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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 26, 2013

Registration No. 333-190904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMC ENTERTAINMENT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7832 (Primary Standard Industrial Classification Code Number)	26-0303916 (I.R.S. Employer Identification Number)

One AMC Way
11500 Ash Street
Leawood, Kansas 66211
(913) 213-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kevin M. Connor, Esq.
Senior Vice President, General Counsel & Secretary
AMC Entertainment Inc.
One AMC Way
11500 Ash Street
Leawood, Kansas 66211
(913) 213-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:
Matthew D. Bloch, Esq. Alexander D. Lynch, Esq. Douglas Ryder, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

Approximate date of commencement of proposed sale to public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 26, 2013

P R E L I M I N A R Y  P R O S P E C T U S

            Shares

AMC Entertainment Holdings, Inc.

Class A Common Stock
$              per share

        This is the initial public offering of our Class A common stock. We are selling              shares of our Class A common stock. We currently expect the initial public offering price to be between $        and $        per share of Class A common stock.

        We have granted the underwriters an option to purchase up to            additional shares of Class A common stock.

        We will apply to have the Class A common stock listed on the New York Stock Exchange under the symbol "AMC."

        Upon consummation of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting and conversion applicable to the Class B common stock. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to three votes and will be convertible at any time into one share of Class A common stock.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 21.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$

Underwriting Discount(1)	$	$

Proceeds to AMC Entertainment Holdings, Inc. (before expenses)	$	$

(1)

We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting."

        The underwriters expect to deliver the shares to purchasers on or about                        , 2013 through the book-entry facilities of The Depository Trust Company.

Citigroup	BofA Merrill Lynch
Barclays	Credit Suisse

B. Riley & Co.	Barrington Research	FBR	HSBC

LOYAL3 Securities	Piper Jaffray	Stifel	Wedbush Securities

                        , 2013

        We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

MARKET AND INDUSTRY INFORMATION

        Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of our estimates based on data and reports compiled by industry professional organizations, including the Motion Picture Association of America ("MPAA"), the National Association of Theatre Owners ("NATO"), Box Office Mojo, Rentrak Corporation ("Rentrak"), industry analysts and our management's knowledge of our business and markets. Unless otherwise noted in this prospectus, all information provided by the MPAA is for the 2012 calendar year, all information provided by NATO is for the 2012 calendar year and all information provided by Rentrak is for the 2012 calendar year.

        Although we believe that the sources are reliable, we have not independently verified market industry data provided by third parties or by industry or general publications. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to changes based on various factors, including those discussed under "Risk Factors" in this prospectus.

ii

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under "Risk Factors" and our Consolidated Financial Statements and accompanying notes.

        AMC Entertainment Holdings, Inc. ("Parent"), an entity created on June 6, 2007, is the sole stockholder of AMC Entertainment Inc. ("AMCE"). As used in this prospectus, unless the context otherwise requires, references to "we," "us," "our," the "Company," "AMC" or "AMC Entertainment" refer to Parent and its consolidated subsidiaries.

        On November 15, 2012, we announced that we changed our fiscal year to a calendar year so that the calendar year shall begin on January 1st and end on December 31st of each year. Prior to the change, fiscal years refer to the fifty-two weeks, and in some cases fifty-three weeks, ending on the Thursday closest to the last day of March.

        As used in this prospectus, the term "pro forma" refers to, in the case of pro forma financial information, such information after giving pro forma effect to (i) the Merger (as defined below) and (ii) this offering and the use of proceeds therefrom and related transactions (collectively, the "Transactions"). Except as stated otherwise herein, the share data set forth in this prospectus reflects the reclassification of Parent's capital stock as described below under "—The Reclassification."

        Certain financial measures presented in this prospectus, such as Adjusted EBITDA and Theatre Level Adjusted EBITDA are not recognized terms under accounting principles generally accepted in the United States ("GAAP"). These measures exclude a number of significant items, including our interest expense and depreciation and amortization expense. For a discussion of the use of these measures and a reconciliation to the most directly comparable GAAP measures, see "—Summary Historical and Unaudited Financial and Operating Data." We also use "cash on cash return" as a measure of the performance of our theatres after implementation of one or more of the strategic initiatives described below under "—Our Strategy: The Customer Experience Leader." Management uses this metric to measure the increase in operating performance of our theatres relative to the capital invested in them and to guide the allocation of future capital deployment. We believe that securities analysts and investors also view this measure as an important tool for measuring our performance. We define "cash-on-cash" return on the capital investment for a strategic initiative as the increase in Theatre-level Adjusted EBITDA (as defined on page 19) attributable to such capital investment for the twelve month period following completion of the capital investment over the preceding 12 month period divided by the amount of such capital expenditures, net of landlord contribution (as defined on page 19).

 Our Company

        We are one of the world's largest theatrical exhibition companies and an industry leader in innovation and operational excellence. We introduced Multiplex theatres in the 1960s and the North American stadium-seated Megaplex theatre format in the 1990s. Our field operations teams win recognition from national organizations like the Motion Picture Association of America and local groups in "Best of" competitions, while maintaining greater than 50% top-box customer satisfaction and industry leading theatre productivity metrics.

        As of September 30, 2013, we owned, operated or held interests in 343 theatres with a total of 4,950 screens primarily in North America. Our theatres are predominantly located in major metropolitan markets, which we believe give our circuit a unique profile and offer strategic and operational advantages. Our top five markets, in each of which we hold the #1 or #2 share position, are New York (42% share), Los Angeles (27%), Chicago (44%), Philadelphia (29%) and Dallas (28%). For the twelve months ended September 30, 2013, these five metro markets comprised 40% of our revenues and 38% of our attendance. Strategically, these markets and our theatres in them are diverse, operationally complex, and, in many cases, for established locations, the scarcity of new theatre opportunities creates a significant competitive advantage against newcomers or alternative entertainment options.

        Across our entire circuit, approximately 200 million customers visited our theatres during calendar year 2012 and during the twelve months ended September 30, 2013. For the nine months ended September 30, 2013, we had total revenues of $2.0 billion; Adjusted EBITDA of $335.2 million and earnings from continuing operations of $80.5 million and for the twelve months ended September 30, 2013, we generated total revenues of $2.7 billion, Adjusted EBITDA of $450 million and earnings from continuing operations of $81.6 million. According to publicly available information for our peers, during the calendar year ended December 31, 2012, our circuit led in revenues per head ($13.56), average ticket price ($9.04) and food and beverage per head ($3.92). For the same period, our attendance per screen (41,900) and admissions gross profit per screen ($179,000) were among the highest of our peers. In the last two years ended September 30, 2013, we have deployed a total of $182.2 million in growth-oriented capital, including $21.2 million contributed by landlords, into our circuit and infrastructure to help generate those results. We believe that it is the quality of our theatre locations and our customer-focused innovation that continue to drive improved productivity per location, return on investment and shareholder value.

        We believe that our size, reputation, financial performance, history of innovation, strong major market presence and highly productive theatre circuit position us well for the future. A future where, after more than nine decades of business models driven by quantity of theatres, screens and seats, we believe quality of the movie going experience will determine long term, sustainable success. We are improving the quality of the movie-going experience in ways that extend stay and capture a greater proportion of total movie-going spending in order to maximize the economic potential of each customer visit, create sustainable growth and deliver shareholder value.

        Our intention is to capitalize on this pivot towards quality by leveraging our extensive experience in theatre operations, combined with the next wave of innovations in movie-going. We plan to continue investing in our theatres and upgrading the consumer experience to take greater advantage of incremental revenue-generating opportunities, primarily through an array of improved and differentiated customer experiences in (1) more comfort & convenience; (2) food & beverage; (3) engagement & loyalty; (4) sight & sound and (5) targeted programming.

        The following table summarizes our current deployment progress in screens through September 30, 2013 as well as our expected plans for the deployment of our strategy over the next five years. These investments must meet specific cash-on-cash return criteria and are designed to increase attendance, customer spend and profitability.

		More Comfort & Convenience			Enhanced Food & Beverage				Premium Sight & Sound
						Coke Freestyle Machines			IMAX		RealD 3D
Regions	Total Screens	Motorized, plush recliners with leg rest; Relax at the push of a button	Guarantee of pre-selected seat; Arrive just-in-time and anxiety- free		Shopping experience featuring broadened menu offerings, including made- to-order options	Innovative technology featuring 120+ drink flavor options; Customer customized	Full service bar serving premium beers, wines and mixed drinks; Enjoy before or after movie	Casual, in theatre dining provided via seat side service; Conveniently satisfies consumer need for "dinner and a movie"	High technology film format delivers unmatched viewing experience	Proprietary, immersive sight and sound format for ultimate customer escape	Crisp, bright, depth delivering technology; Ultra realistic images take the customer inside the movie(6)
New York/New Jersey/Philadelphia(1)	688	64	94		14	63	28	28	17	2	374
California	656	19	41		20	94	12	6	24	5	341
Illinois(2)	532	18	20		30	48	51	—	13	1	238
Texas	394	23	39		74	145	198	30	9	1	172
Florida	380	—	24		24	44	130	24	12	2	180
Missouri/Kansas/Oklahoma(3)	292	44	68		28	72	82	44	8	1	134
Arizona/Colorado	314	28	42		48	76	76	14	8	1	149
Michigan/Ohio	334	33	64		30	63	164	30	8	—	136
Washington DC(4)	157	17	18		—	17	—	—	6	1	77
Massachusetts	119	22	23		—	22	—	—	3	—	62
Balance	1,084	59	84		29	119	101	6	28	1	507

Totals	4,950	327	517		297	763	842	182	136	15	2,370
Incremental Revenue/Patron		$1.17	See (5	).	$0.12	$0.08	$0.30	$5.83	$5.81	$5.23	$3.32
5-Year Deployment Plan	157	1,393	1,977		141	4,344	700	413	14	19	96

(1)
Includes Connecticut.

(2)
Chicago metropolitan market, including theatres in Indiana. Also includes Wisconsin and Iowa.

(3)
Includes St. Louis metropolitan market.

(4)
Washington, D.C. metropolitan market, including Maryland and Virginia.

(5)
Not charged separately, included in ticket price.

(6)
Includes IMAX and ETX screens.

Our Strategy: The Customer Experience Leader

        Through most of its history, movie-going has been defined by product—the movies themselves. Yet, long term significant, sustainable changes in the economics of the business and attendance patterns have been driven by improvements to the movie-going experience, not the temporary ebb and flow of product. The introduction of Multi- and then Megaplexes, with their then-modern amenities and stadium seats, for example, changed the landscape of the industry.

        We believe the industry is in the early stages of once again significantly upgrading the movie-going experience, and this shift towards quality presents opportunities to those who are positioned to capitalize on it. As is our custom, we intend to be a leader in this change, with consumer-focused innovations that improve productivity, maximize revenue-generation per customer visit and, in turn, drive shareholder value.

        Our strategic objective is then very straightforward: we intend to be the customer experience leader. We aim to maintain and increase our leadership position and competitive advantage through the following five tightly defined strategies:

        1) More Comfort & Convenience—We believe that in an era of jam-packed, busy schedules and stressful lives, movie-going more than ever represents an easy, familiar escape. Against that reality, we believe that maximizing comfort and convenience for our customers will be increasingly necessary to maintain and improve customer relevance.

        Three specific initiatives help us deliver more comfort and convenience to our customers. The most impactful so far, as measured by improved customer satisfaction, economic and financial metrics, is recliner re-seats. Along with these physical plant transformations, open-source internet ticketing and reserved seating help us shape and adapt our circuit to meet and exceed our customers' expectations.

        Recliner re-seats are the key feature of full theatre renovations. These exhaustive theatre renovations involve stripping theatres to their basic structure in order to replace finishes throughout, upgrade the sight and sound experience, install modernized points of sale and, most importantly, replace traditional theatre seats with plush, electric recliners that allow customers to deploy a leg rest and fully recline at the push of a button. The renovation process typically involves losing 66% seating capacity. For an industry historically focused on quantity, this reduction in seating capacity could be viewed as counter-intuitive and harmful to revenues. However, the quality improvement in the customer experience is driving, on average, a 91% increase in attendance at these locations. Our customers have responded favorably to the significant personal space gains from ample row depths, ability to recline or stretch their legs, extra-wide pillowed chaise and oversized armrests. Starting with one 12-screen theatre a little over two years ago, as of September 30, 2013 we now feature recliner re-seats in 28 theatres, or 327 screens, with another 7 theatres, or 65 screens, under construction. Cash-on-cash returns for the five locations opened prior to October 1, 2012 have averaged over 100%. We believe that approximately 1/4 of our circuit's re-seat potential has been addressed, leaving us with over 1,600 addressable screens to go. Thus far, we have implemented only modest ticket pricing increases at these re-seated theatres, and we believe there is unrealized revenue potential at these theatres as we rebalance the supply-demand relationship created by added comfort from re-seats and our customers' willingness to pay for this improved experience. Over the next five years we intend to invest approximately $600 million in recliner re-seat conversions.

        Rebalancing of the new supply-demand relationship created by recliner re-seats presents us two further opportunities to improve customer convenience and maximize operating results: open-source internet ticketing and reserved seating.

        Open-source internet ticketing makes all our seats (almost 950,000) in all our theatres and auditoriums for all our showtimes (approximately 22,000 per day), as available as possible, on as many websites as possible. This is a significant departure from the prior ten-year practice, when tickets to any one of our buildings were only available on one website. In the two years since we exercised our right to end exclusive contracts, internet tickets sold as a percentage of total tickets sold has increased significantly from approximately 5.5% to 8.5%. We believe increased online access is important because it captures customers' purchase intent more immediately and directly than if we had to wait until they showed up at the theatre box office to make a purchase. Once our customers buy a ticket, they are less likely to change their mind. Carefully monitoring internet pre-sales also lets us adjust capacity in real time, moving movies that are poised to overperform to larger capacity or more auditoriums, thereby maximizing yield.

        Reserved seating, now fully implemented in 50 of our busiest theatres, allows our customers to choose a specific seat in advance of the movie. We believe that knowing there is a specifically chosen seat waiting for a show that promises to be a sellout is comforting to our customers, and removes anxiety around the experience. We believe reserved seating will become increasingly prevalent to the point of being a pre-requisite in the medium-term future.

        We believe the comfort and personal space gains from recliner re-seats, coupled with the immediacy of demand captured from open-source internet ticketing and the anxiety removal of reserved seating make a powerful economic combination for us that none of our peer set is exploiting as aggressively as we are.

        2) Enhanced Food & Beverage—Popcorn and soft drinks are as integral a part of the movie-going experience as the movies themselves. Yet, approximately one third of our 200 million annual customers do not purchase food or a beverage. In order to increase the percentage of customers purchasing food or a beverage as well as increase sales per patron, we have developed food and beverage concepts that expand selection and service offerings. These concepts range from the simple and traditional (Food and Beverage Kiosks) to the vastly innovative and complex (Dine-In Theatres). This array of concepts, progressively more innovative and capital intensive, creates further service and selection across a range of theatre types and attendance levels and allows us to satisfy more customers and different customer needs and generate additional revenues.

  •
  The most broadly deployed concept is Food and Beverage Kiosks, which supplements the traditional menu with made-to-order hot foods, espresso drinks, smoothies, better-for-you products and an expanded range of candies and frozen novelty treats. Food and Beverage Kiosks capitalizes on food and beverage trends our customers have adopted in other quick-eat venues. To date, we have implemented 80 Food and Beverage Kiosks where we enjoy average incremental food and beverage per head (FBPH) of $0.04 and cash-on-cash returns for the 58 locations deployed prior to October 1, 2012 have averaged approximately 37%.

  •
  At the next level, and designed for higher volume theatres, Marketplace vastly expands menu offerings as well as delivers a more customer engaging, post-pay shopping experience. In addition to the expanded offerings found in Food and Beverage Kiosks, Marketplaces also feature grab-and-go and self-serve food and beverages, including Coke Freestyle®, which puts our customers in charge with over 120 drink flavor options. AMC's operational excellence and history of innovation allowed us first-mover advantage on this new technology, which today is deployed in 47 of our theatres and we anticipate will be in all of our circuit by mid-2015. We find that when customers are allowed to browse and choose, overall satisfaction goes up and they spend more. Our FBPH metrics improve on average $0.12 when a Marketplace is added to a theatre. We now operate 14 Marketplaces with plans to install as many as 25 more, as our next generation food and beverage format.

  •
  Deployed alone or alongside our other food and beverage concepts are our MacGuffins Bar & Lounges. We believe that few innovations have won over the adult movie goer more decisively than our full service bars featuring premium beers, wines and liquors. As of September 30, 2013, we have deployed 45 MacGuffins, and with their impressive average incremental FBPH of $0.30, we are moving quickly to install an additional 23 within twelve months and believe the concept will be successful in an additional 75-100 theatres thereafter. MacGuffins have delivered average cash-on-cash returns for the twelve locations deployed prior to October 1, 2012 of over 100%. Due to our success in operating MacGuffins, we believe we can leverage our substantial experience when it comes to permitting, installing and commissioning these improvements.

  •
  At the top of the scale are our Dine-In Theatres. Dine-In Theatres are full restaurant operations, giving our customers the ultimate dinner-and-a-movie experience all at a single seat. Compressing by almost half what would otherwise be a four or five hour, multi-destination experience, young people and adults alike are afforded a huge convenience, which puts the idea of going to a movie much more in play. We currently operate 11 Dine-In Theatres. Cash-on-cash returns for the nine locations deployed prior to October 1, 2012 averaged 14% in their first full year of operations. These increases in cash-on-cash returns were driven primarily by an increase in FBPH of $4.83. At our eight locations that were open prior to October 1, 2011, cash-on-cash returns grew to 40% in the second full year of operations as consumer awareness increased. Today, Dine-In Theatres represent 3% of our total theatres but generated 9% of our circuit-wide food and beverage revenues. We expect that Dine-In Theatres and recliner re-seats will be deployed in approximately 17% of our theatres by the end of 2013. We plan to open 20 more Dine-In Theatres in the next 5 years.

    Building on the success of our full-service Dine-In Theatres, we are under construction with an emerging concept, DIT Express. DIT Express emphasizes freshness, speed and convenience. Customers place their orders at a central station and the order is delivered to our customers at their reserved seat. DIT Express was developed in conjunction with Union Square Events (a division of Union Square Hospitality Group). Like our other food and beverage concepts, we believe that DIT Express will become an important part of our toolkit.

        In this most important area of profitability for any exhibition circuit, we believe that our ability to innovate concepts, adapt those concepts to specific buildings and generate incremental revenue differentiates us from our peers and provides us with a competitive advantage. This is in part due to our core geographic markets' larger, more diverse and more affluent customer base; in part due to our management team's demonstrated and extensive experience in food, beverage and hospitality; and in part due to our three-plus year head start in this difficult to execute space.

        We believe significant financial opportunities exist as we have a substantial pipeline of investments to take advantage of incremental attendance-generating and revenue-generating prospects by deploying building-by-building solutions from a proprietary menu of proven, customer-approved food and beverage concepts.

        3) Greater Engagement & Loyalty—We believe that in the theatrical exhibition business, as in all consumer-oriented businesses, engagement and loyalty are the hallmarks of winning organizations.

        Our brand is the most recognizable in the business, with over 80% awareness in the United States according to an Ipsos Omnibus survey completed July 2013—far above any competitor. We build on that strength by seeking engagement and loyalty from our customers in four measurable, specific and inter-related ways. At the top of the pyramid is AMC Stubs®, the industry's most sophisticated loyalty program. At the base of the pyramid are our mobile apps, website (www.amctheatres.com) and social media outreach, which combined seek to drive engagement to levels unprecedented in the movie exhibition industry. We believe there is incremental attendance potential to be gained from avid movie-goers who generate a disproportionate share of industry revenues and who state that the quality of the movie-going experience directly influences their movie-going habits.

  •
  AMC Stubs® is the industry's first program of its kind. Fee-based (consumers pay $12/year to belong), it rewards loyalists with in-theatre value ($10 for every $100 spent) instead of hard to track "points". The program is fully automated and user-friendly from a customer perspective. As of September 2013 we had 2.5 million member households, which represent approximately 20% of our total weekly box office revenues. Transaction data from this loyal customer base are mined for consumer insights that are used to develop targeted, relevant customer offers, leading to increased attendance and sales. The program increases switching costs (the negative monetary (annual fee) and psychological (lost reward potential) costs associated with choosing a competitive theatre exhibitor), especially for those patrons located near our competitors' theatres, and leads to higher loyalty. We believe that increased switching costs dissuade customers from choosing a competitor's theatre and lead to higher loyalty.

  •
  Our www.amctheatres.com state-of-the-art website, leverages adaptive technology that optimizes the users' experience regardless of platform (phone, tablet, laptop, etc.) and has nearly 9 million visits per month, with peak months over 12 million, generating up to almost 300 million page visits per year. The website generates ticket sales and higher conversion rates by simplifying customers' purchasing decision and process.

  •
  The AMC mobile apps, available for iOS, Android and Windows devices have been downloaded nearly 2.1 million times since launch, generating almost a half million sessions per week. This convenient way to purchase tickets also features Enhanced Maps, which allows customers to browse for their nearest AMC theatre or favorite AMC theatre amenity, and My AMC, which allows customers to generate a personalized movie queue of coming releases.

  •
  On the social media front, our Facebook 'Likes', recently at 4 million and growing, are more than all our peer competitors' counts combined. We are similarly engaged on Twitter (over 215,000 followers), Pinterest, Instagram and YouTube. Our participation in these social networks keeps movie-going top of mind and allows targeted campaigns and offers with clear 'calls to action' that generate incremental attendance and incremental revenues per patron.

        The competitive advantage in greater customer engagement and loyalty includes the ability to use market intelligence to better anticipate customers' needs and desires and to capture incremental share of entertainment dollars and time.

        4) Premium Sight & Sound—At its core, our business is a visual and aural medium. The quality of projection and sound is therefore mission critical, and has improved significantly with the advent of digital systems. Today, our conversion to these digital systems is substantially complete, and 4,835 or 98% of our screens employ state-of-the-art Sony 4K or similar digital projectors. Importantly, the digital conversions enabled 3D exhibition, and today 2,370 screens (48% of total) are so enabled. We have at least one 3D enabled screen in 98% of our locations.

        In sight and sound, we believe that size is critical in our customers' decision-making. Consistent with this belief, we are the world's largest IMAX exhibitor, with 136 screens, all 3D-enabled, with nearly twice the screen count of our closest competitor and representing a 44% market share in the United States (as of September 30, 2013). In addition, we currently have our own private label large format, marketed as ETX, in 15 locations (also all 3D enabled). Combined, these 151 screens represent only 3% of our total screens, yet on the weekends when big movies open, as much as 19% of our box office flows from them.

        The premium sight and sound experiences—3D, ETX and IMAX—give our customers more options and earn incremental pricing from our customers. On average, pricing premiums currently amount to $4.09 per patron, driving better economics for us and the Hollywood studios, while also delivering our audience a superior experience. For context, box office gross profit per patron for premium formats averages 12% more than gross profit per patron for conventional 2D formats. We anticipate increasing our premium large-format screen count by 34 screens.

        Further, we do not expect technology advances to cease. Sound quality, for example, continues to improve, as our recent tests of Dolby ATMOS demonstrate (AMC theatres were among the very few selected for pilot tests). And, laser projection technology, the next level in clarity, brightness and sharpness, is evolving as well. While all of these will require some level of capital investment, the promise of strong customer relevance is significant.

        5) Targeted Programming—The core of our business, historically and now, is Hollywood movies. We play all varieties, from adrenaline-filled action movies to heart-warming family films, laugh out loud comedies and terrifying horror flicks. We play them in 2D, 3D, IMAX, ETX and even closed captioned and sometimes with subtitles. If a movie is commercially available, it is likely to be playing at an AMC theatre today or tonight, because we schedule shows in the morning, afternoon and even at midnight or later, just to make sure it is convenient for our customers.

        Increasingly, we are playing movies and other content originating from more sources. We believe that as diversity grows in the United States, the ability to adapt and target programming for a fragmented audience will grow increasingly critical. We believe this is something we already do very well. As measured by an Insight Strategy Group survey conducted November 2011, approximately 51% of our audience was Latino or African American. Latino families are Hollywood's, and our, best customers. They go to the movies 6.4x per year (56% more than average), and 65% of Latinos live within 20 miles of an AMC theatre. For movies targeted at these diverse audiences, we frequently experience attendance levels greater than our average, national market share. For example, AMC recently captured 28% market share of the 2013 Spanish-titled movie Instructions Not Included. Tyler Perry's latest three films, which are targeted towards African American audiences, have produced industry box office of over $125 million and an average market share for AMC of over 23% during the twelve months ended September 30, 2013. Additionally, during the twelve months ended September 30, 2013, we exhibited 80 Bollywood movies capturing an above average 30% market share and generating nearly $11 million in box office revenues. Given the population growth patterns from the last US census, we believe that our ability to effectively serve these communities will help strengthen our competitive position.

        Through AMC Independent, we have also reached into the independent (or "indie") production and distribution community. Growing quickly from its inception three years ago, we played 263 films during the twelve months ended September 30, 2013 from this very creative community.

        Open Road, our joint venture with another major exhibitor, is similarly an effort to grow our sources of content and provide access to our screens for content that may not otherwise find its way there.

        We believe AMC is a vital exhibitor for Hollywood studios and for independent distributors because we generate more box office revenue per theatre and provide stronger in-theatre and online promotional exposure for movies. Theatres are a content owner's highest quality revenue stream because every customer pays every time they watch the content. Among all theatres, AMC's venues are the most valuable to content owners. Due to the studios' fixed distribution cost per licensed film, their product is never more productive than at an AMC theatre. When our scale and Wanda's growth are taken into account, AMC is the most efficient and effective partner a content owner has.

Our Competitive Strengths

        We believe we have the following competitive strengths:

  Leading Market Share in Important, Affluent & Diverse Markets

        Across the country's three biggest metropolitan markets—New York, Los Angeles and Chicago, representing 20% of the country's total box office—we hold a 36% combined market share. On any given weekend, half of the top ten theatres for the #1 opening movie title in the United States are AMC theatres. We believe our strong presence in these top markets makes our theatres highly visible and therefore strategically more important to content providers, who rely on the large audiences and marketing momentum provided by major markets to drive opinion-making and deliver a movie's overall box office results.

        Our customers are concentrated in major metropolitan markets and are generally more affluent and culturally diverse than those in smaller markets. There are inherent complexities in effectively and efficiently serving them. In some of our more densely populated major metropolitan markets, there is also a scarcity of attractive retail real estate opportunities. Taken together, these factors solidify our market share position. Further, our history and strong presence in these markets have created a greater opportunity to introduce our enhanced customer experience concepts and exhibit a broad array of programming and premium formats, all of which we believe drive higher levels of attendance and higher revenues at our theatres.

  Well Located, Highly Productive Theatres

        Our theatres are generally located in the top retail centers across the United States. We believe this provides for long-term visibility and higher productivity, and is a key element in the success of our Enhanced Food & Beverage and More Comfort & Convenience initiatives. Our location strategy, combined with our strong major market presence and our focus on a superior customer experience, enable us to deliver industry-leading theatre-level productivity. During the twelve months ended September 30, 2013, seven of the ten highest grossing theatres in the United States were AMC theatres. During the same period, our average total revenues per theatre were $8.1 million. This per unit productivity is important not only to content providers, but also to developers and landlords, for whom per location and per square foot sales numbers are critical measures. The net effect is a close relationship with the commercial real estate community, which gives us first-look and preferred tenant status on emerging opportunities.

  Selectively Participating in a Consolidating Industry

        Throughout the last two decades, AMC has been an active participant in our industry's consolidation. In that span, we have acquired and successfully integrated Loews, General Cinema, Kerasotes and more recently, select operations of Rave Digital Media and Rave Review Cinemas. We intend to remain an active participant in consolidation, and selectively pursue acquisitions where the characteristics of the location, overall market and facilities further enhance the quality of our theatre portfolio.

        Additionally, our focus on improving the customer experience and our strong relationships with landlords and developers have provided opportunities to expand our footprint in existing markets by acquiring competitors' existing theatres at the end of their lease term at little or no cost. We believe that our More Comfort & Convenience and Enhanced Food & Beverage concepts have high appeal to landlords wanting to increase traffic and sales in their retail centers. These "spot acquisitions" have given us the ability to bolster our presence in existing markets at relatively low cost and more quickly (weeks, months) as compared to new builds (months, years).

  Substantial Operating Cash Flow

        For the twelve months ended September 30, 2013, nine months ended September 30, 2013, the period from August 31, 2012 to December 31, 2012, the period from March 30, 2012 through August 30, 2012 and the fiscal year ended March 29, 2012, our net cash provided by operating activities totaled $310.7 million, $204.7 million, $73.9 million, $76.4 million and $137.0 million, respectively. We believe that our strategic initiatives, highly productive theatre circuit and continued focus on cost control will enable us to generate sufficient cash flow provided by operating activities to fund the deployment of capital to execute our strategy to grow our revenues, maintain our facilities, service our indebtedness and pay dividends to our stockholders. We expect that our capital expenditures will be approximately $245 million in each of the next three calendar years.

  Experienced and Dynamic Team

        Our senior management team, led by Gerardo (Gerry) Lopez, President and Chief Executive Officer, has the expertise that will be required to transform movie-going from a commodity to a differentiated entertainment experience. A dynamic and balanced team of executives combines long-tenured leaders in operations, real estate and finance who contributed to building AMC's hard earned reputation for operations excellence with creative entertainment and restaurant industry executives in marketing, programming and food & beverage who bring to AMC business acumen and experience that support innovation in theatrical exhibition.

        We anticipate that, in connection with this offering, we will implement a significant equity based compensation plan that will align management's interests with those of our shareholders.

        In July 2013, AMC relocated its Theatre Support Center to a new, state-of-the-art facility in Leawood, Kansas. With a technology platform that provides for real-time monitoring of AMC screens across the country and a workplace conducive to collaboration and teamwork, AMC's management team has the organization well aligned with its strategy.

        Furthermore, we believe that our people, the nearly 19,000 AMC associates, constitute an essential strength of our Company. They strive to make movie-going experiences at AMC always a treat. Our auditoriums offer clear and bright projection, our food is hot and our drinks are cold. Our doors, lobbies, hallways and bathrooms are clean and we select and train our people to make smiles happen. We create events and want our customers to always feel special at an AMC theatre. This is an experience delivered almost 200 million times a year.

        Over the past three years together, this group has enhanced quality and increased variety at our food and beverage stands, introduced in-theatre dining options in many markets, revitalized over 40 theatres, launched our industry-leading loyalty program, AMC Stubs, and achieved our Company's highest ever ratings for top-box overall customer satisfaction. We feel like this is only the beginning.

  Key Strategic Shareholder

        In August 2012, AMC was acquired by the Wanda Group ("Wanda"), one of the largest, privately-held conglomerates in China. In addition to its core business as a prominent developer and owner of commercial real estate, Wanda also owns related businesses in entertainment, hospitality and retail. Wanda is the largest theatre exhibition operator in China through its controlling ownership interest in Wanda Cinema Line. The combined ownership and scale of AMC and Wanda Cinema Line, has enabled us to enhance relationships and obtain better terms from important food and beverage, lighting and theatre supply vendors, and to expand our strategic partnership with IMAX. Wanda and AMC are also working together to offer Hollywood studios and other production companies valuable access to our industry-leading promotion and distribution platforms, with the goal of gaining greater access to content and playing a more important role in the industry going forward. Wanda is controlled by its chairman, Mr. Jianlin Wang.

The Industry

        Movie going is embedded in the American social fabric. For over 100 years people young and old, of all races and socio-economic levels have enjoyed the entertainment that motion pictures offer.

        In the United States, the movie exhibition business is large, stable and mature. While in any given calendar quarter the quantity and quality of movies can drive volatile results, box office revenues have increased from 2011 to 2012. Calendar year 2012 was, in fact, the industry's best ever, with box office revenues of $10.8 billion, (6.5% growth over 2011) and over 1.3 billion admissions in the U.S. and Canada.

        The movie exhibition business has survived the booms and busts of economic cycles and has adapted to myriad changes in technology and customer behavior. There is great value for the entertainment dollar in movie going, and no replacement has been invented for the escape and fun that a night at the movies represents.

        We believe the exhibition business is in the early stages of a transition. After decades of economic models driven by quantity (number of theatres, screens and seats), it is the quality of the movie going experience that will define future success. Whether in enhanced food and beverage options (Food and Beverage Kiosks, Marketplaces, Coke Freestyle, MacGuffins or Dine-in Theatres); more comfort and convenience (recliner re-seats, open-source internet ticketing, reserved seating); engagement and loyalty (AMC Stubs, website, mobile apps, social media) or sight and sound (digital projectors, 3D, our own ETX format or IMAX); it is the ease of use and the amenities that these innovations bring to customers that will drive sustained profitability in the years ahead. As this transition accelerates, we believe movie exhibition's attraction as an investment will grow.

The Wanda Transaction

        On August 30, 2012, Wanda acquired Parent through a merger between Parent and Wanda Film Exhibition Co. Ltd., ("Merger Subsidiary"), a wholly-owned indirect subsidiary of Wanda, whereby Merger Subsidiary merged with and into Parent with Parent continuing as the surviving corporation and as a wholly-owned indirect subsidiary of Wanda (the "Merger"). Prior to the Merger, Parent was owned by J.P. Morgan Partners, LLC and certain related investment funds ("JPMP"), Apollo Management, L.P. and certain related investment funds ("Apollo"), affiliates of Bain Capital Partners ("Bain"), The Carlyle Group ("Carlyle") and Spectrum Equity Investors ("Spectrum") (collectively, the "Former Sponsors").

        Wanda invested approximately $700.0 million in connection with the Merger. In comparison, assuming a per share price of $        (the midpoint of the range set forth on the front cover of this prospectus) and      shares sold in the offering (which would represent approximately       % of the shares of our common stock that will be outstanding upon completion of this offering), the total value of the equity of the Company would have been approximately $         million.

The Reclassification

        Prior to consummating this offering, we intend to reclassify each share of Parent's existing Class A common stock and Class N common stock by filing an amendment to our certificate of incorporation. Pursuant to the reclassification, each holder of shares of existing Class A common stock will receive              shares of Class B common stock for one share of existing Class A common stock, and each holder of shares of Class N common stock will receive              shares of new Class A common stock for one share of Class N common stock. The transactions described in this paragraph are referred to in this prospectus as the "Reclassification."

        Currently, Parent is owned by an indirect, wholly owned subsidiary of Wanda and by certain members of management as follows: Wanda (99.77%) and members of management (0.23%). After giving effect to the Reclassification and this offering, Wanda will hold             shares of our Class B common stock, representing approximately      % of our outstanding common stock and      % of the combined voting power of our outstanding common stock, and will have the power to control our affairs and policies including with respect to the election of directors (and, through the election of directors, the appointment of management), the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions.

Risk Factors

        Our business is subject to numerous risks, as discussed more fully in the section entitled "Risk Factors" beginning on page 21 of this prospectus, which you should read in its entirety. In particular:

  •
  We have no control over distributors of the films and our business may be adversely affected if our access to motion pictures is limited or delayed;

  •
  We depend on motion picture production and performance;

  •
  Our substantial debt could adversely affect our operations and prevent us from satisfying those debt obligations;

  •
  Limitations on the availability of capital may prevent deployment of strategic initiatives;

  •
  We have had significant financial losses in previous years;

  •
  We may be limited in our ability to utilize, or may not be able to utilize, net operating loss carryforwards to reduce our future tax liability;

  •
  We are subject, at times, to intense competition;

  •
  An increase in the use of alternative film delivery methods or other forms of entertainment may drive down our attendance and limit our ticket prices;

  •
  Our results of operations may be impacted by shrinking video release windows;

  •
  The agreements governing our indebtedness contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us;

  •
  We may suffer future impairment losses and theatre and other closure charges; and

  •
  Our business could be adversely affected if we incur legal liability.

Corporate Information

        We are a Delaware corporation. Our principal executive offices are located at One AMC Way, 11500 Ash Street, Leawood, Kansas 66211. The telephone number of our principal executive offices is (913) 213-2000. We maintain a website at www.amctheatres.com, on which we will post our key corporate governance documents, including our board committee charters and our code of ethics. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Class A common stock offered by us	Shares
Class A common stock to be outstanding immediately after this offering	Shares
Class B common stock to be outstanding immediately after this offering	Shares
Option to purchase additional shares

We have granted to the underwriters a 30-day option to purchase up to            additional shares of our Class A common stock from us at the initial public offering price less underwriting discounts and commissions.

Common stock voting rights

Upon consummation of this offering, the holders of our Class A common stock will be entitled to one vote per share, and the holders of our Class B common stock will be entitled to three votes per share.

Each share of Class B common stock may be converted into one share of Class A common stock at the option of the holder.

If, on the record date for any meeting of the stockholders, the number of shares of Class B common stock then outstanding is less than 30% of the aggregate number of shares of Class A common stock and Class B common stock outstanding, then each share of Class B common stock will automatically convert into one share of Class A common stock.

In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, except for certain transfers to other holders of Class B common stock or their affiliates or to certain unrelated third parties as described under "Description of Capital Stock—Conversion and Restrictions on Transfer."

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters unless otherwise required by law.

Upon consummation of this offering, assuming no exercise of the underwriters' option to purchase additional shares, (1) holders of Class A common stock will hold approximately        % of the combined voting power of our outstanding common stock and approximately        % of our total equity ownership and (2) holders of Class B common stock will hold approximately        % of the combined voting power of our outstanding common stock and approximately        % of our total equity ownership.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, (1) holders of Class A common stock will hold approximately        % of the combined voting power of our outstanding common stock and approximately        % of our total equity ownership and (2) holders of Class B common stock will hold approximately        % of the combined voting power of our outstanding common stock and approximately        % of our total equity ownership. See "Description of Capital Stock—Voting Rights."

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion applicable to the Class B common stock. See "Description of Capital Stock—Common Stock" for a description of the material terms of our common stock.

Dividend policy

We intend to pay cash dividends commencing from the closing date of this offering. We expect that our first dividend will be with respect to the      quarter of fiscal 20    . The declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our senior secured credit facility and the indentures governing our debt securities and other factors our board of directors deem relevant. See "Risk Factors—We may not generate sufficient cash flows or have sufficient restricted payment capacity under our senior secured credit facility or the indentures governing our debt securities to pay our intended dividends on the common stock," and "Dividend Policy."

Use of proceeds

We estimate that our net proceeds from this offering without exercise of the underwriters' option to purchase additional shares will be approximately $          million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $          per Class A share, which represents the midpoint of the range set forth on the front cover of this prospectus. We intend to use the net proceeds to us primarily to retire outstanding indebtedness, including possibly our 8.75% Senior Fixed Rate Notes which mature on June 1, 2019. Any net proceeds that we do not apply to reduce outstanding indebtedness will be used for general corporate purposes, including capital expenditures. However, we have not made a definitive determination as to how to allocate these proceeds among these and other possible general corporate purposes and we do not anticipate doing so prior to the completion of the offering. See "Risk Factors—We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment."

Proposed national securities exchange trading symbol	"AMC"
LOYAL3 platform

At our request, the underwriters have reserved up to                   shares, or 0.6%, of our Class A common stock offered by this prospectus for sale, and up to                   shares, or 1.25%, for sale through a directed share program, at the public offering price, through the LOYAL3 platform. See "Underwriting—The LOYAL3 Platform."

        Unless otherwise stated herein, the information in this prospectus (other than our historical financial statements and historical financial data) assumes that:

  •
  the Reclassification has been completed;

  •
  the underwriters have not exercised their option to purchase up to        additional shares of Class A common stock from us;

  •
  the initial offering price is $          per share, the midpoint of the range set forth on the cover page of this prospectus; and

  •
  our amended and restated certificate of incorporation and amended and restated bylaws are in effect, pursuant to which the provisions described under "Description of Capital Stock" will become operative.

        In the Reclassification, each holder of shares of existing Class A common stock will receive          shares of Class B common stock for one share of existing Class A common stock, and each holder of shares of Class N common stock will receive          shares of new Class A common stock for one share of Class N common stock. In addition, we anticipate shares of Class A Common Stock having an aggregate value of $12.0 million (representing                        shares based upon the midpoint of the price range set forth on the cover page of this prospectus) (the "Offering Bonus Shares") will be issued to members of management upon the consummation of this offering. See "Compensation Discussion & Analysis—Post-offering Compensation—Anticipated Awards under the 2013 Plan." The number of shares of common stock to be outstanding after completion of this offering is based on            shares of our common stock to be sold in this offering and, except where we state otherwise, the common stock information we present in this prospectus excludes shares of common stock we will reserve for future issuance under our equity incentive plan.

Summary Historical and Unaudited Financial and Operating Data

        The following summary historical financial and operating data sets forth our historical financial and operating data for the twelve months ended September 30, 2013, the Successor nine months ended September 30, 2013, the Predecessor period December 30, 2011 through August 30, 2012, the Successor period from inception August 31, 2012 through September 27, 2012, the Predecessor period from March 30, 2012 to August 30, 2012, the Successor period from inception August 31, 2012 to December 31, 2012 and the fiscal years ended March 29, 2012 and March 31, 2011 and have been derived from our Consolidated Financial Statements and related notes for such periods included elsewhere in this prospectus. The historical financial data set forth below is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus.

        In connection with the change of control due to the Merger, our assets and liabilities were adjusted to fair value on the closing date of the Merger by application of "push down" accounting. As a result of the application of "push down" accounting in connection with the Merger, our financial statement presentations herein distinguish between a predecessor period for periods prior to the Merger ("Predecessor"), and a successor period for periods subsequent to the Merger ("Successor"). The Successor applied "push down" accounting and its financial statements reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the Merger date. The Consolidated Financial Statements presented herein are those of Successor from its inception on August 31, 2012 through September 30, 2013, and those of Predecessor for all periods prior to the Merger date. As a result of the application of "push down" accounting at the time of the Merger, the financial statements for the Predecessor period and for the Successor period are presented on different bases and are, therefore, not comparable. For additional information about the Merger, see the notes to our audited Consolidated Financial Statements for the period ended December 31, 2012 and our unaudited Consolidated Financial Statements for the nine months ended September 30, 2013 included elsewhere in this prospectus.

        The summary historical financial and operating data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements, including the notes thereto, included in this prospectus.

	Twelve Months Ended September 30, 2013(1)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012	From Inception August 31, 2012 through December 31, 2012(8) (restated)	March 30, 2012 through August 30, 2012(2)	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
		(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
	(Unaudited)	(Unaudited)		(Unaudited)
	(in thousands, except per share and operating data)
Statement of Operations Data:
Total revenues	$2,733,437	$2,036,451	$114,506	$1,842,515	$811,492	$1,206,072	$2,521,977	$2,362,538

Operating Costs and Expenses:
Cost of operations	1,799,860	1,332,816	85,496	1,196,356	552,540	781,193	1,706,418	1,631,497
Rent	449,094	339,213	33,493	299,805	143,374	189,086	445,326	451,874
General and administrative:
Merger, acquisition and transactions costs	4,814	1,952	504	6,670	3,366	4,417	3,958	16,838
Management fee	—	—	—	3,750	—	2,500	5,000	5,000
Other	81,638	59,797	7,269	42,644	29,110	27,023	51,495	58,157
Depreciation and amortization	202,466	147,435	16,602	137,818	71,633	80,971	212,817	211,444
Impairment of long-lived assets	—	—	—	285	—	—	285	12,779

Operating costs and expenses	2,537,872	1,881,213	143,364	1,687,328	800,023	1,085,190	2,425,299	2,387,589

Operating income (loss)	$195,565	$155,238	$(28,858)	$155,187	$11,469	$120,882	$96,678	$(25,051)
Other (income) expense	(184)	(184)	49	2,496	49	960	1,965	42,687
Interest expense	142,067	105,618	10,683	113,838	47,132	70,004	178,127	183,657
Equity in (earnings) loss of non-consolidated entities	(39,041)	(38,143)	3,378	(18,240)	2,480	(7,545)	(12,559)	(17,178)

	Twelve Months Ended September 30, 2013(1)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012	From Inception August 31, 2012 through December 31, 2012(8) (restated)	March 30, 2012 through August 30, 2012(2)	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
		(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
	(Unaudited)	(Unaudited)		(Unaudited)
	(in thousands, except per share and operating data)
Gain on NCM transactions	—	—	—	—	—	—	—	(64,441)
Investment (income) expense	(3,115)	(3,406)	(1)	(66)	290	(41)	17,619	(484)

Earnings (loss) from continuing operations before income taxes	95,838	91,353	(42,967)	57,159	(38,482)	57,504	(88,474)	(169,292)
Income tax provision (benefit)	14,260	10,860	100	3,005	3,500	2,500	2,015	1,950

Earnings (loss) from continuing operations	$81,578	$80,493	$(43,067)	$54,154	$(41,982)	$55,004	$(90,489)	$(171,242)

Basic earnings (loss) from continuing operations per share	$53.15	$52.44	$(29.87)	$42.34	$(27.72)	$43.00	$(70.74)	$(133.90)
Diluted earnings (loss) from continuing operations per share	$53.15	$52.44	$(29.87)	$42.03	$(27.72)	$42.74	$(70.74)	$(133.90)
Average shares outstanding:
Basic	1,534.92	1,534.92	1,441.69	1,279.14	1,514.48	1,279.14	1,279.14	1,278.92
Diluted	1,534.92	1,534.92	1,441.69	1,288.39	1,514.48	1,286.81	1,279.14	1,278.92
Other Data:
Net cash provided by (used in) operating activities	$310,682	$204,665	$(32,125)	$76,546	$73,892	$76,372	$137,029	$(16,168)
Adjusted EBITDA(3)	450,013	335,198	(10,446)	333,957	104,369	222,846	370,099	315,837
Theatre Level Adjusted EBITDA(4)	507,855	377,870	(1,879)	366,991	128,106	248,547	403,213	347,941
NCM cash distributions received	30,749	20,573	—	19,152	10,176	6,667	31,523	35,502
Capital expenditures	(236,142)	(174,006)	(10,638)	(94,392)	(72,774)	(40,116)	(139,359)	(129,347)
Growth capital expenditures(5)	(139,681)	(110,915)	(6,970)	(29,765)	(34,782)	(15,794)	(27,547)	(35,774)
Landlord contributions(6)	16,956	13,931	572	3,700	4,169	2,000	3,200	4,000
Net rewards accumulated under AMC Stubs:
Admissions	(10,803)	(9,970)	451	(8,125)	(382)	(4,146)	(16,752)	—
Food and beverage	(36,911)	(28,517)	(1,128)	(26,342)	(9,522)	(16,385)	(32,209)	—
Operating Data (at period end):
Screen additions	—	—	—	—	22	13	26	55
Screen acquisitions	191	25	—	—	166	—	—	960
Screen dispositions	33	29	15	45	19	62	120	400
Construction openings (closures, net)	(16)	(34)	—	(18)
Average screens—continuing operations(7)	4,818	4,856	4,714	4,761	4,732	4,742	4,811	4,920
Number of screens operated	4,950	4,950	4,804	4,819	4,988	4,819	4,868	4,962
Number of theatres operated	343	343	332	333	344	333	338	352
Screens per theatre	14.4	14.4	14.5	14.5	14.5	14.5	14.4	14.1
Attendance (in thousands)—continuing operations(7)	200,955	148,870	8,249	138,699	60,336	90,616	194,205	188,810

	As of September 30, 2013
	Actual	As Adjusted for the Reclassification
	(Unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$130,628
Corporate borrowings, including current portion	2,075,655
Other long-term liabilities	455,258
Capital and financing lease obligations, including current portion	117,994
Stockholders' equity	848,897
Class A Common Stock voting issued hereby ($.01 par value shares authorized; shares issued and outstanding as of September 30, 2013 as adjusted to give effect to the Reclassification)	$—	$
Class B Common Stock voting issued hereby ($.01 par value shares authorized; shares issued and outstanding as of September 30, 2013 as adjusted to give effect to the Reclassification)	$—	$
Existing Class A Common Stock voting ($.01 par value, 2,000,000 shares authorized; 1,531,424 shares issued and outstanding as of September 30, 2013)	15
Total assets	4,326,866

(1)
The statement of operations data for the twelve months ended September 30, 2013, which are unaudited, have been calculated by adding the period from September 28, 2012 to December 31, 2012 to the nine months ended September 30, 2013 included elsewhere in this prospectus. This presentation is not in accordance with GAAP. We believe that this presentation provides useful information to investors regarding our recent financial performance and we view this presentation of the four most recently completed successor quarters as a key measurement period for investors to assess our historical results. In addition, our management uses trailing four quarter financial information to evaluate the financial performance of the Company for ongoing planning purposes, including a continuous assessment of our financial performance in comparison to budgets and internal projections. We also use trailing four quarter financial data to test compliance with covenants under our debt agreements. This presentation has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

(2)
On November 15, 2012, we announced that we changed our fiscal year to a calendar year so that the calendar year shall begin on January 1st and end on December 31st of each year. Prior to the change, fiscal years refer to the fifty-two weeks, and in some cases fifty-three weeks, ending on the Thursday closest to the last day of March.

(3)
We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as earnings (loss) from continuing operations plus (i) income tax provisions (benefit), (ii) interest expense and (iii) depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance and to include any cash distributions of earnings from our equity method investees. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Set forth below is a reconciliation of Adjusted EBITDA to earnings (loss) from continuing operations, our most comparable GAAP measure:

	Twelve Months Ended September 30, 2013	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012	From Inception August 31, 2012 through December 31, 2012(8) (restated)	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
		(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
	(in thousands)
Earnings (loss) from continuing operations	$81,578	$80,493	$(43,067)	$54,154	$(41,982)	$55,004	$(90,489)	$(171,242)
Plus:
Income tax provision (benefit)	14,260	10,860	100	3,005	3,500	2,500	2,015	1,950
Interest expense	142,067	105,618	10,683	113,838	47,132	70,004	178,127	183,657
Depreciation and amortization	202,466	147,435	16,602	137,818	71,633	80,971	212,817	211,444
Impairment of long-lived assets	—	—	—	285	—	—	285	12,779
Certain operating expenses(a)	16,130	9,719	1,264	9,021	7,675	5,858	16,275	57,267
Equity in (earnings) losses of non-consolidated entities	(39,041)	(38,143)	3,378	(18,240)	2,480	(7,545)	(12,559)	(17,178)
Cash distributions from non-consolidated entities(b)	30,984	20,800	42	19,568	10,226	7,051	33,112	35,893
Gain on NCM transactions	—	—	—		—	—	—	(64,441)
Investment (income) expense	(3,115)	(3,406)	(1)	(66)	290	(41)	17,619	(484)
Other (income) expense(c)	(130)	(130)	49	2,833	49	1,297	1,977	42,828
General and administrative expense—unallocated:
Merger, acquisition and transaction costs	4,814	1,952	504	6,670	3,366	4,417	3,958	16,838
Management fee	—	—	—	3,750	—	2,500	5,000	5,000
Stock-based compensation expense	—	—	—	1,321	—	830	1,962	1,526

Adjusted EBITDA(d)	$450,013	$335,198	$(10,446)	$333,957	$104,369	$222,846	$370,099	$315,837

(a)
Amounts represent preopening expense, theatre and other closure expense (income), deferred digital equipment rent expense and disposition of assets and other gains included in operating expenses.

(b)
Effective July 1, 2011, cash distributions from non-consolidated entities were included in our Adjusted EBITDA presentation with conforming reclassification made for the current and prior year presentation. The presentation reclassification reflects how our management evaluates our Adjusted EBITDA performance and is generally consistent with treatment in our various debt covenant calculations.

(c)
Other expense for the 52 weeks ended March 31, 2011 is comprised of the loss on extinguishment of indebtedness related to the redemption of our 12% Senior Discount Notes due 2014 ("Discount Notes due 2014") of $14.8 million, our 11% Senior Subordinated Notes due 2016 ("Notes due 2016") of $24.3 million and expense related to the modification of the former senior secured credit facility of $3.7 million.

(d)
The additional four days included in the Transition Period contributed approximately $25.0 million in Adjusted EBITDA. The acquisition of Kerasotes contributed approximately $34.6 million during the fifty-two weeks ended March 29, 2012 in Adjusted EBITDA compared to $31.6 million during the forty-four week period of May 24, 2010 to March 31, 2011.

Adjusted EBITDA is a non-GAAP financial measure commonly used in our industry and should not be construed as an alternative to net earnings (loss) as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with GAAP). Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We have included Adjusted EBITDA because we believe it provides management and investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt.

Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. For example, Adjusted EBITDA:

•
does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments;

•
does not reflect changes in, or cash requirements for, our working capital needs;

•
does not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

•
excludes tax payments that represent a reduction in cash available to us;

•
does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; and

•
does not reflect management fees that were paid to the Former Sponsors.

(4)
We present Theatre Level Adjusted EBITDA as a supplemental measure of our performance which we believe provides management and investors with additional information to measure the performance of our theatres, individually and as an entirety, including the impact of our growth capital expenditures and landlord contributions on their operating results. We define Theatre Level Adjusted EBITDA as Adjusted EBITDA minus (i) cash distributions from non-consolidated entities, (ii) stock based compensation expense included in general and administrative—other, (iii) deferred rent and (iv) capital lease expense, and plus (i) general and administrative expense—other and (ii) theatre service expense, as shown in the table below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Theatre Level Adjusted EBITDA, you should be aware that in the future we may incur income and expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Theatre Level Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Set forth below is a reconciliation of Theatre Level Adjusted EBITDA to Adjusted EBITDA:

	Twelve Months Ended September 30, 2013	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012	From Inception August 31, 2012 through December 31, 2012(8) (restated)	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
		(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
	(in thousands)
Adjusted EBITDA	$450,013	$335,198	$(10,446)	$333,957	$104,369	$222,846	$370,099	$315,837
Add/(Subtract):
Cash distributions from non-consolidated entities	(30,984)	(20,800)	(42)	(19,568)	(10,226)	(7,051)	(33,112)	(35,893)
Stock-based compensation expense	—	—	—	(1,321)	—	(830)	(1,962)	(1,526)
General and administrative expense—other	81,638	59,797	7,269	42,644	29,110	27,023	51,495	58,157
Theatre service expense	35,555	26,284	3,054	23,018	12,325	13,684	33,505	26,520
Deferred rent	(13,717)	(10,043)	(1,050)	(5,786)	(4,724)	(3,437)	(7,422)	(4,761)
Capital lease expense	(14,650)	(12,566)	(664)	(5,953)	(2,748)	(3,688)	(9,390)	(10,393)

Theatre Level Adjusted EBITDA	$507,855	$377,870	$(1,879)	$366,991	$128,106	$248,547	$403,213	$347,941

(5)
Growth capital expenditures are our gross cash investments before landlord contributions to enhance Sight & Sound, Food & Beverage and More Comfort & Convenience for our customers. Growth capital expenditures are part of our total capital expenditures and exclude expenditures for maintenance and other recurring items.

(6)
Landlord contributions are amounts received from our landlords for theatres undergoing transformation to enhance Sight & Sound, Food & Beverage or More Comfort & Convenience for our customers. Amounts received from landlords are recorded as deferred rent and are amortized as a reduction to rent expense over the base term of the lease agreement.

(7)
Includes consolidated theatres only.

(8)
During the successor period from August 31, 2012 through December 31, 2012 adjustments were made to correct the valuation allowance recorded for deferred tax assets and the income tax provision. These revisions to previously recorded amounts were needed to correct the carrying amount of other long-term liabilities with an offsetting adjustment to increase the income tax provision by $5.52 million during the fourth quarter of 2012. Additional information about this matter is disclosed in Note 1—Prior period adjustments in the Company's audited financial statements for the period from August 31, 2012 to December 31, 2012 contained elsewhere in this prospectus.

RISK FACTORS

        Before you decide to purchase shares of our Class A common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our pro forma and historical financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Class A common stock could decline, perhaps significantly.

Risks Related to Our Industry and Our Business

We have no control over distributors of the films and our business may be adversely affected if our access to motion pictures is limited or delayed.

        We rely on distributors of motion pictures, over whom we have no control, for the films that we exhibit. Major motion picture distributors are required by law to offer and license film to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis. Our business depends on maintaining good relations with these distributors, as this affects our ability to negotiate commercially favorable licensing terms for first-run films or to obtain licenses at all. With only 7 distributors representing approximately 90% of the U.S. box office in 2012, there is a high level of concentration in the industry. Our business may be adversely affected if our access to motion pictures is limited or delayed because of deterioration in our relationships with one or more distributors or for some other reason. To the extent that we are unable to license a popular film for exhibition in our theatres, our operating results may be adversely affected.

We depend on motion picture production and performance.

        Our ability to operate successfully depends upon the availability, diversity and appeal of motion pictures, our ability to license motion pictures and the performance of such motion pictures in our markets. The most attended films are usually released during the summer and the calendar year-end holidays, making our business highly seasonal. We license first-run motion pictures, the success of which has increasingly depended on the marketing efforts of the major motion picture studios. Poor performance of, or any disruption in the production of these motion pictures (including by reason of a strike or lack of adequate financing), or a reduction in the marketing efforts of the major motion picture studios, could hurt our business and results of operations. Conversely, the successful performance of these motion pictures, particularly the sustained success of any one motion picture, or an increase in effective marketing efforts of the major motion picture studios, may generate positive results for our business and operations in a specific fiscal quarter or year that may not necessarily be indicative of, or comparable to, future results of operations. As movie studios rely on a smaller number of higher grossing "tent pole" films there may be increased pressure for higher film licensing fees. In addition, a change in the type and breadth of movies offered by motion picture studios may adversely affect the demographic base of moviegoers.

Our substantial debt could adversely affect our operations and prevent us from satisfying those debt obligations.

        We have a significant amount of debt. As of September 30, 2013, we had outstanding $2,193.6 million of indebtedness ($2,089.1 million face amount), which consisted of $769.4 million under our senior secured credit facility ($771.1 million face amount), $649.5 million of our senior notes ($600 million face amount), $656.8 million of our existing subordinated notes ($600.0 million face amount) and $118.0 million of existing capital and financing lease obligations, and up to $150.0 million was available for borrowing as additional senior debt under our senior secured credit facility. As of

September 30, 2013, we also had approximately $3.6 billion of undiscounted rental payments under operating leases (with initial base terms generally between 15 to 20 years).

        The amount of our indebtedness and lease and other financial obligations could have important consequences to you. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing in the future for working capital, capital expenditures, dividend payments, acquisitions, general corporate purposes or other purposes;

  •
  require us to dedicate a substantial portion of our cash flow from operations to the payment of lease rentals and principal and interest on our indebtedness, thereby reducing the funds available to us for operations and any future business opportunities;

  •
  limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

  •
  place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

        If we fail to make any required payment under our senior secured credit facility or to comply with any of the financial and operating covenants contained therein, we would be in default. Lenders under our senior secured credit facility could then vote to accelerate the maturity of the indebtedness under the senior secured credit facility and foreclose upon the stock and personal property of our subsidiaries that is pledged to secure the senior secured credit facility. Other creditors might then accelerate other indebtedness. If the lenders under the senior secured credit facility accelerate the maturity of the indebtedness thereunder, we might not have sufficient assets to satisfy our obligations under the senior secured credit facility or our other indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        Our indebtedness under our senior secured credit facility bears interest at rates that fluctuate with changes in certain prevailing interest rates (although, subject to certain conditions, such rates may be fixed for certain periods). If interest rates increase, we may be unable to meet our debt service obligations under our senior secured credit facility and other indebtedness.

Limitations on the availability of capital may prevent deployment of strategic initiatives.

        Our key strategic initiatives, including recliner re-seats, enhanced food & beverage and premium sight & sound, require significant capital expenditures to implement. Our net capital expenditures aggregated approximately $160.1 million for the nine months ended September 30, 2013 and $136.2 million for fiscal 2012. We estimate that our gross cash outflows for capital expenditures will be approximately $260.0 million to $290.0 million for calendar 2013 and will continue at approximately $245.0 million annually over the next three years. Actual capital expenditures for calendar 2013 may differ materially from our estimates. The lack of available capital resources due to business performance or other financial commitments could prevent or delay the deployment of innovations in our theatres. We may have to seek additional financing or issue additional securities to fully implement our growth strategy. We cannot be certain that we will be able to obtain new financing on favorable terms, or at all. In addition, covenants under our existing indebtedness limit our ability to incur additional indebtedness, and the performance of any additional or improved theatres may not be sufficient to service the related indebtedness that we are permitted to incur.

We have had significant financial losses in previous years.

        Prior to fiscal 2007, we had reported net losses in each of the prior nine fiscal years totaling approximately $551.1 million. For fiscal 2007, 2008, 2009, 2010, 2011, 2012, the period March 30, 2012 through August 30, 2012, and the period August 31, 2012 through December 31, 2012, we reported net earnings (losses) of $116.9 million, $(6.2) million, $(149.0) million, $79.9 million, $(174.3) million, $(94.1) million, $90.2 million, and $(42.7) million, respectively. If we experience losses in the future, we may be unable to meet our payment obligations while attempting to expand our theatre circuit and withstand competitive pressures or adverse economic conditions.

We may be limited in our ability to utilize, or may not be able to utilize, net operating loss carryforwards to reduce our future tax liability.

        As of December 31, 2012 we had federal income tax loss carryforward of $745.1 million and estimated state income tax loss carryforward of $625.0 million which will be limited annually due to certain change in ownership provisions of the Internal Revenue Code ("IRC") Section 382. Our federal tax loss carryforwards will begin to expire in 2017 and will completely expire in 2031. Our state tax loss carryforwards may be used over various periods ranging from 1 to 20 years.

        We have experienced numerous "ownership changes" within the meaning of Section 382(g) of the Internal Revenue Code of 1986, as amended, including the Merger. These ownership changes have and will continue to subject our tax loss carryforwards to annual limitations which will restrict our ability to use them to offset our taxable income in periods following the ownership changes. In general, the annual use limitation equals the aggregate value of our equity at the time of the ownership change multiplied by a specified tax-exempt interest rate.

        We have had significant financial losses in previous years and as a result we currently maintain a full valuation allowance for our deferred tax assets including our federal and state tax loss carryforwards.

We are subject, at times, to intense competition.

        Our theatres are subject to varying degrees of competition in the geographic areas in which we operate. Competitors may be national circuits, regional circuits or smaller independent exhibitors. Competition among theatre exhibition companies is often intense with respect to the following factors:

  •
  Attracting patrons.  The competition for patrons is dependent upon factors such as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing. Competitors have built or may be planning to build theatres in certain areas where we operate, which could result in excess capacity and increased competition for patrons.

  •
  Licensing motion pictures.  We believe that the principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential and the location and condition of an exhibitor's theatres.

  •
  New sites and acquisitions.  We must compete with exhibitors and others in our efforts to locate and acquire attractive new and existing sites for our theatres. There can be no assurance that we will be able to acquire such new sites or existing theatres at reasonable prices or on favorable terms. Moreover, some of these competitors may be stronger financially than we are. As a result of the foregoing, we may not succeed in acquiring theatres or may have to pay more than we would prefer to make an acquisition.

        The theatrical exhibition industry also faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events and from other distribution channels for filmed entertainment, such as cable television, pay-per-view and home video systems and from other forms of in-home entertainment.

An increase in the use of alternative film delivery methods or other forms of entertainment may drive down our attendance and limit our ticket prices.

        We compete with other film delivery methods, including network, syndicated cable and satellite television, and DVDs, as well as video-on-demand, pay-per-view services and downloads via the Internet. We also compete for the public's leisure time and disposable income with other forms of entertainment, including sporting events, amusement parks, live music concerts, live theatre and restaurants. An increase in the popularity of these alternative film delivery methods and other forms of entertainment could reduce attendance at our theatres, limit the prices we can charge for admission and materially adversely affect our business and results of operations.

Our results of operations may be impacted by shrinking video release windows.

        Over the last decade, the average video release window, which represents the time that elapses from the date of a film's theatrical release to the date a film is available on DVD or similar on demand release, an important downstream market, has decreased from approximately six months to approximately three to four months. If patrons choose to wait for a DVD release rather than attend a theatre for viewing the film, it may adversely impact our business and results of operations, financial condition and cash flows. Within the last two years, several major film studios have tested premium video-on-demand products released in homes approximately 60 days after a movie's theatrical debut, which threatened the length of the release window. We cannot assure you that this release window, which is determined by the film studios, will not shrink further or be eliminated altogether, which could have an adverse impact on our business and results of operations.

The agreements governing our indebtedness contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us.

        The agreements governing our indebtedness contain various covenants that limit our ability to, among other things:

  •
  incur or guarantee additional indebtedness;

  •
  pay dividends or make other distributions to our stockholders;

  •
  make restricted payments;

  •
  incur liens;

  •
  engage in transactions with affiliates; and

  •
  enter into business combinations.

        These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

        Although the indentures for our notes contain a fixed charge coverage test that limits our ability to incur indebtedness, this limitation is subject to a number of significant exceptions and qualifications. Moreover, the indentures do not impose any limitation on our incurrence of capital or finance lease obligations or liabilities that are not considered "Indebtedness" under the indentures (such as operating leases), nor do they impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as "unrestricted subsidiaries," which are subsidiaries that we designate, that are not subject to the restrictive covenants contained in the indentures governing our notes. Furthermore, there are no restrictions in the indentures on our ability to invest in other entities (including unaffiliated entities) and no restrictions on the ability of our subsidiaries to enter into agreements restricting their ability to pay dividends or otherwise transfer funds to us. Also, although the indentures limit our ability to make restricted payments, these restrictions are subject to significant exceptions and qualifications.

General political, social and economic conditions can reduce our attendance.

        Our success depends on general political, social and economic conditions and the willingness of consumers to spend money at movie theatres. If going to motion pictures becomes less popular or consumers spend less on food and beverage, which accounted for 28% of our revenues in calendar 2012, our operations could be adversely affected. In addition, our operations could be adversely affected if consumers' discretionary income falls as a result of an economic downturn. Geopolitical events, including the threat of domestic terrorism or cyber attacks, could cause people to avoid our theatres or other public places where large crowds are in attendance. In addition, due to our concentration in certain markets, natural disasters such as hurricanes or earthquakes in those markets could adversely affect our overall results of operations.

We may be reviewed by antitrust authorities in connection with acquisition opportunities that would increase our number of theatres in markets where we have a leading market share.

        Given our size and market share, pursuit of acquisition opportunities that would increase the number of our theatres in markets where we have a leading market share would likely result in significant review by the Antitrust Division of the United States Department of Justice and state agencies, and we may be required to dispose of theatres in order to complete such acquisition opportunities. For example, in connection with the acquisition of Kerasotes, we were required to dispose of 11 theatres located in various markets across the United States, including Chicago, Denver and Indianapolis. As a result, we may not be able to succeed in acquiring other exhibition companies or we may have to dispose of a significant number of theatres in key markets in order to complete such acquisitions.

We depend on key personnel for our current and future performance.

        Our current and future performance depends to a significant degree upon the retention of our senior management team and other key personnel. The loss or unavailability to us of any member of our senior management team or a key employee could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we would be able to locate or employ qualified replacements for senior management or key employees on acceptable terms.

Optimizing our theatre circuit through new construction and the transformation of our existing theatres is subject to delay and unanticipated costs.

        The availability of attractive site locations for new theatre construction is subject to various factors that are beyond our control.

        These factors include:

  •
  local conditions, such as scarcity of space or increase in demand for real estate, demographic changes and changes in zoning and tax laws; and

  •
  competition for site locations from both theatre companies and other businesses.

        We typically require 18 to 24 months in the United States from the time we reach an agreement with a landlord to when a theatre opens.

        In addition, the improvement of our existing theatres through our enhanced food and beverage and recliner re-seat initiatives is subject to substantial risks such as difficulty obtaining permits, landlord approvals, and new types of operating licenses (e.g. liquor licenses). We may also experience cost overruns from delays or other unanticipated costs in both new construction and facility improvements. Furthermore, our new sites and transformed locations may not perform to our expectations.

We may not achieve the expected benefits and performance from strategic theatre acquisitions.

        In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead and theatre level costs, and from revenue enhancements resulting from the acquisition. However, there can be no assurance that we will be able to generate sufficient cash flow from these acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions. Although we have a long history of successfully integrating acquisitions, any acquisition may involve operating risks, such as:

  •
  the difficulty of assimilating and integrating the acquired operations and personnel into our current business;

  •
  the potential disruption of our ongoing business;

  •
  the diversion of management's attention and other resources;

  •
  the possible inability of management to maintain uniform standards, controls, procedures and policies;

  •
  the risks of entering markets in which we have little or no experience;

  •
  the potential impairment of relationships with employees;

  •
  the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and

  •
  the possibility that the acquired theatres do not perform as expected.

If our cash flows prove inadequate to service our debt and provide for our other obligations, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us.

        Our ability to make payments on and refinance our debt and other financial obligations and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control.

        In addition, our notes require us to repay or refinance those notes when they come due. If our cash flows were to prove inadequate to meet our debt service, rental and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facility, sell any such assets or obtain additional financing on commercially reasonable terms or at all.

        The terms of the agreements governing our indebtedness restrict, but do not prohibit us from incurring additional indebtedness. If we are in compliance with the financial covenants set forth in the senior secured credit facility and our other outstanding debt instruments, we may be able to incur substantial additional indebtedness. If we incur additional indebtedness, the related risks that we face may intensify.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

        The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Our investment in and revenues from National Cinemedia, LLC ("NCM") may be negatively impacted by the competitive environment in which NCM operates.

        We have maintained an investment in NCM. NCM's in-theatre advertising operations compete with other cinema advertising companies and other advertising mediums including, most notably, television, newspaper, radio and the Internet. There can be no guarantee that in-theatre advertising will continue to attract major advertisers or that NCM's in-theatre advertising format will be favorably received by the theatre-going public. If NCM is unable to generate expected sales of advertising, it may not maintain the level of profitability we hope to achieve, its results of operations and cash flows may be adversely affected and our investment in and revenues and dividends from NCM may be adversely impacted.

We may suffer future impairment losses and theatre and other closure charges.

        The opening of new theatres by us and certain of our competitors has drawn audiences away from some of our older theatres. In addition, demographic changes and competitive pressures have caused some of our theatres to become unprofitable. Since not all theatres are appropriate for our new initiatives, we may have to close certain theatres or recognize impairment losses related to the decrease in value of particular theatres. We review long-lived assets, including intangibles, marketable securities and non-consolidated entities for impairment as part of our annual budgeting process and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. We recognized non-cash impairment losses in 1996 and in each fiscal year thereafter except for 2005 and the Transition Period. Our impairment losses of long-lived assets from continuing operations over this period aggregated to $298.1 million. Beginning fiscal 1999 through September 30, 2013, we also incurred theatre and other closure expenses, including theatre lease termination charges aggregating approximately $143.1 million. Deterioration in the performance of our theatres could require us to recognize additional impairment losses and close additional theatres, which could have an adverse effect on the results of our operations. We continually monitor the performance of our theatres, and factors such as changing consumer preferences for filmed entertainment in international markets and our inability to sublease vacant retail space could negatively impact operating results and result in future closures, sales, dispositions and significant theatre and other closure charges prior to expiration of underlying lease agreements.

Our business could be adversely affected if we incur legal liability.

        We are subject to, and in the future may become a party to, a variety of litigation or other claims and suits that arise from time to time in the ordinary course of our business. Regardless of the merits of the claims, the cost to defend current and future litigation may be significant, and such matters can be time-consuming and divert management's attention and resources. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages, penalties or injunctive relief against us. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

        While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if they prevail, the amount of our recovery.

We are subject to substantial government regulation, which could entail significant cost.

        We are subject to various federal, state and local laws, regulations and administrative practices affecting our business, and we must comply with provisions regulating health and sanitation standards, equal employment, environmental, and licensing for the sale of food and, in some theatres, alcoholic beverages. Our new theatre openings could be delayed or prevented or our existing theatres could be impacted by difficulties or failures in our ability to obtain or maintain required approvals or licenses. Changes in existing laws or implementation of new laws, regulations and practices could have a significant impact on our business. A significant portion of our theatre level employees are part time workers who are paid at or near the applicable minimum wage in the theatre's jurisdiction. Increases in the minimum wage and implementation of reforms requiring the provision of additional benefits will increase our labor costs.

        Our theatres must comply with Title III of the Americans with Disabilities Act of 1990, or ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, and an award of damages to private litigants or additional capital expenditures to remedy such noncompliance.

Although AMCE already files certain periodic reports with the Securities and Exchange Commission (the "SEC"), becoming a public company will increase our expenses and administrative burden, in particular to bring our company into compliance with certain provisions of the Sarbanes Oxley Act of 2002 and NYSE rules to which we are not currently subject.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, retain a transfer agent and adopt an insider trading policy in compliance with our obligations under the securities laws.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC and the NYSE, are increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to these rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Risks Related to This Offering

Future sales of our Class A common stock could cause the market price for our Class A common stock to decline.

        Upon consummation of this offering, there will be                 shares of our Class A common stock outstanding and                  shares of our Class B common stock outstanding. All shares of Class A common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Of the remaining shares of Class A common stock outstanding,              will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Sales of substantial amounts of shares of our Class A common stock in the public market, or the perception that those sales will occur, could cause the market price of our Class A common stock to decline. After giving effect to the Reclassification, Wanda will hold shares of our Class B common stock, all of which constitute "restricted securities" under the Securities Act. Provided the holders comply with the applicable volume limits and other conditions prescribed in Rule 144 under the Securities Act, all of these restricted securities are currently freely tradeable. The SEC adopted revisions to Rule 144 that, among other things, shorten the holding period applicable to restricted securities under certain circumstances from one year to six months.

        We and our officers and directors have agreed that, for a period of 180 days from the date of the final prospectus for this offering, and Wanda has agreed that for a period of 365 days from the date of the final prospectus for this offering, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock subject to certain exceptions. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future, including common stock held by Wanda.

Our stock price may be volatile and may decline substantially from the initial offering price.

        Immediately prior to this offering, there has been no public market for our Class A common stock, and an active trading market for our Class A common stock may not develop or continue upon completion of the offering. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the price at which our Class A common stock will trade after the offering.

        The stock market in general has experienced extreme price and volume fluctuations in recent years. These broad market fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. You may be unable to resell your shares at or above the public offering price because of a number of factors, including:

  •
  actual or anticipated quarterly fluctuations in our operating results;

  •
  changes in expectations of future financial performance or changes in estimates of securities analysts;

  •
  changes in the market valuations of other companies;

  •
  announcements relating to actions of other media companies, strategic relationships, acquisitions or industry consolidation;

  •
  terrorist acts or wars; and

  •
  general economic, market and political conditions including those not related to our business.

We may not generate sufficient cash flows or have sufficient restricted payment capacity under our senior secured credit facility or the indentures governing our debt securities to pay our intended dividends on our Class A common stock.

        Following this offering, and subject to legally available funds, we intend to pay quarterly cash dividends, commencing from the closing date of this offering. We expect that our first dividend will be with respect to the    quarter of 20    . We are a holding company and will have no direct operations. We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Our subsidiaries' ability to make distributions to us will depend on their ability to generate substantial operating cash flow. Our ability to pay dividends to our stockholders will be subject to the terms of our senior secured credit facility and the indentures governing the outstanding notes. Our operating cash flow and ability to comply with restricted payments covenants in our debt instruments will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. In addition, dividend payments are not mandatory or guaranteed, and our board of directors may never declare a dividend, decrease the level of dividends or entirely discontinue the payment of dividends. Your decision whether to purchase shares of our Class A common stock should allow for the possibility that no dividends will be paid. You may not receive any dividends as a result of the following additional factors, among others:

  •
  the agreements governing our indebtedness contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us that may arise;

  •
  we are not legally or contractually required to pay dividends;

  •
  while we currently intend to pay a regular quarterly dividend, this policy could be modified or revoked at any time;

  •
  even if we do not modify or revoke our dividend policy, the actual amount of dividends distributed and the decision to make any distribution is entirely at the discretion of our board of directors and future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant;

  •
  the amount of dividends distributed is and will be subject to contractual restrictions under the restrictive payment covenants contained in:

  •
  the indentures governing our debt securities,

  •
  the terms of our senior secured credit facility, and

  •
  the terms of any other outstanding indebtedness incurred by us or any of our subsidiaries after the completion of this offering;

  •
  the amount of dividends distributed is subject to state law restrictions; and

  •
  our stockholders have no contractual or other legal right to dividends.

        The maximum amount we would be permitted to distribute in compliance with our senior secured credit facility and the indentures governing our debt securities on a pro forma basis was approximately $       million as of September 30, 2013 (assuming the number of shares offered by us are sold at the midpoint of the range set forth on the front cover of this prospectus). As a result of the foregoing limitations on our ability to make distributions, we cannot assure you that we will be able to make all of our intended quarterly dividend payments.

We have elected to take advantage of the "controlled company" exemption to the corporate governance rules for publicly-listed companies, which could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

        Because we qualify as a "controlled company" under the corporate governance rules for publicly-listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. In light of our status as a controlled company, our board of directors has determined not to have a majority of our board of directors be independent, have a compensation committee composed solely of independent directors or have an independent nominating function and has chosen to have the full board of directors be directly responsible for nominating members of our board. Accordingly, should the interests of Wanda, as our controlling stockholder, differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Our controlling shareholder's interests may not be aligned with our public stockholders'.

        Our Class B common stock has three votes per share, and our Class A common stock, which is the stock we are offering in our initial public offering, has one vote per share. Upon completion of this offering, Wanda will own approximately         shares of Class B common stock, or        % of our outstanding common stock, representing approximately        % of the voting power of our outstanding common stock (representing approximately        % of our outstanding common stock and approximately % of the voting power of our outstanding common stock, if the underwriters exercise their option to purchase additional shares in full). As such, Wanda will have significant influence over our reporting and corporate management and affairs, and, because of the three-to-one voting ratio between our Class B and Class A common stock, Wanda will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval (including election of directors and approval of significant corporate transactions, such as mergers) so long as the shares of Class B common stock owned by Wanda and its permitted transferees represent at least 30% of all outstanding shares of our Class A and Class B common stock. The shares of our Class B common stock automatically convert to shares of Class A common stock upon Wanda and its permitted transferees holding less than 30% of all outstanding shares of our Class A and Class B common stock.

The supervoting rights of our Class B common stock and other anti-takeover protections in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.

        Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the Delaware General Corporation Law (the "DGCL") and the supermajority rights of our Class B common stockholder, could delay or make it more difficult to remove incumbent directors or for a third party to acquire us, even if a takeover would benefit our stockholders. These provisions include:

  •
  a dual class common stock structure, which provides Wanda with the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock;

  •
  a classified board of directors;

  •
  the sole power of a majority of the board of directors to fix the number of directors;

  •
  limitations on the removal of directors;

  •
  the sole power of the board of directors or Wanda, in the case of a vacancy of a Wanda board designee, to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

  •
  the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval; and

  •
  the inability of stockholders to call special meetings.

        Our issuance of shares of preferred stock could delay or prevent a change of control of our company. Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to                    shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares.

        Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock or a stockholder rights plan and certain other provisions of our amended and restated certificate of incorporation and amended and restated bylaws could impede a merger, takeover or other business combination involving Parent or the replacement of our management or discourage a potential investor from making a tender offer for our Class A common stock, which, under certain circumstances, could reduce the market value of our Class A common stock. See "Description of Capital Stock."

The distributions we pay on our Class A common stock may not qualify as dividends for U.S. federal income tax purposes, which could adversely affect the U.S. federal income tax consequences to you of owning our Class A common stock.

        For U.S. federal income tax purposes, a distribution that we pay on a share of our Class A common stock will be treated as a dividend only to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes (which we refer to as "Tax E&P").

        We had no accumulated Tax E&P as of September 30, 2013. Furthermore, we do not anticipate any Tax E&P for the current year, and our ability to generate Tax E&P in any future year is subject to a number of variables that are uncertain and difficult to predict.

        To the extent that our Tax E&P is insufficient and distributions we pay on a share of our Class A common stock are not treated as dividends for U.S. federal income tax purposes, if you are a domestic corporation, you will not be entitled to claim a "dividends-received" deduction, which generally applies to dividends received from other domestic corporations. In addition, if all or any portion of a distribution that you receive on a share of our Class A common stock is not treated as a dividend for U.S. federal income tax purposes, you (whether or not a domestic corporation) will be required (i) to reduce your tax basis in that share, but not below zero, to the extent that the distribution is not treated as a dividend for U.S. federal income tax purposes, and, on a subsequent taxable disposition of your share, you will recognize a greater amount of gain (or a lower amount of loss) than you otherwise would have recognized if the distribution had been treated entirely as a dividend for U.S. federal income tax purposes or (ii) once your tax basis is reduced to zero, recognize gain immediately, which gain, in either case, may be subject to tax at a higher rate than applies to dividends. In the case of a domestic corporation, any such gain will effectively be taxed at the full ordinary tax rate (instead of the lower effective rate applicable to dividend income by reason of the dividends-received deduction).

        Prospective foreign investors should see "Material U.S. Federal Income Tax Considerations to Non-U.S. Holders" for a more detailed description of the material U.S. federal income tax consequences of the ownership and disposition of shares of our Class A common stock to such investors.

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

        We intend to use the net proceeds from this offering for general corporate purposes, which may include, among other things, capital expenditures and debt service. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Our issuance of preferred stock could dilute the voting power of the common stockholders.

        The issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of our other classes of voting stock either by diluting the voting power of our other classes of voting stock if they vote together as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote even if the action were approved by the holders of our other classes of voting stock.

Our issuance of preferred stock could adversely affect the market value of our Class A common stock.

        The issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our Class A common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase Class A common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase Class A common stock at the lower conversion price causing economic dilution to the holders of Class A common stock.

If we raise additional capital through the issuance of new equity securities at a price lower than the initial public offering price, you will incur dilution.

        If we raise additional capital through the issuance of new equity securities at a lower price than the initial public offering price, you will be subject to dilution which could cause you to lose all or a portion of your investment. If we are unable to access the public markets in the future, or if our performance prospects decrease, we may need to consummate a private placement or public offering of our common stock at a lower price than the initial public offering price.

As a result of this offering, Parent and certain of its domestic affiliates may not be able to file a consolidated tax return which could result in increased tax liability.

        Currently, Parent and certain of its domestic affiliates (the "AMC affiliated tax group") are members of a consolidated group for federal income tax purposes, of which a Wanda domestic subsidiary is the common parent. Upon consummation of this offering the AMC affiliated tax group will cease to be members of the Wanda federal consolidated group. The AMC affiliated tax group will not be permitted to file a consolidated return for federal income tax purposes for five years, however, unless we obtain a waiver from the Internal Revenue Service. It is uncertain whether we will obtain a waiver if we seek one. If we do not obtain a waiver, each member of the AMC affiliated tax group will be required to file a separate federal income tax return, and, as a result, the income (and tax liability) of a member will only be offset by its own tax loss carryforwards (and other tax attributes) and not by tax loss carryforwards, current year losses or other tax attributes of other members of the group. We believe that we should not incur substantial additional federal tax liability if we are not permitted to file a federal consolidated return, because (i) most of our revenues are generated by a single member of the AMC affiliated tax group and most of our tax loss carryforwards are attributable to such member and (ii) there are certain other beneficial aspects of the structure of the AMC affiliated tax group. We cannot assure you, however, that we will not incur substantial additional tax liability if the AMC affiliated tax group is not permitted to file a federal consolidated return for five years.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        In addition to historical information, this prospectus contains forward-looking statements. The words "forecast," "estimate," "project," "intend," "expect," "should," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

  •
  limited supply of motion pictures or delayed access to motion pictures;

  •
  level of motion picture production and performance of motion pictures in our markets;

  •
  risks and uncertainties relating to our significant indebtedness;

  •
  limitations on the availability of capital may prevent us from deploying strategic initiatives;

  •
  risks of financial losses may prevent us from meeting our payment obligations;

  •
  our ability to utilize net operating loss carryforwards to reduce our future tax liability;

  •
  increased competition in the geographic areas in which we operate;

  •
  increased use of alternative film delivery methods or other forms of entertainment;

  •
  shrinking video release windows;

  •
  certain covenants in the agreements that govern our indebtedness may limit our ability to take advantage of certain business opportunities;

  •
  general political, social and economic conditions;

  •
  review by antitrust authorities in connection with acquisition opportunities;

  •
  dependence on key personnel for current and future performance;

  •
  optimizing our theatre circuit through construction and the transformation of our existing theatres may be subject to delay and unanticipated costs;

  •
  our ability to achieve expected benefits and performance from our strategic theatre acquisitions;

  •
  our ability to service our indebtedness or our ability to refinance our indebtedness on terms favorable to us;

  •
  failures or security breaches of our information systems;

  •
  our investment in and revenues from NCM may be negatively impacted by the competitive environment in which NCM operates

  •
  risks relating to impairment losses and theatre and other closure charges;

  •
  risks relating to the incurrence of legal liability;

  •
  our ability to generate sufficient earnings and future taxable income in tax jurisdictions where we have recorded full valuation allowances;

  •
  increased costs in order to comply with governmental regulation; and

  •
  increased expenses and administrative burden associated with being a public company.

        This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but not exhaustive. In addition, new risks and uncertainties may arise from time to time. Accordingly, all forward-looking statements should be evaluated with an understanding of their inherent uncertainty.

        Except as required by law, we assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        We estimate that our net proceeds from this offering without exercise of the underwriters' option to purchase additional shares will be approximately $             million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $            per share, which represents the midpoint of the range set forth on the front cover of this prospectus. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $             million.

        Our principal reason for the offering is to raise equity capital that we intend to use primarily to retire outstanding indebtedness, including possibly our 8.75% Senior Fixed Rate Notes, which mature on June 1, 2019. Any net proceeds that we do not apply to reduce outstanding indebtedness will be used for general corporate purposes, including capital expenditures. However, we have not made a definitive determination as to how to allocate these proceeds among these and other possible general corporate purposes and we do not anticipate doing so prior to the completion of the offering. See "Risk Factors—We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment."

 DIVIDEND POLICY

        Following this offering and subject to legally available funds, we intend to pay a quarterly cash dividend at an annual rate initially equal to $            per share (or a quarterly rate initially equal to $            per share) of Class A and Class B common stock, commencing from the closing date of this offering. We expect that our first dividend will be with respect to the            quarter of 20    . Based on the approximately                         million shares and                          million shares of Class A common stock and Class B common stock, respectively, to be outstanding after the offering, this dividend policy implies a quarterly cash requirement of approximately $             million. We cannot assure you that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus, if at all.

        We are a holding company and have no direct operations. We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Their ability to make any payments to us will depend upon many factors, including our operating results, cash flows and the terms of our senior secured credit facility and the indentures governing our subsidiaries' debt securities. In addition, our ability to pay dividends to our stockholders will be subject to the terms of our indebtedness. Although we have sustained net losses in prior periods and cannot assure you that we will be able to pay dividends on a quarterly basis or at all, we believe that a number of recent positive developments in our business have improved our ability to pay dividends in compliance with applicable state corporate law once this offering has been completed. These include: the completion of the Kerasotes Acquisition and the Rave theatres acquisition, which increased the scale and cash flow of our company, and we expect will continue to generate, synergies and cost savings; the continued positive impact of our implementation of improved and differentiated customer experiences in more comfort and convenience; food and beverage; engagement and loyalty; sight and sound and targeted programming. Further, we expect to continue to benefit from substantial net operating loss carry-forwards from prior periods that will be available to offset taxes that we may owe. Also, because the DGCL permits corporations to pay dividends either out of surplus (generally, the excess of a corporation's net assets (total assets minus total liabilities) over its stated capital, in each case as defined and calculated in the manner prescribed by the DGCL) or net profits, we may be able to pay dividends even if we report net losses in future periods. We do not intend to borrow funds to pay the projected quarterly dividend described above.

        The maximum amount we would be permitted to distribute in compliance with our senior secured credit facility and the indentures governing our debt securities, on a pro forma basis, was approximately $             million as of September 30, 2013 (assuming the number of shares offered by us are sold at the midpoint of the range set forth on the front cover of this prospectus).

        The declaration and payment of any future dividends will be at the sole discretion of our board of directors after taking into account various factors, including legal requirements, our subsidiaries' ability to make payments to us, our financial condition, operating results, cash flow from operating activities, available cash and current and anticipated cash needs.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013 (i) on an actual basis, (ii) as adjusted to give effect to the Reclassification prior to the effects of this offering and (iii) as adjusted to give effect to this offering, the use of proceeds therefrom and the Reclassificiation. The information in this table should be read in conjunction with "Unaudited Pro Forma Condensed Financial Information," "Business," the unaudited consolidated financial statements and the historical financial statements of the Company and the respective accompanying notes thereto appearing elsewhere in this prospectus.

	As of September 30, 2013
	Actual	As Adjusted for the Reclassification	As Adjusted for the Offering and the Reclassification
	(in thousands)
Cash and cash equivalents(1)	$130,628	$	$

Short term debt(2)	$14,537	$	$
Long-term debt:
9.75% Senior Subordinated Notes due 2020 (par value $600,000)	656,808
8.75% Senior Fixed rate Notes due 2019 (par value $600,000)	649,475
Senior secured credit facility:
Revolving loan facility(3)	—
Term loan due 2020 (par value $763,375)	761,622
Capital and financing lease obligations	111,207

Total debt	$2,193,649	$	$

Class N Common Stock nonvoting ($.01 par value, 25,000 shares authorized; 3,497 shares issued and outstanding as of September 30, 2013)	1,811

Class A Common Stock voting to be outstanding after the offering ($.01 par value         shares authorized;         shares issued and outstanding as of September 30, 2013 as adjusted to give effect to the Reclassification;         shares issued and outstanding as of September 30, 2013 as adjusted to give effect to the offering and the Reclassification)

Stockholders' equity
Class A Common Stock voting to be outstanding after the offering ($.01 par value shares authorized; shares issued and outstanding as of September 30, 2013 as adjusted to give effect to the Reclassification; shares issued and outstanding as of September 30, 2013 as adjusted to give effect to the offering and the Reclassification)	$—	$	$
Class B Common Stock voting to be outstanding after the offering ($.01 par value shares authorized; shares issued and outstanding as of September 30, 2013 as adjusted to give effect to the Reclassification)	$—	$	$
Existing Class A Common Stock voting ($.01 par value, 2,000,000 shares authorized; 1,531,424 shares issued and outstanding as of September 30, 2013; shares issued and outstanding as of September 30, 2013 as adjusted to give effect to the offering and the Reclassification)	15
Additional paid-in capital	799,985
Accumulated other comprehensive income	6,784
Accumulated earnings	42,113

Total stockholders' equity	848,897

Total Capitalization	$3,044,357	$	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the range set forth on the front cover of this prospectus) would increase (decrease) our cash and cash equivalents by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

(2)
Includes $7.75 million par value of the Term Loan due 2020 and $6.79 million of capital and financing lease obligations.

(3)
The aggregate revolving loan commitment under our senior secured credit facility is $150.0 million.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of our Class A common stock to be sold in the offering exceeds the net tangible book value per share of Class A common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

        Our net tangible book value as of                , 2013 was $       million, or $      per share. After giving effect to the receipt and our intended use of approximately $       million of estimated net proceeds from our sale of                   shares of Class A common stock in the offering at an assumed offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus), our as adjusted net tangible book value as of                        , 2013 would have been approximately $       million, or $      per share. This represents an immediate increase in pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares of Class A common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Per Share
Assumed initial public offering price per share	$
Net tangible book value before the offering
Increase per share attributable to investors in the offering

Pro forma net tangible book value after the offering

Dilution per share to new investors	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma net tangible book value by $      , the as adjusted net tangible book value per share after this offering by $      per share and the dilution per share to new investors in this offering by $      , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The following table summarizes on an as adjusted basis as of                        , 2013, giving effect to:

  •
  on an actual basis;

  •
  the total number of shares of Class A common stock purchased from us;

  •
  the total consideration paid to us, assuming an initial public offering price of $            per share (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering); and

  •
  the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Management awards			%			%
Investors in the offering			%			%

Total		100%		$	100%		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by existing stockholders, total consideration paid by new investors and the average price per share by $      , $      and $      , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and without deducting underwriting discounts and commissions and estimated expenses payable by us.

        The tables and calculations above assume no exercise of       shares of Class A common stock issuable in this offering to the underwriters pursuant to an option to purchase additional shares.

        To the extent any of these options are exercised, there will be further dilution to new investors.

 UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

        We derived the following unaudited pro forma condensed financial information by applying pro forma adjustments attributable to (i) the acquisition of Parent by Wanda on August 30, 2012 through a merger between Parent and Wanda Film Exhibition Co. Ltd., a wholly-owned indirect subsidiary of Wanda (the "Merger Transactions") and (ii) this offering and the use of proceeds therefrom (the "Offering Transaction") to our historical Consolidated Financial Statements included in this prospectus. The unaudited pro forma balance sheet gives pro forma effect to the Transactions as if they had occurred on September 30, 2013. The unaudited pro forma condensed statement of operations data for the nine months ended September 30, 2013 and the Transition Period gives pro forma effect to the Transactions as if they had occurred on March 30, 2012. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed financial information.

        We estimate that our net proceeds from this offering without exercise of the option to purchase additional shares will be approximately $       million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $      per share, which represents the midpoint of the range set forth on the front cover of this prospectus. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $       million. We intend to use these net proceeds primarily to retire outstanding indebtedness, including possibly our 8.75% Senior Fixed Rate Notes, which mature on June 1, 2019. Any net proceeds that we do not apply to reduce outstanding indebtedness will be used for general corporate purposes, including capital expenditures. However, we have not made a definitive determination as to how to allocate these proceeds among these and other possible general corporate purposes and we do not anticipate doing so prior to the completion of this offering. See "Risk Factors—We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment."

        The unaudited pro forma condensed financial information is for illustrative and informational purposes only and should not be considered indicative of the results that would have been achieved had the transactions been consummated on the dates or for the periods indicated and do not purport to represent consolidated balance sheet data or statement of operations data or other financial data as of any future date or any future period.

        The unaudited pro forma condensed financial information should be read in conjunction with the information contained in "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our Consolidated Financial Statements and accompanying notes appearing elsewhere in this prospectus.

AMC ENTERTAINMENT HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
AS OF SEPTEMBER 30, 2013
(dollars in thousands)

	As of September 30, 2013
	Parent Historical	Offering Transaction Pro Forma Adjustments	Parent Pro Forma
	(Successor)
Assets
Cash and equivalents	$130,628	$	$
Current assets	120,919
Property, net	1,155,574
Intangible assets, net	236,553
Goodwill	2,294,231
Other long-term assets	388,961

Total assets	$4,326,866	$	$

Liabilities and Stockholders' Equity
Current liabilities	$493,629	$	$
Current Maturities:
Senior Secured Term Loan and Capital and Financing Lease Obligations	14,537
Corporate borrowings:
9.75% Senior Subordinated Notes due 2020	656,808
8.75% Senior Notes due 2019	649,475
Senior Secured Term Loan Facility due 2020	761,622
Capital and financing lease obligations	111,207
Other long-term liabilities	788,880

Total liabilities	$3,476,158	$	$
Class N Common Stock nonvoting	1,811
Class A Common Stock issued hereby	—

Stockholders' equity:
Existing Class A Common Stock	15
Class A Common Stock issued hereby	—
Class B Common Stock to be outstanding after the offering	—
Additional paid-in capital	799,985
Accumulated other comprehensive loss	6,784
Accumulated earnings	42,113

Total stockholders' equity	848,897

Total liabilities and stockholders' equity	$4,326,866	$	$

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

AMC ENTERTAINMENT HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2013
(dollars in thousands, except per share data)

	Nine Months Ended September 30, 2013
	Parent Historical	Offering Transaction Pro Forma Adjustments		Parent Pro Forma
	(Successor)
Revenues	$2,036,451
Cost of operations	1,332,816
Rent	339,213
General and administrative:
M&A Costs	1,952
Management fee	—
Other	59,797		(12)
Depreciation and amortization	147,435

Operating costs and expenses	1,881,213

Operating income	155,238
Other expense	(184)
Interest expense	105,618
Equity in earnings of non-consolidated entities	(38,143)
Investment income	(3,406)

Total other expense	63,885

Earnings from continuing operations before income taxes	91,353
Income tax provision	10,860

Earnings from continuing operations	$80,493

Basic earnings per share from continuing operations	$52.44

Average shares outstanding-Basic	1,534.92
Diluted earnings per share from continuing operations	$52.44

Average shares outstanding-Diluted	1,534.92

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

AMC ENTERTAINMENT HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
TRANSITION PERIOD (MARCH 30, 2012 to DECEMBER 31, 2012)
(dollars in thousands, except per share data)

	Parent Historical March 30, 2012 through August 30, 2012	Parent Historical August 31, 2012 through December 31, 2012(1) (restated)	Merger Transactions Pro Forma Adjustments		Parent Transition Period Ended December 31, 2012 Pro Forma for Merger	Offering Transaction Pro Forma Adjustment		Parent Pro Forma
	(Predecessor)	(Successor)
Revenues	$1,206,072	$811,492	$(8,458	)(2)	$2,009,106	$		$
Cost of operations	781,193	552,540	1,473	(3)	1,335,206
Rent	189,086	143,374	(1,063	)(4)	331,397
General and administrative:
M&A Costs	4,417	3,366	—		7,783
Management fee	2,500	—	(2,500	)(5)	—
Other	27,023	29,110	(539	)(6)	55,594		(12)
Depreciation and amortization	80,971	71,633	(2,370	)(7)	150,234

Operating costs and expenses	1,085,190	800,023	(4,999)		1,880,214

Operating income (expense)	120,882	11,469	(3,459)		128,892
Other expense	960	49	—		1,009
Interest expense	70,004	47,132	(9,444	)(8)	107,692
Equity in earnings of non-consolidated entities	(7,545)	2,480	(2,434	)(9)	(7,499)
Investment (income) expense	(41)	290	627	(10)	876

Total other expense (income)	63,378	49,951	(11,251)		102,078

Earnings from continuing operations before income taxes	57,504	(38,482)	7,792		26,814
Income tax provision (benefit)	2,500	3,500	2,900	(11)	8,900

Earnings from continuing operations	$55,004	$(41,982)	$4,892		$17,914	$		$

Basic earnings (loss) per share from continuing operations	$43.00	$(27.72)

Average shares outstanding-Basic	1,279.14	1,514.48
Diluted earnings (loss) per share from continuing operations	$42.74	$(27.72)

Average shares outstanding-Diluted	1,286.81	1,514.48

(1)
During the successor period from August 31, 2012 through December 31, 2012 adjustments were made to correct the valuation allowance recorded for deferred tax assets and the income tax provision. These revisions to previously recorded amounts were needed to correct the carrying amount of other long-term liabilities with an offsetting adjustment to increase the income tax provision by $5.52 million during the fourth quarter of 2012. Additional information about this matter is disclosed in Note 1—Prior period adjustments in the Company's audited financial statements for the period from August 31, 2012 to December 31, 2012 contained elsewhere in this prospectus.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

AMC ENTERTAINMENT HOLDINGS, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Earnings per Share from Continuing Operations

        Earnings per share from continuing operations is computed by dividing net earnings from continuing operations by the weighted average number of common shares outstanding. Diluted earnings per share from continuing operations includes the effects of outstanding stock options, if dilutive. The following table sets forth the computation of basic and diluted earnings from continuing operations per common share:

(in thousands, except per share data)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through December 31, 2012 (restated)	March 30, 2012 through August 30, 2012
	(Successor)	(Successor)	(Predecessor)
Numerator:
Earnings (loss) from continuing operations	$80,493	$(41,982)	$55,004
Denominator:
Shares for basic earnings (loss) per common share	1,534.92	1,514.48	1,279.14
Stock options and nonvested restricted stock	—	—	7.67

Shares for diluted earnings (loss) per common share	1,534.92	1,514.48	1,286.81

Basic earnings (loss) from continuing operations per common share	$52.44	$(27.72)	$43.00

Diluted earnings (loss) from continuing operations per common share	$52.44	$(27.72)	$42.74

        The following tables sets forth the calculation of the shares for earnings (loss) per common share (in thousands):

  From Inception August 31, 2012 through December 31, 2012:

	Number of days outstanding	Number of shares outstanding	Weighted average percentage	Weighted average number of shares	Amount
Class A shares	123	1,338.05	100.0000%	1,338.05	$700,000	Merger consideration
Class A shares	123	96.69	100.0000%	96.69	50,000	Capital contribution
Class N shares	123	3.50	100.0000%	3.50	1,811	Merger consideration
Class A shares	97	96.69	78.8618%	76.25	50,000	Capital contribution

		1,534.92		1,514.48	$801,811

  March 30, 2012 through August 30, 2012:

	Number of days outstanding	Number of shares outstanding	Weighted average percentage	Weighted average number of shares
Class N shares	154	2.02	100.0000%	2.02
Class A-1 shares	154	382.47	100.0000%	382.47
Class A-2 shares	154	382.47	100.0000%	382.47
Class L-1 shares	154	256.09	100.0000%	256.09
Class L-2 shares	154	256.09	100.0000%	256.09

		1,279.14		1,279.14

        There are no outstanding options to purchase shares of common stock or restricted stock during the nine months ended September 30, 2013.

Pro Forma Earnings per Share from Continuing Operations

        Pro forma earnings per share from continuing operations is computed by dividing net earnings from continuing operations by the weighted average number of common shares expected to be outstanding following this offering and reflects (i) the conversion of all outstanding shares of the Company's existing Class A common stock and Class N common stock into shares of Class B common stock and Class A common stock, respectively, (ii) the issuance of the Offering Bonus Shares and (iii) the issuance of the shares of Class A common stock offered hereby. Each holder of existing Class A common stock will receive        shares of Class B common stock and each holder of existing Class N common stock will receive        shares of Class A common stock. Diluted earnings per share from continuing operations includes the effects of outstanding stock options, if dilutive. The following table sets forth the computation of basic and diluted loss from continuing operations per common share:

(in thousands, except per share data)	Nine Months Ended September 30, 2013	Transition Period
Numerator:
Earnings (loss) from continuing operations	$	$
Denominator:
Shares for basic earnings (loss) per common share
Stock options and nonvested restricted stock

Shares for diluted earnings (loss) per common share

Basic earnings (loss) from continuing operations per common share	$	$

Diluted earnings (loss) from continuing operations per common share	$	$

        The following tables sets forth the calculation of the shares for pro forma earnings per common share (in thousands):

  Nine Months Ended September 30, 2013:

	Number of days outstanding	Number of shares outstanding	Weighted average percentage	Weighted average number of shares
Class A shares outstanding
Class A shares offered hereby
Class B shares outstanding
Class A shares issued to management

  Transition Period:

	Number of days outstanding	Number of shares outstanding	Weighted average percentage	Weighted average number of shares
Class A shares outstanding
Class A shares offered hereby
Class B shares outstanding (shares inclusive of Merger date contributed capital)
Class A shares issued to management
Class B shares (post-Merger date capital contribution)

        There are no outstanding options to purchase shares of common stock or restricted stock during the pro forma nine months ended September 30, 2013 or the pro forma Transition Period.

        Options to purchase                         shares of common stock at a weighted average exercise price of $            per share were outstanding during the period above, but were not included in the computation of diluted earnings per share since the options were anti-dilutive.

Offering Transaction Pro Forma Adjustments

(1)
Reflects the estimated cash sources and uses of funds in connection with the Offering Transaction as summarized below.

Sources of Funds	Amount	Uses of Funds	Amount
	(thousands of dollars)		(thousands of dollars)
Proceeds from the sale of common stock
	$		$

	$		$

(1a)
Pro forma adjustments have been made to stockholders' equity to reclassify par value of $.01 per share between additional paid-in capital and common stock for the Reclassification as follows:

Existing Class A Common Stock ( shares, $.01 par value)	$
Class B Common Stock ( shares, $.01 par value)

Additional Paid-in Capital

Merger Transactions Pro Forma Adjustments

(2)
Represents the elimination of historical breakage income recorded for packaged tickets and lower amounts of breakage income for gift cards. At the date of the Merger, our deferred revenues were adjusted to estimated fair value by eliminating unrecognized breakage. As a result of the Merger, we will not recognize breakage income on package tickets for 18 months subsequent to the Merger and will initially recognize reduced amounts of breakage income for gift cards subsequent to the Merger due to the elimination of amounts of unrecognized breakage from deferred revenues.

(thousands of dollars)	Transition Period
Eliminated historical package ticket breakage	$(4,802)
Reduced gift card breakage for Merger	(3,656)

$(8,458)

We defer 100% of the revenue associated with the sales of gift cards and packaged tickets until such time as the items are redeemed or breakage income is recorded. See Note 1—Revenues to the Company's audited Consolidated Financial Statements contained elsewhere in this Prospectus for further information.

We recognize breakage income for gift cards using the Proportional Method, pursuant to which we apply a breakage rate for our five gift card sales channels that ranges from 14% to 23% of our current month sales and we recognize that total amount of breakage for that current month's sales as income over the next 24 months in proportion to the pattern of actual redemptions. Our methodology for recording deferred revenues for gift cards at fair value involved removing the amount of unrecognized breakage included in our deferred revenues as of August 30, 2012 which was $7,441,000 such that we would only recognize breakage income during the Successor period following the Proportional Method on sales that were generated subsequent to August 30, 2012 and would recognize a normal profit margin on those gift cards that were sold prior to August 30, 2012 and that were expected to be redeemed in the future. Our total breakage income included in the Transition Period was $11,259,000, of which $7,776,000 was recorded during the five month Predecessor period and $3,483,000 was recorded during the four month Successor period. Had the Merger occurred on March 30, 2012, we would have applied the Proportional Method only to those sales that were generated after March 30, 2012 and our breakage income for the nine months ended December 31, 2012 would have been $7,603,000 which is $3,656,000 less than the historical amount recorded in the Transition Period of $11,259,000. As a result, we adjusted our breakage income to reduce it by $3,656,000 such that our total breakage income for gift cards was $7,603,000 on a pro forma basis for the Transactions.

We recognize breakage income for packaged tickets following the Remote Method pursuant to which we recognize breakage income for sales greater than 18 months old based on an estimated breakage rate of 14.5% of monthly sales. Our methodology for recording deferred revenues for packaged tickets at fair value involved removing the amount of unrecognized breakage included in our deferred revenues as of August 30, 2012, which was $24,859,000, such that we would not recognize income during the Successor period following the Remote Method for sales that were generated prior to August 30, 2012 and would recognize a normal profit margin on those packaged tickets that were sold prior to August 30, 2012 and that were expected to be redeemed in the future. Our total breakage income included in the Transition Period was $4,802,000, of which $4,802,000 was recorded during the five month Predecessor period and $0 was recorded during the four month Successor period. Had the Merger occurred on March 30, 2012, we would have applied the Remote Method only to those sales that were generated after March 30, 2012 and were less than 18 months old and our breakage income for the nine months ended December 31, 2012 would have been $0 which is $4,802,000 less than the historical amount recorded in the Transition Period of $4,802,000. As a result, we adjusted our breakage income to reduce it by $4,802,000 such that our total breakage income for gift cards was $0 and was eliminated on a pro forma basis for the Transactions.

(3)
As a result of the Merger we eliminated our deferred rent liabilities related to future escalations of minimum rentals for our digital projectors. Subsequent to the Merger our straight line rent expense increases as a result of this Merger adjustment. We also increased unfavorable license amounts for our 3D licensing agreement with Real D which have the effect of reducing our Real D expense in the future.

(thousands of dollars)	Transition Period
Increase in straight line rent expense for digital projectors	$1,555
Decrease in license expense for 3D agreement	(82)

$(1,473)

Prior to the Merger, we recorded straight-line rent expense for future escalations of minimum rentals pursuant to our licensing agreements for the projectors over the lease term of 12 years. As part of fair value accounting, we reduced the recorded deferred rent liability for these agreements by $6,830,000 to a fair value of $0. Subsequent to the Merger, we recognized the future escalations of minimum rentals over the remaining lease term, which is less than 12 years as of August 30, 2012, as the projectors have been deployed in our theatres throughout the period starting in March of 2010 through the date of the Merger at various deployment dates. The licensing agreements call for significant increases in rent beginning in October 2016 and, as a result, we are recording the same escalations that will occur in October 2016 over a shorter lease term for the projectors. We determined our Predecessor deferred rent expense as the difference between our cash rent payments and the total rent expense computed by dividing total minimum rentals over the remaining lease term by the remaining lease term. We have computed our Successor deferred rent expense in the same manner. Our deferred rent expense recorded during the Transition Period was $3,617,000, which was computed using the methodology described above. Our deferred rent expense on a pro forma basis for the Transition Period was $5,172,000, which was computed using the methodology described above and assuming the Merger occurred on March 30, 2012. We determined the adjustment to increase our deferred rent expense recorded during the Transition Period of $1,555,000 as the difference between the expense recorded during the Transition Period of $3,617,000 and the pro forma amount for the Transition Period of $5,172,000.

(4)
As a result of the Merger we eliminated our deferred rent liabilities related to future escalations of minimum rentals for our theatre leases. Subsequent to the Merger our straight line rent expense increases as a result of this Merger adjustment. We also increased unfavorable lease liabilities for certain of our theatre leases which has the effect of reducing our rent expense in the future.

(thousands of dollars)	Transition Period
Increase in straight line rent for theatre leases	$4,030
Decrease in deferred rent expense for unfavorable theatre leases	(5,093)

$(1,063)

Prior to the Merger, we recorded straight-line rent expense for future escalations of minimum rentals pursuant to our theatre leases over the remaining lease term. As part of fair value accounting, we reduced the recorded deferred rent liability for these agreements by $109,508,000 to a fair value of $0. Subsequent to the Merger, we recognized the future escalations of minimum rentals over the remaining lease term, which is less than the original lease terms used by the Predecessor as the theatres have been in operation for various amounts of time prior to the Merger. The rental agreements for many of our theatres call for increases in rent in the future and, as a result, we are recording the same escalations that will occur in the future over a shorter lease term for the theatres. We determined our Predecessor deferred rent expense as the difference between our cash rent payments and the total rent expense computed by dividing total minimum rentals over the remaining lease term by the remaining lease term on a theatre by theatre basis. We have computed our Successor deferred rent expense in the same manner on a theatre by theatre basis. Our deferred rent expense recorded during the Transition Period was $6,132,000, which was computed using the methodology described above. Our deferred rent expense on a pro forma basis for the Transition Period was $10,162,000, which was computed using the methodology described above and assuming the Merger occurred on March 30, 2012. We determined the adjustment to increase our deferred rent expense recorded during the Transition Period of $4,030,000 as the difference between the expense recorded during the Transition Period of $6,132,000 and the pro forma amount for the Transition Period of $10,162,000.

In connection with the Merger, we recorded our unfavorable leases at fair value of $220,903,000, which resulted in a purchase price adjustment to increase these liabilities by $133,064,000. We determined the adjustment to reduce our deferred rent expense recorded during the Transition Period of $5,093,000 as the difference between the contra expense amortization recorded during the Transition Period of $16,130,000 ($6,363,000 for the 5 month Predecessor period plus $9,767,000 for the 4 month Successor period) and the pro forma amount for the Transition Period of $21,223,000. We calculated the pro forma amount to reduce our deferred rent expense of $21,223,000 for the pro forma Transition Period by dividing the total estimated fair value of the unfavorable leases of $220,903,000 by the average remaining lease term of approximately 7.8 years and multiplying that annual amount by 75% to estimate the nine month Transition Period.

(5)
Prior to the Merger we paid management fees to the Former Sponsors of $1,250 per quarter. Subsequent to the Merger these management fees have ceased.

(6)
In connection with the Merger we remeasured our pension and post-retirement plan liabilities and as a result eliminated amortization of net loss and prior service credit on our plans.

(thousands of dollars)	Transition Period
Amortization of net loss—Pension Benefits	$(899)
Amortization of net loss—Postretirement Benefits	(88)
Amortization of prior service credit—Postretirement Benefits	448

$(539)

The various components of adjustment (6) were derived from amounts reflected in Note 13—Employee Benefit Plans to the audited Consolidated Financial Statements included elsewhere in this prospectus for the periods March 30, 2012 through August 30, 2012.

(7)
We recorded our amortizable intangible assets in connection with the Merger at estimated fair value. The gross carrying amount of our intangible assets was reduced significantly from amounts recorded prior to the Merger. As a result, we will experience a lower amount of amortization expense for intangible assets subsequent to the Merger.

(thousands of dollars)	Transition Period
Amortization of intangible assets	$(2,370)

In connection with purchase accounting applied in connection with the Merger, we recorded our intangible assets at fair value. See Note 6—Goodwill and Other Intangible Assets to the notes to our audited Consolidated Financial Statements included elsewhere in this prospectus for the periods March 30, 2012 through August 30, 2012 for additional information.

The gross carrying amount of our amortizable intangible assets with respect to which the amortization is recorded to depreciation and amortization declined by $90,606,000 (excluding the TRA intangible with respect to which the amortization is recorded in investment income as opposed to depreciation and amortization). The decline in the gross carrying amount was primarily due to a decline in gross carrying amount for our Moviewatcher loyalty program of $46,000,000, which was amortized through the date of the Merger, a decline in gross carrying amount of Management contracts of $30,710,000 and a decline in other intangible assets of $13,309,000. As of the Merger date, we had ended the Moviewatcher loyalty program and had recently started the AMC Stubs loyalty program. The AMC Stubs program operated on a model that was different than the Moviewatcher program. Because the AMC Stubs program had recently begun membership was small and would require a significant increase in membership in order to generate a profit. Further, the AMC Stubs program was contributing negatively to the Company's operating cash flow at the time of the Merger. As a result, the incremental economic benefit provided by the existing members of the AMC Stubs program was considered to be de minimus as of the date of the Merger and no value was ascribed to the AMC Stubs program.

The net carrying amount of our amortizable intangible assets increased by $70,034,000 as a result of the Merger primarily due to an increase in net carrying amount for favorable leases. We do not believe that the decline in gross carrying amount of our amortizing intangible assets is indicative of a potential impairment as we actually recorded an increase to the net carrying amount of $70,034,000. We did not have significant individual net carrying values of amortizing intangible assets that were written down as of August 30, 2012 and as a result do not believe any potential impairment in the recorded values existed at the time of the Merger that should have been recognized. The adjustment to reduce intangible asset amortization of $2,370,000 is primarily due to elimination of amortization on our Moviewatcher loyalty program intangible asset and increased estimated useful lives for our favorable leases. We calculated the pro forma adjustment to reduce intangible asset amortization by $2,370,000 as follows. We removed historical intangible asset amortization for the Transition Period of $7,856,000 and replaced it with pro forma intangible asset amortization for the Transition Period of $5,486,000. The difference between $7,856,000 previously recorded for the Transition Period and the pro forma amount for the Transition Period of $5,486,000 results in a pro forma adjustment to reduce intangible asset amortization by $2,370,000. We calculated the pro forma amount of intangible asset amortization for the Transition Period by dividing $120,986,000 fair value of amortizable intangible assets in the table below by the estimated average remaining useful lives of approximately 16.5 years and multiplying that annual amount by 75% to estimate the nine month Transition Period.

(thousands of dollars)	Net Carrying Amount August 30, 2012	Purchase Price Adjustment	Net Carrying Amount August 30, 2012	Remaining Useful Life
	(Predecessor)		(Successor)
Amortizable Intangible Assets:
Favorable leases	$40,939	$71,557	$112,496	1 to 46 years
Customer frequency program	1,035	(1,035)	—
Management contracts	5,316	(626)	4,690	1 to 8 years
Non-compete agreement	3,499	301	3,800	3 years
Other intangible assets	163	(163)	—

Total amortizable	$50,952	$70,034	$120,986

(8)
In connection with the Merger we recorded our debt at fair value, which resulted in the elimination of deferred charges for debt issuance costs and related amortization and also resulted in an increase to our previously recorded debt balances based on estimated fair values.

(thousands of dollars)	Transition Period
Remove historical amounts from Predecessor period:
Amortization of deferred charges	$(2,345)
Amortization of discount	(497)
Include post-Merger amounts for:
Accretion of premium on debt	(6,602)

$(9,444)

Quoted market prices were used to estimate the fair value of our debt (Level 2) at the date of the Merger. We recorded premiums on our 8.75% Senior Notes due 2019 of $57,000,000, premiums on our 9.75% Senior Subordinated Notes due 2020 of $63,000,000 and a premium of $585,000 on our

  Term Loan due 2016. We amortize the premiums to reduce interest expense using the effective interest method over the remaining term of the debt instruments. Our expected pro forma amortization for the Transition Period is $9,849,000 for these premiums and because we had already recognized $3,247,000 of the amortization during the Successor period ended December 31, 2012, we recorded a pro forma adjustment of $6,602,000.

(9)
We recorded our equity method investments at estimated fair value in connection with the Merger. The increase in the carrying value of our equity method investment for NCM caused us to change the way in which we record earnings related to NCM. Prior to the Merger a majority of our Tranche 1 investment in NCM was recorded at $0 carrying value and as a result our equity in earnings was limited to cash distributions on Tranche 1. Subsequent to the Merger, our carrying value in Tranche 1 is recorded at fair value and we record our share of NCM's earnings as equity in earnings in our investment account with cash distributions recorded against the investment balance. Additionally, the step up in carrying value of our equity method investments created differences between our investment and our underlying ownership share of the investee's net assets. We amortize these basis differences to equity in earnings over the respective lives of the underlying assets and liabilities.

(thousands of dollars)	Transition Period
Amortization of basis difference for NCM	$1,263
Amortization of basis difference for DCIP	(264)
Revalued NCM equity earnings	(3,433)

$(2,434)

Quoted market prices for NCM, Inc. based on the August 30, 2012 closing price per share of $14.44 were used to estimate the fair value of our investment in NCM (Level 1) at the date of the Merger. We recorded our investment in 17,323,782 common units of NCM at an estimated fair value of $250,155,000. See Note 7—Investments to the Notes to our audited Consolidated Financial Statements included elsewhere in this prospectus for additional information about our investment in NCM.

We determined the pro forma adjustment for the amortization of basis difference for NCM created by the step up to purchase accounting by first performing a hypothetical purchase price allocation of the fair value of our investment in NCM to our proportional ownership share of the carrying value of NCM's assets and liabilities and members' capital. Our hypothetical allocation of purchase price based on the value of our NCM investment indicated that our proportional share of the carrying value of NCM's intangible assets should be stepped up by $99,486,000 and that the carrying value of their debt and related deferred costs should be increased by a net amount of $8,555,000. Remaining excess fair value was allocated to goodwill which will be evaluated for impairment on an ongoing basis. We determined the amortization period for the intangible assets to be 24 years based on the remaining term of the Exhibitor Services Agreement which is consistent with NCM's accounting policy and that the debt and related deferred charge adjustment would be amortized over the remaining terms of the various debt agreements which ranged from 1 to 9 years and on average were 6.2 years. As a result we determined that our annual expense related to amortization of the intangible asset basis difference would be $4,145,000 and that our annual contra expense related to amortization for the debt basis difference would be $1,382,000. Our total annual net amortization expense was determined to be $2,763,000 and therefore our pro forma Transition Period expense would be $2,072,000 for 9 months. Because we had recorded $809,000 of amortization expense during the Successor period we made a pro forma adjustment of $1,263,000 such that our expense for the pro forma Transition Period would be $2,072,000.

We performed a similar hypothetical purchase price allocation for DCIP as a result of the write down to fair value of our investment in DCIP of $10,141,000. DCIP has no recorded goodwill. We identified long-term assets including property, deferred financing costs and deferred rent that we determined to adjust downward based on our purchase price allocation. The estimated remaining useful lives for these long-term assets were 16 years and as a result our expected annual contra-expense amortization is $634,000 and our pro forma 9 month Transition Period contra expense is $476,000. Because our actual recorded amortization for the Successor period was $212,000 we made a pro forma adjustment of $264,000 such that our expense for the pro forma Transition Period would be $476,000.

As discussed above as a result of the Merger, our equity in earnings of NCM will simply be calculated based on our share of their reported net earnings. Our share of NCM's reported net earnings of $95,700,000 for the Transition Period based on our ownership percentage was $15,177,000. Because we only recorded $11,744,000 for the combined Predecessor and Successor Transition Period, we made a pro forma adjustment for $3,433,000 such that our pro forma Transition Period equity in earnings were $15,177,000.

(10)
Prior to the Merger, our distributions from NCM pursuant to the Tax Receivable Agreement ("TRA") were recorded as part of equity in earnings for our Tranche 1 investment and as a return of capital for our Tranche 2 investment. In connection with the Merger, we identified the TRA as an identifiable amortizing intangible asset and recorded it at fair value. Subsequent to the Merger, cash distributions from NCM for the TRA and amortization of the intangible asset are recorded as components of investment income.

(thousands of dollars)	Transition Period
Cash receipts for TRA	$0
Amortization of TRA intangible asset	627

$627

In connection with NCM's IPO, NCM and the founding members entered into a tax receivable agreement ("TRA"). Under the terms of this agreement, NCM agreed to make cash payments, net of administrative expenses, to the founding members in amounts equal to 90% of NCM's actual tax benefit realized from any tax amortization of intangible assets. The TRA generally applies to NCM's taxable years up to and including the 30th anniversary date of the IPO. We determined the value of the TRA using a discounted cash flow model. For the purposes of our analysis, we estimated the cash receipts from taxable transactions that are known as of the date of the Merger. We did not consider future transactions that NCM may undertake. We estimated a run-off of the intangible asset amortization benefits due to the following transactions:

1.
ESA (Exhibitor Services Agreement)—relates to the amortization due to a modification of the initial ESA agreement.

2.
CUA (Common Unit Adjustment)—relates to NCM issuing additional common units to the founding members if there is an increase in the number of theatres under the ESA agreement. A reduction of common units is made if there are theatres removed from the ESA agreement.

3.
AMC II Benefit—relates to AMC's acquisition of Kerasotes theatres.

4.
IPO Exchange Benefit—relates to amortization from NCM's IPO in 2007.

5.
IPO II Exchange Benefit—relates to amortization step ups from NCM's secondary IPO in 2010.

6.
Capital Account Administration Allocation—relates to receipts attributable to the account administration.

The estimated TRA receipts through 2037 are tax effected at 40%, based on a blended federal and 50-state average tax rate. The after tax receipts were discounted to a present value using a discount rate of 12.0%, based on the cost of equity of NCM, as the TRA payments only benefit the equity holders. We determined the fair value to be $20,900,000 and the useful life to be 25 years, based on the remaining life of the contract.

(11)
Represents the expected income tax impact of the Transactions, in U.S. tax jurisdictions at our expected state and federal tax rate of 37.5%.

(12)
We will enter into revised stock-based compensation arrangements in connection with the offering whereby          fully vested shares will be issued to management and we will recognize $          of expense in connection with these share grants. Expense for the share grants is determined based on the issue of          fully vested shares to management valued based on an assumed offering price of $          per share (the midpoint of the range set forth on the front cover of this prospectus). Because the Offering Bonus Shares are one-time grants at the time of the offering they are only reflected as an adjustment to the pro forma balance sheet since they will not have a continuing impact on our results of operations.

Pro forma adjustment to our balance sheet is as follows:

Amount
(thousands of dollars)
Class A Common Stock issued to management ( shares, $ .01 par value)	$

Additional paid-in capital

Accumulated earnings	$(	)

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

        The following table sets forth certain of our selected historical financial and operating data. Our selected financial data for the nine months ended September 30, 2013, the period December 30, 2011 through August 30, 2012, the period from inception August 31, 2012 through September 27, 2012, the period from March 30, 2012 to August 30, 2012, the period from August 31, 2012 to December 31, 2012 and the fiscal years ended March 29, 2012, March 31, 2011, April 1, 2010 and April 2, 2009 have been derived from the Consolidated Financial Statements for such periods either included elsewhere in this prospectus or not included herein.

        The selected financial data presented herein should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," Consolidated Financial Statements, including the notes thereto, and our other historical financial information, including the notes thereto, included elsewhere in this prospectus.

	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012	From Inception August 31, 2012 through December 31, 2012(6) (restated)	March 30, 2012 through August 30, 2012(1)	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
	(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Statement of Operations Data:
Revenues:
Admissions	$1,365,178	76,356	$1,241,857	$548,632	$816,031	$1,721,295	$1,644,837	$1,659,549	$1,534,644
Food and Beverage	589,026	32,365	513,729	229,739	342,130	689,680	644,997	627,235	608,977
Other theatre	82,247	5,785	86,929	33,121	47,911	111,002	72,704	71,021	71,435

Total revenues	2,036,451	114,506	1,842,515	811,492	1,206,072	2,521,977	2,362,538	2,357,805	2,215,056

Operating Costs and Expenses:
Film exhibition costs	718,725	34,659	657,730	291,561	436,539	916,054	860,470	901,076	819,192
Food and Beverage costs	80,032	4,778	69,946	30,545	47,326	93,581	79,763	69,164	64,733
Operating expense(2)	534,059	46,059	468,680	230,434	297,328	696,783	691,264	588,365	555,468
Rent	339,213	33,493	299,805	143,374	189,086	445,326	451,874	419,227	427,617
General and administrative:
Merger, acquisition and transactions costs	1,952	504	6,670	3,366	4,417	3,958	16,838	2,578	1,481
Management fee	—	—	3,750	—	2,500	5,000	5,000	5,000	5,000
Other	59,797	7,269	42,644	29,110	27,023	51,495	58,157	58,274	53,800
Depreciation and amortization	147,435	16,602	137,818	71,633	80,971	212,817	211,444	186,350	198,224
Impairment of long-lived assets	—	—	285	—	—	285	12,779	3,765	65,397

Operating costs and expenses	1,881,213	143,364	1,687,328	800,023	1,085,190	2,425,299	2,387,589	2,233,799	2,190,912
Operating income (loss)	155,238	(28,858)	155,187	11,469	120,882	96,678	(25,051)	124,006	24,144
Other (income) loss	(184)	49	2,496	49	960	1,965	42,687	(74,202)	—
Interest expense:
Corporate borrowings	97,704	10,241	109,960	45,259	67,614	172,159	177,459	168,439	182,691
Capital and financing lease obligations	7,914	442	3,878	1,873	2,390	5,968	6,198	5,652	5,990
Equity in (earnings) losses of non-consolidated entities	(38,143)	3,378	(18,240)	2,480	(7,545)	(12,559)	(17,178)	(30,300)	(24,823)
Gain on NCM transactions	—		—	—	—	—	(64,441)	—	—
Investment (income) expense(3)	(3,406)	(1)	(66)	290	(41)	17,619	(484)	(286)	(1,724)

Earnings (loss) from continuing operations before income taxes	91,353	(42,967)	57,159	(38,482)	57,504	(88,474)	(169,292)	54,703	(137,990)
Income tax provision (benefit)	10,860	100	3,005	3,500	2,500	2,015	1,950	(36,300)	5,800

Earnings (loss) from continuing operations	80,493	(43,067)	54,154	(41,982)	55,004	(90,489)	(171,242)	91,003	(143,790)
Earnings (loss) from discontinued operations, net of income tax provision(4)	4,290	24	34,533	(688)	35,153	(3,609)	(3,062)	(11,092)	(5,256)

Net earnings (loss)	$84,783	$(43,043)	$88,687	$(42,670)	$90,157	$(94,098)	$(174,304)	$79,911	$(149,046)

	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012	From Inception August 31, 2012 through December 31, 2012(6) (restated)	March 30, 2012 through August 30, 2012(1)	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
	(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$52.44	$(29.87)	$42.34	$(27.72)	$43.00	$(70.74)	$(133.90)	$71.16	$(112.23)
Earnings (loss) from discontinued operations	2.80	.01	26.99	(0.45)	27.48	(2.82)	(2.39)	(8.67)	(4.10)

Net earnings (loss) per share	$55.24	$(29.86)	$69.33	$(28.17)	$70.48	$(73.56)	$(136.29)	$62.49	$(116.33)

Average shares outstanding:
Basic	1,534.92	1,441.69	1,279.14	1,514.48	1,279.14	1,279.14	1,278.92	1,278.82	1,281.20
Diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$52.44	$(29.87)	$42.03	$(27.72)	$42.74	$(70.74)	$(133.90)	$71.02	$(112.23)
Earnings (loss) from discontinued operations	2.80	.01	26.81	(0.45)	27.32	(2.82)	(2.39)	(8.66)	(4.10)

Net earnings (loss) per share	$55.24	$(29.86)	$68.84	$(28.17)	$70.06	$(73.56)	$(136.29)	$62.36	$(116.33)

Average shares outstanding:
Diluted	1,534.92	1,441.69	1,288.39	1,514.48	1,286.81	1,279.14	1,278.92	1,281.42	1,281.20
Balance Sheet Data (at period end):
Cash and equivalents	$130,628			$133,071		$277,605	$417,408	$611,593	$539,597
Corporate borrowings, including current portion	2,075,655			2,078,675		2,146,534	2,312,108	2,271,914	2,394,586
Other long-term liabilities	455,258			426,468		426,829	432,439	309,591	308,702
Capital and financing lease obligations, including current portion	117,994			122,645		62,220	65,675	57,286	60,709
Stockholders' equity	848,897			772,294		157,601	265,949	439,542	378,484
Total assets	4,326,866			4,272,675		3,640,267	3,855,954	3,774,912	3,774,894
Other Data:
Net cash provided by (used in) operating activities	$204,665	$(32,125)	$76,546	$73,892	$76,372	$137,029	$(16,168)	$198,936	$167,249
Capital expenditures	(174,066)	(10,638)	(94,392)	(72,774)	(40,116)	(139,359)	(129,347)	(97,011)	(121,456)
Operating Data (at period end):
Screen additions	—	—	—	22	13	26	55	6	83
Screen acquisitions	25	—	—	166	—	—	960	—	—
Screen dispositions	29	15	45	19	62	120	400	105	77
Construction openings (closures), net	(34)	—	(18)
Average screens—continuing operations(5)	4,856	4,714	4,761	4,732	4,742	4,811	4,920	4,319	4,379
Number of screens operated	4,950	4,804	4,819	4,988	4,819	4,868	4,962	4,347	4,446
Number of theatres operated	343	332	333	344	333	338	352	289	299
Screens per theatre	14.4	14.5	14.5	14.5	14.5	14.4	14.1	15.0	14.9
Attendance (in thousands)—continuing operations(5)	148,870	8,249	138,699	60,336	90,616	194,205	188,810	194,155	190,639

(1)
On November 15, 2012, we announced that we changed our fiscal year to a calendar year so that the calendar year shall begin on January 1st and end on December 31st of each year. Prior to the change, fiscal years refer to the fifty-two weeks, and in some cases fifty-three weeks, ending on the Thursday closest to the last day of March.

(2)
Includes theatre and other closure expense of $4.5 million, $0.4 million and $6.0 million during the nine months ended September 30, 2013, from inception August 31, 2012 through September 27, 2012 and December 30, 2011 through August 30, 2012, respectively. Includes theatre and other closure expense (income) during the period August 31, 2012 through December 31, 2012, the period March 30, 2012 through August 30, 2012 and for fiscal years 2012, 2011, 2010 and 2009 of $2.4 million, $4.2 million, $7.4 million, $60.8 million, $2.6 million and $(2.3 million), respectively. In the fourth quarter of fiscal 2011, we permanently closed 73 underperforming screens in six theatre locations while continuing to operate 89 screens at these locations, and discontinued development of and ceased use of certain vacant and under-utilized retail space at four other theatres, resulting in a charge of $55.0 million for theatre and other closure expense.

(3)
During fiscal 2012, investment loss (income) includes an impairment loss of $17.8 million, related to the Company's investment in RealD Inc. common stock.

(4)
All periods presented includes earnings and losses from discontinued operations related to seven theatres in Canada and one theatre in the UK that were sold or closed in the Transition Period and 44 theatres in Mexico that were sold during fiscal 2009. During the nine months ended September 30, 2013 we received $4.7 million for a sales price adjustment from the sale of theatres located in Canada. During the period of March 30, 2012 through August 30, 2012, we recorded gains, net of lease termination expense, on the disposition of the seven Canada theatres and the one United Kingdom theatre of approximately $39.0 million, primarily due to the write-off of long-term lease liabilities extinguished in connection with the sales and closure.

(5)
Includes consolidated theatres only.

(6)
During the successor period from August 31, 2012 through December 31, 2012 adjustments were made to correct the valuation allowance recorded for deferred tax assets and the income tax provision. These revisions to previously recorded amounts were needed to correct the carrying amount of other long-term liabilities with an offsetting adjustment to increase the income tax provision by $5.52 million during the fourth quarter of 2012. Additional information about this matter is disclosed in Note 1—Prior period adjustments in the Company's audited financial statements for the period from August 31, 2012 to December 31, 2012 contained elsewhere in this prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis concerns our historical financial condition and results of operations for the periods indicated. This discussion contains forward-looking statements. Please see "Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to these statements.

        All references to the Transition Period in this section are for the period March 30, 2012 through December 31, 2012 and are derived by combining the audited results of operations of our Predecessor from March 30, 2012 to August 30, 2012 with the audited results of operations of our Successor from August 31, 2012 to December 31, 2012. These combined results for the Transition Period do not purport to represent what our consolidated results of operations would have been if the Successor had actually been formed on March 30, 2012, nor have we made any attempt to either include or exclude expenses or income that would have resulted had the acquisition actually occurred on March 30, 2012.

Overview

        We are one of the world's largest theatrical exhibition companies and an industry leader in innovation and operational excellence. Our Theatrical Exhibition revenues are generated primarily from box office admissions and theatre food and beverage sales. The balance of our revenues are generated from ancillary sources, including on-screen advertising, fees earned from our AMC Stubs™ customer frequency membership program, rental of theatre auditoriums, breakage income from gift card and packaged tickets sales, on-line ticketing fees and arcade games located in theatre lobbies. As of September 30, 2013, we owned, operated or had interests in 343 theatres and 4,950 screens.

        During the nine months ended September 30, 2013, we opened three theatres with a total of 25 screens in the U.S., permanently closed 4 theatres with 29 screens in the U.S., and temporarily closed 300 screens and reopened 266 screens in the U.S. to implement our strategy and install consumer experience upgrades.

        Box office admissions are our largest source of revenue. We predominantly license "first-run" films from distributors owned by major film production companies and from independent distributors. We license films on a film-by-film and theatre-by-theatre basis. Film exhibition costs are accrued based on the applicable admissions revenues and estimates of the final settlement pursuant to our film licenses. Licenses that we enter into typically state that rental fees are based on either aggregate terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under an aggregate terms formula, we pay the distributor a specified percentage of box office gross or pay based on a scale of percentages tied to different amounts of box office gross. The settlement process allows for negotiation based upon how a film actually performs.

        Technical innovation has allowed us to enhance the consumer experience through premium formats such as IMAX, 3D and other large screen formats. When combined with our major markets' customer base, the operating flexibility of digital technology enhances our capacity utilization and dynamic pricing capabilities. This enables us to achieve higher ticket prices for premium formats and provide incremental revenue from the exhibition of alternative content such as live concerts, sporting events, Broadway shows, opera and other non-traditional programming. Within each of our major markets, we are able to charge a premium for these services relative to our smaller markets. We will continue to broaden our content offerings and enhance the customer experience through the installation of additional IMAX and ETX (our proprietary large screen format) screens and the presentation of attractive alternative content as well as substantial upgrades to seating concepts.

        Food and beverage sales are our second largest source of revenue after box office admissions. Food and beverage items traditionally include popcorn, soft drinks, candy and hot dogs. Different varieties of food and beverage items are offered at our theatres based on preferences in the particular geographic region. Our traditional food and beverage strategy emphasizes prominent and appealing food and beverage counters designed for rapid service and efficiency, including a customer friendly self-serve experience. We design our theatres to have more food and beverage capacity to make it easier to serve larger numbers of customers. Strategic placement of large food and beverage stands within theatres increases their visibility, aids in reducing the length of lines, allows flexibility to introduce new concepts and improves traffic flow around the food and beverage stands.

        To address recent consumer trends, we are expanding our menu of enhanced food and beverage products to include made-to-order drinks and meals, customized coffee, healthy snacks, premium beers, wine and mixed drinks and other gourmet products. We plan to invest across a spectrum of enhanced food and beverage formats, ranging from simple, less capital-intensive food and beverage design improvements to the development of new dine-in theatre options to rejuvenate theatres approaching the end of their useful lives as traditional movie theatres and, in some of our larger theatres, to more efficiently monetize attendance. The costs of these conversions in some cases are partially covered by investments from the theatre landlord. We have successfully implemented our dine-in theatre concepts at 11 locations, which feature full kitchen facilities, seat-side servers and a separate bar and lounge area. Starting in 2014, we plan to invest an average of $45 million annually over the next five years in enhanced food and beverage offerings across approximately 200 theatres. Consistent with previous experience, we expect landlords to contribute an average of $10 million of capital annually to fund these projects.

        Our revenues are dependent upon the timing and popularity of film releases by distributors. The most marketable films are usually released during the summer and the calendar year-end holiday seasons. Therefore, our business is highly seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons. Our results of operations may vary significantly from quarter to quarter and from year to year.

        During the 2012 calendar year, films licensed from our seven largest distributors based on revenues accounted for approximately 90% of our U.S. admissions revenues. Our revenues attributable to individual distributors may vary significantly from year to year depending upon the commercial success of each distributor's films in any given year.

        During the period from 1990 to 2012, the annual number of first-run films released by distributors in the United States ranged from a low of 370 in 1995 to a high of 677 in 2012, according to Motion Picture Association of America 2012 Theatrical Market Statistics and prior reports. The number of digital 3D films released annually increased to a high of 45 in 2011 from a low of 0 during this same time period.

        We continually upgrade the quality of our theatre circuit by adding new screens through new builds (including expansions) and acquisitions, substantial upgrades to seating concepts, expansion of food and beverage offerings, including dine-in theatres, and by disposing of older screens through closures and sales. We are an industry leader in the development and operation of theatres. Typically, our theatres have 12 or more screens and offer amenities to enhance the movie-going experience, such as stadium seating providing unobstructed viewing, digital sound and premium seat design. Over the next five years starting in 2014, we intend to invest approximately $600 million in recliner re-seat conversions. Consistent with previous experience, we expect landlords will contribute an average of $35 million of capital annually to fund these projects.

        Recliner re-seats are the key feature of full theatre renovations. These exhaustive theatre renovations involve stripping theatres to their basic structure in order to replace finishes throughout, upgrade the sight and sound experience, install modernized points of sale and, most importantly, replace traditional theatre seats with plush, electric recliners that allow customers to deploy a leg rest and fully recline at the push of a button. The renovation process typically involves losing 66% seating capacity. For an industry historically focused on quantity, this reduction in seating capacity could be viewed as counter-intuitive and harmful to revenues. However, the quality improvement in the customer experience is driving, on average, a 91% increase in attendance at these locations. Our customers have responded favorably to the significant personal space gains from ample row depths, ability to recline or stretch their legs, extra-wide pillowed chaise and oversized armrests.

        As of September 30, 2013, we had 2,234 3D enabled screens, including ETX 3D enabled screens, and 136 IMAX 3D enabled screens; approximately 48% of our screens were 3D enabled screens, including IMAX 3D enabled screens, and approximately 2.7% of our screens were IMAX 3D enabled screens. We are the largest IMAX exhibitor in the world with a 44% market share in the United States and each of our IMAX local installations is protected by geographic exclusivity. The following table identifies the upgrades to our theatre circuit during the periods indicated:

Format	Number of Screens As of September 30, 2013	Number of Screens As of September 27, 2012	Increase in Number of Screens
Digital	4,835	4,167	668
3D enabled (including ETX)	2,234	2,163	71
IMAX (3D enabled)	136	125	11
ETX (3D enabled)	15	15	—
Dine-in theatres	182	160	22

Stock-Based Compensation

        Upon the change of control as a result of the Merger, all of the stock options and restricted stock interests under both the amended and restated 2004 Stock Option Plan and the 2010 Equity Incentive Plan were cancelled and holders received payments aggregating approximately $7.0 million. We had previously recognized stock-based compensation expense of $3.9 million related to these stock options and restricted stock interests. We did not recognize an expense for the remaining $3.1 million of unrecognized stock-based compensation expense. Our accounting policy for any cost triggered by the consummation of the Merger was to recognize the cost when the Merger was consummated. Accordingly, the unrecognized stock-based compensation expense for stock options and restricted stock interest has not been recorded in the Consolidated Statement of Operations for the Predecessor period since that statement depicts the results of operations just prior to consummation of the transaction. In addition, since the Successor period reflects the effects of push-down accounting, these costs have also not been recorded as an expense in the Successor period. However, the costs were reflected in the purchase accounting adjustments which were applied in arriving at the opening balances of the Successor. See Note 2—Merger of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for additional information. Subsequent to the Merger, the Company had no stock-based compensation arrangements. See "—Impact of the Offering" for a discussion of stock-based compensation arrangements that we expect to implement upon completion of the Offering.

Significant Events

        On April 30, 2013, AMCE entered into a new $925.0 million senior secured credit facility pursuant to which it borrowed term loans (the "Term Loan due 2020"), and used the proceeds to fund the redemption of both the Term Loan due 2016 and Term Loan due 2018. The new senior secured credit facility is comprised of a $150.0 million Revolving Credit Facility, which matures on April 30, 2018, and a $775.0 million term loan, which matures on April 30, 2020. The Term Loan due 2020 requires repayments of principal of 0.25% of the original principal amount, or $1.9 million, per quarter, with the remaining principal payable upon maturity. The term loan was issued at a 0.25% discount which will be amortized to interest expense over the term of the loan. We capitalized deferred financing costs of approximately $6.9 million related to the issuance of the Revolving Credit Facility and approximately $2.2 million related to the issuance of the Term Loan due 2020 during 2013. Concurrently with the Term Loan due 2020 borrowings on April 30, 2013, AMCE redeemed all of the outstanding Term Loan due 2016 and the Term Loan due 2018 at a redemption price of 100% of the outstanding aggregate principal balance of $464.1 million and $296.3 million, respectively, plus accrued and unpaid interest. We recorded a net gain of approximately $(130,000) in other expense (income) due to the Term Loan due 2016 premium write-off and the expense for the third-party costs in connection with the repurchase of the Term Loan due 2016 and the Term Loan due 2018 during the nine months ended September 30, 2013. See Note 12—Corporate Borrowings of the Notes to the unaudited Consolidated Financial Statements included elsewhere in this prospectus for additional information concerning the new senior secured credit facility.

        Our Transition Period includes four more days than the thirty-nine weeks ended December 29, 2011. The last four days of our Transition Period also occurred during the year-end holiday season when the most marketable motion pictures are released, which generally drive higher attendance and revenues.

        In December 2012, we completed the acquisition of 4 theatres and 61 screens from Rave Reviews Cinemas, LLC and 6 theatres and 95 screens from Rave Digital Media, LLC, (and together "Rave theatres"). The purchase price for the Rave theatres, paid in cash, was $88.7 million, net of cash acquired, and is subject to working capital and other purchase price adjustments. Approximately $881,000 of the total purchase price was paid during the nine months ended September 30, 2013. For additional information about this acquisition, see Note 3—Acquisition of the Notes to the audited and unaudited Consolidated Financial Statements included elsewhere in this prospectus.

        On August 30, 2012, Wanda acquired Parent through a merger between Parent and Merger Subsidiary, an indirect subsidiary of Wanda, whereby Merger Subsidiary merged with and into Parent with Parent continuing as the surviving corporation and as an indirect subsidiary of Wanda. In connection with the change of control pursuant to the Merger, our assets and liabilities were adjusted to fair value on the closing date of the Merger by application of "push down" accounting. As a result of the application of "push down" accounting in connection with the Merger, our financial statement presentations herein distinguish between a predecessor period ("Predecessor"), for periods prior to the Merger, and a successor period ("Successor"), for periods subsequent to the Merger. The Successor applied "push down" accounting and its financial statements reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the Merger date, August 30, 2012. As a result of the application of "push down" accounting at the time of the Merger, the financial statements for the Predecessor period and for the Successor period are presented on different bases and are, therefore, not comparable. See Note 2—Merger of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

        In July and August of 2012, we sold 6 and closed 1 of our 8 theatres located in Canada. One theatre with 20 screens was closed prior to the end of the lease term and we made a payment to the landlord of $7.6 million to terminate this lease. Two theatres with 48 screens were sold under an asset purchase agreement to Empire Theatres Limited and 4 theatres with 86 screens were sold under a share purchase agreement to Cineplex, Inc. During the Transition Period of March 30, 2012 through December 31, 2012, the total net proceeds we received from these sales were approximately $1.5 million, and are subject to purchase price adjustments. The operations of these 7 theatres have been eliminated from our ongoing operations. We do not have any significant continuing involvement in the operations of these 7 theatres after the dispositions. During August of 2012, we sold one theatre in the UK with 12 screens. Proceeds from this sale were $395,000 and are subject to working capital and other purchase price adjustments as described in the sales agreement. The results of operations of these 8 theatres have been classified as discontinued operations. We are in discussions with the landlords regarding the ongoing operations at the remaining theatre located in Canada and the remaining theatre located in the UK. We recorded gains, net of lease termination expense, on the sales of these theatres of approximately $39.0 million, which were included in discontinued operations during the Transition Period of March 30, 2012 through December 31, 2012, and reflect the write off of long-term lease liabilities extinguished in connection with the sales and closure. During the nine months ended September 30, 2013, we received $4.7 million for a sales price adjustment from the sale of theatres located in Canada. The sales price adjustment was related to tax attributes of the theatres sold in Canada which were not determinable or probable of collection at the date of the sale. We completed our tax returns, for periods prior to the date of sale, during the nine months ended September 30, 2013 at which time the buyer was able to determine amounts due pursuant to the sales price adjustment and remit them to us. We recorded the additional gain on sale following the guidance for gain contingencies in ASC 450-30-25-1 when the gains were realizable.

        On July 2, 2012, AMCE entered into a waiver and fourth amendment to our former senior secured credit facility dated as of January 26, 2006 to, among, other things: (i) waive a certain specified default that would otherwise occur upon the change of control effected by the Merger, (ii) permit us to change our fiscal year after completion of the Merger, (iii) reflect the change in ownership going forward by restating the definition of "Permitted Holder" to include only Wanda and its affiliates under the former senior secured credit facility in connection with the Merger, (iv) provide for a minimum LIBOR percentage of 1.00%, from, and only after, the completion of the Merger, to the Term Loan due 2016, and (v) provide for an interest rate of LIBOR plus 375 basis points to the Term Loan due 2018, from and only after, the completion of the Merger. At December 31, 2012, the interest rates for borrowings under the Term Loan due 2016 was 4.25%, which was based on LIBOR plus 3.25% and was subject to a 1.00% minimum LIBOR rate with respect to LIBOR borrowings, and the interest rates for borrowings under the Term Loan due 2018 was 4.75%, which was based on LIBOR plus 3.75% and was subject to a 1.00% minimum LIBOR rate with respect to LIBOR borrowings.

        On June 22, 2012, AMCE announced it had received the requisite consents from holders of each of our Notes due 2019 and our Notes due 2020, (collectively, the "Notes") for (i) a waiver of the requirement for it to comply with the "change of control" covenant in each of the Indenture governing the Notes due 2019 and the Indenture governing the Notes due 2020 (collectively the "Indentures") in connection with the Merger (the "Waivers"), including the its obligation to make a "change of control offer" in connection with the Merger with respect to each series of Notes, and (ii) certain amendments to the Indentures to reflect the change in ownership going forward by adding Wanda and its affiliates to the definition of "Permitted Holder" under each of the Indentures. AMCE entered into supplemental indentures to give effect to the Waivers and certain amendments to the Indentures, which became operative upon payment of the applicable consent fee immediately prior to the closing of the Merger. The holders of each of the Notes due 2019 and Notes due 2020 who validly consented to the Waiver and the proposed amendments received a consent fee of $2.50 per $1,000 principal amount at the closing date of the Merger. Our accounting policy for any cost triggered by the consummation of the Merger was to recognize the cost when the Merger was consummated. Accordingly, these consent fees have not been recorded in the Consolidated Statement of Operations for the Predecessor period since that statement depicts the results of operations just prior to consummation of the transaction. In addition, since the Successor period reflects the effects of push-down accounting, these costs have also not been recorded as an expense in the Successor period. However, the costs were reflected in the purchase accounting adjustments which were applied in arriving at the opening balances of the Successor.

        On April 6, 2012, AMCE redeemed $51.0 million aggregate principal amount of our Notes due 2014 pursuant to a cash tender offer at a price of $1,000 per $1,000 principal amount. We used the net proceeds from the issuance of the Term Loan due 2018, which was borrowed on February 22, 2012, to pay for the consideration of the cash tender offer plus accrued and unpaid interest on the principal amount of the Notes due 2014. On August 30, 2012, prior to the consummation of the Merger, AMCE issued a call notice for our remaining outstanding Notes due 2014 at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. On August 30, 2012, AMCE irrevocably deposited $141.0 million plus accrued and unpaid interest to September 1, 2012 with a trustee to satisfy and to discharge our obligations under the Notes due 2014 and the indenture. We recorded a loss on redemption of $1.3 million prior to the Merger in other (income) expense related to the extinguishment of the Notes due 2014.

        Prior to the fourth quarter of fiscal 2012, we recognized breakage income when gift card redemptions were deemed remote and we determined that there was no legal obligation to remit the unredeemed gift cards to the relevant tax jurisdiction ("Remote Method"), which, based on historical information, we concluded to be 18 months after the gift card was issued. At the end of the fourth quarter of fiscal 2012, we concluded that we had accumulated a sufficient level of historical data from a large pool of homogeneous transactions to allow us to reasonably and objectively determine an estimated gift card breakage rate and the pattern of actual gift card redemptions. Accordingly, we changed our method for recording gift card breakage income to recognize breakage income and derecognize the gift card liability for unredeemed gift cards in proportion to actual redemptions of gift cards ("Proportional Method"). We believe the Proportional Method is preferable to the Remote Method as it better reflects the gift card earnings process resulting in the recognition of gift card breakage income over the period of gift card redemptions (i.e., over the performance period).

        In accordance with ASC 250, Accounting Changes and Error Corrections, we concluded that this accounting change represented a change in accounting estimate effected by a change in accounting principle and accordingly, accounted for the change as a change in estimate following a cumulative catch-up method. As a result, the cumulative catch-up adjustment recorded during the thirteen weeks ended June 28, 2012 resulted in an additional $15.0 million of gift card breakage income under the Proportional Method. We will continue to review historical gift card redemption information at each reporting period to assess the continued appropriateness of the gift card breakage rates and pattern of redemption.

        On February 22, 2012, AMCE entered into an incremental amendment to our former senior secured credit facility pursuant to which it borrowed the Term Loan due 2018, the proceeds of which, together with cash on hand, were used to fund the cash tender offer and redemption of the Notes due 2014 and to repay the existing Term Loan due 2013. The Term Loan due 2018 was issued under the former senior secured credit facility for $300.0 million aggregate principal amount and net proceeds received were $297.0 million. The Term Loan due 2018 required repayments of principal of 1% per annum and the remaining principal payable upon maturity on February 22, 2018. The Term Loan due 2018 bore interest at 4.25% as of June 28, 2012, which was based on LIBOR plus 3.25% and subject to a 1.00% minimum LIBOR rate. On February 22, 2012, AMCE redeemed the outstanding Term Loan due 2013 at a redemption price of 100% of the then outstanding aggregate principal balance of $140.7 million. The Term Loan due 2013 bore interest at 2.0205% on February 22, 2012, which was based on LIBOR plus 1.75%. We recorded a loss on extinguishment of the Term Loan due 2013 of $383,000, during the period December 30, 2011 through August 30, 2012.

        On February 7, 2012, AMCE launched a cash tender offer to purchase up to $160.0 million aggregate principal amount of its outstanding $300.0 million aggregate principal amount of Notes due 2014. On February 21, 2012, holders of $109.0 million aggregate principal amount of the Notes due 2014 tendered pursuant to the cash tender offer. On February 22, 2012, AMCE accepted for purchase $58.1 million aggregate principal amount for total consideration equal to (i) $972.50 per $1,000 in principal amount of notes validly tendered plus (ii) $30 per $1,000 in principal amount of the notes validly tendered. On March 7, 2012, AMCE accepted for purchase the remaining $50.9 million aggregate principal amount of our Notes due 2014 tendered on February 21, 2012 for total consideration equal to (i) $972.50 per $1,000 in principal amount of notes validly tendered plus (ii) $30 per $1,000 in principal amount of the notes validly tendered. AMCE also accepted $10,000 aggregate principal amount of Notes due 2014 tendered after February 21, 2012 for total consideration equal to $972.50 per $1,000 in principal amount of the notes validly tendered. We recorded a loss on extinguishment of $640,000 related to the cash tender offer and redeemed our Notes due 2014 during the fifty-two weeks ended June 28, 2012. On March 7, 2012, AMCE announced its intent to redeem $51.0 million aggregate principal amount of Notes due 2014 at a price of $1,000 per $1,000 principal amount such that an aggregate of $160.0 million of Notes due 2014 would be retired through the tender offer and redemption. On April 6, 2012, AMCE completed the redemption of $51.0 million aggregate principal amount of Notes due 2014 at a redemption price of 100% of the principal amount plus accrued and unpaid interest.

        On December 29, 2011, we reviewed the fair value of our investment in RealD Inc. common stock, which is accounted for as an equity security, available for sale, and is recorded in the Consolidated Balance Sheets in other long-term assets at fair value (Level 1). Our investment in RealD Inc. common stock had been in an unrealized loss position for approximately six months at December 29, 2011. We reviewed the unrealized loss for a possible other-than-temporary impairment and determined that the loss as of December 29, 2011 was other-than-temporary. The impairment analysis requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the future value of the investment. On December 29, 2011, we recognized an impairment loss of $17.8 million within investment (income) expense, related to unrealized losses previously recorded in accumulated other comprehensive loss, as we have determined the decline in fair value below historical cost to be other than temporary at December 29, 2011. Consideration was given to the financial condition and near-term prospects of the issuer, the length of time and extent to which the fair value has been less than cost and our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

        AMCE used cash on hand to pay a dividend distribution of $109.6 million on December 6, 2011 to its stockholder, Parent, which was treated as a reduction of additional paid-in capital. Parent used the available funds to pay corporate overhead expenses incurred in the ordinary course of business, and on January 25, 2012, to redeem its Term Loan Facility due June 2012, plus accrued and unpaid interest.

        On April 1, 2011, we fully launched AMC Stubs, a customer frequency program, which allows members to earn rewards, including $10 for each $100 spent, redeemable on future purchases at AMC locations. The portion of the admissions and food and beverage revenues attributed to the rewards is deferred as a reduction of admissions and food and beverage revenues and is allocated between admissions and food and beverage revenues based on expected member redemptions. Rewards must be redeemed no later than 90 days from the date of issuance. Upon redemption, deferred rewards are recognized as revenues along with associated cost of goods. Rewards not redeemed within 90 days are forfeited and recognized as admissions or food and beverage revenues. Progress rewards (member expenditures toward earned rewards) for expired memberships are forfeited upon expiration of the membership and recognized as admissions or food and beverage revenues. The program's annual membership fee is deferred, net of estimated refunds, and is recognized ratably over the one-year membership period.

        As of September 30, 2013, we had 2.5 million AMC Stubs members. Our AMC Stubs members represented approximately 20% of our attendance during the nine months ended September 30, 2013 with an average ticket price 2% lower than our non-members and food and beverage expenditures per patron 26% higher than non-members. The following table reflects AMC Stubs activity during Successor nine month period ended September 30, 2013:

			AMC Stubs Revenue for Nine Months Ended September 30, 2013
(In thousands)	Deferred Membership Fees	Deferred Rewards	Other Theatre Revenues (Membership Fees)	Admissions Revenues	Food and Beverage Revenues
Balance, December 31, 2012	$10,596	$15,819
Membership fees received	21,556	—	$—	$—	$—
Rewards accumulated, net of expirations:
Admissions	—	9,970	—	(9,970)	—
Food and beverage	—	28,517	—	—	(28,517)
Rewards redeemed:
Admissions	—	(11,756)	—	11,756	—
Food and beverage	—	(26,566)	—	—	26,566
Amortization of deferred revenue	(17,503)	—	17,503	—	—

For the period ended or balance as of September 30, 2013	$14,649	$15,984	$17,503	$1,786	$(1,951)

        The following tables reflect AMC Stubs activity for the pro forma thirty-nine week period ended September 27, 2012:

			AMC Stubs Revenue for Pro forma Thirty-nine Weeks Ended September 27, 2012
(In thousands)	Deferred Membership Fees	Deferred Rewards	Other Theatre Revenues (Membership Fees)	Admissions Revenues	Food and Beverage Revenues
Balance, December 29, 2011	$12,222	$18,462
Membership fees received	17,576	—	$—	$—	$—
Rewards accumulated, net of expirations:
Admissions	—	7,674	—	(7,674)	—
Food and beverage	—	27,470	—	—	(27,470)
Rewards redeemed:
Admissions	—	(12,185)	—	12,185	—
Food and beverage	—	(23,878)	—	—	23,878
Amortization of deferred revenue	(18,277)	—	18,277	—	—

For the period ended or balance as of September 27, 2012	$11,521	$17,543	$18,277	$4,511	$(3,592)

        During our launch of AMC Stubs in fiscal year 2012, admissions and food and beverage revenues were reduced due to the ramp up in membership, causing more rewards to be earned than redeemed. AMC Stubs membership has stabilized during the Transition Period ended December 31, 2012, resulting in a much less pronounced impact on admissions and food and beverage revenues. The following tables reflect AMC Stubs activity during the Transition Period and the thirty-nine weeks ended December 29, 2011:

			AMC Stubs Revenue for Transition Period Ended December 31, 2012
(In thousands)	Deferred Membership Fees	Deferred Rewards	Other Theatre Revenues (Membership Fees)	Admissions Revenues	Food and Beverage Revenues
Balance, March 29, 2012	$13,693	$20,961
Membership fees received	15,085	—	$—	$—	$—
Rewards accumulated, net of expirations:
Admissions	—	4,528	—	(4,528)	—
Food and beverage	—	25,907	—	—	(25,907)
Rewards redeemed:
Admissions	—	(11,553)	—	11,553	—
Food and beverage	—	(24,024)	—	—	24,024
Amortization of deferred revenue	(18,182)	—	18,182	—	—

For the period ended or balance as of December 31, 2012	$10,596	$15,819	$18,182	$7,025	$(1,883)

			AMC Stubs Revenue for Thirty-nine Weeks Ended December 29, 2011
(In thousands)	Deferred Membership Fees	Deferred Rewards	Other Theatre Revenues (Membership Fees)	Admissions Revenues	Food and Beverage Revenues
Balance, March 31, 2011	$858	$579
Membership fees received	20,060	—	$—	$—	$—
Rewards accumulated, net of expirations:
Admissions	—	12,773	—	(12,773)	—
Food and beverage	—	22,252	—	—	(22,252)
Rewards redeemed:
Admissions	—	(6,774)	—	6,774	—
Food and beverage	—	(10,368)	—	—	10,368
Amortization of deferred revenue	(8,696)	—	8,696	—	—

For the period ended or balance as of December 29, 2011	$12,222	$18,462	$8,696	$(5,999)	$(11,884)

        The following table reflects AMC Stubs activity during the fiscal year ended March 29, 2012:

			AMC Stubs Revenue for Fifty-Two Weeks Ended March 29, 2012
(In thousands)	Deferred Membership Fees	Deferred Rewards	Other Theatre Revenues (Membership Fees)	Admissions Revenues	Food and Beverage Revenues
Balance, March 31, 2011	$858	$579
Membership fees received	27,477	—	$—	$—	$—
Rewards accumulated, net of expirations:
Admissions	—	16,752	—	(16,752)	—
Food and beverage	—	32,209	—	—	(32,209)
Rewards redeemed:
Admissions	—	(10,819)	—	10,819	—
Food and beverage	—	(17,760)	—	—	17,760
Amortization of deferred revenue	(14,642)	—	14,642	—	—

For the period ended or balance as of March 29, 2012	$13,693	$20,961	$14,642	$(5,933)	$(14,449)

        On March 31, 2011, Marquee Holdings Inc., a direct, wholly-owned subsidiary of Parent and a holding company, the sole asset of which consisted of the capital stock of AMCE, was merged with and into Parent, with Parent continuing as the surviving entity. As a result of the merger, AMCE became a direct subsidiary of Parent.

        During the fourth quarter of our fiscal year ending March 31, 2011, we evaluated excess capacity and vacant and under-utilized retail space throughout our theatre circuit. On March 28, 2011, management decided to permanently close 73 underperforming screens and auditoriums in six theatre locations in the United States and Canada while continuing to operate 89 screens at these locations. The permanently closed screens were physically segregated from the screens that remained in operation and access to the closed space was restricted. Additionally, management decided to discontinue development of and cease use of (including for storage) certain vacant and under-utilized retail space at four other theatres in the United States and the United Kingdom. As a result of closing the screens and auditoriums and discontinuing the development and use of the other spaces, we recorded a charge of $55.0 million for theatre and other closure expense, which is included in operating expense in the Consolidated Statements of Operations during the fiscal year ending March 31, 2011. The charge to theatre and other closure expense reflects the discounted contractual amounts of the existing lease obligations of $53.6 million for the remaining 7 to 13 year terms of the leases as well as expenses incurred for related asset removal and shutdown costs of $1.5 million. A significant portion of each of the affected properties was closed and is no longer used. The charges to theatre and other closure expense do not result in any new, increased or accelerated obligations for cash payments related to the underlying long-term operating lease agreements.

        In addition to the auditorium closures, we permanently closed 22 theatres with 144 screens in the U.S. during the fifty-two weeks ended March 31, 2011 prior to the expiration of the lease term. We recorded $5.7 million for theatre and other closure expense, which is included in operating expense in the Consolidated Statements of Operations, due primarily to the remaining lease terms of 5 theatre closures and accretion of the closure liability related to theatres closed during prior periods. Of the theatre closures in fiscal 2011, 9 theatres with 35 screens were owned properties with no related lease obligation; 7 theatres with 67 screens had leases that were allowed to expire; a single screen theatre with a management agreement was allowed to expire; and 5 theatres with 41 screens were closed with remaining lease terms in excess of one month. Reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for the base rents, taxes and common area maintenance.

        On December 15, 2010, we completed the offering of $600.0 million aggregate principal amount of our 9.75% Senior Subordinated Notes due 2020 (the "Notes due 2020"). Concurrently with the offering of the Notes due 2020 offering, we launched a cash tender offer and consent solicitation for any and all of our then outstanding $325.0 million aggregate principal amount of our Notes due 2016 at a purchase price of $1,031 plus a $30 consent fee for each $1,000 of principal amount of currently outstanding Notes due 2016 validly tendered and accepted by us on or before the early tender date (the "Cash Tender Offer"). We used the net proceeds from the issuance of the Notes due 2020 to pay the consideration for the Cash Tender Offer plus accrued and unpaid interest on $95.1 million principal amount of Notes due 2016 validly tendered. We recorded a loss on extinguishment related to the Cash Tender Offer of $7.6 million in Other expense during the fifty-two weeks ended March 31, 2011, which included previously capitalized deferred financing fees of $1.7 million, a tender offer and consent fee paid to the holders of $5.8 million and other expenses of $149,000. We redeemed the remaining $229.9 million aggregate principal amount outstanding Notes due 2016 at a price of $1,055 per $1,000 principal amount on February 1, 2011 in accordance with the terms of the indenture. We recorded a loss on extinguishment related to the Cash Tender Offer of $16.7 million in Other expense during the fifty-two weeks ended March 31, 2011, which included previously capitalized deferred financing fees of $4.0 million, a tender offer and consent fee paid to the holders of $12.6 million and other expenses of $99,000.

        Concurrently with the Notes due 2020 offering on December 15, 2010, Parent launched a cash tender offer and consent solicitation for any and all of its outstanding $240.8 million aggregate principal amount (accreted value) of its Discount Notes due 2014 at a purchase price of $797 plus a $30 consent fee for each $1,000 face amount (or $792.09 accreted value) of then outstanding Discount Notes due 2014 validly tendered and accepted by Parent. AMCE used cash on hand to make a dividend payment of $185.0 million on December 15, 2010 to its stockholder, Parent, which was treated as a reduction of additional paid-in capital. Parent used the funds received from us to pay the consideration for the Discount Notes due 2014 cash tender offer plus accrued and unpaid interest on $170.7 million principal amount (accreted value) of the Discount Notes due 2014 validly tendered. Parent redeemed the remaining $70.1 million (accreted value) outstanding Discount Notes due 2014 at a price of $823.77 per $1,000 face amount (or $792.09 accreted value) on January 3, 2011 using funds from an additional dividend received from us of $76.1 million.

        On December 15, 2010, we entered into a third amendment to our former senior secured credit agreement dated as of January 26, 2006 to, among other things: (i) extend the maturity of the term loans held by accepting lenders of $476.6 million aggregate principal amount of term loans from January 26, 2013 to December 15, 2016 and to increase the interest rate with respect to such term loans, (ii) replace our existing revolving credit facility with a new five-year revolving credit facility (with higher interest rates and a longer maturity than the existing revolving credit facility), and (iii) amend certain of our existing covenants therein. We recorded a loss on the modification of our former senior secured credit agreement of $3.7 million in Other (income) expense during the fifty-two weeks ended March 31, 2011, which included third party modification fees and other expenses of $3.3 million and previously capitalized deferred financing fees related to the revolving credit facility of $367,000.

        All of our NCM membership units are redeemable for, at the option of NCM, cash or shares of common stock of NCM, Inc. on a share-for-share basis. On August 18, 2010, we sold 6,500,000 shares of common stock of NCM, Inc., in an underwritten public offering for $16.00 per share and reduced our related investment in NCM by $36.7 million, the carrying amount of all shares sold. Net proceeds received on this sale were $99.8 million, after deducting related underwriting fees and professional and consulting costs of $4.2 million, resulting in a gain on sale of $63.1 million. In addition, on September 8, 2010, we sold 155,193 shares of NCM, Inc. to the underwriters to cover over allotments for $16.00 per share and reduced our related investment in NCM by $867,000, the carrying amount of all shares sold. Net proceeds received on this sale were $2.4 million, after deducting related underwriting fees and professional and consulting costs of $99,000, resulting in a gain on sale of $1.5 million.

        On March 17, 2011, NCM, Inc., as sole manager of NCM, disclosed the changes in ownership interest in NCM pursuant to the Common Unit Adjustment Agreement dated as of February 13, 2007 ("2010 Common Unit Adjustment"). This agreement provides for a mechanism for adjusting membership units based on increases or decreases in attendance associated with theatre additions and dispositions. Prior to the 2010 Common Unit Adjustment, we held 18,803,420 units, or a 16.98% ownership interest, in NCM as of December 30, 2010. As a result of theatre closings and dispositions and a related decline in attendance, we elected to surrender 1,479,638 common membership units to satisfy the 2010 Common Unit Adjustment, leaving us with 17,323,782 units, or a 15.66% ownership interest, in NCM as of March 31, 2011. We recorded the surrendered common units as a reduction to deferred revenues for exhibitor services agreement at fair value of $25.4 million, based on a price per share of NCM, Inc. of $17.14 on March 17, 2011, and recorded the reduction of the Company's NCM investment at weighted average cost for Tranche 2 Investments of $25.6 million, resulting in a loss on the surrender of the units of $207,000. The gain from the NCM, Inc. stock sales and the loss from the surrendered NCM common units are reported as Gain on NCM transactions on the Consolidated Statements of Operations. As a result of theatre closings and a related decline in attendance, the NCM Common Unit Adjustment for calendar 2011 called for a reduction in common units. We elected to pay NCM $214,000 to retain 16,717 common units effective March 16, 2012. The amount paid to retain the units decreased the deferred revenues for exhibitor services agreement available for amortization to advertising income for future periods.

        The Company's investment in common membership units (Tranche 1 Investment) was carried at zero cost through the date of the Merger on August 30, 2012. At the date of the Merger, the Company's investment in NCM consisted of a single investment tranche consisting of 17,323,782 membership units recorded at fair value (Level 1) on August 30, 2012. As of September 30, 2013, the Company owns 19,052,770 common membership units, or a 15.44% interest in NCM, consisting of two tranches.

        On May 24, 2010, we completed the acquisition of 92 theatres and 928 screens from Kerasotes Showplace Theatres, LLC ("Kerasotes"). Kerasotes operated 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. More than three quarters of the Kerasotes theatres feature stadium seating and almost 90 percent have been built since 1994. The purchase price for the Kerasotes theatres paid in cash at closing, was $276.8 million, net of cash acquired, and was subject to working capital and other purchase price adjustments. We paid working capital and other purchase price adjustments of $3.8 million during the second quarter of fiscal 2011, based on the final closing date working capital and deferred revenue amounts, and have included this amount as part of the total purchase price. The acquisition of Kerasotes significantly increased our size. Accordingly, results of operations for the fifty-two weeks ended March 29, 2012, which include fifty-two weeks of operations of the theatres we acquired, are not comparable to our results for the fifty-two weeks ended March 31, 2011, which include forty-four weeks of the operations we acquired.

        In December of 2008, the Company sold all of its interests in Cinemex, which then operated 44 theatres with 493 screens primarily in the Mexico City Metropolitan Area, to Entretenimiento GM de Mexico S.A. de C.V. ("Entretenimiento"). As of September 30, 2013, the Company estimates that it is contractually entitled to receive an additional $5.9 million of the purchase price related to tax payments and refunds. While the Company believes it is entitled to these amounts from Cinemex, the collection will require litigation, which was initiated by the Company on April 30, 2010 and is still pending. Resolution could take place over a prolonged period. In fiscal 2010, as a result of the litigation, the Company established an allowance for doubtful accounts related to this receivable and directly charged off the receivable amount as uncollectible. The Company does not have any significant continuing involvement in the operations of the Cinemex theatres after the disposition. Any purchase price tax collections received or legal fees paid related to the sale of the Cinemex theatres have been classified as discontinued operations for all periods presented.

        We do not operate any other theatres in Mexico and have divested of the majority of our other investments in international theatres in Canada, UK, Japan, Hong Kong, Spain, Portugal, France, Argentina, Brazil, Chile, and Uruguay over the past several years as part of our overall business strategy.

Deferred Tax Asset Valuation Allowance

        If, in the future, we generate sufficient earnings in the United States federal and state tax jurisdictions where we have recorded valuation allowances, our conclusion regarding the need for a valuation allowance in these tax jurisdictions could change. Accordingly, it is reasonably possible we could have a reduction of some or a significant portion of our recorded valuation allowance in the near term, which would reduce the Company's income tax provisions and therefore increase net earnings. This determination would be dependent on a number of factors which would include, but not be limited to, our expectation of future taxable income. Our recorded valuation allowance was $255.7 million and $248.4 million at September 30, 2013 and December 31, 2012, respectively.

The Reclassification

        In connection with the Offering, we will reclassify each share of our existing Class A common stock and Class N common stock by filing an amendment to our certificate of incorporation. Pursuant to the reclassification, each holder of shares of existing Class A common stock will receive            shares of Class B common stock for one share of existing Class A common stock, and each holder of shares of Class N common stock will receive shares of new Class A common stock for one share of Class N common stock. Following the Reclassification, holders of our Class A common stock will be entitled to one vote per share and holders of our Class B common stock will be entitled to three votes per share. Because of the three-to-one voting ratio between our Class B and Class A common stock, Wanda will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval (including election of directors and approval of significant corporate transactions, such as mergers) so long as the shares of Class B common stock owned by Wanda and its permitted transferees represent at least 30% of all outstanding shares of our Class A and Class B common stock. The shares of our Class B common stock automatically convert to shares of Class A common stock upon Wanda and its permitted transferees holding less than 30% of all outstanding shares of our Class A and Class B common stock.

Impact of the Offering

        We anticipate that the offering will have an impact on our future operating results in several areas. We expect that we will incur increased expenses relating to maintaining our NYSE listing and incremental accounting and legal expense for public company reporting and compliance and insurance. We currently estimate that the aggregate annual incremental expense for these matters will be between $2.75 million and $3.25 million. We also anticipate that we will incur increased stock-related compensation expense in connection with our anticipated issuance of shares of Class A common stock having an aggregate value of $12.0 million (representing                        shares based upon the midpoint of the price range set forth on the cover page of this prospectus) to members of management upon the consummation of this offering. See "Compensation Discussion & Analysis—Post-offering Compensation—Anticipated Awards under the 2013 Plan." We plan to value these shares at the initial public offering price and will recognize $12.0 million of compensation expense in connection with the issuance of these shares. In addition, if we use a portion of the proceeds of the offering to repay outstanding indebtedness, our interest expense will decrease.

Critical Accounting Estimates

        Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our Consolidated Financial Statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

        Our significant accounting policies are discussed in Note 1—The Company and Significant Accounting Policies to our audited Consolidated Financial Statements included elsewhere in this prospectus. A listing of some of the more critical accounting estimates that we believe merit additional discussion and aid in better understanding and evaluating our reported financial results are as follows.

        Impairments.    We evaluate goodwill and other indefinite lived intangible assets for impairment annually or more frequently as specific events or circumstances dictate. Impairment for other long-lived assets (including finite lived intangibles) is done whenever events or changes in circumstances indicate that these assets may not be fully recoverable. We have invested material amounts of capital in goodwill and other intangible assets in addition to other long-lived assets. We operate in a very competitive business environment and our revenues are highly dependent on movie content supplied by film producers. In addition, it is not uncommon for us to closely monitor certain locations where operating performance may not meet our expectations. Because of these and other reasons we have recorded material impairment charges primarily related to long-lived assets. Impairment charges were $0 during the Transition Period, $20.8 million in fiscal 2012 and $21.6 million in fiscal 2011. There are a number of estimates and significant judgments that are made by management in performing these impairment evaluations. Such judgments and estimates include estimates of future revenues, cash flows, capital expenditures, and the cost of capital, among others. We believe we have used reasonable and appropriate business judgments. There is considerable management judgment with respect to cash flow estimates and appropriate multiples and discount rates to be used in determining fair value, and, accordingly, actual results could vary significantly from such estimates, which fall under Level 3 within the fair value measurement hierarchy. These estimates determine whether an impairment has been incurred and also quantify the amount of any related impairment charge. Given the nature of our business and our recent history, future impairments are possible and they may be material, based upon business conditions that are constantly changing.

        Our recorded goodwill was $2.3 billion, $2.2 billion, and $2.0 billion as of September 30, 2013, December 31, 2012, and March 29, 2012, respectively. We evaluate goodwill and our trademarks for impairment annually during our fourth fiscal quarter and any time an event occurs or circumstances change that would more likely than not reduce the fair value for a reporting unit below its carrying amount. Our goodwill is recorded in our Theatrical Exhibition operating segment, which is also the reporting unit for purposes of evaluating recorded goodwill for impairment. If the carrying value of the reporting unit exceeds its fair value, we are required to reallocate the fair value of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.

        During the Transition Period and fiscal 2012, we assessed qualitative factors and reached a determination that it is not more likely than not that the fair value of our reporting unit is less than its carrying value and therefore the two step method, as described in ASC 350-20, is not necessary. Factors considered in determining this conclusion include but are not limited to recent improvements in industry box office results; increases in the market value of our long-term debt; our estimated fair value exceeded our carrying value as of December 31, 2012; our operating results including revenues, cash flows from operating activities and Adjusted EBITDA improved significantly from fiscal 2012; and the equity values of our publicly traded peer competitors increased during the Transition Period and in fiscal 2012.

        There was no goodwill impairment as of September 30, 2013, December 31, 2012, and March 29, 2012.

        Film exhibition costs.    We have agreements with film companies who provide the content we make available to our customers. We are required to routinely make estimates and judgments about box office receipts for certain films and for films provided by specific film distributors in closing our books each period. These estimates are subject to adjustments based upon final settlements and determinations of final amounts due to our content providers that are typically based on a film's box office receipts and how well it performs. In certain instances this evaluation is done on a film by film basis or in the aggregate by film production suppliers. We rely upon our industry experience and professional judgment in determining amounts to fairly record these obligations at any given point in time. The accruals made for film costs have historically been material and we expect they will continue to be so into the future. During the nine months ended September 30, 2013 and the pro forma thirty-nine weeks ended September 27, 2012, our film exhibition costs were $718.7 million and $692.4 million, respectively. During the Transition Period and fiscal years 2012 and 2011 our film exhibition costs totaled $728.1 million, $916.0 million, and $860.5 million, respectively.

        Income and operating taxes.    Income and operating taxes are inherently difficult to estimate and record. This is due to the complex nature of the U.S. tax code and also because our returns are routinely subject to examination by government tax authorities, including federal, state and local officials. Most of these examinations take place a few years after we have filed our tax returns. Our tax audits in many instances raise questions regarding our tax filing positions, the timing and amount of deductions claimed and the allocation of income among various tax jurisdictions. Our federal and state tax operating loss carry forward of approximately $671.9 million and $544.2 million, respectively at December 31, 2012, require us to estimate the amount of carry forward losses that we can reasonably be expected to realize using feasible and prudent tax planning strategies that are available to us. Future changes in conditions and in the tax code may change these strategies and thus change the amount of carry forward losses that we expect to realize and the amount of valuation allowances we have recorded. Accordingly future reported results could be materially impacted by changes in tax matters, positions, rules and estimates and these changes could be material.

        Theatre and other closure expense.    Theatre and other closure expense is primarily related to payments made or received or expected to be made or received to or from landlords to terminate leases on certain of our closed theatres, other vacant space and theatres where development has been discontinued. Theatre and other closure expense is recognized at the time the theatre or auditorium closes, space becomes vacant or development is discontinued. Expected payments to or from landlords are based on actual or discounted contractual amounts. We estimate theatre closure expense based on contractual lease terms and our estimates of taxes and utilities. The discount rate we use to estimate theatre and other closure expense is based on estimates of our borrowing costs at the time of closing. Our theatre and other closure liabilities have been measured using a discount rate of approximately 7.55% to 9.0%. During the fourth quarter of our fiscal year ending March 31, 2011, we permanently closed 73 underperforming screens and auditoriums in six theatre locations while continuing to operate the remaining 89 screens, and discontinued the development of and ceased use of certain vacant and under-utilized retail space at four other theatres. As a result of closing the screens and auditoriums and discontinuing the development and use of the other spaces, we recorded a charge of $55.0 million for theatre and other closure expense. During the nine months ended September 30, 2013 and the pro forma thirty-nine weeks ended September 27, 2012, we recorded theatre and other closure expense, which is included in operating expense in the Consolidated Statements of Operations, of $4.5 million and $6.4 million, respectively. We have recorded theatre and other closure expense, which is included in operating expense in the Consolidated Statements of Operations, of $6.6 million, $7.4 million, and $60.8 million during the Transition Period and the fiscal years ended March 29, 2012, and March 31, 2011, respectively.

        Gift card and packaged ticket breakage.    As noted in our significant accounting policies for revenue, we defer 100% of these items and recognize these amounts as they are redeemed by customers or breakage income is recognized. A vast majority of gift cards are used or partially used. However a portion of the gift cards and packaged ticket sales we sell to our customers are not redeemed and not used in whole or in part. Non-redeemed or partially redeemed cards or packaged tickets are known as "breakage" in our industry. We are required to estimate breakage and do so based upon our historical redemption patterns. Our history indicates that if a card or packaged ticket is not used for 18 months or longer, its likelihood of being used past this 18 month period is remote. In the fourth quarter of fiscal 2012, we changed our accounting method for estimating gift card breakage income. Prior to the fourth quarter of fiscal 2012, we recognized breakage income when gift card redemptions were deemed remote and the Company determined that there was no legal obligation to remit the unredeemed gift cards to the relevant tax jurisdiction ("Remote Method"), which based on historical information we concluded to be 18 months after the gift card was issued. In the fourth quarter of fiscal 2012, we accumulated a sufficient level of historical data from a large pool of homogeneous transactions to allow management to reasonably and objectively determine an estimated gift card breakage rate and the pattern of actual gift card redemptions. Accordingly, we changed our method for recognizing gift card breakage income to recognize breakage income and derecognize the gift card liability for unredeemed gift cards in proportion to actual redemptions of gift cards ("Proportional Method"). We recognize breakage income for gift cards using the Proportional Method, pursuant to which we apply a breakage rate for our five gift card sales channels which range from 14% to 23% of our current month sales, and we recognize that total amount of breakage for that current month's sales as income over the next 24 months in proportion to the pattern of actual redemptions. We have determined our breakage rates and redemption patterns using data accumulated over ten years on a company-wide basis. Breakage for packaged tickets continues to be recognized as the redemption of these items is determined to be remote, that is if a ticket has not been used within 18 months after being purchased. As a result of fair value accounting with the Merger, we will not recognize any breakage income on package tickets until 18 months after the date of the Merger. Additionally, concurrent with the accounting change discussed above, we changed our presentation of gift card breakage income from other income to other theatre revenues during fiscal 2012, with conforming changes made for all prior periods presented. During fiscal 2012, we recognized $32.6 million of net gift card breakage income, of which $15.0 million represented the adjustment related to the change from the Remote Method to the Proportional Method. During the nine months ended September 30, 2013 and the pro forma thirty-nine weeks ended September 27, 2012, we recognized $13.9 million and $10.0 million of income, respectively, and during the Transition Period and fiscal years 2012 and 2011, we recognized $11.5 million, $32.6 million and $14.1 million of income, respectively, related to the derecognition of gift card liabilities which was recorded in other theatre revenues in the Consolidated Statements of Operations. Refer to Note 1 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus for additional information.

  Operating Results

        The following table sets forth our revenues, costs and expenses attributable to our operations. Reference is made to Note 17—Operating Segment to the audited Consolidated Financial Statements included elsewhere in this prospectus for additional information therein.

(In thousands)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012	From Inception August 31, 2012 through December 31, 2012(1) (restated)	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Revenues
Theatrical exhibition
Admissions	$1,365,178	$76,356	$1,241,857	$548,632	$816,031	$1,721,295	$1,644,837
Food and beverage	589,026	32,365	513,729	229,739	342,130	689,680	644,997
Other theatre	82,247	5,785	86,929	33,121	47,911	111,002	72,704

Total revenues	2,036,451	114,506	1,842,515	811,492	1,206,072	2,521,977	2,362,538

Operating Costs and Expenses
Theatrical exhibition
Film exhibition costs	718,725	34,659	657,730	291,561	436,539	916,054	860,470
Food and beverage costs	80,032	4,778	69,946	30,545	47,326	93,581	79,763
Operating expense	534,059	46,059	468,680	230,434	297,328	696,783	691,264
Rent	339,213	33,493	299,805	143,374	189,086	445,326	451,874
General and administrative expense:
Merger, acquisition and transaction costs	1,952	504	6,670	3,366	4,417	3,958	16,838
Management Fee	—	—	3,750	—	2,500	5,000	5,000
Other	59,797	7,269	42,644	29,110	27,023	51,495	58,157
Depreciation and amortization	147,435	16,602	137,818	71,633	80,971	212,817	211,444
Impairment of long-lived assets	—	—	285	—	—	285	12,779

Operating costs and expenses	1,881,213	143,364	1,687,328	800,023	1,085,190	2,425,299	2,387,589

Operating income	155,238	(28,858)	155,187	11,469	120,882	96,678	(25,051)
Other expense (income)
Other (income) expense	(184)	49	2,496	49	960	1,965	42,687
Interest expense:
Corporate borrowings	97,704	10,241	109,960	45,259	67,614	172,159	177,459
Capital and financing lease obligations	7,914	442	3,878	1,873	2,390	5,968	6,198
Equity in (earnings) losses of non-consolidated entities	(38,143)	3,378	(18,240)	2,480	(7,545)	(12,559)	(17,178)
Gain on NCM transactions	—	—	—	—	—	—	(64,441)
Investment (income) expense	(3,406)	(1)	(66)	290	(41)	17,619	(484)

Total other expense	63,885	14,109	98,028	49,951	63,378	185,152	144,241

Earnings (loss) from continuing operations before income taxes	91,353	(42,967)	57,159	(38,482)	57,504	(88,474)	(169,292)
Income tax provision (benefit)	10,860	100	3,005	(3,500)	2,500	2,015	1,950

Earnings (loss) from continuing operations	80,493	(43,067)	54,154	(41,982)	55,004	(90,489)	(171,242)
Gain (loss) from discontinued operations, net of income taxes	4,290	24	34,533	(688)	35,153	(3,609)	(3,062)

Net earnings (loss)	$84,783	$(43,043)	$88,687	$(42,670)	$90,157	$(94,098)	$(174,304)

(1)
During the successor period from August 31, 2012 through December 31, 2012 adjustments were made to correct the valuation allowance recorded for deferred tax assets and the income tax provision. These revisions to previously recorded amounts were needed to correct the carrying amount of other long-term liabilities with an offsetting adjustment to increase the income tax provision by $5.52 million during the fourth quarter of 2012. Additional information about this matter is disclosed in Note 1—Prior period adjustments in the Company's audited financial statements for the period from August 31, 2012 to December 31, 2012 contained elsewhere in this prospectus.

	Nine Months Ended September 30, 2013	Pro forma Thirty-nine Weeks Ended September 27, 2012	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)		(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Operating Data—Continuing Operations:
Screen additions	—	—	22	13	26	55
Screens acquisitions	25	—	166	—	—	960
Screen dispositions	29	60	19	62	120	400
Construction openings (closures), net	(34)	(32)	18	(18)	—	—
Average screens—continuing operations(1)	4,856	4,749	4,732	4,742	4,811	4,920
Number of screens operated	4,950	4,790	4,988	4,819	4,868	4,962
Number of theatres operated	343	332	344	333	338	352
Screens per theatre	14.4	14.4	14.5	14.5	14.4	14.1
Attendance (in thousands)—continuing operations(1)	148,870	146,948	60,336	90,616	194,205	188,810

(1)
Includes consolidated theatres only.

        We present Adjusted EBITDA as a supplemental measure of our performance that is commonly used in our industry. We define Adjusted EBITDA as earnings (loss) from continuing operations plus (i) income tax provision (benefit), (ii) interest expense and (iii) depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance and to include any cash distributions of earnings from our equity method investees. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Adjusted EBITDA
(unaudited)

(In thousands)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through December 31, 2012(5) (restated)	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Earnings (loss) from continuing operations	$80,493	$(41,982)	$55,004	$(90,489)	$(171,242)
Plus:
Income tax provision (benefit)	10,860	3,500	2,500	2,015	1,950
Interest expense	105,618	47,132	70,004	178,127	183,657
Depreciation and amortization	147,435	71,633	80,971	212,817	211,444
Impairment of long-lived assets	—	—	—	285	12,779
Certain operating expenses(1)	9,719	7,675	5,858	16,275	57,267
Equity in (earnings) losses of non-consolidated entities	(38,143)	2,480	(7,545)	(12,559)	(17,178)
Cash distributions from non-consolidated entities(2)	20,800	10,226	7,051	33,112	35,893
Gain on NCM transactions	—	—	—	—	(64,441)
Investment (income) expense	(3,406)	290	(41)	17,619	(484)
Other (income) expense(3)	(130)	49	1,297	1,977	42,828
General and administrative expense—unallocated:
Merger, acquisition and transaction costs	1,952	3,366	4,417	3,958	16,838
Management fee	—	—	2,500	5,000	5,000
Stock-based compensation expense	—	—	830	1,962	1,526

Adjusted EBITDA(2)(4)	$335,198	$104,369	$222,846	$370,099	$315,837

(1)
Amounts represent preopening expense, theatre and other closure expense, deferred digital equipment rent expense, and disposition of assets and other gains included in operating expenses.

(2)
Effective July 1, 2011, cash distributions from non-consolidated entities were included in our Adjusted EBITDA presentation with conforming reclassification made for the current and prior year presentation. The presentation reclassification reflects how our management evaluates our Adjusted EBITDA performance and is consistent with treatment in our various debt covenant calculations.

(3)
Other expense for the 52 weeks ended March 31, 2011 is primarily comprised of the loss on extinguishment of indebtedness related to the redemption of our Discount Notes due 2014 of $14.8 million, our Notes due 2016 of $24.3 million and expense related to the modification of our former senior secured credit facility of $3.7 million.

(4)
The additional four days included in the Transition Period contributed approximately $25.0 million in Adjusted EBITDA. The acquisition of Kerasotes contributed approximately $34.6 million during the fifty-two weeks ended March 29, 2012 in Adjusted EBITDA compared to $31.6 million during the forty-four week period of May 24, 2010 to March 31, 2011.

(5)
During the successor period from August 31, 2012 through December 31, 2012 adjustments were made to correct the valuation allowance recorded for deferred tax assets and the income tax provision. These revisions to previously recorded amounts were needed to correct the carrying amount of other long-term liabilities with an offsetting adjustment to increase the income tax provision by $5.52 million during the fourth quarter of 2012. Additional information about this matter is disclosed in Note 1—Prior period adjustments in the Company's audited financial statements for the period from August 31, 2012 to December 31, 2012 contained elsewhere in this prospectus.

          Adjusted EBITDA is a non-U.S. GAAP financial measure commonly used in our industry and should not be construed as an alternative to net earnings (loss) as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with U.S. GAAP). Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We have included Adjusted EBITDA because we believe it provides management and investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt.

          Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. For example, Adjusted EBITDA:

  •
  does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments;

  •
  does not reflect changes in, or cash requirements for, our working capital needs;

  •
  does not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  excludes income tax payments that represent a reduction in cash available to us;

  •
  does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; and

  •
  does not reflect management fees that were paid to the Former Sponsors.

Results of Operations for the Nine Months Ended September 30, 2013 (Successor)

        Revenues.    Total revenues were $2,036.5 million during the nine months ended September 30, 2013. Revenues consisted of (i) admission revenues of $1,365.2 million, or 67.0% of total revenues, (ii) food and beverage revenues of $589.0, or 28.9% of total revenues, and (iii) other theatre revenues of $82.3 million, or 4.1% of total revenues. Attendance at our theatres was 148.9 million patrons during this period.

        Operating costs and expenses.    Operating costs and expenses were $1,881.2 million during the nine months ended September 30, 2013. Film exhibition costs were $718.7 million, or 52.6% of admission revenues, and food and beverage costs were $80.0 million, or 13.6% of food and beverage revenues, during the nine months ended September 30, 2013. As a percentage of revenues, operating expense was 26.2% during the nine months ended September 30, 2013. Rent expense was $339.2 million during the nine months ended September 30, 2013.

General and Administrative Expense:

        Merger, acquisition and transaction costs.    Merger, acquisition and transaction costs were $2.0 million during the nine months ended September 30, 2013, primarily due to the Merger.

        Other.    Other general and administrative expense was $59.8 million during the nine months ended September 30, 2013.

        Depreciation and amortization.    Depreciation and amortization was $147.4 million during the nine months ended September 30, 2013.

        Other expense (income).    Other income was $184,000 during the nine months ended September 30, 2013.

        Interest expense.    Interest expense was $105.6 million during the nine months ended September 30, 2013. See Note 12—Corporate Borrowings of the Notes to the unaudited Consolidated Financial Statements in Item 1 of Part I hereof for information on our new $925.0 million Senior Secured Credit Facility and redemption of our Term Loan due 2016 and Term Loan due 2018.

        Equity in earnings of non-consolidated entities.    Equity in earnings of non-consolidated entities were $38.1 million during the nine months ended September 30, 2013 and was primarily due to equity in earnings of non-consolidated entities from NCM of $15.9 million, DCIP of $13.0 million, and Open Road Releasing, LLC of $8.7 million. See Note 4—Investments of the Notes to the unaudited Consolidated Financial Statements in Item 1 of Part I hereof for further information.

        Investment income.    Investment income was $3.4 million during the nine months ended September 30, 2013, primarily due to payments received of $3.7 million related to the NCM tax receivable agreement.

        Income tax provision.    The income tax provision from continuing operations was $10.9 million for the nine months ended September 30, 2013. See Note 7—Income Taxes of the Notes to the unaudited Consolidated Financial Statements in Item 1 of Part I hereof for further information.

        Earnings (loss) from discontinued operations, net.    In July and August of 2012, we sold or closed 7 of the 8 theatres located in Canada and sold one theatre with 12 screens in the UK. In addition, on December 29, 2008, we sold our Cinemex operations in Mexico, including 44 theatres and 493 screens. The results of operations of the 7 Canada theatres, the one UK theatre, and the Cinemex theatres have been classified as discontinued operations. During the nine months ended September 30, 2013, we received $4.7 million for a sales price adjustment from the sale of theatres located in Canada. The sales price adjustment was related to tax attributes of the theatres sold in Canada which were not determinable or probable of collection at the date of the sale. We completed our tax returns, for periods prior to the date of sale, during the six months ended June 30, 2013 at which time the buyer was able to determine amounts due pursuant to the sales price adjustment and remit them to us. We recorded the additional gain on sale following the guidance for gain contingencies in ASC 450-30-25-1 when the gains were realizable.

        Net earnings.    Net earnings of $84.8 million for the nine months ended September 30, 2013 were driven by attendance.

Operating Results for the period August 31, 2012 through September 27, 2012 (Successor) and the period December 30, 2011 through August 31, 2012 (Predecessor)

        As a result of the August 30, 2012 Merger described above, our Predecessor does not have financial results for the period December 30, 2011 through September 27, 2012. We have prepared separate discussion and analysis of our consolidated operating results for the period August 31, 2012 through September 27, 2012 (Successor) and the period December 30, 2011 through August 30, 2012 (Predecessor).

Results of Operations for the Period August 31, 2012 through September 27, 2012 (Successor)

        Revenues.    Total revenues were $114.5 million during the period August 31, 2012 through September 27, 2012. Revenues consisted of (i) admission revenues of $76.4 million, or 66.7% of total revenues, (ii) food and beverage revenues of $32.4 million, or 28.3% of total revenues, and (iii) other theatre revenues of $5.8 million, or 5.0% of total revenues. Other theatre revenues were driven by advertising revenues, AMC Stubs membership fees earned, and theatre rentals. Attendance at our theatres was 8.3 million patrons during this period.

        Operating costs and expenses.    Operating costs and expenses were $143.4 million during the period August 31, 2012 through September 27, 2012. Film exhibition costs were $34.7 million, or 45.4%

of admission revenues, and food and beverage costs were $4.8 million, or 14.8% of food and beverage revenues, during the period August 31, 2012 through September 27, 2012. As a percentage of revenues, operating expense was 40.2% during the period August 31, 2012 through September 27, 2012. Rent expense was $33.5 million during the period August 31, 2012 through September 27, 2012.

General and Administrative Expense:

        Merger, acquisition and transaction costs.    Merger, acquisition and transaction costs were $504,000, during the period August 31, 2012 through September 27, 2012, primarily due to the Merger.

        Management fees.    Management fees were $0 during the period August 31, 2012 through September 27, 2012. Management fees ceased subsequent to the Merger.

        Other.    Other general and administrative expense was $7.3 million during the period August 31, 2012 through September 27, 2012.

        Depreciation and amortization.    Depreciation and amortization was $16.6 million during the period August 31, 2012 through September 27, 2012.

        Other expense.    Other expense was $49,000 during the period August 31, 2012 through September 27, 2012.

        Interest expense.    Interest expense was $10.7 million during the period August 31, 2012 through September 27, 2012.

        Equity in losses of non-consolidated entities.    Equity in losses of non-consolidated entities were $3.4 million during the period August 31, 2012 through September 27, 2012 and was primarily due to equity in losses from Open Road Releasing, LLC of $3.4 million. See Note 4—Investments of the Notes to Consolidated Financial Statements in Item 1 of Part I hereof for further information.

        Investment income.    Investment income was $1,000 during the period August 31, 2012 through September 27, 2012.

        Income tax provision.    The income tax provision from continuing operations was $100,000 for the period August 31, 2012 through September 27, 2012. See Note 7—Income Taxes of the Notes to Consolidated Financial Statements in Item 1 of Part I hereof for further information.

        Earnings from discontinued operations, net.    In July and August of 2012, we sold or closed 7 of the 8 theatres located in Canada and sold one theatre with 12 screens in the UK. In addition, on December 29, 2008, we sold our Cinemex operations in Mexico, including 44 theatres and 493 screens. The results of operations of the 7 Canada theatres, the one UK theatre, and the Cinemex theatres have been classified as discontinued operations for all periods presented.

        Net loss.    Net loss was $43.0 million for the period August 31, 2012 through September 27, 2012.

Results of Operations—For the Period December 30, 2011 through August 30, 2012 (Predecessor)

        Revenues.    Total revenues were $1,842.5 million during the period December 30, 2011 through August 30, 2012. Revenues consisted of (i) admission revenues of $1,241.9 million, or 67.4% of total revenues, (ii) food and beverage revenues of $513.7 million, or 27.9% of total revenues, and (iii) other theatre revenues of $86.9 million, or 4.7% of total revenues. Attendance at our theatres was 138.7 million patrons during this period.

        Operating costs and expenses.    Operating costs and expenses were $1,687.3 million during the period December 30, 2011 through August 30, 2012. Film exhibition costs were $657.7 million, or 53.0% of admission revenues, and food and beverage costs were $69.9 million, or 13.6% of food and beverage revenues, during the period December 30, 2011 through August 30, 2012. As a percentage of revenues, operating expense was 25.4% during the period December 30, 2011 through August 30, 2012. Rent expense was $299.8 million during the period December 30, 2011 through August 30, 2012.

General and Administrative Expense:

        Merger, acquisition and transaction costs.    Merger, acquisition and transaction costs were $6.7 million, during the period December 30, 2011 through August 30, 2012, primarily due to the Merger.

        Management fees.    Management fees were $3.8 million during the period December 30, 2011 through August 30, 2012. Management fees of $1.3 million were paid quarterly, in advance, to the former sponsors in exchange for consulting and other services through the date of the Merger.

        Other.    Other general and administrative expense was $42.6 million during the period December 30, 2011 through August 30, 2012.

        Depreciation and amortization.    Depreciation and amortization was $137.8 million during the period December 30, 2011 through August 30, 2012.

        Impairment of long-lived assets.    During the period December 30, 2011 through August 30, 2012, we recognized an impairment loss of $285,000 on three theatres with 33 screens (in Arkansas, Maryland and Utah), which was related to property, net.

        Other expense.    Other expense of $2.5 million was comprised of expenses related to the redemption of our Notes due 2014 of $1.9 million and expenses related to the redemption and modification of our former Senior Secured Credit Facility of $383,000, partially offset by business interruption insurance recoveries and other income of $335,000, during the period December 30, 2011 through August 30, 2012.

        Interest expense.    Interest expense was $113.8 million during the period December 30, 2011 through August 30, 2012.

        Equity in earnings of non-consolidated entities.    Equity in earnings of non-consolidated entities were $18.2 million during the period December 30, 2011 through August 30, 2012 and was primarily due to equity in earnings from NCM of $16.6 million and DCIP of $7.1 million, partially offset by equity in losses from Open Road Releasing, LLC of $6.7 million. See Note 4—Investments of the Notes to Consolidated Financial Statements in Item 1 of Part I hereof for further information.

        Investment income.    Investment income was $66,000 during the period December 30, 2011 through August 30, 2012.

        Income tax provision.    The income tax provision from continuing operations was $3.0 million for the period December 30, 2011 through August 30, 2012. See Note 7—Income Taxes of the Notes to Consolidated Financial Statements in Item 1 of Part I hereof for further information.

        Earnings from discontinued operations, net.    In July and August of 2012, we sold or closed 7 of the 8 theatres located in Canada and sold one theatre with 12 screens in the UK. In addition, on December 29, 2008, we sold our Cinemex operations in Mexico, including 44 theatres and 493 screens. The results of operations of the 7 Canada theatres, the one UK theatre, and the Cinemex theatres have been classified as discontinued operations for all periods presented. Gains, net of lease termination expense, on the sales and closure of these theatres of $39.4 million were included in discontinued operations during the period December 30, 2011 through August 30, 2012.

        Net earnings.    Net earnings of $88.7 million were driven by attendance and earnings from discontinued operations, for the period December 30, 2011 through August 30, 2012.

Operating Results for the period March 30, 2012 through August 30, 2012 (Predecessor) and the period August 31, 2012 through December 31, 2012 (Successor)

        As a result of the August 30, 2012 Merger described above, our Predecessor does not have financial results for the period March 30, 2012 through December 31, 2012. We have prepared separate discussion and analysis of our consolidated operating results for the period March 30, 2012 through August 30, 2012 (Predecessor) and August 31, 2012 through December 31, 2012 (Successor). In order to present Management's Discussion and Analysis in a way that offers investors a meaningful period to period comparison, we also have provided the operating information for the current year on an unaudited pro forma basis. See Unaudited Pro Forma Condensed Financial Information for additional information about how we determined our pro forma operating results for the Transition Period. The pro forma information for the period March 30, 2012 through December 31, 2012 does not purport to represent what our consolidated results of operations would have been if the Successor had actually been formed on March 30, 2012, nor have we made any attempt to either include or exclude expenses or income that would have resulted had the acquisition actually occurred on March 30, 2012.

Results of Operations for the period March 30, 2012 through August 30, 2012 (Predecessor)

        Revenues.    Admissions revenues were $816.0 million, food and beverage revenues were $342.1 million and other revenues were $47.9 million during the period March 30, 2012 through August 30, 2012. Attendance at our theatres was 90.6 million patrons during the period March 30, 2012 through August 30, 2012.

        Operating costs and expenses.    Operating costs and expenses were $1,085.2 million during the period March 30, 2012 through August 30, 2012. Film exhibition costs were $436.5 million during the period March 30, 2012 through August 30, 2012. As a percentage of admissions revenues, film exhibition costs were 53.5% during the period March 30, 2012 through August 30, 2012. Food and beverage costs were $47.3 million during the period March 30, 2012 through August 30, 2012. As a percentage of food and beverage revenues, food and beverage costs were 13.8% during the period March 30, 2012 through August 30, 2012. As a percentage of revenues, operating expense was 24.7% during the period March 30, 2012 through August 30, 2012. Rent expense was $189.1 million during the period March 30, 2012 through August 30, 2012.

General and Administrative Expense:

        Merger, acquisition and transaction costs.    Merger, acquisition and transaction costs were $4.4 million primarily due to the Merger.

        Management fees.    Management fees were $2.5 million during the period March 30, 2012 through August 30, 2012. Management fees of $1.3 million were paid quarterly, in advance, to the Former Sponsors in exchange for consulting and other services through the date of the Merger.

        Other.    Other general and administrative expense was $27.0 million during the period March 30, 2012 through August 30, 2012.

        Depreciation and amortization.    Depreciation and amortization was $81.0 million during the period March 30, 2012 through August 30, 2012.

        Other expense.    Other expense was $1.0 million during the period March 30, 2012 through August 30, 2012 and is comprised primarily of expenses related to the redemption of our Notes due 2014 of $1.3 million, partially offset by business interruption insurance recoveries of $0.3 million.

        Interest expense.    Interest expense was $70.0 million during the period March 30, 2012 through August 30, 2012.

        Equity in earnings of non-consolidated entities.    Equity in earnings of non-consolidated entities were $7.5 million during the period March 30, 2012 through August 30, 2012 and included earnings from NCM of $7.5 million, earnings from DCIP of $4.9 million partially offset by losses from Open Road Releasing, LLC of $6.4 million.

        Investment income.    Investment income was $41,000 during the period March 30, 2012 through August 30, 2012.

        Income tax provision.    Income tax provision was $2.5 million during the period March 30, 2012 through August 30, 2012. See Note 11—Income Taxes of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for further information.

        Earnings from discontinued operations, net.    In July and August of 2012, we sold or closed 7 of the 8 theatres located in Canada and sold one theatre with 12 screens in the UK. In addition, on December 29, 2008, we sold our operations in Mexico, including 44 theatres and 493 screens. The results of operations of the 7 Canada theatres, the one UK theatre and the Cinemex theatres have been classified as discontinued operations for all periods presented. Gains, net of lease termination expense on the sales and closures of these theatres of approximately $39.0 million are included in discontinued operations and reflect the write off of long-term lease liabilities extinguished in connection with the sales and closure. See Note 4—Discontinued Operations of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for further information.

        Net earnings.    Net earnings were $90.2 million during the period March 30, 2012 through August 30, 2012.

Results of Operations for the period from Inception August 31, 2012 through December 31, 2012 (Successor)

        Revenues.    Admissions revenues were $548.6 million, food and beverage revenues were $229.7 million and other revenues were $33.1 million from inception on August 31, 2012 through December 31, 2012. Attendance at our theatres was 60.3 million patrons from inception on August 31, 2012 through December 31, 2012.

        Operating costs and expenses.    Operating costs and expenses were $800.0 million from inception on August 31, 2012 through December 31, 2012. Film exhibition costs were $291.6 million from inception on August 31, 2012 through December 31, 2012. As a percentage of admissions revenues, film exhibition costs were 53.1% from inception on August 31, 2012 through December 31, 2012. Food and beverage costs were $30.5 million from inception on August 31, 2012 through December 31, 2012. As a percentage of food and beverage revenues, food and beverage costs were 13.3% from inception on August 31, 2012 through December 31, 2012. As a percentage of revenues, operating expense was 28.4% from inception on August 31, 2012 through December 31, 2012. Rent expense was $143.4 million from inception on August 31, 2012 through December 31, 2012.

General and Administrative Expense:

        Merger, acquisition and transaction costs.    Merger, acquisition and transaction costs were $3.4 million primarily due to the Merger.

        Management fees.    Management fees were $0 million from inception on August 31, 2012 through December 31, 2012. Management fees ceased subsequent to the Merger.

        Other.    Other general and administrative expense was $29.1 million from inception on August 31, 2012 through December 31, 2012.

        Depreciation and amortization.    Depreciation and amortization was $71.6 million from inception on August 31, 2012 through December 31, 2012.

        Other expense.    Other expense was $49,000 from inception on August 31, 2012 through December 31, 2012.

        Interest expense.    Interest expense was $47.1 million from inception on August 31, 2012 through December 31, 2012.

        Equity in losses of non-consolidated entities.    Equity in losses of non-consolidated entities were $2.5 million from inception on August 31, 2012 through December 31, 2012 and included losses from Open Road Releasing, LLC of $10.7 million partially offset by earnings from NCM of $4.2 million, earnings from DCIP of $4.4 million.

        Investment income.    Investment expense was $290,000 from inception on August 31, 2012 through December 31, 2012.

        Income tax provision.    Income tax provision was $3.5 million from inception on August 31, 2012 through December 31, 2012. See Note 11—Income Taxes of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for further information.

        Earnings from discontinued operations, net.    In July and August of 2012, we sold or closed 7 of the 8 theatres located in Canada and sold one theatre with 12 screens in the UK. In addition, on December 29, 2008, we sold our operations in Mexico, including 44 theatres and 493 screens. The results of operations of the 7 Canada theatres, the one UK theatre and the Cinemex theatres have been classified as discontinued operations for all periods presented. See Note 4—Discontinued Operations of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for further information.

        Net loss.    Net loss was $42.7 million from inception on August 31, 2012 through December 31, 2012.

Operating Results for the Unaudited Pro Forma Transition Period ended December 31, 2012

        The following table sets forth our revenues, costs and expenses attributable to our operations. Reference is made to Note 17—Operating Segment of the Notes to Consolidated Financial Statements included elsewhere in this prospectus for further information.

(In thousands)	(Unaudited) Pro Forma Transition Period Ended December 31, 2012	(Unaudited) Thirty-nine Weeks Ended December 29, 2011	% Change
		(Predecessor)
Revenues
Theatrical exhibition
Admissions	$1,364,663	$1,295,469	5.3%
Food and beverage	571,869	518,081	10.4%
Other theatre	72,574	71,984	0.8%

Total revenues	2,009,106	1,885,534	6.6%

Operating Costs and Expenses
Theatrical exhibition
Film exhibition costs	728,100	694,863	4.8%
Food and beverage costs	77,871	70,961	9.7%
Operating expense	529,235	525,431	0.7%
Rent	331,397	334,607	-1.0%
General and administrative expense:
Merger, acquisition and transaction costs	7,783	1,705	* %
Management Fee	—	3,750	100%
Other	55,594	35,874	55.0%
Depreciation and amortization	150,234	155,970	-3.7%

Operating costs and expenses	1,880,214	1,823,161	3.1%

Operating income	128,892	62,373	* %
Other expense (income)
Other expense	1,009	429	* %
Interest expense:
Corporate borrowings	103,429	129,813	-20.3%
Capital and financing lease obligations	4,263	4,480	-4.8%
Equity in (earnings) losses of non-consolidated entities	(7,499)	(1,864)	* %
Investment (income) expense	876	17,644	-95.0%

Total other expense	102,078	150,502	-32.2%

Earnings (loss) from continuing operations before income taxes	26,814	(88,129)	* %
Income tax provision (benefit)	8,900	1,510	* %

Earnings (loss) from continuing operations	$17,914	$(89,639)	* %

*
Percentage change in excess of 100%

        We present Adjusted EBITDA as a supplemental measure of our performance that is commonly used in our industry. We define Adjusted EBITDA as earnings (loss) from continuing operations plus (i) income tax provisions (benefit), (ii) interest expense and (iii) depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance and to include any cash distributions of earnings from our equity method investees. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Adjusted EBITDA
(unaudited)

(In thousands)	Pro Forma Transition Period Ended December 31, 2012	Thirty-nine Weeks Ended December 29, 2011
Earnings (loss) from continuing operations	$17,914	$(89,639)
Plus:
Income tax provision	8,900	1,510
Interest expense	107,692	134,293
Depreciation and amortization	150,234	155,970
Certain operating expenses(1)	15,088	13,112
Equity in earnings of non-consolidated entities	(7,499)	(1,864)
Cash distributions from non-consolidated entities(2)	17,277	20,595
Investment expense	876	17,644
Other expense(3)	1,346	441
General and administrative expense—unallocated:
Merger, acquisition and transaction costs	7,783	1,705
Management fee	—	3,750
Stock-based compensation expense	830	1,471

Adjusted EBITDA(2)(4)	$320,441	$258,988

(1)
Amounts represent preopening expense, theatre and other closure expense, deferred digital equipment rent expense, and disposition of assets and other gains included in operating expenses.

(2)
Cash distributions from non-consolidated entities are included in our Adjusted EBITDA presentation with conforming reclassification made for the current and prior year presentation. The presentation reclassification reflects how our management evaluates our Adjusted EBITDA performance and is consistent with treatment in our various debt covenant calculations.

(3)
Other expense for the Transition Period is comprised primarily of expenses on extinguishment of indebtedness related to the redemption of our Notes due 2014 and modification of our former senior secured credit facility. Other expense for the thirty-nine weeks ended December 29, 2011 is primarily comprised of expenses related to the modification of our former senior secured credit facility and expenses on the extinguishment of indebtedness related to the redemption of our Notes due 2014.

(4)
The additional four days included in the Transition Period contributed approximately $25.0 million in Adjusted EBITDA.

Results of Operations for the Pro Forma Transition Period and the thirty-nine weeks ended December 29, 2011

        Revenues.    Our results of operations were positively impacted by the inclusion of 4 additional days during the Pro Forma Transition Period compared to the thirty-nine weeks ended December 29, 2011. Total revenues increased 6.6%, or $123.6 million, during the Pro Forma Transition Period compared to the thirty-nine weeks ended December 29, 2011. Admissions revenues increased 5.3%, or $69.2 million, during the Pro Forma Transition Period compared to the thirty-nine weeks ended December 29, 2011, primarily due to a 1.9% increase in average ticket prices and a 3.3% increase in attendance. Total admissions revenues were increased by rewards redeemed, net of deferrals, of $7.0 million during the Pro Forma Transition Period related to rewards accumulated under AMC Stubs, and admissions revenues were reduced by deferrals, net of rewards redeemed, of $6.0 million during the thirty-nine weeks ended December 29, 2011 related to awards accumulated under AMC Stubs. The rewards accumulated under AMC Stubs are deferred and recognized in future periods upon redemption or expiration of customer rewards. The increase in average ticket price was primarily due to an increase in ticket prices for standard 2D film and the impact of the decrease in net deferral of admission revenue related to AMC Stubs, partially offset by a decrease in attendance for premium format film product. Admissions revenues at comparable theatres (theatres opened on or before the first quarter of fiscal 2012) before giving effect to the net deferral of admissions revenues due to the AMC Stubs customer frequency program increased 4.9%, or $62.6 million, during the Pro Forma Transition Period from the comparable period last year, due to increases in average ticket prices, increases in attendance and the additional four days included in the Pro Forma Transition Period. Food and beverage revenues increased 10.4%, or $53.8 million, during the Pro Forma Transition Period compared to the thirty-nine weeks ended December 29, 2011, due to a 6.8% increase in average food and beverage per patron, the decrease in net deferral of food and beverage revenues related to the AMC Stubs customer frequency program and the increase in attendance. The increase in food and beverage per patron includes the impact of the decrease in net deferral of food and beverage revenue related to AMC Stubs, food and beverage price increases and the success of our food and beverage strategic initiatives. Total food and beverage revenues were decreased by a net amount of $1.9 million during the Pro Forma Transition Period and were decreased by a net amount of $11.9 million during the thirty-nine weeks ended December 29, 2011 related to rewards accumulated under AMC Stubs and deferred to be recognized in future periods upon redemption or expiration of customer rewards. Other theatre revenues increased by 0.8%, or $0.6 million, during the Pro Forma Transition Period compared to the thirty-nine weeks ended December 29, 2011, primarily due to increases in membership fees earned through the AMC Stubs customer frequency program, advertising revenue and internet ticket fees, partially offset by declines in gift card breakage income recognized under the Proportional Method and declines in package ticket breakage. We made pro forma adjustments to eliminate $4.8 million of historical breakage income recorded for packaged tickets and to reduce amounts of breakage income for gift cards by $3.7 million for the Pro Forma Transition Period. See Note 1—The Company and Significant Accounting Policies of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for further information regarding methods used to recognize gift card breakage income.

        Operating costs and expenses.    Operating costs and expenses increased 3.1%, or $57.1 million, during the Pro Forma Transition Period compared to the thirty-nine weeks ended December 29, 2011. Film exhibition costs increased 4.8%, or $33.2 million, during the Pro Forma Transition Period compared to the thirty-nine weeks ended December 29, 2011 primarily due to the increase in admissions revenues, partially offset by the decrease in film exhibition costs as a percentage of admission revenues. As a percentage of admissions revenues, film exhibition costs were 53.4% in the current period and 53.6% in the prior period. Food and beverage costs increased 9.7%, or $6.9 million, during the Pro Forma Transition Period compared to the thirty-nine weeks ended December 29, 2011, due to the increase in food and beverage revenues, partially offset by the decrease in food and beverage costs as a percentage of food and beverage revenues. As a percentage of food and beverage revenues, food and beverage costs were 13.6% in the current period compared with 13.7% in the prior period. As a percentage of revenues, operating expense was 26.3% in the current period as compared to 27.9% in the prior period, primarily due to decreases in theatre salary costs, RealD license fees, utilities and property taxes, partially offset by increases in IMAX expense. We made pro forma adjustments to increase straight line rent for digital projectors by $1.6 million and to decrease license expense for our 3D agreement by $0.08 million. Rent expense decreased 1.0%, or $3.2 million, during the Pro Forma Transition Period compared to the thirty-nine weeks ended December 29, 2011, primarily due to the closure of theatres. We made pro forma adjustments to increase straight line rent by $4.0 million for theatre leases and to decrease deferred rent expense for unfavorable theatre leases by $5.1 million for the Pro Forma Transition Period.

General and Administrative Expense:

        Merger, acquisition and transaction costs.    Merger, acquisition and transaction costs were $7.8 million during the Pro Forma Transition Period compared to $1.7 million during the thirty-nine weeks ended December 29, 2011 primarily due to the Merger.

        Management fees.    Management fees decreased $3.8 million during the Pro Forma Transition Period compared to the thirty-nine weeks ended December 29, 2011. Management fees of $1.3 million were paid quarterly, in advance, to the Former Sponsors in exchange for consulting and other services through the date of the Merger. Subsequent to the Merger these management fees have ceased. We made pro forma adjustments to eliminate $2.5 million of management fees during the Pro Forma Transition Period.

        Other.    Other general and administrative expense increased 55.0%, or $19.7 million, during the Pro Forma Transition Period compared to the thirty-nine weeks ended December 29, 2011 due primarily to increases in annual and long-term incentive compensation expense related to improvements in net earnings. We made pro forma adjustments to decrease net periodic benefit cost by $0.5 million during the Pro Forma Transition Period.

        Depreciation and amortization.    Depreciation and amortization decreased 3.7%, or $5.7 million, during the Pro Forma Transition Period compared to the prior period resulting from theatre closures and the declining net book value of theatre assets. We made pro forma adjustments of $2.4 million to reduce amortization of intangible assets during the Pro Forma Transition Period.

        Other expense.    Other expense for the Transition Period is comprised of expenses on extinguishment of indebtedness related primarily to the redemption of our Notes due 2014 of $1.3 million, partially offset by business interruption insurance recoveries of $337,000. Other expense for the thirty-nine weeks ended December 29, 2011 of $429,000 is comprised of expenses related to the modification of our former senior secured credit facility and expenses related to the extinguishment of indebtedness for the redemption of our Notes due 2016.

        Interest expense.    Interest expense declined by $26.6 million for the Pro Forma Transition Period compared to the thirty-nine weeks ended December 29, 2011 primarily due to the redemptions of both the Notes due 2014 and the Parent Term Loan due 2012 during the Transition Period and the accretion of premiums recorded as a result of the Merger, partially offset by increases in indebtedness and the related interest expense due to the issuance of our Term Loan due 2018 on February 22, 2012. We made pro forma adjustments to reduce interest expense by $9.4 million during the Pro Forma Transition Period to reflect accretion of premiums on debt and to remove amortization of deferred charges.

        Equity in (earnings) losses of non-consolidated entities.    Equity in (earnings) losses of non-consolidated entities were $ (7.5 million) for the Pro Forma Transition Period compared to equity in earnings of $(1.9 million) for the thirty-nine weeks ended December 29, 2011. The increase in equity in earnings of non-consolidated entities was primarily due to increases in earnings from DCIP, partially offset by declines in earnings from NCM. We made pro forma adjustments to increase equity in earnings from NCM by $3.4 million for our share of their earnings, to increase equity in earnings from DCIP by $0.3 million for amortization of basis differences and to decrease equity in earnings from NCM by $1.3 million for amortization of basis differences. See Note 7—Investments of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for further information.

        Investment expense.    Investment expense was $876,000 for the Pro Forma Transition Period compared to a loss of $17.6 million for the thirty-nine weeks ended December 29, 2011. During the thirty-nine weeks ended December 29, 2011, we recognized an impairment loss of $17.8 million related to unrealized losses previously recorded in accumulated other comprehensive loss on marketable securities related to our investment in RealD Inc. common stock when we determined the decline in fair value below historical cost to be other-than-temporary. We made pro forma adjustments to increase amortization expense for the TRA intangible asset by $627,000 during the Pro Forma Transition Period.

        Income tax provision.    The income tax provision from continuing operations was a provision of $8.9 million for the Pro Forma Transition Period and $1.5 million for the thirty-nine weeks ended December 29, 2011. See Note 11—Income Taxes of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for further information. We made pro forma adjustments to increase our income tax provision by $2.9 million for the expected income tax impact of the pro forma adjustments during the Pro Forma Transition Period.

        Earnings (loss) from continuing operations.    Earnings (loss) from continuing operations from continuing operations were $17.9 million and ($89.6 million) for the Pro Forma Transition Period and thirty-nine weeks ended December, 29, 2011, respectively. Earnings from continuing operations during the Pro Forma Transition Period were positively impacted by lower interest expense and investment expense as well as the improvement in admissions and food and beverage revenues during the Transition Period from the thirty-nine weeks ended December 29, 2011 due to the success of our food and beverage strategic initiatives, the timing of rewards accumulated and redeemed related to AMC Stubs and the additional four days included in the Pro Forma Transition Period.

Results of Operations for the Fiscal Years Ended March 29, 2012 and March 31, 2011

        Revenues.    Total revenues increased 6.7%, or $159.4 million, during the year ended March 29, 2012 compared to the year ended March 31, 2011. The increase in total revenues included $48.1 million resulting from the acquisition of Kerasotes. (Fiscal 2012 reflects 52 weeks of operations of Kerasotes compared with 44 weeks in fiscal 2011.) Admissions revenues increased $76.5 million, during the fifty-two weeks ended March 29, 2012 compared to the year ended March 31, 2011, primarily due to a 2.9% increase in attendance and a 1.7% increase in average ticket price. The increase in total admissions revenues included the additional attendance and admissions revenues resulting from the acquisition of Kerasotes of approximately $32.1 million. Total admissions revenues were reduced by deferrals, net of rewards redeemed, of $5.9 million during the year ended March 29, 2012, related to rewards accumulated under AMC Stubs. The rewards accumulated under AMC Stubs are deferred and recognized in future periods upon redemption or expiration of customer rewards. The increase in average ticket price was primarily due to an increase in ticket prices for standard 2D film. Admissions revenues at comparable theatres (theatres opened on or before fiscal 2011 and before giving effect to the net deferral of admissions revenues due to the new AMC Stubs customer frequency program) increased $63.1 million, during the year ended March 29, 2012 from the comparable period last year, primarily due to an increase in attendance and an increase in average ticket prices. Food and beverage revenues increased 6.9%, or $44.7 million, during the year ended March 29, 2012 compared to the year ended March 31, 2011, due to a 3.8% increase in average food and beverage per patron and the increase in attendance, partially offset by the net deferral of food and beverage revenues due to the new AMC Stubs customer frequency program. The increase in food and beverage revenues included approximately $15.4 million resulting from the acquisition of Kerasotes. The increase in food and beverage per patron includes the impact of food and beverage price and size increases placed in effect during the second and third quarters of fiscal 2011, and a shift in product mix to higher priced items, including our dine-in theatres and premium food and beverage products. Total food and beverage revenues were reduced by a net amount of $14.4 million during the year ended March 29, 2012, related to rewards accumulated under AMC Stubs and deferred to be recognized in future periods upon redemption or expiration of customer rewards. Other theatre revenues increased 52.7%, or $38.3 million, during the year ended March 29, 2012 compared to the year ended March 31, 2011, primarily due to a change in accounting for gift card breakage of $15.0 million (see Note 1—The Company and Significant Accounting Policies of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for further information), increases in membership fees earned through the AMC Stubs customer frequency program of $14.6 million, advertising revenues, and breakage income from gift card and package ticket sales.

        Operating costs and expenses.    Operating costs and expenses increased 1.6%, or $37.7 million, during the year ended March 29, 2012 compared to the year ended March 31, 2011. The increase in operating costs and expenses included approximately $36.1 million resulting from the acquisition of Kerasotes. Film exhibition costs increased 6.5%, or $55.6 million, during the year ended March 29, 2012 compared to the year ended March 31, 2011 primarily due the increase in admissions revenues and the increase in film exhibition costs as a percentage of admissions revenues. As a percentage of admissions revenues, film exhibition costs were 53.2% in the current period and 52.3% in the prior period. Film exhibition costs as a percentage of admissions revenues increased primarily due to the net deferral of admissions revenues of $5.9 million during the year ended March 29, 2012, related to the new AMC Stubs customer frequency program. Food and beverage costs increased 17.3%, or $13.8 million, during the year ended March 29, 2012 compared to the year ended March 31, 2011 due the increase in food and beverage costs as a percentage of food and beverage revenues and the increase food and beverage revenues. As a percentage of food and beverage revenues, food and beverage costs were 13.6% in the current period compared with 12.4% in the prior period, primarily due to the food and beverage price and size increases, a shift in product mix to items that generate higher sales but lower percentage margins, and the net deferral of food and beverage revenues of $14.4 million during the year ended March 29, 2012, related to the new AMC Stubs customer frequency program. As a percentage of revenues, operating expense was 27.6% in the current period as compared to 29.3% in the prior period. During the year ended March 31, 2011, we evaluated excess capacity and vacant and under-utilized retail space throughout our theatre circuit and recorded charges to theatre and other closure expense of $60.8 million, which caused our operating expense to increase. See Note 15—Theatre and Other Closure and Disposition of Assets of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for further information. Gains were recorded on disposition of assets during the year ended March 31, 2011 which reduced operating expenses by approximately $9.7 million, primarily due to the sale of a divested AMC theatre in conjunction with the acquisition of Kerasotes. Rent expense decreased 1.4%, or $6.5 million, during the year ended March 29, 2012 compared to the year ended March 31, 2011, primarily due to decreases in rent from the closure of screens and lower renewal rentals negotiated with landlords at the end of the base lease term, partially offset by increased rent as a result of the acquisition of Kerasotes on May 24, 2010.

General and Administrative Expense:

        Merger, acquisition and transaction costs.    Merger, acquisition and transaction costs decreased $12.9 million during the year ended March 29, 2012 compared to the year ended March 31, 2011. Prior year costs primarily consisted of costs related to the acquisition of Kerasotes.

        Management fees.    Management fees were unchanged during the year ended March 29, 2012. Management fees of $1.3 million are paid quarterly, in advance, to the Former Sponsors in exchange for consulting and other services.

        Other.    Other general and administrative expense decreased 11.5%, or $6.7 million, during the year ended March 29, 2012 compared to the year ended March 31, 2011, due primarily to decreases related to a union-sponsored pension plan, professional and consulting expenses, and advertising expenses, partially offset by increases in incentive compensation expense related to improvements in operating performance. During the year ended March 31, 2011, we recorded $3.0 million of expense related to our complete withdrawal from a union-sponsored pension plan.

        Depreciation and amortization.    Depreciation and amortization increased 0.6%, or $1.4 million during the year ended March 29, 2012 compared to the year ended March 31, 2011.

        Other expense.    During the year ended March 29, 2012, other expense includes loss on extinguishment related to redemption of our Term Loan due 2013 of $383,000 and Parent Term Loan due 2012 of $510,000 and a loss of $640,000 in connection with the cash tender offer and redemption of our Notes due 2014. During the year ended March 31, 2011, other expense includes a loss on extinguishment of indebtedness related to the redemption of our Notes due 2016 of $24.3 million and our 12% Senior Discount Notes due 2014 of $14.8 million and expense related to the modification of our former senior secured credit facility Term Loan due 2013 of $3.3 million and of our former senior secured credit facility Revolver of $367,000.

        Interest expense.    Interest expense decreased 3.0%, or $5.5 million, during the year ended March 29, 2012 compared to the year ended March 31, 2011, primarily due to the extinguishment and the related interest expense of our Parent Term Loan due 2012, our Discount Notes due 2014, and our Notes due 2016 redeemed with payments made on December 15, 2010 and February 1, 2011, partially offset by increases in indebtedness and the related interest expense due to the $600.0 million issuance of our Notes due 2020 on December 15, 2010 and the increases in interest expense related to the modification of our former senior secured credit facility on December 15, 2010. The issuance of our $300.0 million Term Loan due 2018 on February 22, 2012, the redemption of our $140.7 million Term Loan due 2013 on February 22, 2012 and the purchase and redemptions of $58.1 million of our Notes due 2014 on February 22, 2012, $50.9 million of our Notes due 2014 on March 7, 2012 and $51.0 million of our Notes due 2014 on April 6, 2012 did not significantly impact interest expense during the fiscal year ended March 29, 2012.

        Equity in earnings of non-consolidated entities.    Equity in earnings of non-consolidated entities were $12.6 million in the current period compared to equity in earnings of $17.2 million in the prior period. The decrease in equity in earnings of non-consolidated entities was primarily due to the equity in losses related to our investment in Open Road Releasing, LLC of $14.7 million, due primarily to advertising expenses related to current and upcoming film releases and also the decrease in earnings and distributions received from NCM, partially offset by a decrease in equity in losses related to our investments in DCIP and Midland Empire Partners, LLC. We recognized an impairment loss of $8.8 million related to an equity method investment through Midland Empire Partners, LLC during the year ended March 31, 2011. See Note 7—Investments of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for further information.

        Gain on NCM transactions.    The gain on NCM, Inc. shares of common stock sold during the year ended March 31, 2011 was $64.6 million. We also recorded a loss of $207,000 from the surrender of 1,479,638 ownership units in NCM as part of the 2010 Common Unit Adjustment. See Note 7—Investments of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for further information.

        Investment (income) expense.    Investment (income) expense was an expense of $17.6 million for the year ended March 29, 2012 compared to income of $484,000 for the year ended March 31, 2011. During the year ended March 29, 2012, we recognized an impairment loss of $17.8 million related to unrealized losses previously recorded in accumulated other comprehensive loss on marketable securities related to our investment in RealD Inc. common stock when we determined the decline in fair value below historical cost to be other-than-temporary.

        Income tax provision.    The income tax provision from continuing operations was $2.0 million for the year ended March 29, 2012 and $2.0 million for the year ended March 31, 2011. See Note 11—Income Taxes of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus for further information.

        Earnings from discontinued operations, Net.    On December 29, 2008, we sold our operations in Mexico, including 44 theatres and 493 screens. The results of operations of the Cinemex theatres have been classified as discontinued operations for all periods presented.

        Net loss.    Net loss was $94.1 million and $174.3 million for the year ended March 29, 2012 and March 31, 2011, respectively. Net loss during the year ended March 29, 2012 was impacted by the reduced admissions and food and beverage revenues of $20.4 million during the year ended March 29, 2012 related to the new AMC Stubs customer frequency program, the impairment charge of $17.8 million on RealD Inc. common stock and the $4.6 million decline in equity in earnings, partially offset by the increase in attendance. Net loss during the year ended March 31, 2011 was primarily due to theatre and other closure expense of $60.8 million, loss on extinguishment and modification of indebtedness of $42.8 million, impairment charges of $21.6 million, increased merger and acquisition costs primarily due to the acquisition of Kerasotes, and the decrease in attendance, partially offset by the gain on NCM transactions of $64.4 million and a gain on disposition of assets of approximately $9.7 million.

Liquidity and Capital Resources

        Our consolidated revenues are primarily collected in cash, principally through box office admissions and theatre food and beverage sales. We have an operating "float" which partially finances our operations and which generally permits us to maintain a smaller amount of working capital capacity. This float exists because admissions revenues are received in cash, while exhibition costs (primarily film rentals) are ordinarily paid to distributors from 20 to 45 days following receipt of box office admissions revenues. Film distributors generally release the films which they anticipate will be the most successful during the summer and year-end holiday seasons. Consequently, we typically generate higher revenues during such periods.

        We had working capital deficit as of September 30, 2013 and December 31, 2012 of $256.6 million and $235.8 million, respectively. Working capital includes $136.4 million and $171.1 million of deferred revenues and income as of September 30, 2013 and December 31, 2012, respectively. We had working capital deficit as of March 29, 2012 of $173.9 million and working capital surplus of $74.1 million as of March 31, 2011. Working capital includes $174.4 million and $141.2 million of deferred revenue as of March 29, 2012 and March 31, 2011, respectively. We have the ability to borrow against the senior secured credit facility to meet obligations as they come due (subject to limitations on the incurrence of indebtedness in our various debt instruments) and could incur indebtedness of $138.5 million on the senior secured credit facility to meet these obligations as of September 30, 2013.

        We believe that cash generated from operations and existing cash and equivalents will be sufficient to fund operations and planned capital expenditures and acquisitions currently and for at least the next 12 months and enable us to maintain compliance with covenants related to the senior secured credit facility, our Notes due 2019 and our Notes due 2020. We are considering various options with respect to the utilization of cash and equivalents on hand in excess of our anticipated operating needs. Such options might include, but are not limited to, acquisitions of theatres or theatre companies, retirement of our corporate borrowings and payment of dividends.

Cash Flows from Operating Activities

        Cash flows provided by (used in) operating activities, as reflected in the Consolidated Statements of Cash Flows, were $204.7 million, $(32.1) million and $76.5 million during the nine months ended September 30, 2013, the period August 31, 2012 through September 27, 2012, and the period December 30, 2011 through August 30, 2012, respectively.

        Cash flows provided by (used in) operating activities, as reflected in the Consolidated Statements of Cash Flows, were $73.9 million, $76.3 million, $137.0 million, and $(16.2 million) during the period from inception August 31, 2012 through December 31, 2012, March 30, 2012 through August 30, 2012 and fiscal years ended March 29, 2012 and March 31, 2011, respectively.

Cash Flows from Investing Activities

        Cash flows used in investing activities, as reflected in the Consolidated Statements of Cash Flows, were $180.3 million, $7.9 million and $86.8 million, during the nine months ended September 30, 2013, the period August 31, 2012 through September 27, 2012, and the period December 30, 2011 through August 30, 2012, respectively. Cash outflows from investing activities include capital expenditures of $175.4 million, $10.6 million and $94.4 million during the nine months ended September 30, 2013, the period August 31, 2012 through September 27, 2012, and the period December 30, 2011 through August 30, 2012, respectively. Our capital expenditures primarily consisted of strategic growth initiatives and remodels, maintaining our theatre circuit, and technology upgrades. We expect that our gross cash outflows for capital expenditures will be approximately $260 million to $290 million for 2013, before giving effect to expected landlord contributions of approximately $25 million.

        During the nine months ended September 30, 2013, we received $4.7 million for a sales price adjustment from the sale of theatres located in Canada and paid $20,000 related to other dispositions of long-term assets.

        Cash used in investing activities, as reflected in the Consolidated Statement of Cash Flows, were $158.9 million, $31.0 million, $163.7 million, and $250.0 million during the period from inception August 31, 2012 through December 31, 2012, March 30, 2012 through August 30, 2012 and the fiscal years ended March 29, 2012 and March 31, 2011, respectively. Cash outflows from investing activities include capital expenditures during the period from inception August 31, 2012 through December 31, 2012, March 30, 2012 through August 30, 2012 and the fiscal years ended March 29, 2012 and March 31, 2011 of $72.8 million, $40.1 million, $139.4 million, and $129.3 million, respectively.

        During the period from inception August 31, 2012 through December 31, 2012 we paid $87.6 million for the purchase of the Rave theatres, net of cash acquired. The purchase included working capital and other purchase price adjustments.

        We made partnership investments in non-consolidated entities accounted for under the equity method of approximately $26.9 million during the year ended March 29, 2012.

        During the year ended March 31, 2011, we paid $280.6 million for the purchase of Kerasotes theatres at closing, net of cash acquired. The purchase included working capital and other purchase price adjustments as described in the Unit Purchase Agreement.

        During the year ended March 31, 2011, we received net proceeds of $102.2 million from the sale of 6.7 million shares of common stock of NCM, Inc. for $16.00 per share and reduced our related investment in NCM by $37.6 million, the carrying amount of the shares sold.

        We received $57.4 million in cash proceeds from the sale of certain theatres required to be divested in connection with the Kerasotes acquisition during the year ended March 31, 2011 and received $991,000 for the sale of real estate acquired from Kerasotes.

        We have received an additional $1.8 million of purchase price from Cinemex related to tax payments and refunds and a working capital calculation and post-closing adjustments during the fiscal year ended March 31, 2011.

        We fund the costs of constructing, maintaining and remodeling new theatres through existing cash balances, cash generated from operations, capital contributions from Wanda or borrowed funds, as necessary. We generally lease our theatres pursuant to long-term non-cancelable operating leases which may require the developer, who owns the property, to reimburse us for the construction costs. We may decide to own the real estate assets of new theatres and, following construction, sell and leaseback the real estate assets pursuant to long-term non-cancelable operating leases.

Cash Flows from Financing Activities

        On April 30, 2013, AMCE entered into a new $925.0 million senior secured credit facility pursuant to which it borrowed the Term Loan due 2020, and used the proceeds to fund the redemption of both the former senior secured credit facility Term Loan due 2016 and the former senior secured credit facility Term Loan due 2018. The new senior secured credit facility is comprised of a $150.0 million Revolving Credit Facility, which matures in 2018, and a $775.0 million term loan, which matures in 2020. Proceeds from the issuance of Term Loan due 2020 were $773.1 million and deferred financing costs paid related to the issuance of the new senior secured credit facility were $9.1 million, during the nine months ended September 30, 2013. We repurchased the principal balance on both our Term Loan due 2016 of $464.1 million and our Term Loan due 2018 of $296.3 million during the nine months ended September 30, 2013. See Note 12—Corporate Borrowings of the Notes to the unaudited Consolidated Financial Statements included elsewhere in this prospectus for further information.

        During the Predecessor period of December 30, 2011 through August 30, 2012, proceeds from the issuance of Term Loan due 2018 were $297.0 million and deferred financing costs paid related to the Senior Secured Credit Facility were $7.7 million. We repaid the remaining principal balance due on our Term Loan due 2013 of $140.7 million and made payments to repurchase our Notes due 2014 of $300.0 million during the period December 30, 2011 through August 30, 2012.

        Cash flows provided by (used in) financing activities, as reflected in the Consolidated Statement of Cash Flows, were $(26.8) million, $98.5 million and $(327.3) million during the nine months ended September 30, 2013, the period August 31, 2012 through September 27, 2012, and the period December 30, 2011 through August 30, 2012, respectively. Financing activities for the current period consist of repayments of the Term Loan due 2016 and Term Loan due 2018, payments related the Term Loan due 2020, and capital and financial lease obligations.

        During the period December 30, 2011 through August 30, 2012, proceeds from the issuance of Term Loans due 2018 were $297.0 million. We repaid $140.7 million on the Term Loan due 2013 and repurchased $300.0 million of our Notes due 2014.

        During the period from March 30, 2012 through August 30, 2012, we made principal payments of $191.0 million related to our Notes due 2014. During the period from inception August 31, 2012 through December 31, 2012, we received $100.0 million in additional capital contributions from Wanda subsequent to the Merger.

        During the year ended March 29, 2012, proceeds from the issuance of Term Loans due 2018 were $297.0 million and deferred financing costs paid related to the issuance of the Term Loans due 2018 were $5.2 million.

        During the year ended March 29, 2012, we redeemed the Parent Term Loan due 2012 of approximately $159.4 million, repaid the remaining principal balance due on our Term Loans due 2013 of $140.7 million and made payments to repurchase our Notes due 2014 of $109.0 million.

        Proceeds from the issuance of the Notes due 2020 were $600.0 million and deferred financing costs paid related to the issuance of the Notes due 2020 were $12.7 million during the year ended March 31, 2011. In addition, deferred financing costs paid related to the senior secured credit facility were $1.9 million.

        During the year ended March 31, 2011, AMCE made principal payments of $325.0 million to repurchase its Notes due 2016. In addition, AMCE made payments for tender offer and consent consideration of $5.8 million for its Notes due 2016. During the year ended March 31, 2011, we made payments of $240.8 million to redeem our Discount Notes due 2014, of which $169.9 million was classified as a financing activity and $70.9 million was classified as operating activity because it was attributable to amounts historically accrued through interest expense as part of operating activities related to original issue discount.

        During fiscal 2012, AMCE used cash on hand to make dividend distributions to Parent in an aggregate amount of $109.6 million. Parent used the available funds to pay corporate overhead expenses incurred in the ordinary course of business and, on January 25, 2012, to redeem its Term Loan Facility due June 2012, plus accrued and unpaid interest. During fiscal 2011, AMCE used cash on hand to pay four dividend distributions to Parent in an aggregate amount of $278.3 million. Parent used the available funds to make cash payments to extinguish the Discount Notes due 2014 and the related cash interest payments and to pay corporate overhead expenses incurred in the ordinary course of business and to pay a dividend to Parent.

        Each indenture relating to our notes (Notes due 2019 and Notes due 2020) allows us to incur specified permitted indebtedness (as defined therein) without restriction. Each indenture also allows us to incur any amount of additional debt as long as we can satisfy the coverage ratio of each indenture, after giving effect to the event on a pro forma basis. Under the indenture for the Notes due 2019 (our more restrictive indenture), we could borrow approximately $1,350.0 million (assuming an interest rate of 6.50% per annum on the additional indebtedness) in addition to specified permitted indebtedness at September 30, 2013. If we cannot satisfy the coverage ratios of the indentures, generally we can borrow an additional amount under the new senior secured credit facility.

        As of September 30, 2013, we were in compliance with all financial covenants relating to the senior secured credit facility, the Notes due 2019, and the Notes due 2020.

Contractual Obligations

        Pro Forma.    Minimum annual cash payments required under existing capital and financing lease obligations, maturities of corporate borrowings, future minimum rental payments under existing operating leases, furniture, fixtures, and equipment and leasehold purchase provisions, and pension funding that have initial or remaining non-cancelable terms in excess of one year as of December 31,

2012 on a pro forma basis to give effect to the Term Loan due 2020 as if it were consummated on December 31, 2012 are as follows:

(In thousands) Calendar Year	Minimum Capital and Financing Lease Payments	Principal Amount of Corporate Borrowings(1)	Interest Payments on Corporate Borrowings(2)	Minimum Operating Lease Payments	Acquisitions and Capital Related Betterments(3)	Pension Funding(4)	Pro Forma Total Commitments
2013	$16,750	$7,750	$138,023	$397,631	$40,303	$2,469	$602,926
2014	16,839	7,750	137,752	408,209	—	—	570,550
2015	16,972	7,750	137,481	399,584	—	—	561,787
2016	16,983	7,750	137,210	382,745	—	—	544,688
2017	16,998	7,750	136,938	361,082	—	—	522,768
Thereafter	113,860	1,936,250	308,841	1,661,501	—	—	4,020,452

Total	$198,402	$1,975,000	$996,245	$3,610,752	$40,303	$2,469	$6,823,171

(1)
For pro forma purposes, the financing for the Term Loan due 2020 was assumed to have been consummated as of December 31, 2012. Amounts represent the cash requirements for the payment of principal on corporate borrowings. Total amount does not equal carrying amount due to unamortized premiums and discounts.

(2)
Interest expense on the Term Loan due 2020 was estimated at 3.50% based upon the interest rate in effect as of December 31, 2012.

(3)
Includes committed capital expenditures, investments, and betterments to our circuit. Does not include planned, but non-committed capital expenditures.

(4)
We fund our pension plan such that the plan is in compliance with the Employee Retirement Income Security Act ("ERISA") and the plan is not considered "at risk" as defined by ERISA guidelines. The plan has been frozen effective December 31, 2006. The retiree health plan is not funded.

        Historical.    Minimum annual cash payments required under existing capital and financing lease obligations, maturities of corporate borrowings, future minimum rental payments under existing operating leases, furniture, fixtures, and equipment and leasehold purchase provisions, and pension funding that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2012 are as follows:

(In thousands) Fiscal Year	Minimum Capital and Financing Lease Payments	Principal Amount of Corporate Borrowings(1)	Interest Payments on Corporate Borrowings(2)	Minimum Operating Lease Payments	Capital Related Betterments(3)	Pension Funding(4)	Total Commitments
2013	$16,750	$8,004	$144,751	$397,631	$40,303	$2,469	$609,908
2014	16,839	8,004	144,396	408,209	—	—	577,448
2015	16,972	8,004	144,041	399,584	—	—	568,601
2016	16,983	453,328	142,895	382,745	—	—	995,951
2017	16,998	3,000	124,484	361,082	—	—	505,564
Thereafter	113,860	1,481,999	252,445	1,661,501	—	—	3,509,805

Total	$198,402	$1,962,339	$953,012	$3,610,752	$40,303	$2,469	$6,767,277

(1)
Represents cash requirements for the payment of principal on corporate borrowings. Total amount does not equal carrying amount due to unamortized premiums.

(2)
Interest expense on the term loan portion of our senior secured credit facility was estimated at 4.25% for the Term Loan due 2016 and 4.75% for the Term Loan due 2018 based upon the interest rate in effect as of December 31, 2012.

(3)
Includes committed capital expenditures, investments, and betterments to our circuit. Does not include planned, but non-committed capital expenditures.

(4)
We fund our pension plan such that the plan is in compliance with ERISA and the plan is not considered "at risk" as defined by ERISA guidelines. The plan has been frozen effective December 31, 2006. The retiree health plan is not funded.

        As discussed in Note 11—Income Taxes of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus, we adopted accounting for uncertainty in income taxes per the guidance in ASC 740, Income Taxes, ("ASC 740"). As of December 31, 2012, our recorded obligation for unrecognized benefits is $24.0 million. There are currently unrecognized tax benefits which we anticipate will be resolved in the next 12 months; however, we are unable at this time to estimate what the impact on our effective tax rate will be. Any amounts related to these items are not included in the table above.

Investment in NCM

        We hold an investment of 15.44% in NCM accounted for following the equity method as of September 30, 2013. The fair market value of these units is approximately $359.3 million as of September 30, 2013, based upon the closing price of NCM, Inc. common stock of $18.86 per share. Because we have little tax basis in these units, the sale of all these units at September 30, 2013 would require us to report taxable income of approximately $491.4 million including distributions received from NCM LLC that were previously deferred. Our investment in NCM LLC is a source of liquidity for us and we expect that any sales we may make of NCM LLC units would be made in such a manner to most efficiently manage any related tax liability. We have available net operating loss carryforwards which could reduce any related tax liability.

Impact of Inflation

        Historically, the principal impact of inflation and changing prices upon us has been to increase the costs of the construction of new theatres, the purchase of theatre equipment, rent and the utility and labor costs incurred in connection with continuing theatre operations. Film exhibition costs, our largest cost of operations, are customarily paid as a percentage of admissions revenues and hence, while the film exhibition costs may increase on an absolute basis, the percentage of admissions revenues represented by such expense is not directly affected by inflation. Except as set forth above, inflation and changing prices have not had a significant impact on our total revenues and results of operations.

New Accounting Pronouncements

        See Note 1—The Company and Significant Accounting Policies of the Notes to Consolidated Financial Statements included elsewhere in this prospectus for information regarding recently issued accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to various market risks.

        Market risk on variable-rate financial instruments.    At September 30, 2013, AMCE maintained a senior secured credit facility comprised of a $150.0 million revolving credit facility and a $775.0 million Senior Secured Term Loan due 2020. The senior secured credit facility permits borrowings at a rate equal to an applicable margin plus, at our option, either a base rate or LIBOR, with a minimum base rate of 1.75% and a minimum rate for LIBOR borrowings of 0.75%. The rate in effect at September 30, 2013 for the outstanding Senior Secured Term Loan due 2020 was a LIBOR-based rate and was 3.50% per annum. See Note 12—Corporate Borrowings of the Notes to the unaudited Consolidated Financial Statements included elsewhere in this prospectus for additional information. Increases in market interest rates would cause interest expense to increase and earnings before income taxes to decrease. The change in interest expense and earnings before income taxes would be dependent upon the weighted average outstanding borrowings during the reporting period following an increase in market interest rates. AMCE had no borrowings on our revolving credit facility as of September 30, 2013 and had an aggregate principal balance of $771.1 million outstanding under the Senior Secured Term Loan due 2020 on September 30, 2013. A 100 basis point change in market interest rates would have increased or decreased interest expense on the senior secured credit facility by $5.8 million during the nine months ended September 30, 2013 and $5.9 million during the Transition Period ended December 31, 2012.

        Market risk on fixed-rate financial instruments.    Included in long-term corporate borrowings are principal amounts of $600.0 million of our Notes due 2019 and $600.0 million of our Notes due 2020. Increases in market interest rates would generally cause a decrease in the fair value of the Notes due 2019 and Notes due 2020 and a decrease in market interest rates would generally cause an increase in fair value of the Notes due 2019 and Notes due 2020.

BUSINESS

        We are one of the world's largest theatrical exhibition companies and an industry leader in innovation and operational excellence. We introduced Multiplex theatres in the 1960s and the North American stadium-seated Megaplex theatre format in the 1990s. Our field operations teams win recognition from national organizations like the Motion Picture Association of America and local groups in "Best of" competitions, while maintaining greater than 50% top-box customer satisfaction and industry leading theatre productivity metrics.

        As of September 30, 2013, we owned, operated or held interests in 343 theatres with a total of 4,950 screens primarily in North America. Our theatres are predominantly located in major metropolitan markets, which we believe give our circuit a unique profile and offer strategic and operational advantages. 40% of the U.S. population lives within 10 miles of one of our theatres. Our top five markets, in each of which we hold the #1 or #2 share position, are New York (42% share), Los Angeles (27%), Chicago (44%), Philadelphia (29%) and Dallas (28%). For the twelve months ended September 30, 2013, these five metro markets comprised 40% of our revenues and 38% of our attendance. Additionally we hold the #2 position by market share in the next five largest markets (San Francisco, Boston, Atlanta, Washington, D.C. and Houston). Strategically, these markets and our theatres in them are diverse, operationally complex, and, in many cases, for established locations, the scarcity of new theatre opportunities creates a significant competitive advantage against newcomers or alternative entertainment options.

        Across our entire circuit, approximately 200 million customers visited our theatres during calendar year 2012 and during the twelve months ended September 30, 2013. For the nine months ended September 30, 2013, we had total revenues of approximately $2.0 billion; Adjusted EBITDA of $335.2 million, and earnings from continuing operations of $80.5 million, and for the twelve months ended September 30, 2013, we generated total revenues of $2.7 billion, Adjusted EBITDA of $450.0 million and earnings from continuing operations of $81.6 million. According to publicly available information for our peers, during the calendar year ended December 31, 2012, our circuit led in revenues per head ($13.56), average ticket price ($9.04) and food and beverage per head ($3.92). For the same period, our attendance per screen (41,900) and admissions gross profit per screen ($179,000) were among the highest of our peers. In the last two years ended September 30, 2013, we have deployed a total of $182.2 million in growth-oriented capital, including $21.2 million contributed by landlords, into our circuit and infrastructure to help generate those results. We believe that it is the quality of our theatre locations and our customer-focused innovation that continue to drive improved productivity per location (which we measure as increases in attendance per location and/or food and beverage revenues per customer), return on investment and shareholder value.

        We believe that our size, reputation, financial performance, history of innovation, strong major market presence and highly productive theatre circuit position us well for the future. A future where, after more than nine decades of business models driven by quantity of theatres, screens and seats, we believe the quality of the movie going experience will determine long term, sustainable success. We are improving the quality of the movie-going experience in ways that extend stay and capture a greater proportion of total movie-going spending in order to maximize the economic potential of each customer visit, create sustainable growth and deliver shareholder value.

        Our intention is to capitalize on this pivot towards quality by leveraging our extensive experience in best-in-class theatre operations, combined with the next wave of innovations in movie-going. We plan to continue investing in our theatres and upgrading the consumer experience to take greater advantage of incremental revenue-generating opportunities, primarily through an array of improved and differentiated customer experiences in (1) more comfort & convenience; (2) food & beverage; (3) engagement & loyalty; (4) sight & sound and (5) targeted programming.

        For the nine months ended September 30, 2013, the period August 31, 2012 through December 31, 2012, the period March 30, 2012 through August 30, 2012, and the fiscal years ended March 29, 2012 and March 31, 2011, we generated revenues of approximately $2.0 billion, $0.8 billion, $1.2 billion, $2.5 billion, and $2.4 billion, respectively, Adjusted EBITDA (as defined on page 18) of $335.2 million, $104.4 million, $222.8 million, $370.1 million, and $315.8 million, respectively, and earnings (loss) from continuing operations of $80.5 million, $(36.5) million, $55.0 million, $(90.5) million, and $(171.2) million, respectively.

        The following table provides detail with respect to digital delivery, 3D enabled projection, large screen formats, such as IMAX and our proprietary ETX, and deployment of our enhanced food and beverage offerings as deployed throughout our circuit on September 30, 2013 and total planned deployments by December 31, 2013.

Format	Theatres	Screens	Planned Deployed Screens 2013
Digital	333	4,835	4,892
3D enabled (including ETX)	333	2,234	2,388
IMAX (3D enabled)	136	136	143
ETX (3D enabled)	15	15	17
Dine-in theatres	11	182	198
Premium seating	28	327	428

        The following table provides detail with respect to the geographic location of our Theatrical Exhibition circuit as of September 30, 2013:

Theatrical Exhibition	Theatres(1)	Screens(1)
California	44	656
Illinois	39	478
Texas	21	394
Florida	21	380
New Jersey	21	282
New York	24	266
Indiana	21	258
Michigan	9	178
Georgia	11	167
Arizona	9	160
Colorado	12	154
Washington	11	137
Pennsylvania	10	126
Ohio	8	122
Missouri	9	119
Massachusetts	8	119
Maryland	10	113
Virginia	7	113
Louisiana	7	99
Minnesota	6	96
North Carolina	4	77
Oklahoma	4	70
Wisconsin	4	63
Kansas	2	48
Nebraska	2	38
Connecticut	2	36
Iowa	2	31
District of Columbia	4	28
Nevada	2	28
Kentucky	1	20
Alabama	1	16
Arkansas	1	16
South Carolina	1	14
Utah	1	6
Canada	1	13
China (Hong Kong)(2)	2	13
United Kingdom	1	16

Total Theatrical Exhibition	343	4,950

(1)
Included in the above table are 7 theatres and 90 screens that we manage or in which we have a partial interest. We manage 3 theatres where we receive a fee from the owner and where we do not own any economic interest in the theatre. We manage and own 50% economic interests in 2 theatres accounted for following the equity method and own a 50% economic interest in 1 IMAX screen accounted for following the equity method.

(2)
In Hong Kong, we maintain a partial interest represented by a license agreement for use of our trademark.

        We were founded in 1920 and since then have pioneered many of the theatrical exhibition industry's most important innovations, including the multiplex theatre format in the early 1960s and the North American megaplex theatre format in the mid-1990s. In addition, we have acquired some of the most respected companies in the theatrical exhibition industry, including Loews, General Cinema and Kerasotes. In December 2012, we acquired a total of ten theatres from Rave Reviews Cinemas, LLC and Rave Digital Media, LLC. Our historic growth has been driven by a combination of organic growth and acquisition strategies, in addition to strategic alliances and partnerships that highlight our ability to capture innovation and value beyond the traditional exhibition space. For example:

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  In March 2011, we announced the launch of an innovative distribution company called Open Road Films along with another major theatrical exhibition chain. Open Road Films is a dynamic acquisition-based domestic theatrical distribution company that concentrates on wide-release movies. Their first film, Killer Elite, was released in September 2011. Subsequent releases through September 30, 2013 include The Grey, Silent House, Hit and Run, End of Watch, Silent Hill: Revelation, A Haunted House, Side Effects, the Host and Jobs;

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  In October 2011, we entered into an agreement with Union Square Events (a division of Union Square Hospitality Group) to develop service concepts, menu offerings, recipes and throughput processes for our Enhanced Food and Beverage strategic initiative. In addition to expanding menu options, this collaborative arrangement conceived our emerging concept, DIT Express. DIT Express emphasizes freshness, speed and convenience. Customers place their orders at a central station and the order is delivered to our customer at their reserved seat. We believe DIT Express will become an important part of our food and beverage offerings.

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  In March 2005, we formed a joint venture with one of the major theatrical exhibition chains which combined our respective cinema screen advertising businesses into a company called NCM and in July 2005, another of the major theatrical exhibition chains joined NCM as one of the founding members. As of September 30, 2013, we owned 19,052,770 common units in NCM, or a 15.44% ownership interest in NCM. All of our NCM membership units are redeemable for, at the option of NCM, cash or shares of common stock of NCM, Inc. on a share-for-share basis. The estimated fair market value of our units in NCM was approximately $359.3 million based on the closing price per share of NCM, Inc. on September 30, 2013 of $18.86 per share, see Note 7—Investments to the audited Consolidated Financial Statements included elsewhere in this prospectus. NCM operates an in-theatre digital network in the United States. The digital network consists of projectors used to display advertising and other non-film events. NCM's primary activities that impact our theatres include:

  •
  advertising through its branded "First Look" pre-feature entertainment program, lobby promotions and displays,

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  live and pre-recorded concerts, sporting events and other non-film entertainment programming.

    We believe that the reach, scope and digital delivery capability of NCM's network provides an effective platform for national, regional and local advertisers to reach an engaged audience. We receive a monthly theatre access fee for participation in the NCM network. In addition, we are entitled to receive mandatory quarterly distributions of excess cash from NCM.

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  We hold a 29% interest in DCIP, a joint venture charged with implementing digital cinema in the Company's theatres. During fiscal 2010, DCIP completed its formation and $660.0 million funding to facilitate the financing and deployment of digital technology in our theatres. During March of 2011, DCIP completed additional financing of $220.0 million, which has allowed us to substantially complete our planned digital deployments. Future digital cinema developments will be managed by DCIP, subject to certain approvals

        Consistent with our history and culture of innovation, we believe we have pioneered a new way of thinking about theatrical exhibition: as a consumer entertainment provider. This vision, which introduces a strategic and marketing overlay to traditional theatrical exhibition, has been instrumental in driving and redirecting our future strategy.

        The following table sets forth our historical information, on a continuing operations basis, concerning new builds (including expansions), acquisitions and dispositions and end-of-period operated theatres and screens through September 30, 2013:

	New Builds		Acquisitions		Closures/Dispositions		Total Theatres
Fiscal Year	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens
2007	7	107	2	32	26	243	311	4,524
2008	8	112	—	—	18	196	301	4,440
2009	6	83	—	—	8	77	299	4,446
2010	1	6	—	—	11	105	289	4,347
2011	4	55	95	960	36	400	352	4,962
2012	2	26	—	—	16	120	338	4,868
Transition period ended December 31, 2012	1	35	11	166	6	81	344	4,988
2013 through September 30, 2013	—	—	3	25	4	63	343	4,950

	29	424	111	1,183	125	1,285

        We have created and invested in a number of allied businesses and strategic initiatives that have created differentiated viewing formats and experiences, greater variety in food and beverage options and value appreciation for our company. We believe these initiatives will continue to generate incremental value for our company in the future. For example:

  •
  To complement our deployment of digital technology, in 2006 we partnered with RealD to install their 3D enabled systems in our theatres. As of September 30, 2013, we had 2,234 RealD screens, including 15 ETX screens. Additionally, we have 136 IMAX screens that are 3D enabled. During the nine months ended September 30, 2013, 3D films licensed by us in the U.S. have generated approximately 40% greater admissions revenue per person than the standard 2D versions of the same film, or approximately $3.32 additional revenue per ticket.

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  We are the world's largest IMAX exhibitor with 136 screens (all 3D-enabled) as of September 30, 2013. With a 44% market share in the United States (as of September 30, 2013), our IMAX screen count is nearly twice the screen count of the second largest U.S. IMAX exhibitor. During June 2010, we announced an expansion of our IMAX relationship. Under this expanded agreement, we expect to increase our IMAX screen count to 141 by the end of calendar year 2013.

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  During fiscal 2010, we introduced our proprietary large-screen digital format, ETX, and as of September 30, 2013 we operated at 15 locations. ETX features wall-to-wall screens that are 20% larger than traditional screens, a custom sound system that is three times more powerful than a traditional auditorium, and 3D-enabled digital projection with twice the clarity of high definition. We charge a premium price for the ETX experience, which for the nine months ended September 30, 2013 produced approximately 61% greater admissions revenue than standard 2D versions of the same movie, or approximately $5.23 additional revenue per ticket.

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  Our tickets are currently on sale over the Internet at Fandango®. During calendar year 2012, our Internet ticketing services sold approximately 17.2 million tickets for us. We believe there is additional upside in our future Internet ticketing service alliances which would provide consumers with mobile ticketing applications and integration with our digital marketing programs.

Our Strategy: The Customer Experience Leader

        Through most of its history, movie-going has been defined by product—the movies themselves. Yet, long term significant, sustainable changes in the economics of the business and attendance patterns have been driven by improvements to the movie-going experience, not the temporary ebb and flow of product. The introduction of Multi- and then Megaplexes, with their then-modern amenities and stadium seats, for example, changed the landscape of the industry.

        We believe the industry is in the early stages of once again significantly upgrading the movie-going experience, and this shift towards quality presents opportunities to those who are positioned to capitalize on it. As is our custom, we intend to be a leader in this change, with consumer-focused innovations that improve productivity, maximize revenue-generation per customer visit and, in turn, drive, shareholder value.

        Our strategic objective is then very straightforward: we intend to be the customer experience leader. We aim to maintain and increase our leadership position and competitive advantage through the following five tightly defined strategies:

        1) More Comfort & Convenience—We believe that in an era of jam-packed, busy schedules and stressful lives, movie-going more than ever represents an easy, familiar escape. Against that reality, we believe that maximizing comfort and convenience for our customers will be increasingly necessary to maintain and improve customer relevance.

        Three specific initiatives help us deliver more comfort and convenience to our customers. The most impactful so far, as measured by improved customer satisfaction, economic and financial metrics, is recliner re-seats. Along with these physical plant transformations, open-source internet ticketing and reserved seating help us shape and adapt our circuit to meet and exceed our customers' expectations.

        Recliner re-seats are the key feature of full theatre renovations. These exhaustive theatre renovations involve stripping theatres to their basic structure in order to replace finishes throughout, upgrade the sight and sound experience, install modernized points of sale and, most importantly, replace traditional theatre seats with plush, electric recliners that allow customers to deploy a leg rest and fully recline—at the push of a button. The renovation process typically involves losing 66% seating capacity. In the process of doing a re-seat, where three rows of seats may have existed in the past, only one will exist now and as the recliners are typically six to ten inches wider than a conventional seat, more seats are lost. For an industry historically focused on quantity, this reduction in seating capacity could be viewed as counter-intuitive and harmful to revenues. However, the quality improvement in the customer experience is driving, on average, an 91% increase in attendance at these locations. Our customers have responded favorably to the significant personal space gains from ample row depths, ability to recline or stretch their legs, extra-wide pillowed chaise and oversized armrests. Starting with one 12-screen theatre a little over two years ago, as of September 30, 2013 we now feature recliners re-seats in 28 theatres or 327 screens with another 7 theatres or 65 screens under construction. Cash-on-cash returns for the five locations opened prior to October 1, 2012 have averaged over 100% and total revenues at these locations have increased by approximately 111%. We believe that approximately 1/4 of our circuit's re-seat potential has been addressed, leaving us with approximately 1,600 addressable screens to go in approximately 100 locations. Thus far, we have implemented only modest ticket pricing increases at these re-seated theatres, and we believe there is unrealized revenue potential at these theatres as we rebalance the supply-demand relationship created by added comfort from re-seats and our customers' willingness to pay for this improved experience. Over the next five years we intend to invest approximately $600 million in recliner re-seat conversions.

        Rebalancing of the new supply-demand relationship created by recliner re-seats presents us two further opportunities to improve customer convenience and maximize operating results: open-source internet ticketing and reserved seating.

        Open-source internet ticketing makes all our seats (almost 950,000) in all our theatres and auditoriums for all our showtimes (approximately 22,000 per day), as available as possible, on as many websites as possible. This is a significant departure from the prior ten-year practice, when tickets to any one of our buildings were only available on one website. In the two years since we exercised our right to end exclusive contracts, internet tickets sold as a percentage of total tickets sold has increased significantly from approximately 5.5% to 8.5%. We believe increased online access is important because it captures customers' purchase intent more immediately and directly than if we had to wait until they showed up at the theatre box office to make a purchase. Once our customers buy a ticket, they are less likely to change their mind. Carefully monitoring internet pre-sales also lets us adjust capacity in real time, moving movies that are poised to overperform to larger capacity or more auditoriums, thereby maximizing yield.

        Reserved seating, now fully implemented in 50 of our busiest theatres, allows our customers to choose a specific seat in advance of the movie. We believe that knowing there is a specifically chosen seat waiting for a show that promises to be a sellout is comforting to our customers, and removes anxiety around the experience. We believe reserved seating will become increasingly prevalent to the point of being a pre-requisite in the medium-term future.

        We believe the comfort and personal space gains from recliner re-seats, coupled with the immediacy of demand captured from open-source internet ticketing and the anxiety removal of reserved seating make a powerful economic combination for us that none of our peer set is exploiting as aggressively as we are.

        2) Enhanced Food & Beverage—Popcorn and soft drinks are as integral a part of the movie-going experience as the movies themselves. Yet, approximately one third of our 200 million annual customers do not purchase food or a beverage. At AMC, our food and beverage program is designed to address this opportunity. In order to increase the percentage of customers purchasing food and beverage as well as increase sales per patron, we have developed food and beverage concepts that expand selection and service offerings. These concepts range from the simple and traditional (Food & Beverage Kiosks), to a broader range of post-pay shopping (Marketplace and Marketplace Express) to liquor (MacGuffins) to the vastly innovative and complex (Dine-In Theatres). This array of concepts, progressively more innovative and capital intensive, creates further service and selection across a range of theatre types and attendance levels and allows us to satisfy more customers and more, different customer needs and generate additional revenues.

  •
  The most broadly deployed concept is Food & Beverage Kiosks, which supplements the traditional menu with made-to-order hot foods (i.e. chicken fingers, mozzarella sticks, single serve pizzas), made-to-order beverages (espresso drinks, smoothies), better-for-you products and an expanded range of candies and frozen novelty treats. Food & Beverage Kiosks capitalizes on food and beverage trends our customers have adopted in other quick-eat venues. To date, we have implemented 80 Food & Beverage Kiosks where we enjoy average, incremental food & beverage per head (FBPH) of $0.04 and cash-on-cash returns for the 58 locations deployed prior to October 1, 2012 have averaged approximately 37%, and we have 30 new locations in the pipeline over the next 12 months.

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  At the next level, and designed for higher volume theatres, Marketplace vastly expands menu offerings as well as delivers a more customer engaging, post-pay shopping experience. Today we operate these flexible, highly popular concepts across a wide range of asset types and attendance levels. In addition to the expanded offerings found in Food & Beverage Kiosks, Marketplaces also feature grab-and-go and self-serve food and beverages, including Coke Freestyle®, which puts our customers in charge with over 120 drink flavor options in a compact footprint. AMC's operational excellence and history of innovation allowed us first-mover advantage on this new technology, which today is deployed in 47 of our theatres and we anticipate will be in all of our circuit by mid-2015. We find that when customers are allowed to browse and choose, overall satisfaction goes up and they spend more. Our FBPH metrics improve on average $0.12 when a Marketplace is added to a theatre. We now operate 14 Marketplaces with plans to install as many as 12 more over the next 5 years, as our next generation food & beverage format.

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  Deployed alone or alongside our other food and beverage concepts are our MacGuffins Bar & Lounges, which give us a fresh opportunity to engage our over-21 customers. We believe that few innovations have won over the adult movie goer more decisively than our full service bars featuring premium beers, wines and liquors. Extremely versatile in design with a significant impact on theatre economics, MacGuffins are our fastest growing idea in the enhanced food and beverage space. As of September 30, 2013, we have deployed 45 MacGuffins, and with their impressive average, incremental FBPH of $0.30, we are moving quickly to install an additional 23 within twelve months and believe the concept will be successful in an additional 75-100 theatres thereafter, especially when we consider our recent success with alcohol licensing in California and the potential to enter the New York market in 2014. The capital investment for a standalone MacGuffins is approximately $150,000. MacGuffins have delivered average cash-on-cash returns for the twelve locations deployed prior to October 1, 2012 of over 100%. Due to our success in operating MacGuffins, we believe we can leverage our substantial experience when it comes to permitting, installing and commissioning these improvements.

  •
  At the top of the scale are our Dine-In Theatres. Dine-In Theatres are full restaurant operations, giving our customers the ultimate dinner-and-a-movie experience all at a single seat. Compressing by almost half what would otherwise be a four or five hour, multi-destination experience, young people and adults alike are afforded a huge convenience, which puts the idea of going to a movie much more in play. We currently operate 11 Dine-In Theatres in any combination of two formats: Cinema Suites, with a full chef-inspired menu and seat-side service in plush, mechanical recliners and Fork and Screens, with a casual menu in a more family-friendly atmosphere. Cash-on-cash returns for the eight locations deployed prior to October 1, 2012 averaged 11% in their first full year of operations. These increases in cash-on-cash returns were driven primarily by an increase in FBPH of $4.83. At our eight locations that were open prior to October 1, 2011, FBPH grew by 172% and revenues grew by 79% producing cash-on-cash returns of 40% in the second full year of operations as consumer awareness increased. Today, Dine-In Theatres represent 3% of our total theatres but generated 9% of our circuit-wide food and beverage revenues. We expect that Dine-In Theatres and recliner re-seats will be deployed in approximately 17% of our theatres by the end of 2013. We plan to open 20 more Dine-In Theatres in the next 5 years.

    Building on the success of our full-service Dine-In Theatres, we are under construction with an emerging concept, DIT Express. DIT Express emphasizes freshness, speed and convenience. Customers place their orders at a central station and the order is delivered to our customers at their reserved seat. DIT Express was developed in conjunction with Union Square Events (a division of Union Square Hospitality Group). Like our other food and beverage concepts, we believe that DIT Express will become an important part of our toolkit.

        In this most important area of profitability for any exhibition circuit, we believe that our ability to innovate concepts, adapt those concepts to specific buildings and generate incremental revenue differentiates us from our peers and provides us with a competitive advantage. This is in part due to our core geographic markets' larger, more diverse and more affluent customer base; in part due to our management team's demonstrated and extensive experience in food, beverages and hospitality; and in part due to our three-plus year head start in this difficult to execute space.

        We believe significant financial opportunities exist as we have a substantial pipeline of investments to take advantage of incremental attendance-generating and revenue-generating prospects by deploying building-by-building solutions from a proprietary menu of proven, customer-approved food and beverage concepts. To date, although most of our buildings have had at least one of the above eight concepts installed, less than 1/4th of our screens have been benefitted from the much higher yielding Marketplaces, MacGuffins and Dine-In Theatres.

        3) Greater Engagement & Loyalty—We believe that in the theatrical exhibition business, as in all consumer-oriented businesses, engagement and loyalty are the hallmarks of winning organizations.

        Our brand is the most recognizable in the business, with over 80% awareness in the United States according to an Ipsos Omnibus survey completed July 2013—far above any competitor. We build on that strength by seeking engagement and loyalty from our customers in four measurable, specific and inter-related ways. At the top of the pyramid is AMC Stubs®, the industry's most sophisticated loyalty program. At the base of the pyramid are our mobile apps, website (www.amctheatres.com) and social media outreach, which combined seek to drive engagement to levels unprecedented in the movie exhibition industry. We believe there is incremental attendance potential to be gained from avid movie-goers who generate a disproportionate share of industry revenues and who state that the quality of the movie-going experience directly influences their movie-going habits.

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  AMC Stubs® is the industry's first program of its kind. Fee-based (consumers pay $12/year to belong), it rewards loyalists with in-theatre value ($10 for every $100 spent) instead of hard to track "points". The program is fully automated and user-friendly from a customer perspective. As of September 2013 we had 2.5 million member households, which represent approximately 20% of our total weekly box office revenues. Transaction data from this loyal customer base are mined for consumer insights that are used to develop targeted, relevant customer offers, leading to increased attendance and sales. The program increases switching costs (the negative monetary (annual fee) and psychological (lost reward potential) costs associated with choosing a competitive theatre exhibitor) especially for those patrons located near competitors' theatres. We believe that increased switching costs dissuade customers from choosing a competitor's theatre and lead to higher loyalty.

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  Our www.amctheatres.com state-of-the-art website, leverages adaptive technology that optimizes the users' experience regardless of platform (phone, tablet, laptop, etc.) and has nearly 9 million visits per month, with peak months over 12 million, generating up to almost 300 million page visits per year. The website generates ticket sales and higher conversion rates by simplifying customers' purchasing decision and process.

  •
  The AMC mobile apps, available for iOS, Android and Windows devices have been downloaded nearly 2.1  million times since launch, generating almost a half million sessions per week. This convenient way to purchase tickets also features Enhanced Maps, which allows customers to browse for their nearest AMC theatre or favorite AMC theatre amenity, and My AMC, which allows customers to generate a personalized movie queue of coming releases.

  •
  On the social media front, our Facebook 'Likes', recently at 4 million and growing, are more than all our peer competitors counts combined. We are similarly engaged on Twitter (over 215,000 followers), Pinterest, Instagram and YouTube. Our participation in these social networks keeps movie-going top of mind and allows targeted campaigns and offers with clear 'calls to action' that generate incremental attendance and incremental revenues per patron.

        The competitive advantage in greater customer engagement and loyalty includes the ability to use market intelligence to better anticipate customers' needs and desires and to capture incremental share of entertainment dollars and time. Observing actual (not self-reported or aspirational) behaviors through AMC Stubs® is an asset leveraged by AMC, its suppliers and partners.

        4) Premium Sight & Sound—At its core, our business is a visual and aural medium. The quality of projection and sound is therefore mission critical, and has improved significantly with the advent of digital systems. Today, our conversion to these digital systems is substantially complete and 4,835 or 98% of our screens employ state-of-the-art Sony 4K or similar digital projectors. Importantly, the digital conversions enabled 3D exhibition, and today 2,370 screens (48% of total) are so enabled. We have at least one 3D enabled screen in 98% of our locations.

        In sight and sound, we believe that size is critical in our customers' decision-making. Consistent with this belief, we are the world's largest IMAX exhibitor, with 136 screens, all 3D-enabled, with nearly twice the screen count of our closest competitor and representing a 44% market share in the United States (as of September 30, 2013). In addition, we currently have our own private label large format, marketed as ETX, in 15 locations (also all 3D enabled). Combined, these 151 screens represent only 3% of our total screens and 7% of our total box office revenues, yet on the weekends when big movies open, as much as 19% of our box office flows from them.

        The premium sight and sound experiences—3D, ETX and IMAX—give our customers more options and earn incremental pricing from our customers. On average, pricing premiums currently amount to $4.09 per patron, driving better economics for us and the Hollywood studios while also delivering our audience a superior experience. For context, box office gross profit for patron on premium formats averages 12% more than gross profit per patron for conventional 2D formats. We anticipate increasing our premium large-format screen count by 34 screens.

        Further, we do not expect technology advances to cease. Sound quality, for example, continues to improve, as our recent tests of Dolby ATMOS demonstrate (AMC theatres were among the very few selected for pilot tests). And, laser projection technology, the next level in clarity, brightness and sharpness, is evolving as well. While all of these will require some level of capital investments, the promise of strong customer relevance is significant.

        5) Targeted Programming—The core of our business, historically and now, is Hollywood movies. We play all varieties, from adrenaline-filled action movies to heart-warming family films, laugh out loud comedies and terrifying horror flicks. We play them in 2D, 3D, IMAX, ETX and even closed captioned and sometimes with subtitles. If a movie is commercially available, it is likely to be playing at an AMC theatre today or tonight, because we schedule shows in the morning, afternoon and even at midnight or later, just to make sure it is convenient for our customers.

        Increasingly, we are playing movies and other content originating from more sources. We believe that as diversity grows in the United States, the ability to adapt and target programming for a fragmented audience will grow increasingly critical. We believe this is something we already do very well. As measured by an Insight Strategy Group survey conducted November 2011, approximately 51% of our audience was Latino or African American. Latino families are Hollywood's, and our, best customers. They go to the movies 6.4x per year (56% more than average), and 65% of Latinos live within 20 miles of an AMC theatre. For movies targeted at these diverse audiences, we frequently experience attendance levels greater than our average, national market share. For example, AMC recently captured 28% market share of the 2013 Spanish-titled movie Instructions Not Included. Tyler Perry's latest three films, which are targeted towards African American audiences, have produced industry box office of over $125 million and an average market share for AMC of over 23% during the twelve months ended September 30, 2013. Additionally, during the twelve months ended September 30, 2013, we exhibited 80 Bollywood movies in 31 theatres capturing an above average 30% market share and generating nearly $11 million in box office revenues. Given the population growth patterns from the last US census, we believe that our ability to effectively serve these communities will help strengthen our competitive position.

        Through AMC Independent, we have also reached into the independent (or "indie") production and distribution community. Growing quickly, from its inception three years ago, we played 263 films during the twelve months ended September 30, 2013 from this very creative community, generating $31 million in U.S. box office revenue.

        Open Road, our joint venture with another major exhibitor, is similarly an effort to grow our sources of content and provide access to our screens for content that may not otherwise find its way there.

        We believe AMC is a vital exhibitor for Hollywood studios and for independent distributors because we generate more box office revenue per theatre and provide stronger in-theatre and online promotional exposure for movies. Theatres are a content owner's highest quality revenue stream because every customer pays every time they watch the content. Among all theatres, AMC's venues are the most valuable to content owners. Due to the studios' fixed distribution cost per licensed film, their product is never more productive than at an AMC theatre. When our scale and Wanda's growth are taken into account, AMC is the most efficient and effective partner a content owner has.

Our Competitive Strengths

        We believe we have the following competitive strengths:

        Leading Market Share in Important, Affluent & Diverse Markets—Across the country's three biggest metropolitan markets—New York, Los Angeles and Chicago, representing 20% of the country's total box office—we hold a 36% combined market share. We have theatres located in 24 of the top 25 U.S. markets, holding the #1 or #2 position in 20 of those markets based on box office revenue. On any given weekend, half of the top ten theatres for the #1 opening movie title in the United States are AMC theatres. We believe our strong presence in these top markets makes our theatres highly visible and therefore strategically more important to content providers, who rely on the large audiences and marketing momentum provided by major markets to drive opinion-making and deliver a movie's overall box office results.

        Our customers are concentrated in major metropolitan markets and are generally more affluent and culturally diverse than those in smaller markets. There are inherent complexities in effectively and efficiently serving them. In some of our more densely populated major metropolitan markets, there is also a scarcity of attractive retail real estate opportunities. Taken together, these factors solidify our market share position. Further, our history and strong presence in these markets have created a greater opportunity to introduce our enhanced customer experience concepts and exhibit a broad array of programming and premium formats, all of which we believe drive higher levels of attendance and higher revenues at our theatres.

        Well Located, Highly Productive Theatres—Our theatres are generally located in the top retail centers across the United States. We believe this provides for long-term visability and higher productivity, and is a key element in the success of our Enhanced Food & Beverage and More Comfort & Convenience initiatives. Our location strategy, combined with our strong major market presence and our focus on a superior customer experience, enable us to deliver industry-leading theatre-level productivity. During the twelve months ended September 30, 2013, seven of the ten highest grossing theatres in the United States were AMC theatres. During the same period our average total revenues per theatre were $8.1 million. This per unit productivity is important not only to content providers, but also to developers and landlords, for whom per location and per square foot sales numbers are critical measures. The net effect is a close relationship with the commercial real estate community, which gives us first-look and preferred tenant status on emerging opportunities.

        Selectively Participating in a Consolidating Industry—Throughout the last two decades, AMC has been an active participant in our industry's consolidation. In that span, we have acquired and successfully integrated Loews, General Cinema, Kerasotes and more recently, select operations of Rave Digital Media and Rave Review Cinemas. We intend to remain an active participant in consolidation, and selectively pursue acquisitions where the characteristics of the location, overall market and facilities further enhance the quality of our theatre portfolio.

        Additionally, our focus on improving the customer experience and our strong relationships with landlords and developers have provided opportunities to expand our footprint in existing markets by acquiring competitors' existing theatres at the end of their lease term at little or no cost. We believe that our More Comfort & Convenience and Enhanced Food & Beverage concepts have high appeal to landlords wanting to increase traffic and sales in their retail centers. These "spot acquisitions" have given us the ability to bolster our presence in existing markets at relatively low cost and more quickly (weeks, months) as compared to new builds (months, years).

        Substantial Operating Cash Flow—For the nine months ended September 30, 2013, the period from August 31, 2012 to December 31, 2012, the period from March 30, 2012 through August 30, 2012 and the fiscal year ended March 29, 2012 our net cash provided by operating activities totaled $204.7 million, $73.9 million, $76.4 million and $137.0 million, respectively. We believe that our strategic initiatives, highly productive theatre circuit and continued focus on cost control will enable us to generate sufficient cash flow provided by operating activities to fund the deployment of capital to execute our strategy to grow our revenues, maintain our facilities, service our indebtedness and pay dividends to our stockholders. We expect that our capital expenditures will be approximately $245 million in each of the next three calendar years.

        Experienced and Dynamic Team—Our senior management team, led by Gerardo (Gerry) Lopez, President and Chief Executive Officer, has the expertise that will be required to transform movie-going from a commodity to a differentiated entertainment experience. A dynamic and balanced team of executives combines long-tenured leaders in operations, real estate and finance who contributed to building AMC's hard earned reputation for operations excellence with creative entertainment and restaurant industry executives in marketing, programming and food & beverage who bring to AMC business acumen and experience that support innovation in theatrical exhibition.

        We anticipate that, in connection with this offering we will implement a significant equity based compensation plan that will align management's interests with those of our shareholders.

        In July 2013, AMC relocated its Theatre Support Center to a new, state-of-the-art facility in Leawood, Kansas. With a technology platform that provides for real-time monitoring of AMC screens across the country and a workplace conducive to collaboration and teamwork, AMC's management team has the organization well aligned with its strategy.

        Furthermore, we believe that our people, the nearly 19,000 AMC associates, constitute an essential strength of our Company. They strive to make movie-going experiences at AMC always a treat. Our auditoriums offer clear and bright projection, our food is hot and our drinks are cold. Our doors, lobbies, hallways and bathrooms are clean and we select and train our people to make smiles happen. We create events and want our customers to always feel special at an AMC theatre. This is an experience delivered almost 200 million times a year.

        Over the past three years together, this group has enhanced quality and increased variety at our food & beverage stands, introduced in-theatre dining options in many markets, revitalized over 40 theatres, launched our industry-leading loyalty program, AMC Stubs, and achieved our Company's highest ever ratings for top-box overall customer satisfaction. We feel like this is only the beginning.

        Key Strategic Shareholder—In August 2012, AMC was acquired by the Wanda Group ("Wanda"), one of the largest, privately-held conglomerates in China. In addition to its core business as a prominent developer and owner of commercial real estate, Wanda also owns related businesses in entertainment, hospitality and retail. Wanda is the largest theatre exhibition operator in China through its controlling ownership interest in Wanda Cinema Line. The combined ownership and scale of AMC and Wanda Cinema Line, has enabled us to enhance relationships and obtain better terms from important food & beverage, lighting and theatre supply vendors, and to expand our strategic partnership with IMAX. Wanda and AMC are also working together to offer Hollywood studios and other production companies valuable access to our industry-leading promotion and distribution platforms, with the goal of gaining greater access to content and playing a more important role in the industry going forward. Wanda is controlled by its chairman, Mr. Jianlin Wang.

Film Licensing

        We predominantly license "first-run" motion pictures from distributors owned by major film production companies and from independent distributors. We license films on a film-by-film and theatre-by-theatre basis. We obtain these licenses based on several factors, including number of seats and screens available for a particular picture, revenue potential and the location and condition of our theatres. We pay rental fees on a negotiated basis.

        During the period from 1990 to 2012, the annual number of first-run motion pictures released by distributors in the United States ranged from a low of 370 in 1995 to a high of 677 in 2012, according to the Motion Picture Association of America 2012 Theatrical Market Statistics and prior reports.

        North American film distributors typically establish geographic film licensing zones and generally allocate available films to one theatre within each zone. Film zones generally encompass a radius of three to five miles in metropolitan and suburban markets, depending primarily upon population density. In film zones where we are the sole exhibitor, we obtain film licenses by selecting a film from among those offered and negotiating directly with the distributor. As of September 30, 2013, approximately 93% of our screens in the United States were located in film licensing zones where we are the sole exhibitor.

        Our licenses typically state that rental fees are based on either aggregate terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under an aggregate terms formula, we pay the distributor a specified percentage of box office receipts or pay based on a scale of percentages tied to different amounts of box office gross. The settlement process allows for negotiation based upon how a film actually performs.

        There are several distributors which provide a substantial portion of quality first-run motion pictures to the exhibition industry. These include Paramount Pictures, Twentieth Century Fox, Warner Bros. Distribution, Buena Vista Pictures (Disney), Sony Pictures Releasing, Universal Pictures, and Lionsgate. Films licensed from these distributors accounted for approximately 90% of our U.S. admissions revenues during calendar 2012. Our revenues attributable to individual distributors may vary significantly from year to year depending upon the commercial success of each distributor's motion pictures in any given year. In calendar 2012, no single distributor accounted for more than 18% of our box office admissions.

Food & Beverage

        Food & beverage sales are our second largest source of revenue after box office admissions. Food & beverage items include popcorn, soft drinks, candy, hot dogs, premium food & beverage items, specialty drinks (including premium beers, wine and mixed drinks), healthy choice items and made to order hot foods including menu choices such as curly fries, chicken tenders and mozzarella sticks. Different varieties of food & beverage items are offered at our theatres based on preferences in that particular geographic region. As of September 30, 2013, we have implemented dine-in theatre concepts at 11 locations, which feature full kitchen facilities, seat-side servers and a separate bar and lounge area.

        Our strategy emphasizes prominent and appealing food & beverage counters designed for rapid service and efficiency, including a customer friendly grab and go experience. We design our megaplex theatres to have more food & beverage capacity to make it easier to serve larger numbers of customers. Strategic placement of large food & beverage stands within theatres increases their visibility, aids in reducing the length of lines, allows flexibility to introduce new concepts and improves traffic flow around the food & beverage stands.

        We negotiate prices for our food & beverage products and supplies directly with food & beverage vendors on a national or regional basis to obtain high volume discounts or bulk rates and marketing incentives.

        Our entertainment and dining experience at certain theatres features casual and premium upscale dine-in theatre options as well as bar and lounge areas.

Properties

        The following table sets forth the general character and ownership classification of our theatre circuit, excluding unconsolidated joint ventures and managed theatres, as of September 30, 2013:

Property Holding Classification	Theatres	Screens
Owned	18	169
Leased pursuant to ground leases	6	73
Leased pursuant to building leases	312	4,618

Total	336	4,860

        Our theatre leases generally have initial terms ranging from 15 to 20 years, with options to extend the leases for up to 20 additional years. The leases typically require escalating minimum annual rent payments and additional rent payments based on a percentage of the leased theatre's revenue above a base amount and require us to pay for property taxes, maintenance, insurance and certain other property-related expenses. In some instances, our escalating minimum annual rent payments are contingent upon increases in the consumer price index. In some cases, our rights as tenant are subject and subordinate to the mortgage loans of lenders to our lessors, so that if a mortgage were to be foreclosed, we could lose our lease. Historically, this has never occurred.

        We lease our corporate headquarters in Leawood, Kansas.

        Currently, the majority of the food & beverage, seating and other equipment required for each of our theatres are owned. The majority of our digital projection equipment is leased from DCIP.

Employees

        As of September 30, 2013, we employed approximately 900 full-time and 18,100 part-time employees. Approximately 45% of our U.S. theatre associates were paid the minimum wage.

        Fewer than 2% of our U.S. employees are represented by unions. We believe that our relationships with these unions are satisfactory. We consider our employee relations to be good.

Theatrical Exhibition Industry and Competition

        Movie going is embedded in the American social fabric. For over 100 years people young and old, of all races and socio-economic levels have enjoyed the entertainment that motion pictures offer.

        In the United States, the movie exhibition business is large, stable and mature. While in any given calendar quarter the quantity and quality of movies can drive volatile results, box office revenues have advanced from 2011 to 2012. Calendar year 2012 was, in fact, the industry's best ever, with box office revenues of $10.8 billion, (6.5% growth over 2011) and with over 1.3 billion admissions in the U.S. and Canada.

        The movie exhibition business has survived the booms and busts of economic cycles and has adapted to myriad changes in technology and customer behavior. There is great value for the entertainment dollar in movie going, and no replacement has been invented for the escape and fun that a night at the movies represents.

        We believe the exhibition business is in the early stages of a transition. After decades of economic models driven by quantity (number of theatres, screens and seats), it is the quality of the movie going experience that will define future success. Whether in enhanced food and beverage options (Food & Beverage Kiosks, Marketplaces, Coke Freestyle, MacGuffins or Dine-in Theatres); more comfort and convenience (recliner re-seats, open-source internet ticketing, reserved seating); engagement and loyalty (AMC Stubs, open-source internet ticketing, mobile apps, social media) or sight and sound (digital projectors, 3D, our own ETX format or IMAX); it is the ease of use and the amenities that these innovations bring to customers that will drive sustained profitability in the years ahead. As this transition accelerates, we believe movie exhibition's attraction as an investment will grow.

        The following table represents information about the exhibition industry obtained from the National Association of Theatre Owners ("NATO") and Box Office Mojo.

Calendar Year	Box Office Revenues (in millions)	Attendance (in millions)	Average Ticket Price	Number of Theatres	Indoor Screens	Screens Per Theatre
2012	$10,836	1,361	$7.96	5,317	39,056	7.3
2011	10,174	1,283	7.93	5,331	38,974	7.3
2010	10,566	1,339	7.89	5,399	38,902	7.2
2009	10,596	1,413	7.50	5,561	38,605	6.9
2008	9,631	1,341	7.18	5,403	38,201	7.1
2007	9,664	1,405	6.88	5,545	38,159	6.9
2006	9,210	1,406	6.55	5,543	37,765	6.8
2005	8,841	1,379	6.41	5,713	37,040	6.5

        According to the most recently available information from NATO, there are approximately 1,089 companies competing in the U.S./Canada theatrical exhibition industry, approximately 597 of which operate four or more screens. Industry participants vary substantially in size, from small independent operators to large international chains. Based on information obtained from Rentrak, we believe that the four largest exhibitors (in terms of box office revenue) generated approximately 62% of the box office revenues in 2012. This statistic is up from 35% in 2000 and is evidence that the theatrical exhibition business in the United States has been consolidating. According to NATO, average screens per theatre have increased from 6.5 in 2005 to 7.3 in 2012, which we believe is indicative of the industry's development of megaplex theatres.

        Our theatres are subject to varying degrees of competition in the geographic areas in which they operate. Competition is often intense with respect to attracting patrons, licensing motion pictures and finding new theatre sites. Where real estate is readily available, it is easier to open a theatre near one of our theatres, which may adversely affect operations at our theatre. However, in certain of our densely populated major metropolitan markets, we believe a scarcity of attractive retail real estate opportunities enhances the strategic value of our existing theatres. We also believe the complexity inherent in operating in these major metropolitan markets is a deterrent to other less sophisticated competitors, protecting our market share position.

        The theatrical exhibition industry faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events, and from other distribution channels for filmed entertainment, such as cable television, pay-per-view and home video systems, as well as from all other forms of entertainment.

        Movie-going is a compelling consumer out-of-home entertainment experience. Movie theatres currently garner a relatively small share of overall consumer entertainment time and spend, leaving significant room for further expansion and growth in the United States. In addition, our industry benefits from available capacity to satisfy additional consumer demand without capital investment.

        As major studio releases have declined in recent years, we believe companies like Open Road Films could fill an important gap that exists in the market today for consumers, movie producers and theatrical exhibitors by providing a broader availability of movies to consumers. Theatrical exhibitors are uniquely positioned to not only support, but also benefit from new distribution companies and content providers.

Regulatory Environment

        The distribution of motion pictures is, in large part, regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees, resulting from one of those cases to which we were not a party, have a material impact on the industry and us. Those consent decrees bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis.

        Our theatres must comply with Title III of the Americans with Disabilities Act, or ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, and awards of damages to private litigants or additional capital expenditures to remedy such noncompliance. As an employer covered by the ADA, we must make reasonable accommodations to the limitations of employees and qualified applicants with disabilities, provided that such reasonable accommodations do not pose an undue hardship on the operation of our business. In addition, many of our employees are covered by various government employment regulations, including minimum wage, overtime and working conditions regulations.

        Our operations also are subject to federal, state and local laws regulating such matters as construction, renovation and operation of theatres as well as wages and working conditions, citizenship, health and sanitation requirements and licensing. We believe our theatres are in material compliance with such requirements.

        We also own and operate theatres and other properties which may be subject to federal, state and local laws and regulations relating to environmental protection. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons for the costs of investigation or remediation of contamination, regardless of fault or the legality of original disposal. We believe our theatres are in material compliance with such requirements.

Significant Acquisitions and Dispositions

        In December 2012, we completed the acquisition of 4 theatres and 61 screens from Rave Review Cinemas, LLC and 6 theatres and 95 screens from Rave Digital Media, LLC. On May 24, 2010, we completed the acquisition of 92 theatres and 928 screens from Kerasotes. Additionally, during the fourth quarter of our fiscal year ended March 31, 2011, management decided to permanently close 73 underperforming screens and auditoriums. For more information on both of these acquisitions and the screen closures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Events."

        We have divested of the majority of our investments in international theatres in Canada, UK, Japan, Hong Kong, Spain, Portugal, France, Argentina, Brazil, Chile, and Uruguay over the past several years as part of our overall business strategy.

Seasonality

        Our revenues are dependent upon the timing of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business is highly seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons. Our results of operations may vary significantly from quarter to quarter.

Legal Proceedings

        In the normal course of business, we are party to various ordinary course claims from vendors (including an online ticketing vendor, food & beverage suppliers and film distributors), landlords and other legal proceedings. If management believes that a loss arising from these actions is probable and can reasonably be estimated, the Company records the amount of the loss, or the minimum estimated liability when the loss is estimated using a range and no point is more probable than another. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. Management believes that the ultimate outcome of such matters, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations. However, litigation and claims are subject to inherent uncertainties and unfavorable outcomes could occur. An unfavorable outcome could include monetary damages. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the outcome occurs or in future periods.

MANAGEMENT

        Our business and affairs are managed by our board of directors currently consisting of five members. Within one year after the consummation of this offering, we intend to appoint enough additional independent persons to our board of directors to meet SEC and NYSE guidelines. The full composition of the board of directors will be determined at that time. Gerardo I. Lopez, our Chief Executive Officer, is a director, and Lin Zhang is our Chairman of the board of directors and a non-employee director.

        We intend to avail ourselves of the "controlled company" exception under the NYSE rules, which eliminates the requirement that we have a majority of independent directors on our board of directors and that we have compensation and nominating committees composed entirely of independent directors, but retains the requirement that we have an audit committee composed entirely of independent members. Our board of directors currently consists of five directors. Following the offering, we expect that our board will ultimately consist of nine directors, including Mr. Lopez, Mr. Zhang, the three other current members of our board, Mr. Anthony J. Saich, Mr. Chaohui Liu and Mr. Ning Ye, the two director nominees identified herein, Mr. Lloyd Hill and Mr. Jian Wang, and two other directors. Three of our directors will be independent. We intend to have two independent directors, Mr. Hill and Mr. Saich, at the time we consummate this offering. We will add a third independent director to our board within one year after the consummation of this offering.

        Pursuant to our amended and restated certificate of incorporation, our board of directors will be divided into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. The classes will be composed as follows:

  •
  Mr. Saich and Mr. Wang will be Class I directors, whose terms will expire at the 2014 annual meeting of stockholders;

  •
  Mr. Hill, Mr. Ye and the one additional independent director we expect to be designated to our board of directors within one year after the closing of this offering will be Class II directors, whose terms will expire at the 2015 annual meeting of stockholders; and

  •
  Mr. Liu, Mr. Lopez and Mr. Zhang will be Class III directors, whose terms will expire at the 2016 annual meeting of stockholders.

        Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

        If at any time we cease to be a "controlled company" under the NYSE rules, the board of directors will take all action necessary to comply with NYSE rules, including appointing a majority of independent directors to the board and establishing certain committees composed entirely of independent directors.

        The following table sets forth certain information regarding our current directors and executive officers as of November 1, 2013:

Name	Age	Position(s) Held
Lin Zhang	41	Chairman of the Board and Director (Parent and AMCE)
Gerardo I. Lopez	54	Chief Executive Officer, President and Director (Parent, AMCE and American Multi-Cinema, Inc.)
Anthony J. Saich	60	Director (Parent and AMCE)
Chaohui Liu	40	Director (Parent and AMCE)
Ning Ye	40	Director (Parent and AMCE)
Lloyd Hill	69	Director Nominee (Parent and AMCE)
Jian Wang	42	Director Nominee (Parent and AMCE)
Craig R. Ramsey	62	Executive Vice President and Chief Financial Officer (Parent, AMCE and American Multi-Cinema, Inc.); Director (American Multi-Cinema, Inc.)
Elizabeth Frank	44	Executive Vice President, Chief Content & Programming Officer (Parent, AMCE and American Multi-Cinema, Inc.)
John D. McDonald	56	Executive Vice President, U.S. Operations (Parent, AMCE and American Multi-Cinema, Inc.); Director (American Multi-Cinema, Inc.)
Mark A. McDonald	55	Executive Vice President, Global Development (Parent, AMCE and American Multi-Cinema, Inc.)
Stephen A. Colanero	47	Executive Vice President and Chief Marketing Officer (Parent, AMCE and American Multi-Cinema, Inc.)
Kevin M. Connor	50	Senior Vice President, General Counsel and Secretary (Parent, AMCE and American Multi-Cinema, Inc.)
Chris A. Cox	47	Senior Vice President and Chief Accounting Officer (Parent, AMCE and American Multi-Cinema, Inc.)
Christina Sternberg	41	Senior Vice President, Corporate Strategy (AMCE)
Keith P. Wiedenkeller	53	Senior Vice President, Chief People Officer (Parent, AMCE and American Multi-Cinema, Inc.)

        All our current executive officers hold their offices at the pleasure of our board of directors, subject to rights under their respective employment agreements in some cases. There are no family relationships between or among any directors and executive officers, except that Messrs. John D. McDonald and Mark A. McDonald are brothers.

        Mr. Lin Zhang has served as Chairman and a Director of Parent and AMCE since Wanda acquired Parent in August 2012. Mr. Zhang also serves as Chairman of Sunseeker International (Holding) Limited, a board member of Wanda Group and Wanda Cinema Line Co., Ltd and Executive President of Beijing Wanda Culture Industry Group with $5 billion in assets. Since March 2000, Mr. Zhang had been assigned in the positions of General Manager of Nanjing Wanda Project Company, General Manager of Shenyang Wanda Project Company, General Manager of Chengdu Wanda Project Company, Financial Director of Wanda, consecutively. Prior to joining Wanda, Mr. Zhang served as Vice President of Dalian Tax Exempt-zone Accounting Firm and Vice President of Dalian North Tax Agency. Mr. Zhang has over 15 years of experience in financial management and operation management of large companies, especially in corporate strategy and investment. Mr. Zhang received a MBA from Peking University and a bachelor degree in Accounting from Dongbei University of Finance and Economics. Mr. Zhang is a non-practicing member of the Chinese Institute of Certified Public Accountant ("CICPA") and non-practicing member of the Chinese Charted Tax Agent Association ("CCTAA").

        Mr. Gerardo I. Lopez has served as Chief Executive Officer, President and a Director of Parent and AMCE since March 2009. Prior to joining the Company, Mr. Lopez served as Executive Vice President of Starbucks Coffee Company and President of its Global Consumer Products, Seattle's Best Coffee and Foodservice divisions from September 2004 to March 2009. Prior thereto, Mr. Lopez served as President of the Handleman Entertainment Resources division of Handleman Company from November 2001 to September 2004. Mr. Lopez also serves on the boards of directors of Recreational Equipment, Inc., Brinker International and Open Road Films. Mr. Lopez holds a B.S. degree in Marketing from George Washington University and a M.B.A. in Finance from Harvard Business School. Mr. Lopez has over 28 years of experience in marketing, sales and operations and management in public and private companies. His prior experience includes management of multi-billion-dollar operations and groups of over 2,500 associates.

        Mr. Anthony J. Saich has served as a Director of Parent and AMCE since December 2012. Mr. Saich currently serves as the Director of the Ash Center for Democratic Governance and Innovation and Daewoo Professor of International Affairs at Harvard University. In his capacity as Ash Center Director, Mr. Saich also serves as the director of the Rajawali Foundation Institute for Asia and the faculty chair of the China Public Policy Program, the Asia Energy Leaders Program and the Leadership Transformation in Indonesia Program. Mr. Saich also serves on the board of the China Medical Board, and International Bridges to Justice and is also the US Secretary-General of the China United States Strategic Philanthropy. Mr. Saich sits on the executive committees of the John King Fairbank Center for Chinese Studies and the Asia Center, both at Harvard University, and serves as the Harvard representative of the Kennedy Memorial Trust. Mr. Saich previously served as the representative for the Ford Foundations China Office from 1994 to 1999. Prior to this, he was director of the Sinological Institute at Leiden University in the Netherlands. Mr. Saich holds a bachelor's degree in politics and geography from the University of Newcastle, UK, a master's degree in politics with special reference to China from the School of Oriental and African Studies, London University, and has a Ph.D. from the Faculty of Letters, University of Leiden, the Netherlands. Mr. Saich has over 25 years of experience in international affairs.

        Mr. Chaohui Liu has served as a Director of Parent and AMCE since Wanda acquired Parent in August 2012. Mr. Liu also serves as Senior Assistant to the President and General Manager of Investment Management Center of Wanda Group, and serves on the board of directors of Wanda Cinema Line Co., Ltd. and Sunseeker International (Holding) Limited, and as executive board director of Wanda Commercial Properties (Group) Co., Ltd. Since October 2002, Mr. Liu had been assigned in the positions of Financial Manager, and subsequently Financial Director, of Dalian Wanda Commercial Development Co. and, General Manger of the Investment and Securities Department of Dalian Wanda Commercial Properties Co., consecutively. Prior to joining Wanda, Mr. Liu worked at China Construction Bank, Xiamen Branch, from 1996-2001. Mr. Liu has over 10 years of experience in financial analysis and investment in public and private companies and led the due diligence and transition of Wanda's acquisition of AMC, and he provides our board with insight into strategic and financial matters of interest to AMC's management and shareholders. Mr. Liu holds a PhD degree in management from Xiamen University. He is also a non-practicing member of Chinese Institute of Certified Public Accountants.

        Mr. Ning Ye has served as a Director of Parent and AMCE since Wanda acquired Parent in August 2012. Mr. Ye also serves as Vice President of Beijing Wanda Culture Industry Group and has sat on the board of directors of Wanda Cinema Line Co., Ltd since 2008. Since he joined Wanda in 2001, Mr. Ye had been assigned in the positions of General Manager of the Development Department in Dalian Wanda Commercial Development Co. and General Manager of Wanda Cinema Company. Prior to that, Mr. Ye served at Shenzhen Nanyou Real Estate Company since 1998. Mr. Ye has extensive experience with corporate operation and management, market insights and industry judgment, and has led Wanda Cinema Line Co., Ltd to become the No. 1 movie exhibitor in China. Mr. Ye obtained a Master's degree in Economics and Management from Chongqing University of Architecture and he is also a Registered Cost Engineer.

        Mr. Lloyd Hill has agreed to serve as a Director of Parent and AMCE effective upon the consummation of this offering. Prior to his retirement in 2006, Mr. Hill served as the CEO and Chairman of Applebee's International, Inc. Mr. Hill currently serves on the board of directors of Saint Luke's South Hospital, the audit committee for the Saint Luke's Health System and the development board for the University of Texas Medical Branch. Mr. Hill also serves on the board of directors and as chairman of the compensation committee of Red Robin Gourmet Burgers, Inc and on the board of directors of E.E. Newcomer Enterprises, Inc. Mr. Hill holds a Masters degree in Business Administration from Rockhurst University in Kansas City, Missouri.

        Mr. Jian Wang has agreed to serve as a Director of Parent and AMCE effective upon the consummation of this offering. Mr. Wang also serves as the General Manager of the Capital Markets Department of the Investment Management Center of Wanda. Prior to joining Wanda, Mr. Wang held positions at Bank of America Merrill Lynch and CITIC Securities International in Hong Kong from 2008 to 2012. From 1999 to 2006, Mr. Wang worked in the mainland China's Capital Markets at CITIC Securities and as the Secretary of the board for Central Brilliance S&T Co., Ltd. Mr. Wang has over ten years of experience in cross border capital market transactions and public company operations. Mr. Wang holds an M.B.A from the Schulich School of Business at York University in Toronto, Canada.

        Mr. Craig R. Ramsey has served as Executive Vice President and Chief Financial Officer of Parent since June 2007. Mr. Ramsey has served as Executive Vice President and Chief Financial Officer of AMCE and American Multi-Cinema, Inc. since April 2003. Previously, Mr. Ramsey served as Executive Vice President, Chief Financial Officer and Secretary of AMCE and American Multi-Cinema, Inc. since April 2002. Mr. Ramsey served as Senior Vice President, Finance, Chief Financial Officer and Chief Accounting Officer, of AMCE and American Multi-Cinema, Inc. from August 1998 until May 2002. Mr. Ramsey has served as a Director of American Multi-Cinema, Inc. since September 1999. Mr. Ramsey was elected Chief Accounting Officer of AMCE and American Multi-Cinema, Inc. in February 2000. Mr. Ramsey served as Vice President, Finance from January 1997 to October 1999 and prior thereto, Mr. Ramsey served as Director of Information Systems and Director of Financial Reporting since joining American Multi-Cinema, Inc. in February 1995. Mr. Ramsey has over 30 years of experience in finance in public and private companies. Mr. Ramsey serves on the board of directors for Open Road Films and NCM. Mr. Ramsey holds a B.S. degree in Accounting and Business Administration from the University of Kansas.

        Ms. Elizabeth Frank has served as Executive Vice President, Chief Content & Programming Officer for AMCE since July 2012. Between August 2010 and July 2012, Ms. Frank served as Senior Vice President, Strategy and Strategic Partnerships. Prior to joining AMCE, Ms. Frank served as Senior Vice President of Global Programs for AmeriCares. Prior to AmeriCares, Ms. Frank served as Vice President of Corporate Strategic Planning for Time Warner Inc. Prior to Time Warner Inc., Ms. Frank was a partner at McKinsey & Company for nine years. Ms. Frank serves on the board of directors of Open Roads Releasing, LLC. Ms. Frank holds a Bachelor of Business Administration degree from Lehigh University and a Masters of Business Administration from Harvard University.

        Mr. John D. McDonald has served as Executive Vice President, U.S. Operations of Parent and AMCE since July 2009. Mr. McDonald has served as Director of American Multi-Cinema, Inc. since November 2007 and has served as Executive Vice President, U.S. Operations of American Multi-Cinema, Inc. since July 2009. Prior to July 2009, Mr. McDonald served as Executive Vice President, U.S. and Canada Operations of American Multi-Cinema, Inc. effective October 1998. Mr. McDonald served as Senior Vice President, Corporate Operations from November 1995 to October 1998. Mr. McDonald is a member of the National Association of Theatre Owners Advisory board of directors, Chairman of the Technology Committee for the National Association of Theatre Owners, and member of the board of directors for DCIP. Mr. McDonald has successfully managed the integration for the Gulf States, General Cinema, Loews, and Kerasotes mergers and acquisitions. Mr. McDonald attended California State Polytechnic University where he studied economics and history.

        Mr. Mark A. McDonald has served as Executive Vice President, Global Development since July 2009 of Parent and AMCE. Prior thereto, Mr. McDonald served as Executive Vice President, International Operations of Parent, Holdings and AMCE from October 2008 to July 2009. Mr. McDonald has served as Executive Vice President, International Operations of American Multi-Cinema, Inc., and AMC Entertainment International, Inc. ("AMCEI"), a former subsidiary of American Multi-Cinema, Inc., since March 2007 and December 1998, respectively. Prior thereto, Mr. McDonald served as Senior Vice President, Asia Operations from November 1995 until his appointment as Executive Vice President, International Operations and Film in December 1998. Mr. McDonald served on the board of directors of AMCEI from March 2007 to May 2010. Mr. McDonald holds a B.A. degree from the University of Southern California and a M.B.A. from the Anderson School at University of California Los Angeles.

        Mr. Stephen A. Colanero has served as Executive Vice President and Chief Marketing Officer of Parent and AMCE since December 2009. Prior to joining AMC, Mr. Colanero served as Vice President of Marketing for RadioShack Corporation from April 2008 to December 2009. Mr. Colanero also served as Senior Vice President of Retail Marketing for Washington Mutual Inc. from February 2006 to August 2007 and as Senior Vice President, Strategic Marketing for Blockbuster Inc. from November 1994 to January 2006. Mr. Colanero holds a B.S. degree in Accounting from Villanova University and a M.B.A. in Marketing and Strategic Management from The Wharton School at the University of Pennsylvania.

        Mr. Kevin M. Connor has served as Senior Vice President, General Counsel and Secretary of Parent since June 2007. Mr. Connor has served as Senior Vice President, General Counsel and Secretary of AMCE and American Multi-Cinema, Inc. since April 2003. Prior to April 2003, Mr. Connor served as Senior Vice President, Legal of AMCE and American Multi-Cinema, Inc. beginning November 2002. Prior thereto, Mr. Connor was in private practice in Kansas City, Missouri as a partner with the firm Seigfreid, Bingham, Levy, Selzer and Gee from October 1995. Mr. Connor holds a Bachelor of Arts degree in English and History from Vanderbilt University, a Juris Doctorate degree from the University of Kansas School of Law and a LLM in Taxation from the University of Missouri—Kansas City.

        Mr. Chris A. Cox has served as Senior Vice President and Chief Accounting Officer of Parent since June 2010. Prior thereto Mr. Cox served as Vice President and Chief Accounting Officer of Parent and Holdings since June 2007 and December 2004, respectively. Mr. Cox has served as Vice President and Chief Accounting Officer of AMCE and American Multi-Cinema, Inc. since May 2002. Prior to May 2002, Mr. Cox served as Vice President and Controller of American Multi-Cinema, Inc. since November 2000. Previously, Mr. Cox served as Director of Corporate Accounting for the Dial Corporation from December 1999 until November 2000. Mr. Cox holds a Bachelor's of Business Administration in Accounting and Finance degree from the University of Iowa.

        Ms. Christina Sternberg has served as Senior Vice President, Corporate Strategy of Parent, AMCE and AMC since August 2012. Previously, Ms. Sternberg served as Senior Vice President, Design, Construction and Development of Parent, AMCE and AMC from December 2009 to August 2012. Ms. Sternberg served as Senior Vice President, Domestic Development of Parent and AMCE from December 2009 to August 2012 and AMC from July 2009 to August 2012. Ms. Sternberg served as Senior Vice President, Design, Construction and Facilities of AMC from April 2009 to July 2009. Ms. Sternberg served as Vice President, Design, Construction and Facilities of AMC from April 2005 to April 2009. Ms. Sternberg began her career at AMC in 1998 as a controller. Ms. Sternberg is a member of the International Council of Shopping Centers and the Urban Land Institute. Ms. Sternberg holds a

B.S. from the University of California-Davis and an MBA from the Kellogg School of Management at Northwestern University. Ms. Sternberg is a member of the National Association of Theatre Owners.

        Mr. Keith P. Wiedenkeller has served as Senior Vice President and Chief People Officer of Parent and AMCE since July 2009. Prior thereto, Mr. Wiedenkeller served as Senior Vice President, Human Resources of Parent and AMCE from October 2002 to July 2009. Mr. Wiedenkeller started in "the movie business" as an usher in 1975. Mr. Wiedenkeller began his career with AMC as a manager in 1985, working his way up through various operations, training and human resources roles before being named to his current role in 2002. Mr. Wiedenkeller holds a Bachelor of Arts degree from the University of Missouri—Kansas City.

Committees of the Board of Directors

  Audit Committee

        Upon consummation of this offering, our audit committee will consist of Mr. Hill, Mr. Saich and Mr. Zhang (the "Audit Committee"). The board of directors has determined that Mr. Hill qualifies as an Audit Committee financial expert as defined in Item 401(h) of Regulation S-K. Mr. Hill and Mr. Saich are independent as independence is defined in Rule 10A-3(b)(i) under the Exchange Act or under the applicable section of the NYSE rules. Within one year of the closing of this offering, we will nominate one additional independent director to replace Mr. Zhang on the Audit Committee so that our Audit Committee will be comprised of three independent members, all of whom will be financially literate.

        The principal duties and responsibilities of our Audit Committee are as follows:

  •
  to monitor our financial reporting process and internal control system;

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  to appoint and replace our independent registered public accounting firm from time to time, determine their compensation and other terms of engagement and oversee their work;

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  to oversee the performance of our internal audit function; and

  •
  to oversee our compliance with legal, ethical and regulatory matters.

        The Audit Committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

  Compensation Committee

        Upon consummation of this offering, our compensation committee will consist of                        , Mr. Liu, Mr. Ye and Mr. Hill (the "Compensation Committee").

        The principal duties and responsibilities of our Compensation Committee are as follows:

  •
  to provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

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  to review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries; and

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  to provide oversight concerning the compensation of our chief executive officer, succession planning, performance of the chief executive officer and related matters.

  Nominating & Corporate Governance Committee

        Upon consummation of this offering, our nominating committee will consist of                        , Mr. Saich, Mr. Wang and Mr. Zhang.

        The principal duties and responsibilities of the nominating committee will be as follows:

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  to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors; and

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  to make recommendations to our board of directors regarding board governance matters and practices.

Code of Business Conduct and Ethics

        We have a Code of Business Conduct and Ethics that applies to all of our associates, including our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The Code of Business Conduct and Ethics, which address the subject areas covered by the SEC's rules, may be obtained free of charge through our website: www.amctheatres.com under "Investor Relations—Corporate Governance." Any substantive amendment to, or waiver from, any provision of the Code of Business Conduct and Ethics with respect to any senior executive or financial officer shall be posted on this website. The information contained on our website is not part of this prospectus.

COMPENSATION DISCUSSION AND ANALYSIS

        This section discusses the material elements of compensation awarded to, earned by or paid to our principal executive officer, our principal financial officer and our three other most highly compensated executive officers. These individuals are referred to as the "Named Executive Officers."

        Our executive compensation programs are determined and approved by our Compensation Committee. None of the Named Executive Officers are members of the Compensation Committee or otherwise had any role in determining the compensation of other Named Executive Officers, although the Compensation Committee does consider the recommendations of our Chief Executive Officer in setting compensation levels and bonuses for our executive officers other than the Chief Executive Officer.

Executive Compensation Program Objectives and Overview

        The goals of the Compensation Committee with respect to executive compensation are to attract, retain, motivate and reward talented executives, to tie annual and long-term compensation incentives to the achievement of specified performance objectives, and to achieve long-term creation of value for our stockholders by aligning the interests of these executives with those of our stockholders. To achieve these goals, we endeavor to maintain compensation plans that are intended to tie a substantial portion of executives' overall compensation to key strategic, operational and financial goals such as achievement of budgeted levels of net income, and other non-financial goals that the Compensation Committee deems important. From time to time, the Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels they believe, based on industry comparables and their general business and industry knowledge and experience, are comparable with executives in other companies of similar size and stage of development operating in the retail, entertainment and food service industries, while taking into account our relative performance and our own strategic goals.

        We conduct a periodic review of the aggregate level of our executive compensation as part of the annual budget review and annual performance review processes, which includes determining the operating metrics and non-financial elements used to measure our performance and to compensate our executive officers. This review is based on our knowledge of how other theatrical exhibition industry and similar retail type businesses measure their executive performance and on the key operating metrics that are critical in our effort to increase the value of our company.

Current Executive Compensation Program Elements

        Our executive compensation program consists of the elements described in the following sections. The Compensation Committee determines the portion of compensation allocated to each element for each individual Named Executive Officer. Our Compensation Committee expects to continue these policies in the short term but will reevaluate the current policies and practices as it considers advisable.

        The Compensation Committee believes, based on general business and industry experience and knowledge of its members, that the use of the combination of base salary, annual performance bonuses, and long-term incentives offers the best approach to achieving our compensation goals, including attracting and retaining talented and capable executives and motivating our executives and other officers to expend maximum effort to improve the business results, earnings and overall value of our business.

Base Salaries

        Base salaries for our Named Executive Officers are established based on the scope of their responsibilities, taking into account competitive market compensation for similar positions, as well as seniority of the individual, our ability to replace the individual and other primarily judgmental factors deemed relevant by the Compensation Committee. Periodically, the Company obtains information regarding the salaries of employees at companies of similar size with which we compete for employees, including approximately 150 multi-unit businesses in the retail, entertainment and food service industries. Following the offering, we plan to adopt a new peer group of companies as a reference to provide a broad perspective on competitive pay levels. See "—Post-offering Compensation—Adoption of a New Peer Group." Generally, we believe that executive base salaries should be targeted at a level that is competitive with salaries for executives in similar positions with similar responsibilities at companies of similar size with which we compete for employees, in line with our compensation philosophy, but we do not make any determinations or changes in compensation in reaction to market data alone. However, the Compensation Committee retains flexibility within the compensation program to respond to and adjust for specific circumstances and our evolving business environment. Base salaries for our Named Executive Officers are reviewed from time to time by the Compensation Committee and adjusted based in part on this review after taking into account individual responsibilities, performance and experience. Base salaries for our Named Executive Officers increased between 3.0% and 4.93% from March 29, 2012 to December 31, 2012, and one Named Executive Officer received a 44.2% increase due to a promotion.

Annual Performance Bonus

        The Compensation Committee has the authority to award annual performance bonuses to our Named Executive Officers. Under the current employment agreements, each Named Executive Officer is eligible for an annual bonus based on our annual incentive compensation program ("AIP"), as it may exist from time to time. We believe that annual bonuses based on performance serve to align the interests of management and stockholders, and our annual bonus program is primarily designed to reward increases in net income (as described below). Individual bonuses are performance based and, as such, can be highly variable from year to year. The annual incentive bonuses for our Named Executive Officers are determined by our Compensation Committee and, except with respect to his own bonus, our Chief Executive Officer, based on our annual incentive compensation program as it may exist from time to time. For the Transition Period, the annual incentive compensation program was based on a company component and an individual component. The company component was based on attainment of a net income target of at least $1.0 million during the twelve months ended December 31, 2012. The plan guideline was that no company performance component of the bonus would be paid below attainment of 100% of targeted net income and that upon attainment of 100% of targeted net income, each Named Executive Officer would receive 100% of his/her assigned bonus target. For each $1.0 million of additional net income generated in the calendar year (amounts in excess of $1.0 million of net income but not exceeding $21.0 million of net income), 5% of additional AIP payout would be awarded up to a maximum award of 200% of the target payout. The individual component of the bonus does not have a net income threshold but is based on achievement of key performance measures and overall performance and contribution to our strategic and financial goals. Under the annual incentive compensation program, our Compensation Committee and, except with respect to his/her own bonus, Chief Executive Officer, retain certain discretion to decrease or increase bonuses relative to the guidelines based on qualitative or other subjective factors deemed relevant by the Compensation Committee.

        The following table summarizes the company component upon attainment of 100% of targeted net income and the individual component of the annual performance bonus plan at the target level for calendar 2012:

	Company Component at 100% Target	Individual Component
Gerardo I. Lopez	$434,600	$108,650
Craig R. Ramsey	231,400	57,850
Elizabeth Frank	162,000	108,000
John D. McDonald	226,200	56,550
Mark A. McDonald	117,000	78,000

        Our annual bonuses have historically been paid in cash and traditionally have been paid in a single installment in the first quarter following the completion of a given year following issuance of our annual audit report. Pursuant to current employment agreements, each Named Executive officer is eligible for an annual bonus pursuant to the annual incentive plan in place at the time. The Compensation Committee has discretion to increase the annual bonus paid to our Named Executive Officers using its judgment if the Company exceeds certain financial goals, or to reward for achievement of individual annual performance objectives. Our Compensation Committee and the Board of Directors have approved bonus amounts to be paid in calendar 2013 for the performance during calendar 2012. The Company obtained a net income of over 200% of target for calendar 2012, which is equivalent to a 200% payout of the assigned bonus target. The individual component of the bonus, which was subject to the approval by the Compensation Committee and the Board of Directors, was determined following a review of each Named Executive Officer's individual performance and contribution to our strategic and financial goals. The individual performance review has been conducted during the first quarter of calendar 2013 and the individual component bonuses were finalized and approved by the Compensation Committee and the Board of Directors. Following the offering, we expect to make certain changes to the AIP, including with respect to bonus targets and how we determine the company component described above. See "—Post-offering Compensation—Changes to Our Annual Incentive Compensation Program."

Special Incentive Bonuses

        Pursuant to his employment agreement, Mr. Gerardo Lopez is entitled to a one-time Special Incentive Bonus of $2.0 million that vests at the rate of $400,000 per year over five years, effective March 2009, provided that he remains employed on each vesting date. The first four installments of the Special Incentive Bonus were paid as of March 2013 and the fifth installment is payable upon vesting. The remaining unpaid Special Incentive Bonus of $800,000 shall immediately vest in full upon Mr. Lopez's involuntary termination within twelve months after a change of control, as defined in his employment agreement.

        Pursuant to the Merger agreement, the Named Executive Officers received a one-time special incentive bonus ("Management Bonus") which was paid in cash at the closing of the Merger. The Management Bonus provided to each Named Executive Officer is reported in the Bonus column of the "Summary Compensation Table" below.

Long Term Incentive Equity Awards

        The Company has no stock-based compensation arrangements of its own, but prior to the Merger, Parent had approved an amended and restated 2004 Stock Option Plan ("2004 Stock Option Plan") and a 2010 Equity Incentive Plan ("2010 Equity Incentive Plan"). On July 23, 2010, the Board of Directors determined that the Company would no longer grant any additional awards of shares of common stock of the Company under the 2004 Stock Option Plan. The 2004 Stock Option Plan provided for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) and non-qualified stock options to acquire Parent common stock. Options granted under the plan were to vest in equal installments over three to five years from the grant date, subject to the optionee's continued service with Parent or one of its subsidiaries. As a result of the Merger and change of control on August 30, 2012, Holders of such vested and unvested options received payments for each option equal to the difference (if any) between the $489 per share consideration received in the Merger and the exercise price of their options. Amounts received are reflected in the "Option Exercises and Stock Vested—Transition Period" table below.

        Prior to the Merger, the 2010 Equity Incentive Plan provided for grants of non-qualified stock options, restricted stock awards, other stock-based awards and performance-based compensation awards. During fiscal 2011, the Compensation Committee approved grants of stock options, restricted stock (time vesting), and restricted stock (performance vesting) to the Named Executive Officers, which generally had the following features:

  •
  Non-Qualified Stock Option Award Agreement:  Twenty-five percent of the options were to vest on each of the first four anniversaries of the date of grant. The stock options had a ten year term from the date of grant. The vested and unvested stock options were cancelled immediately prior to the closing of the Merger on August 30, 2012. Holders of such options received payments for each option equal to the difference (if any) between the $489 per share consideration received in the Merger and the exercise price of their options. Amounts received for these options in connection with the Merger are reflected in the "Option Exercises and Stock Vested—Transition Period" table below. The grant date fair value for the options granted in fiscal 2011 was included in the Summary Compensation Table in fiscal 2011.

  •
  Restricted Stock Award Agreement (Time Vesting):  The restricted shares were to vest on the fourth anniversary of the date of grant. The restricted stock (time vesting) awards were cancelled immediately prior to the closing of the Merger. Holders of such restricted stock (time vesting) received payments for each restricted share equal to the $489 per share consideration received in the Merger. Amounts received for these restricted shares are reflected in the "Option Exercises and Stock Vested—Transition Period" table below. The grant date fair value for the restricted stock (time vesting) awards granted in fiscal 2011 was included in the Summary Compensation Table in fiscal 2011.

  •
  Restricted Stock Award Agreement (Performance Vesting):  The award agreements for the restricted shares (performance vesting) generally provided that 25% of the restricted shares awarded would become vested in each year over a four-year period upon the Company meeting certain pre-established annual performance targets. Because each annual performance target was set at the start of each respective single-fiscal year performance period, only twenty-five percent of the total restricted shares (performance vesting) awarded are deemed granted each year over the four-year period in accordance with Accounting Standards Codification 718-10-55-95. Grants of the restricted stock (performance vesting) made in fiscal 2012 and fiscal 2011 did not vest as the Company did not meet the adjusted EBITDA target established by the Compensation Committee.

        The fiscal 2013 and fiscal 2014 restricted stock (performance vesting) had not been granted per ASC 718-10-55-95 as the Compensation Committee did not approve the performance target for the restricted stock due to the Merger. The unvested restricted stock (performance vesting) awards for fiscal 2013 and fiscal 2014 were cancelled immediately prior to the closing of the Merger. Holders of unvested restricted stock awards (performance vesting) received payments for each restricted share equal to the $489 per share consideration received in the Merger. The fair value of the settlement for each of the fiscal 2013 and fiscal 2014 shares were included in the Summary Compensation Table during the current Transition Period. The grant date fair value for the first year's performance period, fiscal 2011, and the second year's performance period, fiscal 2012, was included in the Summary Compensation Table during fiscal 2011 and fiscal 2012, respectively. Following the offering, we expect to adopt a new equity incentive plan, see "—Post-offering Compensation—2013 Equity Incentive Plan."

        Payment and Release of Escrowed Funds.    In connection with the closing of the Merger and as defined in the Merger Agreement, $35.0 million of consideration otherwise payable to equity holders was deposited in an Indemnity Escrow Fund and $2.0 million otherwise payable to equity holders was deposited in an account designated by the Stockholder Representative. On or following the Indemnity Escrow Termination Date and the release of all amounts remaining in the Indemnity Escrow Fund and the release of any portion of the Stockholder Representative Reserve the Named Executive Officers would receive a maximum settlement in the future year as follows:

	2004 Stock Option Plan(1)	2004 Stock Option Plan(1)	Restricted Stock (Time Vesting)(1)	Restricted Stock (Performance Vesting)(2)
Gerry Lopez	$269,635	$179,757	$29,471	$14,749
Craig Ramsey	106,536	—	17,689	8,844
Elizabeth Frank	—	—	5,906	2,938
John McDonald	53,268	—	17,689	8,844
Mark McDonald	53,268	—	5,906	2,938

(1)
The value of the shares shown in these columns were included in the "Stock Awards" and "Option Awards" column of the Summary Compensation Table in prior years based on grant date fair values.

(2)
The amount in this column represents the maximum amount that will be included in the "All Other Compensation" column of the Summary Compensation Table in the year the Named Executive Officer receives payment.

Management Profit Sharing Plan

        Pursuant to the Merger agreement, Wanda and Parent entered into a management profit sharing plan, ("MPSP"). The long term incentive plan awards are payable in cash (or such other form as may be determined by the Board of Directors with the consent of designated participant representatives) on an annual basis and are subject to the Company achieving a predetermined adjusted net income target (as defined in the plan) for each plan year ending on December 31, 2012, 2013, 2014, and 2015. Wanda and Parent agreed to increase or decrease the calculation of net income, as described in the plan, for certain predefined exclusions and transactions ("adjusted net income"). (As described in the plan, adjusted net income is calculated by adjusting net income for any increases or decreases resulting from any capital contributions, interest reductions, disposition of certain equity method investments or strategic assets, push down accounting adjustments directly related to the Merger, MPSP bonuses, and increased by 20% of dividends paid by the Company.) The MPSP was based on attainment of an adjusted net income target of $10.0 million during the twelve months ended December 31, 2012. The plan guideline provides that no MPSP incentive bonus would be paid below attainment of 100% of targeted adjusted net income (unless it qualifies as a Catch-Up Payment as described below) and that upon attainment of 100% of targeted adjusted net income target, each Named Executive Officer would receive 100% of his/her assigned bonus target. If the adjusted net income is equal to or exceeds 100% of targeted adjusted net income, the Company will pay 10% of the adjusted net income and each Named Executive Officer will receive a pro rata amount of the total award based on the proportion of his/her targeted bonus amount to the aggregate of the targeted bonus amounts for all participants. The MPSP bonus for each plan year shall be unlimited.

        The following table shows the potential lump-sum cash MPSP bonus for each Named Executive Officer assuming attainment of 100% of the targeted adjusted net income for the plan year ended December 31, 2012:

MPSP Incentive Bonus at 100% Target
Gerardo I. Lopez	$204,128
Craig R. Ramsey	79,156
Elizabeth Frank	79,156
John D. McDonald	79,156
Mark A. McDonald	79,156

        If the Company fails to achieve the applicable adjusted net income target for one or more plan years, each Named Executive Officer shall be eligible to receive a Catch-Up Payment. A Catch-Up Payment shall be paid in addition to the MPSP bonus for such plan years when the Company obtains an adjusted net income in excess of 100% of target and the surplus is applied to a plan year(s) for which the adjusted net income target was less than 100%, in order to obtain an adjusted net income target of 100% for that prior plan year. Also, in order to be eligible to receive a MPSP bonus or a Catch-Up Payment, a Named Executive Officer must remain employed by the Company through the first business day following the end of the plan year to which the MPSP bonus relates or through the first business day following the end of the plan year in which the Catch-Up Payment is earned, as applicable.

        If the Company achieves at least 80% of the adjusted net income target for each of the 5 plan years and the total amount of the MPSP bonuses and Catch-Up payments paid for such plan years are less than $50.0 million for all participants per the plan, then each participant or Named Executive Officer who has been continuously employed by the Company from the Merger date at August 30, 2012 through the first business day of calendar 2016 shall be entitled to receive an additional incentive bonus award equal to his/her pro rata share for the difference between the $50.0 million for all participants less the total for all MPSP bonuses and Catch-up payments made.

        The Chief Executive Officer can make proposals on who is eligible to participate in the management profit sharing plan and the participant's pro rata allocation or assigned bonus target, subject to the recommendation of the Compensation Committee and the approval by the Board of Directors. The management profit sharing plan is administered by the Board of Directors and any action of the Board of Directors shall be final and binding. The Compensation Committee believes the long-term incentive bonus awards allow the Company to attract, retain and provide incentives to a talented management team, which together with the Company stock actually owned by its executives, appropriately links the long-term interests of executives and stockholders. For the plan year ended December 31, 2012, the Company obtained an adjusted net income of $25.5 million. The Compensation Committee approved the MPSP bonus of 10% for the Transition Period and each Named Executive Officer received a pro rata amount of the total award based on the proportion of his/her targeted bonus amount to the aggregate of the targeted bonus amounts for all participants. Following the offering, and in connection with our expected adoption of a new equity incentive plan, we plan to terminate the MPSP with respect to the Named Executive Officers and other MPSP participants who consent to such termination. See "Post-offering Compensation—Termination of Management Profit Sharing Plan."

Retirement Benefits

        We provide retirement benefits to the Named Executive Officers under both qualified and non-qualified defined-benefit and defined-contribution retirement plans. The Defined Benefit

Retirement Income Plan for Certain Employees of American Multi-Cinema, Inc. ("AMC Defined Benefit Retirement Income Plan") and the AMC 401(k) Savings Plan are both tax-qualified retirement plans in which the Named Executive Officers participate on substantially the same terms as our other participating employees. However, due to maximum limitations imposed by the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined-benefit plan and on the maximum amount that may be contributed to a qualified defined-contribution plan, the benefits that would otherwise be payable to the Named Executive Officers under the Defined Benefit Retirement Income Plan are limited. Because we did not believe that it was appropriate for the Named Executive Officers' retirement benefits to be reduced because of limits under ERISA and the Internal Revenue Code, we had established non-qualified supplemental defined-benefit plans that permit the Named Executive Officers to receive the same benefit that would be paid under our qualified defined-benefit plan up to the old IRS limit, as indexed, as if the Omnibus Budget Reconciliation Act of 1993 had not been in effect. On November 7, 2006, our Board of Directors approved a proposal to freeze the AMC Defined Benefit Retirement Income Plan and the AMC Supplemental Executive Retirement Plan, effective as of December 31, 2006. The Compensation Committee determined that this type of plan is not as effective as other elements of compensation in aligning executives' interests with the interests of stockholders. As a result, the Compensation Committee determined to freeze these plans. Benefits no longer accrue under the AMC Defined Benefit Retirement Income Plan or the AMC Supplemental Executive Retirement Plan for our Named Executive Officers or for other participants.

        Effective January 1, 2011, under the Company's 401(k) Savings Plan, the Company began to match 100% of each eligible employee's elective contributions up to 3% and 50% of contributions up to 5% of the employee's eligible compensation. During fiscal 2010 and the first three quarters of fiscal 2011, the Company matched 50% of each eligible employee's elective contributions up to 6% of the employee's eligible compensation.

        The "Pension Benefits" table and related narrative section "Pension and Other Retirement Plans" below describes our qualified and non-qualified defined-benefit plans in which our Named Executive Officers participate.

Non-Qualified Deferred Compensation Program

        Named Executive Officers are permitted to elect to defer base salaries and their annual bonuses and MPSP under the AMC Non-Qualified Deferred Compensation Plan. Amounts deferred under the plans are credited with an investment return determined as if the participant's account were invested in one or more investment funds made available by the Committee and selected by the participant. The Company may, but need not, credit the deferred compensation account of any participant with a discretionary or profit sharing credit as determined by the Company. We believe that providing the Named Executive Officers with deferred compensation opportunities is a cost-effective way to permit officers to receive the tax benefits associated with delaying the income tax event on the compensation deferred, even though the related deduction for the Companies is also deferred.

        The "Non-Qualified Deferred Compensation" table and related narrative section "Non-Qualified Deferred Compensation Plan" below describe the non-qualified deferred compensation plan and the benefits thereunder.

Severance and Other Benefits Upon Termination of Employment

        We believe that severance protections, particularly in the context of a change of control transaction, can play a valuable role in attracting and retaining key executive officers. Accordingly, we provide such protections for each of the Named Executive Officers and for other of our senior officers in their respective employment agreements. The Compensation Committee evaluates the level of severance benefits provided to Named Executive Officers on a case-by-case basis. We consider these severance protections consistent with competitive practices.

        As described in more detail below under "Potential Payments Upon Termination or Change of Control" pursuant to their employment agreements, each of the Named Executive Officers would be entitled to severance benefits in the event of termination of employment by AMCE without cause and certain Named Executive Officers would be entitled to severance benefits due to death or disability. In the case of Mr. Lopez, resignation for good reason would also entitle the employee to severance benefits. We have determined that it is appropriate to provide these executives with severance benefits under these circumstances in light of their positions with AMCE and as part of their overall compensation package.

        We believe that the occurrence, or potential occurrence, of a change of control transaction will create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change of control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage certain of our executive officers to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide the executives with severance benefits if they terminate their employment within a certain number of days following specified changes in their compensation, responsibilities or benefits following a change of control. The severance benefits for these executives are generally determined as if they continued to remain employed by us for two years following their actual termination date.

All Other Compensation

        The other compensation provided to each Named Executive Officer is reported in the All Other Compensation column of the "Summary Compensation Table" below, and is further described in footnote (9) to that table. All other compensation during the period March 30, 2012 through December 31, 2012 consists of Company matching contributions under our 401(k) savings plan, which is a qualified defined contribution plan, life insurance premiums, amusement park passes, and amounts received upon cancellation of unvested restricted stock (performance vesting) awards in connection with the Merger. All other compensation is benchmarked and reviewed, revised and approved by the Compensation Committee every year.

Policy with Respect to Section 162(m)

        Section 162(m) of the Internal Revenue Code generally disallows publicly held companies a tax deduction for compensation in excess of $1.0 million paid to their chief executive officers and the four other most highly compensated executive officers unless certain performance and other requirements are met. Our intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to our executive officers, and we believe that a substantial portion of our current executive compensation program satisfies the requirements for exemption from the $1.0 million deduction limitation. However, we reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible. The Compensation Committee will continue to monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable, performance-based and consistent with the goals of the Company and its stockholders.

Post-offering Compensation

        We anticipate that at the time of, or shortly after, completion of this offering, we will make changes to certain of our compensation arrangements, including those covering our Named Executive Officers and members of our Board of Directors.

        In developing these changes, we retained Pay Governance, LLC ("Pay Governance") to advise management and provide recommendations for a compensation program designed to retain and motivate management following this offering.

Adoption of a Peer Group

        We expect to adopt a peer group of companies as a reference group to provide a broad perspective on competitive pay levels and practices. Based on recommendations from Pay Governance, we anticipate that our peer group will contain the following companies: Brinker International, Inc., Carmike Cinemas Inc., The Cheesecake Factory Incorporated, Chipotle Mexican Grill, Inc., Cinemark Holdings Inc., DreamWorks Animation SKG Inc., IMAX Corporation, Lions Gate Entertainment Corp., Netflix, Inc., Panera Bread Co., Regal Entertainment Group, SIRIUS XM Radio Inc. and Wynn Resorts Ltd.

2013 Equity Incentive Plan

        We expect to adopt a 2013 Equity Incentive Plan (the "2013 Plan"). The following is a summary of certain features of the 2013 Plan.

        Reservation of Shares.    Subject to adjustments as described below, the maximum aggregate number of shares of Class A common stock that may be issued pursuant to awards granted under the 2013 Plan will be equal to 10% of the total number of shares of the Company (i.e. shares of Class A common stock and shares of Class B common stock) outstanding immediately following consummation of this offering. Any shares of Class A common stock delivered under the 2013 Plan will consist of authorized and unissued shares, or treasury shares. In the event of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split, or other distribution with respect to common stock, or any merger, reorganization, consolidation, combination, spin-off or other similar corporate change, or any other change affecting common stock, appropriate and equitable adjustments will be made to the number and kind of shares of common stock available for grant, as well as to other maximum limitations under the 2013 Plan, and the number and kind of shares of common stock or other terms of the awards that are affected by the event.

        Share Counting.    Awards that are required to be paid in cash pursuant to their terms will not reduce the share reserve. To the extent that an award granted under the 2013 Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award or otherwise terminated without delivery of the shares to the participant, the shares of common stock retained by or returned to the Company will become available for future awards under the 2013 Plan. In addition, shares that are withheld or separately surrendered in payment of the exercise or purchase price or taxes relating to such an award or are not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right will become available for future awards under the 2013 Plan. Awards assumed or substituted for in a merger, consolidation, acquisition of property or stock or reorganization will not reduce the share reserve.

        Administration.    The 2013 Plan will be administered by the Compensation Committee. Subject to the limitations set forth in the 2013 Plan, the Compensation Committee has the authority to determine the persons to whom awards are to be granted, prescribe the restrictions, terms and conditions of all awards, interpret the 2013 Plan and adopt rules for the administration, interpretation and application of the 2013 Plan.

        Eligibility.    Awards under the 2013 Plan may be granted to any employees, directors, consultants or other personal service providers of Company.

        Stock Options.    Stock options granted under the 2013 Plan may be issued as either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or as nonqualified stock options. The exercise price of an option will be not less than 100% of the fair market value of a share of Class A common stock on the date of the grant of the option. The Compensation Committee will determine the vesting and/or exercisability requirements and the term of exercise of each option, including the effect of termination of service of a participant or a change in control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the Compensation Committee. The maximum term of an option will be ten years from the date of grant. To exercise an option, the participant must pay the exercise price, subject to specified conditions, (i) in cash, (ii) in shares of common stock, (iii) through an open-market broker-assisted transaction, (iv) by reducing the number of shares of common stock otherwise deliverable upon the exercise of the stock option, (v) by combination of any of the above methods, or (vi) by such other method approved by the Compensation Committee, and must pay any required tax withholding amounts. All options generally are nontransferable. Dividends may not be paid and dividend equivalent rights may not be granted with respect to the shares of stock subject to stock options.

        Stock Appreciation Rights.    A stock appreciation right may be granted either in tandem with an option or without a related option. A stock appreciation right entitles the participant, upon settlement or exercise, to receive a payment based on the excess of the fair market value of a share of common stock on the date of settlement or exercise over the base price of the right, multiplied by the number of shares of common stock as to which the right is being settled or exercised. Stock appreciation rights may be granted on a basis that allows for the exercise of the right by the participant or that provides for the automatic payment of the right upon a specified date or event. The base price of a stock appreciation right may not be less than the fair market value of a share of common stock on the date of grant. The Compensation Committee will determine the vesting requirements and the term of exercise of each stock appreciation right, including the effect of termination of service of a participant or a change in control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the Compensation Committee. The maximum term of a stock appreciation right will be ten years from the date of grant. Stock appreciation rights may be payable in cash or in shares of common stock or in a combination of both. Dividends may not be paid and dividend equivalent rights may not be granted with respect to the shares of stock subject to Stock Appreciation Rights.

        Restricted Stock Awards.    A restricted stock award represents shares of common stock that are issued subject to restrictions on transfer and vesting requirements. The vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified performance goals established by the Compensation Committee, and vesting may be accelerated in certain circumstances, as determined by the Compensation Committee. Unless otherwise set forth in an award agreement, restricted stock award holders will have all of the rights of a stockholder of the Company, other than the right to receive dividends, during the restricted period. Any dividends with respect to a restricted stock award that is subject to performance-based vesting will be subject to the same restrictions on transfer and vesting requirements as the underlying restricted stock award.

        Restricted Stock Units and Performance Stock Units.    An award of restricted stock units, or "RSUs", and an award of performance stock units, or "PSUs", provides the participant the right to receive a payment based on the value of a share of common stock. RSUs and PSUs may be subject to vesting requirements, restrictions and conditions to payment. RSUs may vest based solely on the continued service of the participant for a specified time period. PSUs may vest in whole or in part based on the attainment of specified performance goals established by the Compensation Committee. The vesting of RSUs and PSUs may be accelerated in certain circumstances, as determined by the Compensation Committee. RSU and PSU awards will become payable to a participant at the time or times determined by the Compensation Committee and set forth in the award agreement, which may be upon or following the vesting of the award. RSU and PSU awards are payable in cash or in shares of Class A common stock or in a combination of both. RSUs and PSUs may be granted together with a dividend equivalent right with respect to the shares of common stock subject to the award. Dividend equivalent rights will be subject to vesting conditions that apply to the underlying RSUs or PSUs.

        Stock Awards.    A stock award represents shares of common stock that are issued free of restrictions on transfer and free of forfeiture conditions and to which the participant is entitled all incidents of ownership. A stock award may be granted for past services, in lieu of bonus or other cash compensation, directors' fees or for any other valid purpose as determined by the Compensation Committee. The Compensation Committee will determine the terms and conditions of stock awards, and such stock awards may be made without vesting requirements. Upon the issuance of shares of common stock under a stock award, the participant will have all rights of a shareholder with respect to such shares of common stock, including the right to vote the shares and receive all dividends and other distributions on the shares.

        Cash Performance Awards.    A performance award is denominated in a cash amount (rather than in shares) and is payable based on the attainment of pre-established business and/or individual performance goals. The requirements for vesting may be also based upon the continued service of the participant during the performance period, and vesting may be accelerated in certain circumstances, as determined by the Compensation Committee. The maximum amount of cash compensation that may be paid to a participant during any one calendar year under all cash performance awards is $3.0 million.

        Performance Criteria.    For purposes of cash performance awards, as well as for any other awards under the 2013 Plan intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code, the performance criteria will be one or any combination of the following, for the Company or any identified Subsidiary or business unit, as determined by the Compensation Committee at the time of the award: (i) total stockholder return; (ii) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index; (iii) net income; (iv) pretax earnings; (v) adjusted earnings before interest expense, taxes, depreciation and amortization ("EBITDA"); (vi) pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (vii) operating margin; (viii) earnings per share; (ix) return on equity; (x) return on capital; (xi) return on investment; (xii) operating earnings; (xiii) working capital; (xiv) ratio of debt to stockholders' equity; (xv) revenue; (xvi) free cash flow (generally defined as adjusted EBITDA, less cash taxes, cash interest net capital expenditures, mandatory payments of principal under any credit facility, and payments under collateralized lease obligations and financing lease obligations); (xvii) industry attendance metrics; (xviii) cash flow from operating activities; and (xix) any combination of or a specified increase in any of the foregoing. Each of the performance criteria will be applied and interpreted in accordance with an objective formula or standard established by the Compensation Committee at the time of grant of the award including, without limitation, GAAP. The performance criteria may be applied on an absolute basis or relative to an identified index, peer group, or one or more competitors or other companies (including particular business segments or divisions of such companies), or may be applied after adjustment for non-controllable industry performance (such as industry attendance), as specified by the Compensation Committee.

        At the time that an award is granted, the Compensation Committee may provide that performance will be measured in such objective manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, extraordinary and other unusual or non-recurring items and the cumulative effects of accounting or tax law changes.

        Further, the Compensation Committee shall, to the extent provided in an award agreement, have the right, in its discretion, to reduce or eliminate the amount otherwise payable to any participant under an award and to establish rules or procedures that have the effect of limiting the amount payable to any participant to an amount that is less than the amount that is otherwise payable under an award.

        Following the conclusion of the performance period, the Compensation Committee shall certify in writing whether the applicable performance goals have been achieved.

        Award Limitations.    For purposes of complying with the requirements of Section 162(m) of the Internal Revenue Code, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, performance-based restricted stock awards, performance-based RSUs and performance-based stock awards granted to any participant other than a non-employee director during any calendar year will be limited to 10% of the maximum aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2013 Plan.

        Further, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, restricted stock awards, RSUs. PSUs and stock awards granted to any non-employee director during any calendar year will be limited to 10% of the maximum aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2013 Plan.

        Effect of Change in Control.    Upon the occurrence of a change in control, unless otherwise specifically prohibited under applicable law, or unless otherwise provided in the applicable award agreement, the Compensation Committee is authorized to make adjustments in the terms and conditions of outstanding awards, including without limitation the following (or any combination thereof): (i) continuation or assumption of such outstanding awards by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; (ii) substitution by the surviving company or corporation or its parent of awards with substantially the same terms as such outstanding awards (excluding the consideration payable upon settlement of the awards); (iii) accelerated exercisability, vesting and/or payment; and (iv) if all or substantially all of the Company's outstanding shares of common stock transferred in exchange for cash consideration in connection with such change in control: (A) upon written notice, provide that any outstanding stock options and stock appreciation rights are exercisable during a reasonable period of time immediately prior to the scheduled consummation of the event or such other reasonable period as determined by the Compensation Committee (contingent upon the consummation of the event), and at the end of such period, such stock options and stock appreciation rights will terminate to the extent not so exercised within the relevant period; and (B) cancellation of all or any portion of outstanding awards for fair value, as determined in the sole discretion of the Compensation Committee.

        Forfeiture.    The Compensation Committee may specify in an award agreement that an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, including termination of service for "cause" (as defined in the 2013 Plan), violation of material Company policies, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the participant, or other conduct by the participant that is detrimental to the business or reputation of the Company. Unless otherwise provided by the Compensation Committee and set forth in an award agreement, if (i) a participant's service is terminated for "cause" or (ii) after termination of service for any other reason, the Compensation Committee determines in its discretion either that,

(A) during the participant's period of service, the participant engaged in an act which would have warranted termination from service for "cause" or (B) after termination, the participant engaged in conduct that violates any continuing obligation or duty of the participant in respect of the Company or any of its subsidiaries, such participant's rights, payments and benefits with respect to such award may be subject to cancellation, forfeiture and/or recoupment.

        Right of Recapture.    If a participant receives compensation pursuant to an award based on financial statements that are subsequently required to be restated in a way that would decrease the value of such compensation, the participant will, upon the written request of the Company, forfeit and repay to the Company the difference between what the participant received and what the participant should have received based on the accounting restatement, in accordance with (i) the Company's compensation recovery, "clawback" or similar policy, as may be in effect from time to time and (ii) any compensation recovery, "clawback" or similar policy made applicable by law including the Dodd-Frank Wall Street Reform and Consumer Protection Act.

        Tax Withholding.    Participants in the 2013 Plan are responsible for the payment of any taxes or similar charges required by law to be paid or withheld from an award or an amount paid in satisfaction of an award.

        Deferrals of Payment.    The Compensation Committee may in its discretion permit participants in the 2013 Plan to defer the receipt of payment of cash or delivery of shares of common stock that would otherwise be due by virtue of the exercise of a right or the satisfaction of vesting or other conditions with respect to an award; provided, however, that such discretion shall not apply in the case of a stock option or stock appreciation right.

        Term, Amendment and Termination.    The term of the 2013 Plan is ten years from the date it was approved by the Board of Directors. The Board of Directors may amend, modify, suspend or terminate the 2013 Plan at any time. However, no termination or amendment of the 2013 Plan will adversely affect any award theretofore granted without the consent of the participant or the permitted transferee of the award. The Board of Directors may seek the approval of any amendment by the Company's shareholders to the extent it deems necessary or advisable for purposes of compliance with Section 162(m) or Section 422 of the Internal Revenue Code, the listing requirements of the New York Stock Exchange, or for any other purpose.

Anticipated Awards under the 2013 Plan

        We anticipate that we will make the following grants under the 2013 Plan to our Named Executive Officers:

        Awards in Connection with this Offering.    In connection with this offering, participants in the MPSP, including our Named Executive Officers, will receive grants of fully vested shares of our common stock (subject to the lock-up agreements with Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated described under "Underwriting") with an aggregate value equal to $12.0 million. The number of shares in the pool will be determined by reference to the initial offering price. Each MPSP participant will be allocated a percentage of the pool of shares of our common stock equal to such participant's percentage allocation under the MPSP. The Named Executive Officers will receive the following grants of shares of our common stock:

Number of Shares
Gerardo I. Lopez
Craig R. Ramsey
Elizabeth Frank
John D. McDonald
Mark A. McDonald

        Annual Equity Awards.    In connection with this offering, we will adopt an equity-based long-term incentive program, pursuant to which we will make annual grants of RSUs and PSUs under the 2013 Plan to eligible employees, including our Named Executive Officers. With respect to our Named Executive Officers, 50% of each annual grant will consist of fully vested RSUs that will be settled on, and will be non-transferrable until, the third anniversary of the grant date (except that RSUs granted to our Named Executive Officers may be subject to forfeiture if the Company fails to achieve cash flow from operating activities of $100.0 million during the first fiscal year following the date of grant). The remaining 50% of the annual grant with respect to our Named Executive Officers will consist of PSUs. The PSUs will vest on the first anniversary of the grant date, subject to the holder's continuous service for the Company through such vesting date. The number of PSUs that will vest on the vesting date will range from 0% to 150% of the PSUs subject to the grant, with such percentage determined based on the free cash flow achieved by the Company, as measured against pre-established targets, during the one-year period following the grant of the PSUs. The PSUs will be settled and will be non-transferrable until the third anniversary of the grant date.

Termination of Management Profit Sharing Plan

        The new equity-based long-term incentive program, as described above, is designed to replace the MPSP. Therefore, in connection with this offering, MPSP participants will be entitled to bonuses in respect of the plan year ending December 31, 2013 calculated as described above under "Management Profit Sharing Plan" and, subject to their consent, we will terminate the MPSP following such bonus payments.

Changes to Our Annual Incentive Compensation Program

        Commencing in 2014, we will increase the target incentive under the AIP for certain employees, including certain Named Executive Officers. In the case of Mr. Lopez, his target incentive under the AIP will be increased from 70% of his base salary to 90% of his base salary. With respect to each of Mr. Ramsey and Mr. John McDonald, the target incentive under the AIP will be increased from 65% of base salary to 70% of base salary.

        In addition, commencing in 2014, we will adjust how we measure performance for purposes of the AIP. We will change the company component of the performance measures from net income targets to Adjusted EBITDA targets, and we will include an annual industry attendance adjustment so that participants will not be penalized or rewarded for non-controllable industry results.

Changes to Executive Stock Ownership Guidelines

        In connection with this offering, we will adopt new stock ownership guidelines for our executives, including our Named Executive Officers. Our chief executive officer will be required to acquire and hold shares of our common stock with a fair value at least equal to three times his base salary, and the other Named Executive Officers will be required to acquire and hold shares of our common stock with a fair value at least equal to two times their respective base salaries. Each Named Executive Officer will be required to achieve the applicable guideline ownership amount within three years following this offering.

Changes to Compensation for Members of Our Board of Directors

        In connection with this offering, we will modify the compensation program for members of our Board of Directors. With respect to each member of our Board of Directors, we will reduce the annual cash retainer from $100,000 to $50,000, and we will eliminate all cash meeting fees. Each member of our Board of Directors will receive an annual RSU grant under the 2013 Plan with a value of $100,000. We will reduce the annual cash retainer for members of our Audit Committee and our Compensation

Committee from $20,000 to $5,000, and members of our Nominating & Corporate Governance Committee will receive an annual cash retainer of $5,000. The chair of our Audit Committee will receive an annual cash retainer of $15,000, and the chairs of our Compensation Committee and our Nominating & Corporate Governance Committee each will receive an annual cash retainer of $10,000.

Changes to Stock Ownership Guidelines for Members of Our Board of Directors

        In connection with this offering, we will adopt new stock ownership guidelines for members of our Board of Directors. Members of our Board of Directors will be required to hold at least the same number of shares of our common stock as they are granted during their first year of service.

New Employment Agreement for Mr. Lopez

        In connection with the offering, we will enter into a new employment agreement with Mr. Lopez that will be effective upon consummation of the offering. The new employment agreement will contain terms similar to those under Mr. Lopez's current employment agreement, described below under "Description of Employment Agreements—Salary and Bonus Amounts." Mr. Lopez's new employment agreement will include a three-year initial term, with automatic one-year extensions each year unless we or Mr. Lopez provides notice not to extend. The agreement also will continue his current annual base salary of $835,000, but will increase his target incentive bonus for fiscal year 2014 to 90% of his base salary. In addition, Mr. Lopez's agreement will provide for a special incentive bonus of $1.2 million that vests at the rate of $400,000 per year over three years, provided he remains employed on each applicable vesting date.

Summary Compensation Table

        The following table presents information regarding compensation of our principal executive officer, our principal financial officer, and our three other most highly compensated executive officers for services rendered during the Transition Period of March 30, 2012 through December 31, 2012. These individuals are referred to as "Named Executive Officers."

Name and Principal Position(1)	Year(2)	Salary ($)	Bonus ($)(3)	Stock Awards ($)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)(6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(7)(8)	All Other Compensation ($)(9)	Total ($)
Gerardo I. Lopez	T2012	$567,150	$1,750,000	$—	$—	$1,520,698	$7,387	$257,793	$4,103,028
Chief Executive	FY2012	753,480	400,000	198,151	—	358,670	—	31,304	1,741,605
Officer, President and	FY2011	728,000	400,000	985,845	307,819	203,800	—	41,903	2,667,367
Director (Parent, AMCE and
American Multi-Cinema, Inc.)
Craig R. Ramsey	T2012	325,192	1,500,000	—	—	734,298	32,771	163,682	2,755,943
Executive Vice President	FY2012	428,505	—	118,815	—	203,335	61,184	17,177	829,016
and Chief Financial	FY2011	408,100	—	591,582	184,750	106,100	45,696	14,662	1,350,890
Officer (Parent, AMCE and
American Multi-Cinema, Inc.)
Elizabeth Frank	T2012	328,846	1,000,000	—	—	655,678	—	60,286	2,044,810
Executive Vice President and Chief Content and Programming Officer (Parent, AMCE and American Multi-Cinema, Inc.)
John D. McDonald	T2012	317,885	350,000	—	—	722,338	131,409	161,784	1,683,416
Executive Vice President	FY2012	422,384	—	118,815	—	186,690	147,751	15,156	890,796
U.S. Operations (Parent,	FY2011	408,100	—	591,582	184,750	66,313	85,763	14,536	1,351,044
AMCE and American Multi-Cinema, Inc.)
Mark A. McDonald	T2012	237,500	350,000	—	—	529,678	87,794	59,020	1,263,992
Executive Vice President, Global Development (Parent, AMCE and American Multi-Cinema, Inc.)

(1)
The principal positions shown are at December 31, 2012. Compensation amounts for Ms. Elizabeth Frank and Mr. Mark McDonald are only provided for years where they were a Named Executive Officer.

(2)
The Transition Period ("T2012") reflects the compensation earned from March 30, 2012 through December 31, 2012. FY2012 and FY2011 represents the time period of the fifty-two weeks ended March 29, 2012 and March 31, 2011, respectively.

(3)
The bonus activity in this column for T2012 reflects the one-time special incentive received by the Named Executive Officers for the Management Bonus. For fiscal 2012 and fiscal 2011, the bonus activity for Mr. Lopez reflects the vested portion of his Special Incentive Bonus.

(4)
As required by SEC Rules, amounts shown in the column, "Stock Awards," for fiscal 2012 and fiscal 2011 presents the aggregate grant date fair value of restricted stock awards granted in the fiscal year in accordance with accounting rules ASC 718, Compensation—Stock Compensation . The estimated fair value of the stock at the grant date was approximately $755 per share in fiscal 2012 and $752 per share in fiscal 2011 and was based upon a contemporaneous valuation reflecting market conditions. The valuation assumptions used for the restricted stock awards are provided in Note 10—Stockholders' Equity to the Company's audited Consolidated Financial Statements contained elsewhere in this prospectus. The restricted share (time vesting) grants, which were made in fiscal 2011, were to have vested on the fourth anniversary of the date of grant, subject to the Named Executive Officer's continued service with the Company. These awards were cancelled in connection with the Merger and holders received payments for each restricted share (time vesting) and fiscal 2013 and fiscal 2014 restricted stock (performance vesting) equal to the per share consideration received in the Merger. Amounts received for these restricted shares are reflected in the "Option Exercises and Stock Vested—Transition Period" table below. Of the total restricted share (performance vesting) awards approved by the Compensation Committee, approximately twenty-five percent of the total awards were to have been granted each year over a four-year period in accordance with ASC 718-10-55-95. The restricted share (performance vesting) grants for fiscal 2012 and fiscal 2011 had a vesting term of approximately one year upon the Company meeting a pre-established annual adjusted EBITDA target of $340.0 million and $387.8 million, respectively. The Named Executive Officers did not vest in the restricted share (performance vesting) grants for either fiscal 2012 or fiscal 2011 as the Company did not meet the adjusted EBITDA target established by the Compensation Committee.

(5)
As required by SEC Rules, amounts shown in the column, "Option Awards," presents the aggregate grant date fair value of option awards granted in the fiscal year in accordance with accounting rules ASC 718, Compensation—Stock Compensation . These amounts reflect the Company's cumulative accounting expense over the vesting period and do not correspond to the actual values that were to be realized by the Named Executive Officers. Options were to acquire shares of Parent common stock. The valuation assumptions used for the stock option awards are provided in Note 10—Stockholders' Equity to the audited Company's Consolidated Financial Statements contained elsewhere in this prospectus.

  In July 2010, the Named Executive Officers received a grant of non-qualified stock options under the 2010 Equity Incentive Plan. The options were to vest in four equal annual installments, subject to continued employment. The stock options were to expire after ten years from the date of the grant. The estimated grant date fair value of the options was $293.72 per share and was determined using the Black-Scholes option-pricing model. The option exercise price was $752 per share.

  No option awards granted to Named Executive Officers in the above table were forfeited in fiscal 2012 or fiscal 2011. All vested and unvested stock options were cancelled in connection with the Merger and holders received payments for each option equal to the difference (if any) between the per share consideration received in the Merger and the exercise price of the options. Amounts received for these options in connection with the Merger are reflected in the "Option Exercises and Stock Vested—Transition Period" table below.

(6)
For the Transition Period, bonus amounts were approved for both the company component bonus and the individual component bonus of the annual incentive compensation plan. The Company attained a net income of over 200% of target, which is equivalent to a 200% payout of the assigned bonus target for the company component. The individual component bonus of the AIP was approved during the first quarter of calendar 2013 following a review of each Named Executive Officer's individual performance and contribution to the Company's strategic and financial goals. For the MPSP plan year ended December 31, 2012, the Company obtained an adjusted net income of $25.5 million. The Compensation Committee approved the MPSP bonus of 10% for the Transition Period and each Named Executive Officer received a pro rata amount of the total award based on the proportion of his/her targeted bonus amount to the aggregate of the targeted bonus amounts for all participants. The following table shows the Non-Equity Incentive Plan Compensation provided to the Named Executive Officers for T2012:

	AIP Company Component	AIP Individual Component	MPSP	Total Non-Equity Incentive Plan Compensation
Gerardo I. Lopez	$869,200	$130,380	$521,118	$1,520,698
Craig R. Ramsey	462,800	69,420	202,078	734,298
Elizabeth Frank	324,000	129,600	202,078	655,678
John D. McDonald	452,400	67,860	202,078	722,338
Mark A. McDonald	234,000	93,600	202,078	529,678

  For fiscal 2012, bonus amounts were approved for both the company component bonus and the individual component bonus of the AIP. The Company attained an adjusted EBITDA of 96% of target, which is equivalent to a 60% payout of the assigned bonus target for the company component. The individual component bonus of the annual incentive compensation plan was approved during the first quarter of fiscal 2013 following a review of each Named Executive Officer's individual performance and contribution to the Company's strategic and financial goals.

  For fiscal 2011, the individual component bonus of the annual incentive compensation plan was approved during the first quarter of fiscal 2012 following a review of each Named Executive Officer's individual performance and contribution to the Company's strategic and financial goals. No company component bonuses were earned for fiscal 2011 under the annual incentive compensation program because the Company did not meet the minimum 90% of targeted adjusted EBITDA threshold. Further discussion on the annual incentive bonus program for the Named Executive Officers can be found in the Compensation Discussion and Analysis—Annual Performance Bonus section.

(7)
This column includes the aggregate increases and decreases in actuarial present value of each officer's accumulated benefit amounts:

		Defined Benefit Plan	Supplemental Executive Retirement Plan
Craig R. Ramsey	T2012	$21,581	$11,190
	FY2012	39,071	20,258
	FY2011	17,441	9,043
John D. McDonald	T2012	84,072	43,591
	FY2012	97,301	50,450
	FY2011	44,869	23,264
Mark A. McDonald	T2012	53,717	26,053
(8)
This column also includes the nonqualified deferred compensation above market earnings for the difference between market interest rates determined pursuant to SEC rules and the interest contingently credited by the Company on salary deferred by the Named Executive Officers. For the Transition Period, the above market earnings of 4.9% to 7.8% for Mr. John McDonald, Mr. Mark McDonald, and Mr. Gerardo Lopez were $3,746, $8,024, and $7,387, respectively. For fiscal 2012, the above market earnings of 4.1% for Mr. Craig Ramsey were $1,855. For fiscal 2011, above market earnings of 17.6% to 23.8% for Mr. Craig Ramsey and Mr. John McDonald were $19,212 and $17,630, respectively. Further discussion on the nonqualified deferred compensation for the Named Executive Officers can be found in the Compensation Discussion and Analysis—Nonqualified Deferred Compensation section.

(9)
All Other Compensation is comprised of Company matching contributions under our 401(k) savings plan which is a qualified defined contribution plan, life insurance premiums, amusement park passes, and amounts received upon cancellation of unvested restricted stock

  (performance vesting) awards in connection with the Merger. The following table summarizes "All Other Compensation" provided to the Named Executive Officers for the Transition Period:

	Company Matching Contributions to 401(k) Plan	Life Insurance Premiums	Amusement Park Pass	Imputed Earnings for Gift Card	Settlement of Restricted Stock (performance vesting)	Total
Gerardo I. Lopez	$—	$1,311	$—	$—	$256,482	$257,793
Craig R. Ramsey	6,124	3,762	—	5	153,791	163,682
Elizabeth Frank	6,640	545	2,000	—	51,101	60,286
John D. McDonald	5,542	2,451	—	—	153,791	161,784
Mark A. McDonald	6,731	1,188	—	—	51,101	59,020

  In connection with the change of control, this column also includes the fair value settlement of the fiscal 2013 and fiscal 2014 restricted stock (performance vesting) for T2012. The fiscal 2013 and fiscal 2014 restricted stock (performance vesting) had not been granted per ASC 718-10-55-95 as the Compensation Committee did not approved the performance target for the restricted stock (performance vesting) due to the Merger. The unvested restricted stock (performance vesting) awards for fiscal 2013 and fiscal 2014 were cancelled immediately prior to the closing of the Merger. Holders of unvested restricted stock (performance vesting) awards received payments for each restricted share equal to the per share consideration received in the Merger.

Compensation of Named Executive Officers

        The Summary Compensation Table above quantifies the value of the different forms of compensation earned by or awarded to our Named Executive Officers during the Transition Period. The primary elements of each Named Executive Officer's total compensation reported in the table generally are base salary and annual bonus, although for the 2012 Transition Period the Management Bonus was a significant component of the Named Executive Officers' total compensation.

        The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. A description of the material terms of each Named Executive Officer's base salary and annual bonus is provided below.

        The "Pension Benefits" table and related description of the material terms of our pension plans describe each Named Executive Officer's retirement benefits under the Companies' defined-benefit pension plans to provide context to the amounts listed in the Summary Compensation Table. The "Grant of Plan-based Awards" table and related footnotes provides material terms of the Company's annual incentive plan and MPSP plan. The discussion in the section "Potential Payments Upon Termination or Change of Control" explains the potential future payments that may become payable to our Named Executive Officers. The Management Bonus is discussed in "Current Executive Compensation Program Elements—Special Incentive Bonuses" under "Compensation Discussion and Analysis".

Description of Employment Agreements—Salary and Bonus Amounts

        We have entered into employment agreements with each of Mr. Gerardo Lopez, Mr. Craig Ramsey, Ms. Elizabeth Frank, Mr. John McDonald, and Mr. Mark McDonald. Provisions of these agreements relating to an outstanding incentive award and post-termination of employment benefits are discussed below.

        Gerardo I. Lopez.    On February 23, 2009, AMC Entertainment Inc. entered into an employment agreement with Gerardo I. Lopez to serve as its Chief Executive Officer. The term of the agreement is for three years, with automatic one-year extensions each year. The agreement provides that Mr. Lopez will receive an initial annualized base salary of $700,000. The Board of Directors or Compensation Committee, based on its review, has discretion to increase (but not reduce) the base salary each year. The agreement also provides for annual bonuses for Mr. Lopez determined by the Board or Compensation Committee based on performance objectives established with respect to that particular year. In addition, Mr. Lopez is receiving a one-time special incentive bonus that vests at the rate of $400,000 per year over five years, effective March 2009, provided he remains employed on each vesting date. The first four installments of the special incentive bonus were paid as of March 2013 and the fifth installment is payable upon vesting. In making its determination with respect to salary and bonus levels, the Compensation Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. The agreement also provides that Mr. Lopez will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with related business expenses and travel. Change of control, severance arrangements and restrictive covenants in Mr. Lopez's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change of Control." Following the offering, we plan to enter into a new employment agreement with Mr. Lopez. See "Post-offering Compensation—New Employment Agreement for Mr. Lopez."

        Craig R. Ramsey.    On July 1, 2001, AMC and AMCE entered into an employment agreement with Craig R. Ramsey, who serves as the Executive Vice President and Chief Financial Officer of the Company and reports directly to AMCE's Chairman of the Board, President and Chief Executive Officer. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Mr. Ramsey will receive an initial annualized base salary of $275,000. Subject to their review, the Chairman of the Board, President and Chief Executive Officer of AMCE and, if applicable, the Compensation Committee has discretion to increase the base salary each year. The agreement also provides for annual bonuses for Mr. Ramsey based on the applicable incentive compensation program of the Company and consistent with the determination of the Chairman of the Board, President and Chief Executive Officer of AMCE and, if applicable, the Compensation Committee. In making its determination with respect to salary and bonus levels, the Compensation Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. Ramsey will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with business travel and entertainment. Change of control and severance arrangements in Mr. Ramsey's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change of Control."

        Elizabeth Frank.    On August 18, 2010, AMC Entertainment Inc. entered into an employment agreement with Elizabeth Frank, who currently serves as the Executive Vice President and Chief Content and Programming Officer. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Ms. Frank will receive an initial annualized base salary of $300,000. Subject to their review, the Board or the Compensation Committee has discretion to increase (but not reduce) the base salary each year. The agreement also provides for annual bonuses for Ms. Frank and the target incentive for a particular fiscal year of the Company shall be determined by the Board of Directors or the Compensation Committee, in its sole discretion, based on performance objectives. The target incentive bonus for each fiscal year during the period of employment shall equal 60% of the base salary. In making its determination with respect to salary and bonus levels, the Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Ms. Frank will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with carrying out the Executive's duties for the Company. Severance arrangements in Ms. Frank's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change of Control."

        John D. McDonald.    On July 1, 2001, AMC and AMC Entertainment Inc. entered into an employment agreement with John D. McDonald, who serves as an Executive Vice President, U.S. Operations. Mr. McDonald reports directly to AMC's President and Chief Operating Officer or such officer's designee. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Mr. McDonald will receive an initial annualized base salary of $275,000. Subject to their review, the President and Chief Operating Officer of AMC with the approval of AMC Entertainment's Chairman of the Board, President and Chief Executive Officer and, if applicable, the Compensation Committee have discretion to increase the base salary each year. The agreement also provides for annual bonuses for Mr. McDonald based on the applicable incentive compensation program of the Company and consistent with the determination of the President and Chief Operating Officer of AMC with the approval of AMC Entertainment's Chairman of the Board, President and Chief Executive Officer and, if applicable, the Compensation Committee. In making its determination with respect to salary and bonus levels, the Compensation Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. McDonald will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with business travel and entertainment. Change of control and severance arrangements in Mr. McDonalds' employment agreements are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change of Control."

        Mark A. McDonald.    On July 1, 2001, AMC Entertainment Inc. entered into an employment agreement with Mark A. McDonald who currently serves as the Executive Vice President of Global Development. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Mr. McDonald will receive an initial annualized base salary of $225,000 subject to review by the Chairman of the Board, President and Chief Executive Officer of AMCE and, if applicable, the Compensation Committee. The agreement also provides for annual bonuses for Mr. McDonald based on the applicable incentive compensation program of the Company and consistent with the determination of the Chairman of the Board, President and Chief Executive Officer of AMCE and, if applicable, the Compensation Committee. In making its determination with respect to salary and bonus levels, the Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. McDonald will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with business travel and entertainment. Change in control and severance arrangements in Mr. McDonald's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change in Control."

Grants of Plan-based Awards—Transition Period

        The following table summarizes plan-based awards granted to Named Executive Officers during the Transition Period of March 30, 2012 through December 31, 2012:

										All Other Stock Awards: Number of Shares of Stock or Units (#)			Grant Date Fair Value of Stock and Option Awards
			Estimated Possible Future Payouts Under Non-Equity Incentive Plan Awards								All Other Option Awards: Number of Securities Underlying Options (#)
							Estimated Possible Payouts Under Equity Incentive Plan Awards					Exercise Or Base Price of Option Awards ($/Sh)
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)		Threshold (#)	Target (#)	Maximum (#)
Gerardo I. Lopez
AIP—Company(1)	N/A	N/A	$—	$434,600	$869,200		—	—	—	—	—	$—	$—
AIP—Individual(2)	N/A	N/A	—	108,650	162,975		—	—	—	—	—	—	—
MPSP(3)	N/A	N/A	—	204,128	521,118	(4)	—	—	—	—	—	—	—
Craig R. Ramsey
AIP—Company(1)	N/A	N/A	—	231,400	462,800		—	—	—	—	—	—	—
AIP—Individual(2)	N/A	N/A	—	57,850	86,775		—	—	—	—	—	—	—
MPSP(3)	N/A	N/A	—	79,156	202,078	(4)	—	—	—	—	—	—	—
Elizabeth Frank
AIP—Company(1)	N/A	N/A	—	162,000	324,000		—	—	—	—	—	—	—
AIP—Individual(2)	N/A	N/A	—	108,000	162,000		—	—	—	—	—	—	—
MPSP(3)	N/A	N/A	—	79,156	202,078	(4)	—	—	—	—	—	—	—
John D. McDonald
AIP—Company(1)	N/A	N/A	—	226,200	452,400		—	—	—	—	—	—	—
AIP—Individual(2)	N/A	N/A	—	56,550	84,825		—	—	—	—	—	—	—
MPSP(3)	N/A	N/A	—	79,156	202,078	(4)	—	—	—	—	—	—	—
Mark A. McDonald
AIP—Company(1)	N/A	N/A	—	117,000	234,000		—	—	—	—	—	—	—
AIP—Individual(2)	N/A	N/A	—	78,000	117,000		—	—	—	—	—	—	—
MPSP(3)	N/A	N/A	—	79,156	202,078	(4)	—	—	—	—	—	—	—

(1)
The company component bonus of the annual incentive compensation program was based primarily on attainment of a net income target of $1.0 million for the 12 months ended December 31, 2012. The plan guideline was that no company performance component of the bonus would be paid below attainment of 100% of targeted net income and that upon attainment of 100% of targeted net income, each Named Executive Officer would receive 100% of his/her assigned bonus target. For each $1.0 million of additional net income generated in the calendar year (amounts in excess of $1.0 million of net income but not exceeding $21.0 million of net income), 5% of additional AIP payout would be awarded up to a maximum award of 200% of the target payout. The Compensation Committee approved the company component bonus of 200% for the Transition Period under the annual incentive compensation program.

(2)
The individual component bonus of the annual incentive compensation plan for the Transition Period was determined during the first quarter of calendar 2013 following a review of each Named Executive Officer's individual performance and contribution to the Company's strategic and financial goals.

(3)
The amounts shown in this row presents the management profit sharing plan, also known as MPSP, which was based on attainment of an adjusted net income target of $10.0 million for the plan year ended December 31, 2012. Upon attainment of 100% of targeted adjusted net income, each Named Executive Officer would receive 100% of his/her assigned bonus target. If the adjusted net income is equal to or exceeds 100% of targeted adjusted net income, the Company will pay 10% of the adjusted net income and each Named Executive Officer will receive a pro rata amount of the total award based on the proportion of his/her targeted bonus amount to the aggregate of the targeted bonus amounts for all participants. The MPSP bonus for each plan year is unlimited. For the plan year ended December 31, 2012, the Company obtained an adjusted net income of $25.5 million. The Compensation Committee approved the MPSP bonus of 10% for the Transition Period and each Named Executive Officer received his/her assigned pro rata bonus amount.

(4)
Amounts shown represent actual award as MPSP is based on 10% of adjusted net profit.

Outstanding Equity Awards at end of December 31, 2012

        There were no outstanding equity awards of Parent's common stock held by our Named Executive Officers as of December 31, 2012.

Option Exercises and Stock Vested—Transition Period

        None of our Named Executive Officers exercised options during the Transition Period. Upon the change of control as a result of the Merger, all of the stock options and restricted stock interests under both the amended and restated 2004 Stock Option Plan and the 2010 Equity Incentive Plan were cancelled immediately prior to the closing of the Merger on August 30, 2012. Named Executive

Officers who held such options received payments for each option equal to the difference (if any) between the per share consideration received in the Merger and the exercise price of their options. Named Executive Officers who held the unvested restricted stock awards received payments for each restricted share equal to the per share consideration received in the Merger. The following table summarizes the settlement payments made to the Named Executive Officers during the Transition Period:

	2004 Stock Option Settlement		2010 Stock Option Settlement		2010 Restricted Stock Settlement (Time Vesting)		2010 Restricted Stock Settlement (Performance Vesting)
	Number of Shares Cancelled (#)	Value Realized on Settlement ($)(1)	Number of Shares Cancelled (#)	Value Realized on Settlement ($)(1)	Number of Shares Cancelled (#)	Value Realized on Settlement ($)(1)	Number of Shares Cancelled (#)	Value Realized on Settlement ($)(2)
Gerardo I. Lopez	15,980.5	$2,637,605	1,048.0	—	1,048.0	$512,474	524.5	$256,482
Craig R. Ramsey	4,092.3	—	629.0	—	629.0	307,582	314.5	153,791
Elizabeth Frank	—	—	210.0	—	210.0	102,690	104.5	51,101
John D. McDonald	2,046.1	—	629.0	—	629.0	307,582	314.5	153,791
Mark A. McDonald	2,046.1	—	210.0	—	210.0	102,690	104.5	51,101

(1)
The value of the shares shown in these columns were included in the "Stock Awards" and "Option Awards" column of the Summary Compensation Table in prior years based on grant date fair values.

(2)
The amount in this column is included in the All Other Compensation column of the Summary Compensation Table for T2012.

        Payment and Release of Escrowed Funds.    In connection with the closing of the Merger and as defined in the Merger Agreement, $35.0 million of consideration otherwise payable to equity holders was deposited in an Indemnity Escrow Fund and $2.0 million otherwise payable to equity holders was deposited in an account designated by the Stockholder Representative. On or following the Indemnity Escrow Termination Date and the release of all amounts remaining in the Indemnity Escrow Fund and the release of any portion of the Stockholder Representative Reserve, the Named Executive Officers would receive a maximum settlement in the future year as follows:

	2004 Stock Option Plan(1)	2004 Stock Option Plan	Restricted Stock (Time Vesting)(1)	Restricted Stock (Performance Vesting)(2)
Gerardo I. Lopez	$269,635	$179,757	$29,471	$14,749
Craig R. Ramsey	106,536	—	17,689	8,844
Elizabeth Frank	—	—	5,906	2,938
John D. McDonald	53,268	—	17,689	8,844
Mark A. McDonald	53,268	—	5,906	2,938

(1)
The value of the shares shown in these columns were included in the "Stock Awards" and "Option Awards" column of the Summary Compensation Table in prior years based on grant date fair values.

(2)
The amount in this column represents the maximum amount that will be included in the "All Other Compensation" column of the Summary Compensation Table in the year the Named Executive Officer receives payment.

Pension Benefits

        The following table presents information regarding the present value of accumulated benefits that may become payable to the Named Executive Officers under our qualified and nonqualified defined-benefit pension plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit(1) ($)	Payments During Transition Period ($)
Gerardo I. Lopez	—	—	$—	—
Craig R. Ramsey	Defined Benefit Retirement Income Plan	12.00	257,942	—
	Supplemental Executive Retirement Plan	12.00	133,741	—
Elizabeth Frank	—	—	—	—
John D. McDonald	Defined Benefit Retirement Income Plan	31.05	544,113	—
	Supplemental Executive Retirement Plan	31.05	282,118	—
Mark A. McDonald	Defined Benefit Retirement Income Plan	26.60	429,560	—
	Supplemental Executive Retirement Plan	26.60	208,342	—

(1)
The accumulated benefit is based on service and earnings considered by the plans for the period through December 31, 2012. The present value has been calculated assuming the Named Executive Officers will remain in service until age 65, the age at which retirement may occur without any reduction in benefits, and that the benefit is payable under the available forms of annuity consistent with the plans. The interest assumption is 4.17%. The post-retirement mortality assumption is based on the 2012 IRS Prescribed Mortality-Static Annuitant, male and female mortality table. See Note 12—Employee Benefit Plans of the Notes to the Company's audited Consolidated Financial Statements contained elsewhere in this prospectus for more information.

Pension and Other Retirement Plans

        We provide retirement benefits to the Named Executive Officers under the terms of qualified and non-qualified defined-benefit plans. The AMC Defined Benefit Retirement Income Plan is a tax-qualified retirement plan in which the Named Executive Officers participate on substantially the same terms as our other participating employees. However, due to maximum limitations imposed by ERISA and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined-benefit plan, the benefits that would otherwise be payable to the Named Executive Officers under the Defined Benefit Retirement Income Plan are limited. Because we did not believe that it was appropriate for the Named Executive Officers' retirement benefits to be reduced because of limits under ERISA and the Internal Revenue Code, we have non-qualified supplemental defined-benefit plans that permit the Named Executive Officers to receive the same benefit that would be paid under our qualified defined-benefit plan up to the old IRS limit, as indexed, as if the Omnibus Budget Reconciliation Act of 1993 had not been in effect. On November 7, 2006, our Board of Directors approved a proposal to freeze the AMC Defined Benefit Retirement Income Plan and the AMC Supplemental Executive Retirement Plan, effective as of December 31, 2006. As amended, benefits do not accrue after December 31, 2006, but vesting continues for associates with less than five years of vesting service. The material terms of the AMC Defined Benefit Retirement Income Plan and the AMC Supplemental Executive Retirement Plan are described below.

        AMC Defined Benefit Retirement Income Plan.    The AMC Defined Benefit Retirement Income Plan is a non-contributory defined-benefit pension plan subject to the provisions of ERISA. As mentioned above, the plan was frozen effective December 31, 2006.

        The plan provides benefits to certain of our employees based upon years of credited service and the highest consecutive five-year average annual remuneration for each participant. For purposes of calculating benefits, average annual compensation is limited by Section 401(a)(17) of the Internal Revenue Code, and is based upon wages, salaries and other amounts paid to the employee for personal services, excluding certain special compensation. Under the defined benefit plan, a participant earns a vested right to an accrued benefit upon completion of five years of vesting service.

        AMC Supplemental Executive Retirement Plan.    AMC also sponsors a Supplemental Executive Retirement Plan to provide the same level of retirement benefits that would have been provided under the retirement plan had the federal tax law not been changed in the Omnibus Budget Reconciliation Act of 1993 to reduce the amount of compensation which can be taken into account in a qualified retirement plan. The plan was frozen, effective December 31, 2006, and no new participants can enter the plan and no additional benefits can accrue thereafter.

        Subject to the forgoing, any individual who is eligible to receive a benefit from the AMC Defined Benefit Retirement Income Plan after qualifying for early, normal or late retirement benefits thereunder, the amount of which is reduced by application of the maximum limitations imposed by the Internal Revenue Code, is eligible to participate in the Supplemental Executive Retirement Plan.

        The benefit payable to a participant equals the monthly amount the participant would receive under the AMC Defined Benefit Retirement Income Plan without giving effect to the maximum recognizable compensation for qualified retirement plan purposes imposed by the Internal Revenue Code, as amended by Omnibus Budget Reconciliation Act of 1993, less the monthly amount of the retirement benefit actually payable to the participant under the AMC Defined Benefit Retirement Income Plan, each as calculated as of December 31, 2006. The benefit is an amount equal to the actuarial equivalent of his/her benefit, computed by the formula above, payable in either a lump sum (in certain limited circumstances, specified in the plan) or equal semi-annual installments over a period of two to ten years, with such form, and, if applicable, period, having been irrevocably elected by the participant.

        If a participant's employment with AMC terminates for any reason (or no reason) before the earliest date he/she qualifies for early, normal or late retirement benefits under the AMC Defined Benefit Retirement Income Plan, no benefit is payable under the Supplemental Executive Retirement Plan.

Nonqualified Deferred Compensation

        The following table presents information regarding the contributions to and earnings on the Named Executive Officers' deferred compensation balances during the Transition Period of March 30, 2012 through December 31, 2012:

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
Gerardo I. Lopez	$131,347	$—	$11,695	$—	$160,773
Craig R. Ramsey	21,801	—	6,242	—	236,865
Elizabeth Frank	—	—	—	—	—
John D. McDonald	44,021	—	9,237	—	199,237
Mark A. McDonald	36,956	—	19,387	(4,358)	412,581

(1)
These amounts represent payroll deductions for the applicable executive and are therefore included in the Summary Compensation Table.

(2)
Of the amounts shown in this column, the following amounts are reported as above-market earnings on deferred compensation in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table: Mr. Gerardo Lopez—$7,387 and Mr. John McDonald—$3,746, and Mr. Mark McDonald—$8,024.

(3)
The amounts reported include amounts included in Summary Compensation Table for current and prior years.

Non-Qualified Deferred Compensation Plan

        AMC permits the Named Executive Officers and other key employees to elect to receive a portion of their compensation reported in the Summary Compensation Table on a deferred basis. Deferrals of compensation during the Transition Period and in recent years have been made under the AMC Non-Qualified Deferred Compensation Plan. Participants of the plan are able to defer annual salary and bonus (excluding commissions, expense reimbursement or allowances, cash and non-cash fringe benefits and any stock-based incentive compensation). Amounts deferred under the plans are credited with an investment return determined as if the participant's account were invested in one or more investment funds made available by the Committee and selected by the participant. AMC may, but need not, credit the deferred compensation account of any participant with a discretionary or profit sharing credit as determined by AMC. The deferred compensation account will be distributed either in a lump sum payment or in equal annual installments over a term not to exceed 10 years as elected by the participant and may be distributed pursuant to in-service withdrawals pursuant to certain circumstances. Any such payment shall commence upon the date of a "Qualifying Distribution Event" (as such term is defined in the Non-Qualified Deferred Compensation Plan). The Qualifying Distribution Events are designed to be compliant with Section 409A of the Internal Revenue Code.

        Pursuant to his employment agreement, Mr. Gerardo Lopez is entitled to a one-time special incentive bonus of $2.0 million that vests at the rate of $400,000 per year over five years, effective March 2009, provided that he remains employed on each vesting date. The first four installments of the special incentive bonus were paid as of March 2013 and the fifth installment is payable upon vesting.

Potential Payments Upon Termination or Change of Control

        The following section describes the benefits that may become payable to certain Named Executive Officers in connection with a termination of their employment with Parent and/or a change of control of Parent, changes in responsibilities, salary or benefits.

        Assumptions.    As prescribed by the SEC's disclosure rules, in calculating the amount of any potential payments to the Named Executive Officers under the arrangements described below, we have assumed that the applicable triggering event (i.e., termination of employment and/or change of control) occurred on the last day of the Transition Period.

Gerardo I. Lopez

        Mr. Lopez's employment agreement, described above under "Employment Agreements—Salary and Bonus Payments," provides for certain benefits to be paid to Mr. Lopez in connection with a termination of his employment with AMC Entertainment Inc. under the circumstances described below.

        Severance Benefits.    In the event Mr. Lopez's employment is terminated during the employment term by AMC Entertainment without cause (other than due to death or "Disability"), or by Mr. Lopez pursuant to a termination for "Good Reason" or after a "Change of Control" (as those terms are defined in the employment agreement), Mr. Lopez will be entitled to severance pay equal to two times the sum of his base salary plus the average of each Annual Incentive Plan bonus paid to him during the 24 months preceding the severance date to be paid in equal installments over a period of twenty-four consecutive months. The remaining unpaid Special Incentive Bonus of $800,000 shall immediately vest in full upon Mr. Lopez's involuntary termination within twelve months after a change of control, as defined in the employment agreement.

        If Mr. Lopez had his employment terminated with us on December 31, 2012 pursuant to his employment agreement under the circumstances described in the preceding paragraph, we estimate that he would have been entitled to a cash payment equal to $1.6 million. This amount is derived by multiplying two by the sum of $776,100, which represents Mr. Lopez's annualized base salary rate in effect on December 31, 2012. Mr. Lopez also would have been entitled to a cash payment equal to the average of each Annual Incentive Plan bonus paid during the past 24 months. Mr. Lopez received an Annual Incentive Plan bonus for the Transition Period, based on calendar 2012 results, and for fiscal 2012 of $999,580 and $358,670, respectively, which would entitle him to receive an average Annual Incentive Plan cash payment of $679,125. The remaining two-fifths of the Special Incentive Bonus of $2.0 million, or $800,000, shall immediately vest and be paid in full upon Mr. Lopez's involuntary termination within twelve months after a change of control.

Other Named Executive Officers

        The employment agreements for each of the other Named Executive Officers, described above under "Employment Agreements—Salary and Bonus Payments," provide for certain benefits to be paid to the executive in connection with a termination of his/her employment with AMC or AMC Entertainment under the circumstances described below and/or a change of control of AMC or AMC Entertainment.

        Severance Benefits.    In the event the executive's employment is terminated during the employment term as a result of the executive's death or "Disability" or by AMC or AMC Entertainment pursuant to a "Termination Without Cause" or by the executive following certain changes in his/her responsibilities, annual base salary or benefits, the executive (or his/her personal representative) will be entitled to a lump cash severance payment equal to two years of his/her base salary then in effect. Ms. Frank will be entitled to receive cash severance payments equal to two years of her individual base salary in equal installments over a period of twenty-four consecutive months and, pursuant to her employment agreement, is not entitled to severance benefits for an employment termination resulting from death or "Disability".

        Upon a termination of employment with us on December 31, 2012 under the circumstances described in the preceding paragraph, we estimate that each Named Executive Officer (other than Mr. Lopez) would have been entitled to a lump sum cash payment as follows: Mr. Craig Ramsey—$890,000; Ms. Elizabeth Frank—$900,000; Mr. John McDonald—$870,000; and Mr. Mark McDonald—$650,000. These amounts are derived by multiplying the respective executive's annualized base salary rate in effect on December 31, 2012 by two.

        Restrictive Covenants.    Pursuant to each Named Executive Officer's employment agreement, the executive has agreed not to disclose any confidential information of AMC or AMC Entertainment at any time during or after his/her employment with AMC/AMC Entertainment.

Director Compensation—Transition Period

        The following section presents information regarding the compensation paid during Transition Period to members of our Board of Directors who are not our employees (referred to herein as "Non-Employee Directors"). The compensation paid to Mr. Gerardo I. Lopez, who is also an employee, is presented above in the Summary Compensation Table and the related explanatory tables. Mr. Lopez did not receive additional compensation for his service as a director.

Non-Employee Directors

        One of our non-employee directors, Anthony J. Saich, receives an annual cash retainer of $100,000, plus an annual cash retainer of $20,000 for serving on an audit committee and an annual cash retainer of $20,000 for serving on a compensation committee, plus $2,500 for each board meeting or committee meeting. The other three non-employee directors do not receive any compensation from the Company. Prior to the Merger, we paid our directors an annual cash retainer of $50,000, plus $1,500 for each meeting of the board of directors they attended in person or by phone, plus $1,000 for each committee meeting they attended. We also reimbursed all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In connection with the offering, we will modify the compensation program for our directors, see "—Post-offering Compensation—Changes to Compensation for Members of our Board of Directors."

        The following table presents information regarding the compensation of our non-employee Directors from March 30, 2012 through December 31, 2012:

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation ($)	All other Compensation ($)	Total ($)
Aaron J. Stone(1)	$1,500	$—	$—	$—	$—	$—	$1,500
Dr. Dana B. Ardi(1)	1,500	—	—	—	—	—	1,500
Stephen P. Murray(1)	1,500	—	—	—	—	—	1,500
Philip H. Loughlin(1)	1,500	—	—	—	—	—	1,500
Eliot P. S. Merrill(1)	3,500	—	—	—	—	—	3,500
Brion B. Applegate(1)	3,500	—	—	—	—	—	3,500
Lee Solomon(1)	3,500	—	—	—	—	—	3,500
Lin Zhang(2)	—	—	—	—	—	—	—
Chaohui Liu(2)	—	—	—	—	—	—	—
Ning Ye(2)	—	—	—	—	—	—	—
Anthony J. Saich(2)	91,666	—	—	—	—	—	91,666

(1)
On August 30, 2012, in connection with the consummation of the Merger, Aaron J. Stone, Dana B. Ardi, Stephen P. Murray, Philip H. Loughlin, Eliot P.S. Merrill, Brion B. Applegate, and Lee Solomon resigned as members of the Boards of Directors.

(2)
As a result of the Merger on August 30, 2012, Lin Zhang, Chaohui Liu, Ning Ye, and Anthony J. Saich were elected as members of the Company's Board of Directors.

Compensation Committee Interlocks and Insider Participation

        The Compensation Committee members whose names appear on the Compensation Committee Report were committee members during the period August 31, 2012 through December 31, 2012. Prior to the Merger, Stephen P. Murray, Aaron J. Stone, Eliot P.S. Merrill, and Philip Loughlin were Compensation Committee members during the period of March 30, 2012 through August 30, 2012. No member of the Compensation Committee who served at any time during the Transition Period is or has been a former or current executive officer of the Company or has had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity that has one or more executive officers serving on our Board of Directors or on the Compensation Committee during the period March 30, 2012 through December 31, 2012.

Risk Oversight

        The Board of Directors executes its oversight responsibility for risk management directly and through its Committees, as follows:

        The Audit Committee has primary oversight responsibility with respect to financial and accounting risks. The Audit Committee discusses with management the Company's major financial risk exposures and the Company's risk assessment and risk management policies. Management provides to the Audit Committee periodic assessments of the Company's risk management processes and systems of internal control. The Chairman of the Audit Committee reports to the full Board regarding material risks as deemed appropriate.

        The Board's other Committees oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks associated with our compensation policies and practices, with respect to both executive compensation and compensation generally. The Board of Directors is kept abreast of its Committees' risk oversight and other activities via reports of the Committee Chairmen to the full Board. These reports are presented at every regular Board of Directors meeting and include discussions of Committee agenda topics, including matters involving risk oversight.

        The Board of Directors considers specific risk topics, including risks associated with our Annual Operating Plan and our capital structure. In addition, the Board of Directors receives detailed regular reports from the members of our SLT that include discussions of the risks and exposures involved in their respective areas of responsibility. Further, the Board of Directors is routinely informed of developments that could affect our risk profile or other aspects of our business.

Policies and Practices as They Relate to Risk Management

        The Compensation Committee believes the elements of the Company's executive compensation program effectively link performance-based compensation to financial goals and stockholders' interests without encouraging executives to take unnecessary or excessive risks in the pursuit of those objectives. The Compensation Committee believes that the overall mix of compensation elements is appropriately balanced and does not encourage the taking of short-term risks at the expense of long-term results. The long term incentive plan awards are payable in cash on an annual basis and are subject to the Company achieving a predetermined adjusted net profit target (as defined in the plan) for each plan year ending on December 31, 2012, 2013, 2014, and 2015. The Compensation Committee believes the long-term incentive bonus awards allow the Company to attract, retain and provide incentives to a talented management team, together with the Company stock owned by its executives, appropriately links the long-term interests of executives and stockholders, and balances the short-term nature of annual incentive cash bonuses and any incentives for undue risk-taking in our other compensation arrangements. Following the offering, we expect to adopt a new equity incentive plan. See "—Post-offering Compensation—2013 Equity Incentive Plan."

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding beneficial ownership of our capital stock as of November 1, 2013 after giving effect to the Reclassification, with respect to:

  •
  each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of any class of its capital stock, together with their addresses;

  •
  each of our directors and director nominees;

  •
  each of our Named Executive Officers; and

  •
  all directors and nominees and executive officers as a group.

Percentage of Shares Beneficially Owned
Name and Address	Number of Shares Beneficially Owned	Before Offering	After Offering
5% Beneficial Owners:
Wanda America Investment Holding Co. Ltd., a wholly-owned indirect subsidiary of Dalian Wanda Group Co., Ltd.(1)		99.77%
Directors, Director Nominees and Named Executive Officers:
Gerardo I. Lopez(2)		*
Craig R. Ramsey(2)		*
Elizabeth Frank(2)		*
John D. McDonald(2)		*
Mark A. McDonald(2)		*
Lin Zhang(3)		*
Anthony J. Saich		*
Chaohui Liu(3)		*
Lloyd Hill		*
Ning Ye(3)		*
Jian Wang(3)		*
All directors, director nominees and executive officers as a group (16 persons)		*

*
less than 1%

(1)
Wanda is beneficially owned by Mr. Jianlin Wang.

The address of Wanda America Investment Holding Co. Ltd. is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

(2)
The address of such person is c/o AMC Entertainment Holdings, Inc., 11500 Ash Street, Leawood, Kansas 66211.

(3)
Mr. Zhang, Mr. Liu, Mr. Ye and Mr. Wang are employees of Dalian Wanda Group Co., Ltd., an affiliate of Wanda America Investment Holding Co. Ltd. None of them have the power to dispose or vote any of our capital stock held by Wanda America Investment Holding Co. Ltd. Wanda America Investment Holding Co. Ltd.'s ownership of our shares is set forth in the table above under the caption "Principal Stockholders." The address of each of Mr. Zhang, Mr. Liu, Mr. Ye and Mr. Wang is c/o Wanda America Investment Holding Co. Ltd. c/o the Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

        As of September 30, 2013 we had $2.2 billion of outstanding indebtedness. The following is a summary of provisions relating to our indebtedness.

Senior Secured Credit Facility

        On April 30, 2013, AMCE entered into a new $925.0 million senior secured credit facility, the proceeds of which were used to repay its prior credit facility, for the payment of related fees and expenses and for working capital and general corporate purposes including acquisitions. The senior secured credit facility is comprised of:

  •
  a $775.0 million term loan, maturing on April 30, 2020; and

  •
  a $150.0 million revolving credit facility maturing on April 30, 2018.

        As of September 30, 2013, $771.1 million of principal was outstanding on the term loan and approximately $11.5 million in letters of credit issued under the senior secured credit facility were outstanding, leaving $138.5 million available under our revolving credit facility.

Interest Rate and Fees

        The borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (and subject to a 1.75% base rate floor) (1) the base rate of Citibank, N.A., (2) the federal funds rate plus 1/2 of 1% and (3) the LIBOR rate described below for an interest period of one month plus 1.00% or (b) a LIBOR rate (subject to a 0.75% LIBOR floor) determined by reference to the offered rate for deposits in U.S. dollars appearing on the applicable Reuters screen for the interest period relevant to such borrowing adjusted for certain additional reserves. The current applicable margin for borrowings under the revolving credit facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings (which margins may be reduced subject to our attaining certain net senior secured leverage ratios), the applicable margin for borrowings under the term loan is 1.75% with respect to base rate borrowings and 2.75% with respect to LIBOR borrowings.

        In addition to paying interest on outstanding principal under the senior secured credit facility, AMCE is required to pay a quarterly unused commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum.

Prepayments

        The senior secured credit facility requires AMCE to prepay outstanding term loans, subject to certain exceptions, with:

  •
  Commencing with the fiscal year ended on or about December 31, 2014, 50% of AMCE's excess cash flow for each fiscal year if AMCE's net senior secured leverage ratio is greater than a certain threshold as of the last day of such fiscal year, if and to the extent excess cash flow exceeds $20.0 million for such fiscal year;

  •
  100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, subject to certain reinvestment rights, exceptions and limitations; and

  •
  100% of the net proceeds of any incurrence of debt other than debt permitted under the senior secured credit facility.

        Subject to a 101% "soft call" with respect to any prepayment or refinancing of the term loans prior to October 30, 2010, AMCE may voluntarily repay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

Amortization

        Balances under the term loan amortize each year in amounts equal to 1.00% of the initial principal balance of the term loans, payable in equal quarterly installments, with the remaining balance payable at maturity.

Guarantee and Security

        All obligations under the senior secured credit facility are unconditionally guaranteed by, subject to certain exceptions, each of AMCE's existing and future direct and indirect wholly-owned domestic subsidiaries.

        All obligations under the senior secured credit facility, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements with lenders and their affiliates), are secured by a pledge of substantially all of AMCE's assets as well as those of each subsidiary guarantor, including, but not limited to, the following, and subject to certain exceptions:

  •
  a pledge of 100% of the equity interests of substantially all of AMCE's domestic subsidiaries and 65% of the voting (and 100% of the non-voting) equity interests of AMCE's "first-tier" foreign subsidiaries; and

  •
  a security interest in substantially all of AMCE's tangible and intangible assets as well as those of each subsidiary guarantor.

Certain Covenants and Events of Default

        The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, AMCE's ability, and the ability of AMCE's subsidiaries, to:

  •
  sell assets;

  •
  incur additional indebtedness;

  •
  prepay other indebtedness (including the Notes due 2020);

  •
  pay dividends and distributions or repurchase its capital stock;

  •
  create liens on assets;

  •
  make investments;

  •
  make certain acquisitions;

  •
  engage in mergers or consolidations;

  •
  engage in certain transactions with affiliates;

  •
  amend certain charter documents and material agreements governing its subordinated indebtedness;

  •
  change the business conducted by AMCE and its subsidiaries; and

  •
  enter into agreements that restrict dividends from subsidiaries.

        In addition, the senior secured credit facility requires AMCE to maintain a maximum net senior secured leverage ratio as long as the commitments under the revolving credit facility remain outstanding.

        The senior secured credit facility also contains certain customary affirmative covenants and events of default.

        Parent is not a party to the senior secured credit facility and as a result is not subject to the covenants listed above.

Notes due 2019, Notes due 2020

        On June 9, 2009, AMCE sold $600.0 million aggregate principal amount of its Notes due 2019. The Notes due 2019 bear interest at the rate of 8.75% per annum, payable in June and December of each year. The Notes due 2019 are redeemable at our option, in whole or in part, at any time on or after June 1, 2014 at 104.375% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after June 1, 2017, plus interest accrued to the redemption date. The Notes due 2019 are unsecured and rank equally with all of AMCE's existing and future senior indebtedness (as defined in the indenture for the Notes due 2019). As of September 30, 2013, we had $649.5 million carrying value outstanding under our Notes due 2019.

        On December 15, 2010, AMCE sold $600.0 million aggregate principal amount of its Notes due 2020. The Notes due 2020 bear interest at a rate of 9.75% per annum, payable in June and December of each year. The Notes due 2020 are redeemable at our option, in whole or in part, at any time on or after December 1, 2015 at 104.875% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after December 1, 2018. In addition, AMCE may redeem up to 35% of the aggregate principal amount of the Notes due 2020 using net proceeds from certain equity offerings completed on or prior to December 1, 2013. As of September 30, 2013, we had $656.8 million carrying value outstanding under our Notes due 2020.

        The indentures relating to the outstanding notes allow AMCE to incur all permitted indebtedness (as defined therein) without restriction, which includes all amounts borrowed under the senior secured credit facility. The indentures also allow AMCE to incur additional debt as long as it can satisfy the coverage ratio of each indenture after giving effect thereto on a pro forma basis.

        The indentures also contain covenants limiting dividends, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets, and require AMCE to make an offer to purchase such notes upon the occurrence of a change in control, as defined in the indentures. These covenants are substantially similar to the covenants in all the indentures are subject to a number of important qualifications. The indentures do not impose any limitation on the incurrence of liabilities that are not considered "indebtedness" under the indentures, such as certain sale/leaseback transactions; nor do the note indentures impose any limitation on the amount of liabilities incurred by our subsidiaries, if any, that might be designated as "unrestricted subsidiaries" (as defined in the indentures). Furthermore, AMCE is not restricted from making advances to, or investing in, other entities (including unaffiliated entities) and its subsidiaries are not restricted from entering into agreements restricting its ability to pay dividends or otherwise transfer funds to it.

        The indenture relating to the Notes due 2020, also contains provisions subordinating AMCE's obligations under those notes to its obligations under its existing senior secured credit facility and other senior indebtedness. These include a provision that applies if there is a payment default under its existing senior secured credit facility or other senior indebtedness and one that applies if there is a non-payment default that permits acceleration of indebtedness under its existing senior secured credit facility. If there is a payment default under the senior secured credit facility or other senior indebtedness, generally no payment may be made on any of the Notes due 2020 until such payment default has been cured or waived or such senior indebtedness had been discharged or paid in full. If there is a non-payment default under the senior secured credit facility, or with respect to designated senior indebtedness (as defined), if any, that would permit the lenders to accelerate the maturity date of the existing senior secured credit facility or any such designated senior indebtedness, no payment may be made on the Notes due 2020 for a period (a "payment blockage period") commencing upon the receipt by the indenture trustees for the Notes due 2020 of notice of such default and ending up to 179 days thereafter. Not more than one payment blockage period may be commenced during any period of 365 consecutive days. AMCE's failure to make payment on the Notes due 2020 when due or within any applicable grace period, whether or not occurring under a payment blockage period, will be an event of default with respect to such existing Notes due 2020.

        The proceeds of this offering will be used for general corporate purposes, which may include, among other things, capital expenditures and retirement of outstanding indebtedness, which may include our 8.75% Senior Fixed Rate Notes due 2019. However, we have not made a definitive determination as to how to allocate these proceeds among these and other possible general corporate purposes and we do not anticipate doing so prior to the completion of this offering. See "Risk Factors—We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment." See "Use of Proceeds."

        As of September 30, 2013, AMCE was in compliance with all financial covenants relating to the senior secured credit facility, the Notes due 2019, and the Notes due 2020.

        Parent is not a party to the indentures relating to the outstanding notes and as a result is not subject to the covenants listed above.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        As a public company we will have a policy that will ensure that all transactions with related parties are fair, reasonable and in the parties' best interest. In this regard, generally the board of directors or one of the committees reviews material transactions between the Company and related parties to determine that, in their best business judgment, such transactions meet that standard. We believe that each of the transactions described below is on terms at least as favorable to it as could have been obtained from an unaffiliated third party. Set forth below is a description of certain transactions which have occurred since April 2, 2010 or which involve obligations that remain outstanding as of September 30, 2013.

        For a description of certain employment agreements between us and Messrs. Gerardo I. Lopez, John D. McDonald, Craig R. Ramsey, Elizabeth Frank and Mark A. McDonald see "Compensation Discussion and Analysis—Compensation of Named Executive Officers."

Merger Agreement

        As part of the Merger, we entered into an Agreement and Plan of Merger with Wanda (the "Merger Agreement"). Pursuant to the agreement, at the effective time of the merger, Wanda Film Exhibition Co. Ltd., an entity indirectly owned by Wanda was merged with and into the Company. As a result of the merger, Wanda, became our majority stockholder. For further information about the Merger, see Note 2—Merger of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Subscription Agreement

        On the Closing Date of the Merger, Parent and certain members of management (the "Management Shareholders") entered into Management Subscription Agreements (the "Subscription Agreements"). Pursuant to the Subscription Agreement, each Management Shareholder agreed to purchase Class N shares of Parent at the price paid by Wanda for the Class A shares of Parent purchased in connection with the Merger.

Management Stockholders Agreement

        On the closing of the Merger, Parent and Wanda entered into a management stockholders agreement with members of management.

        Transfer Restrictions.    Under the management stockholders agreement, each management shareholder agreed, subject to customary exceptions, not to transfer any shares of Parent acquired in connection with the Merger or acquired after the date of the Merger without the written consent of Wanda prior to the earliest to occur of (i) January 1, 2016 or (ii) the date on which Parent consummates its initial public offering (the "Release Date"). Until the second anniversary following the Release Date, each management shareholder agreed to restrictions on the number of shares of Parent common stock they may transfer.

        Put Rights.    During the period beginning on January 1, 2016 (or upon the termination of a management stockholder's employment by us without cause, by the management stockholder for good reason, or due to the management stockholder's death or disability) and ending on the earlier of (i) January 1, 2019 and (ii) the date of a qualified public offering, the management shareholders have the right to require Parent to purchase their shares at a price equal to the price per share paid by such management shareholder pursuant to their Subscription Agreement, with appropriate adjustments for any subsequent events such as dividends, splits, combinations and the like (the "Purchase Price per Share"). If Parent has not consummated a qualified public offering by January 1, 2019, then during the period beginning on January 1, 2019 and ending on the date of a qualified public offering, the management shareholders have the right to require Parent to purchase their shares at a price equal to the greater of (i) the fair market value of the shares and (ii) the Purchase Price per Share. Following a qualified public offering, the Management Shareholders will have the right, in limited circumstances, to require Parent to purchase shares of Parent that are not fully and freely tradeable

        Tag-Along Rights.    Prior to a qualified public offering, the management shareholders each have customary tag-along rights, which are the rights to include its shares of Parent, on the same terms and conditions, in any sale by Wanda or its affiliates to an independent third party, on a proportional basis based on relative ownership levels at that time.

        Drag-Along Rights.    Prior to a qualified public offering, in connection with the transfer by Wanda and its affiliates of at least 75% of the shares of Parent held by them to an independent third party, Wanda may require that the management shareholders transfer a proportionate number shares of Parent in that sale at the same purchase price as received by Wanda.

        Piggyback Registration Rights.    Subject to specified limitations, all management shareholders have unlimited piggyback registration rights. Parent has agreed to pay all registration expenses relating to these registrations.

Registration Rights Agreement

        At the time of the Offering, we expect to enter into a registration rights agreement with Wanda (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company will agree to use its best efforts to effect registered offerings upon request from Wanda and to grant incidental or "piggyback" registration rights with respect to any registrable securities held by Wanda.

        The obligation to effect any demand for registration by Wanda will be subject to certain conditions, including limitations on the number of demand registrations and limitations on the minimum value of securities to be registered. In connection with any registration effected pursuant to the terms of the Registration Rights Agreement, we will be required to pay for all of the fees and expenses incurred in connection with such registration, including registration fees, filing fees and printing fees. However, the underwriting discounts and selling commissions payable in respect of registrable securities included in any registration are to be paid by Wanda. We have also agreed to indemnify the holders of registrable securities against all claims, losses, damages and liabilities with respect to each registration effected pursuant to the Registration Rights Agreement.

Capital Contributions

        On August 31, 2012, Wanda made a capital contribution of $50.0 million in cash to us, in exchange for 96,688 shares of our existing Class A common stock.

        On September 27, 2012, Wanda made a capital contribution of $50.0 million in cash to us, in exchange for 96,688 shares of our existing Class A common stock.

Tax Sharing Agreement

        At the time of the Offering, we expect to enter into a tax agreement with a U.S. subsidiary of Wanda. Pursuant to the tax agreement, for any period that we were members of any consolidated or other tax group of which the Wanda subsidiary was the common parent, we will pay the group's tax liabilities attributable to our activities up to the amount that would be payable by us if Parent were the common parent of the consolidated or other tax group and, in addition, we will have the right to control the filing of tax returns, audits and other tax matters of any such consolidated or other tax group.

Amended and Restated Fee Agreement

        Prior to the Merger, Parent was owned by the Former Sponsors, other co-investors and by certain members of management as follows: JPMP (20.834%); Apollo (20.834%); Bain (15.126%); Carlyle (15.126%); Spectrum (9.788%); Weston Presidio Capital IV, L.P. and WPC Entrepreneur Fund II, L.P. (3.909%); Co-Investment Partners, L.P. (3.909%); Caisse de Depot et Placement du Quebec (3.127%); AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II B.V. and AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (2.736%); SSB Capital Partners (Master Fund) I, L.P. (1.955%); CSFB Strategic Partners Holdings II, L.P., CSFB Strategic Partners Parallel Holdings II, L.P., and GSO Credit Opportunities Fund (Helios), L.P. (1.564%); Credit Suisse Anlagestiftung, Pearl Holding Limited, Vega Invest (Guernsey) Limited and Partners Group Private Equity Performance Holding Limited (0.782%); Screen Investors 2004, LLC (0.152%); and current and former members of management (0.158%).

        Prior to the Merger, we were party to an Amended and Restated Fee Agreement with the Former Sponsors, which provided for an annual management fee of $5 million, payable quarterly and in advance to each Former Sponsor, on a pro rata basis, until the 12th anniversary from December 23, 2004, and such time as the Former Sponsors own less than 20% in the aggregate of our company. In addition, the fee agreement provided for reimbursements by us to the Former Sponsors for their out-of-pocket expenses. The Amended and Restated Agreement terminated on June 11, 2007, in connection with a separate transaction, and was superseded by a substantially identical agreement entered into by us, the Former Sponsors and our other stockholders.

        Upon the consummation of a change of control transaction or an initial public offering, each of the Former Sponsors were entitled to receive, in lieu of quarterly payments of an annual management fee of $5.0 million, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Former Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. The Former Sponsors waived their right to the payment referred to above that was triggered by the Merger. As a result of the Merger, we ceased paying the annual management fee of $5.0 million to the Former Sponsors.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

        The following description of material terms of our capital stock and certain provisions of our certificate of incorporation and bylaws, each of which will be in effect on the closing of this offering, are summaries and are qualified by reference to the certificate of incorporation and the bylaws, copies of which have been filed as exhibits to the registration statement, of which this prospectus forms a part.

        Our authorized capital stock consists of:

  •
  shares of Class A common stock, par value $0.01 per share;

  •
  shares of Class B common stock, par value $0.01 per share; and

  •
  shares of preferred stock, par value $0.01 per share.

Common Stock

        At the completion of this offering, there will be            shares of Class A common stock issued and outstanding and             shares of Class B common stock issued and outstanding.

Voting Rights

        Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to three votes per share. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders, unless otherwise required by law.

        Our directors will be elected by all of our common stockholders voting together as a single class.

        Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of our outstanding voting power. Except as otherwise required by the DGCL, our certificate of incorporation or the voting rights granted to any preferred stock we subsequently issue, the holders of outstanding shares of common stock and preferred stock entitled to vote thereon, if any, will vote as one class with respect to all matters to be voted on by our stockholders. Under the DGCL, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Conversion

        Our Class A common stock is not convertible into any other shares of our capital stock.

        Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock shall convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation.

        All authorized shares of Class B common stock shall automatically convert to Class A common stock if and when the holders of our Class B common stock collectively hold less than 30% of the aggregate number of outstanding shares of our common stock. Once transferred and converted into Class A common stock, the Class B common stock shall not be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Dividends

        Holders of our Class A common stock and Class B common stock will share ratably (based on the number of shares of common stock held) in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock.

Other Rights

        Upon our liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, will be entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of any class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Preferred Stock

        Upon the closing of this offering, our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of            shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Upon the closing of this offering, there will be no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock. See "—Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws."

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

        Certain provisions of our amended and restated certificate of incorporation and bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect against an unsolicited proposal for a takeover of us that might affect the long term value of our stock or that may be otherwise unfair to our stockholders. For example, our amended and restated certificate of incorporation and bylaws:

  •
  provide for a classified board of directors, pursuant to which our board of directors will be divided into three classes whose members will serve three-year staggered terms;

  •
  provide that the size of the board of directors will be set by members of the board, and any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office;

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  do not permit stockholders to take action by written consent unless Wanda owns shares of our outstanding common stock representing at least 50.1% of the total voting power;

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  provide that, except as otherwise required by law, special meetings of stockholders can only be called by our board of directors;

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  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors;

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  limit consideration by stockholders at annual meetings to only those proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting;

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  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares or establish a stockholders rights plan making a takeover more difficult and expensive; and

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  do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

        Our amended and restated certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company's board of directors. Although we have elected to opt out of the statute's provisions, we could elect to be subject to Section 203 in the future.

Special Meeting of Stockholders

        Special meetings of our stockholders may be called only by a majority of our directors.

Actions by Written Consent

        Stockholder action by written consent in lieu of a meeting may only be taken so long as Wanda owns common stock representing a majority of our outstanding voting power. Thereafter, stockholder action can be taken only at an annual or special meeting of stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year's annual meeting of our stockholders, a stockholder's notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Certificate of Incorporation or Bylaws

        Our certificate of incorporation provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend our certificate of incorporation or bylaws. In addition, under the DGCL, an amendment to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Subject to our bylaws, our board of directors may from time to time make, amend, supplement or repeal our bylaws by vote of a majority of our board of directors.

Registration Rights

        Pursuant to the management stockholders agreement, described above in "Certain Relationships and Related Party Transactions—Management Stockholders Agreement," certain members of management who will hold in the aggregate approximately             shares of our Class A common stock (after giving effect to the exercise of stock options), will have the right subject to various conditions and limitations, to include such shares of our common stock in future registration statements relating to our Class A common stock. These registration rights of our stockholders could impair the prevailing market price and impair our ability to raise capital by depressing the price at which we could sell our common stock.

Limitation of Liability and Indemnification of Directors and Officers

        As permitted by the Delaware General Corporation Law, or DGCL, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors and officers for monetary damages for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, directors and officers exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for:

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  any breach of the person's duty of loyalty to us or our stockholders;

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  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

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  any transaction from which the person derived an improper personal benefit.

        These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

        As permitted by the DGCL, our certificate of incorporation and bylaws provide that:

  •
  we will indemnify our current and former directors and officers and anyone who is or was serving at our request as the director or officer of, or our legal representative in, another entity, and may indemnify our current or former employees and other agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

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  we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

        We currently maintain liability insurance for our directors and officers.

        Our certificate of incorporation requires us to advance expenses to our directors and officers in connection with a legal proceeding, subject to receiving an undertaking from such director or officer to repay advanced amounts if it is determined he or she is not entitled to indemnification. Our bylaws provide that we may advance expenses to our employees and other agents, upon such terms and conditions, if any, as we deem appropriate.

        We intend to enter into separate indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance, if available on reasonable terms.

        Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Provisions of our Certificate of Incorporation Relating to Corporate Opportunities

        To address situations in which officers or directors have conflicting duties to affiliated corporations, Section 122(17) of the Delaware General Corporation Law allows a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in specified classes or categories of business opportunities. As such, and in order to address potential conflicts of interest between us and Wanda and its subsidiaries, our Certificate of Incorporation contains provisions regulating and defining, to the fullest extent permitted by law, the conduct of our affairs as they may involve Wanda and its officers and directors.

        Our Certificate of Incorporation provides that, subject to any written agreement to the contrary, Wanda will have no duty to refrain from engaging in the same or similar activities or lines of business that we engage in, and, except as set forth in our Certificate of Incorporation, neither Wanda nor its officers or directors will be liable to us or our stockholders for any breach of any fiduciary duty due to any such activities of Wanda.

        Our Certificate of Incorporation also provides that we may from time to time be or become a party to and perform, and may cause or permit any subsidiary to be or become a party to and perform, one or more agreements (or modifications or supplements to pre-existing agreements) with Wanda. With limited exceptions, to the fullest extent permitted by law, no such agreement, nor the performance thereof in accordance with its terms by us or any of our subsidiaries or Wanda, shall be considered contrary to any fiduciary duty to us or our stockholders of any director or officer of ours who is also a director, officer or employee of Wanda. With limited exceptions, to the fullest extent permitted by law, no director or officer of ours who is also a director, officer or employee of Wanda shall have or be under any fiduciary duty to us or our stockholders to refrain from acting on behalf of us or any of our subsidiaries or on behalf of Wanda in respect of any such agreement or performing any such agreement in accordance with its terms.

        Our Certificate of Incorporation further provides that if one of our directors or officers who is also a director or officer of Wanda acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both Wanda and us, the director or officer will have satisfied his or her fiduciary duty to us and our stockholders with respect to that corporate opportunity if he or she acts in a manner consistent with the following policy:

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  a corporate opportunity offered to any person who is an officer of ours and who is also a director but not an officer of Wanda, will belong to us unless the opportunity is expressly offered to that person in a capacity other than such person's capacity as one of our officers, in which case it will not belong to us;

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  a corporate opportunity offered to any person who is a director but not an officer of ours, and who is also a director or officer of Wanda, will belong to us only if that opportunity is expressly offered to that person in that person's capacity as one of our directors; and

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  a corporate opportunity offered to any person who is an officer of both Wanda and us will belong to us only if that opportunity is expressly offered to that person in that person's capacity as one of our officers.

        Notwithstanding these provisions, our Certificate of Incorporation does not prohibit us from pursuing any corporate opportunity of which we become aware.

        These provisions in our Certificate of Incorporation will no longer be effective on the date that none of our directors or officers are also directors or officers of Wanda.

        If our Certificate of Incorporation did not include provisions setting forth the circumstances under which opportunities will belong to us and regulating the conduct of our directors and officers in situations where their duties to us and Wanda conflict, the actions of our directors and officers in each such situation would be subject to the fact-specific analysis of the corporate opportunity doctrine as articulated under Delaware law. Under Delaware law, a director of a corporation may take a corporate opportunity, or divert it to another corporation in which that director has an interest, if (i) the opportunity is presented to the director or officer in his or her individual capacity, (ii) the opportunity is not essential to the corporation, (iii) the corporation holds no interest or expectancy in the opportunity and (iv) the director or officer has not wrongfully employed the resources of the corporation in pursing or exploiting the opportunity. Based on Section 122(17) of the Delaware General Corporation Law, we do not believe the corporate opportunity guidelines set forth in our Certificate of Incorporation conflict with Delaware law. If, however, a conflict were to arise between the provisions of our Certificate of Incorporation and Delaware law, Delaware law would control.

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock is expected to be Computershare Trust Company, N.A.

Listing

        We will apply to list the Class A common stock on the New York Stock Exchange under the symbol "AMC".

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A common stock, and no predictions can be made about the effect, if any, that market sales of shares of our Class A common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our Class A common stock in the public market may have an adverse effect on the market price for our Class A common stock and could impair our ability to raise capital through future sales of our securities. See "Risk Factors—Risks Related to this Offering—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock."

Sale of Restricted Shares and Lock-Up Agreements

        Upon completion of this offering, we will have an aggregate of            shares of our Class A common stock outstanding and            share of our Class B common stock outstanding.

        Of these shares, the            shares of our Class A common stock to be sold in this offering, or            shares if the underwriters' option to purchase additional shares is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our "affiliates" as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144.

        The remaining            shares of our Class A common stock and non-voting common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act, subject to the contractual provisions of our agreements with Wanda. See "Certain Relationships and Related Party Transactions—Management Stockholders Agreement."

        Wanda, who would hold in the aggregate            shares of our Class B common stock, and our directors and officers who would hold in the aggregate            shares of our Class A common stock, are subject to various lock-up agreements that prohibit the holders from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 365 days and 180 days, respectively, after the date of the final prospectus for this offering.

        In the event that either (1) during the last 17 days of the applicable "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the applicable "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable "lock-up" period, then in either case the expiration of the applicable "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable.

Equity Incentive Plan

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued, including the Offering Bonus Shares, or reserved for issuance under our new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Rule 144

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Registration Rights

        Pursuant to the management stockholders agreement, described above in "Certain Relationships and Related Party Transactions—Management Stockholders Agreement," certain members of management who will hold in the aggregate approximately             shares of our Class A common stock, will have the right subject to various conditions and limitations, to include such shares of our common stock in future registration statements relating to our Class A common stock. These registration rights of our stockholders could impair the prevailing market price and impair our ability to raise capital by depressing the price at which we could sell our common stock.

        Pursuant to the registration rights agreement described above in "Certain Relationships and Related Party Transactions—Registration Rights Agreement," Wanda will have the right subject to various conditions and limitations, to request that the Company effect registered offerings of any registrable securities held by Wanda and will have incidental or "piggyback" registration rights with respect to the registrable securities it holds.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

        The following discussion describes U.S. federal income and, to a limited extent, certain estate tax consequences to Non-U.S. Holders (as defined below) of ownership and disposition of our Class A common stock. This discussion is limited to Non-U.S. Holders who hold our Class A common stock as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This description is based on the Code, administrative pronouncements, judicial decisions and existing and proposed Treasury regulations, and interpretations of the foregoing, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. The description does not discuss all of the tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain investment income, any state, local or foreign taxes or any U.S. federal tax laws other than U.S. federal income tax laws and, to a limited extent, certain estate tax laws (such as gift tax laws).

        You are urged to consult with your own tax advisor concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our Class A common stock, as well as the application of any state, local, and foreign income and other tax laws.

        As used in this section, a "Non-U.S. Holder" is a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes:

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  any individual who is a citizen or resident of the United States,

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  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any State thereof or the District of Columbia,

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  any estate the income of which is subject to U.S. federal income taxation regardless of its source, or

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  any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If you are an individual, you may, in certain cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States (i) for at least 183 days during the calendar year, or (ii) for at least 31 days in the calendar year and for an aggregate of at least 183 days during the 3-year period ending in the current calendar year. For purposes of (ii), all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

        If any entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Special rules may apply if a Non-U.S. Holder is a "controlled foreign corporation" or "passive foreign investment company," as defined under the Code, and to certain expatriates or former long-term residents of the U.S. If you fall within any of the foregoing categories, you should consult with your own tax advisor about the tax consequences of acquiring, holding, and disposing of our Class A common stock.

U.S. Trade or Business Income

        For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our Class A common stock will be considered to be "U.S. trade or business income" if such income or gain is:

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  effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, and

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  in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

        Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional "branch profits tax" at a 30% rate (or a lower rate that may be specified by an applicable tax treaty).

Distributions on Class A Common Stock

        Distributions paid on our Class A common stock will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes ("Tax E&P"). If a distribution exceeds our Tax E&P, such excess will constitute a return of capital that reduces, but not below zero, a Non-U.S. Holder's tax basis in our Class A common stock. Any remainder will constitute gain from the sale or exchange of our Class A common stock. Dividends, if any, that are paid to a Non-U.S. Holder of our Class A common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. However, dividends that are U.S. trade or business income are not subject to the withholding tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of an applicable tax treaty, a Non-U.S. Holder must provide us or our paying agent with a properly executed Internal Revenue Service ("IRS") Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty), or any successor form that the IRS designates, as applicable, prior to the payment of the dividends. These IRS forms must be periodically updated.

        Because it will generally not be known, at the time a Non-U.S. Holder receives any distribution on our Class A common stock, whether the distribution was paid out of our Tax E&P and therefore whether the distribution will be treated as a dividend for U.S. federal income tax purposes, we expect that a withholding agent will deduct and withhold U.S. tax at the applicable rate on all distributions that a Non-U.S. Holder receives on our Class A common stock. If it is later determined that a distribution on our Class A common stock was not a dividend, in whole or in part, a Non-U.S. Holder may be entitled to claim a refund of the U.S. tax withheld with respect to that portion of the distribution, provided that the required information is timely furnished to the IRS. We will notify the holders of our Class A common stock if we make a distribution on our Class A common stock that was not a dividend either by (i) delivering a copy of IRS Form 8937 ("Report of Organizational Actions Affecting Basis of Securities"), which will also be filed with the IRS, to holders of record of our Class A common stock or (ii) posting a copy of the completed form on our website.

Dispositions of Class A Common Stock

        Subject to the discussion below on backup withholding and other withholding requirements, gain realized by a Non-U.S. Holder on a sale, exchange or other disposition of our Class A common stock generally will not be subject to U.S. federal income or withholding tax, unless:

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  the gain is U.S. trade or business income,

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  the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met, or

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  we are, or have been, a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our Class A common stock and the Non-U.S. Holder's holding period for our Class A common stock.

        Generally, a corporation is a USRPHC if the fair market value of its "United States real property interests" equals 50% or more of the sum of the fair market value of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, amount to 5% or less of our Class A common stock at all times during the applicable period, provided that our Class A common stock is regularly traded on an established securities market. We believe we have not been and are not currently a USRPHC, and do not anticipate being a USRPHC in the future. No assurance can be given, however, that we will not be a USRPHC or that our Class A common stock will be considered regularly traded on an established securities market when a Non-U.S. Holder disposes of shares of our Class A common stock. Non-U.S. Holders should consult with their tax advisors about the tax consequences that could result if we are, or become, a USRPHC.

Federal Estate Taxes

        Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

        Any dividends that are paid to a Non-U.S. Holder must be reported annually to the IRS and to the Non-U.S. Holder. Copies of these information returns also may be made available to the tax authorities of the country in which the Non-U.S. Holder resides under the provisions of various treaties or agreements for the exchange of information. Unless the Non-U.S. Holder is an exempt recipient, dividends paid on our Class A common stock and the gross proceeds from a taxable disposition of our Class A common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding (at a rate of 28%) if such Non-U.S. Holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of any IRS Form W-8 appropriate to the Non-U.S. Holder's circumstances will satisfy the certification requirements necessary to avoid the backup withholding tax as well.

        Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Requirements

        Non-U.S. Holders of our Class A common stock may be subject to U.S. withholding tax at a rate of 30% under sections 1471 through 1474 of the Code (commonly referred to as "FATCA"). This withholding tax may apply if a Non-U.S. Holder (or any foreign intermediary that receives a payment on a Non-U.S. Holder's behalf) does not comply with certain U.S. informational reporting requirements. The payments potentially subject to this withholding tax include dividends on, and gross proceeds from the sale or other disposition of, our Class A common stock. If FATCA is not complied with, the withholding tax described above will apply to dividends paid on or after July 1, 2014, and to gross proceeds from the sale or other disposition of our Class A common stock on or after January 1, 2017. Non-U.S. Holders should consult their tax advisors regarding the possible implications of FATCA for their investment in our Class A common stock.

        You should consult your own tax advisor as to particular tax consequences to you of acquiring, holding, and disposing of our Class A common stock, including the applicability and effect of other U.S. federal, state, local or foreign tax laws, and of any proposed changes in applicable law.

UNDERWRITING

        Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares of Class A Common Stock
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
B. Riley & Co., LLC
Barrington Research Associates, Inc.
FBR Capital Markets & Co.
HSBC Securities (USA) Inc.
LOYAL3 Securities, Inc.
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
Wedbush Securities Inc.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters' option to purchase additional shares) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                        additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We and our officers and directors have agreed that, for a period of 180 days from the date of the final prospectus for this offering, and Wanda has agreed for a period of 365 days from the date of the final prospectus for this offering we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock subject to certain exceptions. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Notwithstanding the foregoing, if

(i) during the last 17 days of the 180-day 365-day, as the case may be, restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day or 365-day, as the case may be, restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day or 365-day, as the case may be, restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        We will apply to have our Class A common stock listed on the New York Stock Exchange under the symbol "AMC."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. In addition, we have agreed to reimburse the underwriters for certain expenses in connection with this offering, including up to $30,000 in accountable expenses.

Paid by AMC
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        We estimate that the total expenses of this offering will be $            and $            .

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters' option to purchase additional shares, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' option to purchase additional shares.

  •
  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' option to purchase additional shares.

  •
  Covering transactions involve purchases of shares either pursuant to the underwriters' option to purchase additional shares or in the open market in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    •
    To close a covered short position, the underwriters must purchase shares in the open market or must exercise the underwriters' option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters' option to purchase additional shares.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Other Relationships

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The LOYAL3 Platform

        At our request, the underwriters have reserved up to                        shares, or 0.6%, of the Class A common stock offered by this prospectus for sale at the public offering price through the LOYAL3 platform. Purchases through the LOYAL3 platform will be in dollar amounts and may include fractional shares. The LOYAL3 platform is designed to facilitate participation of individual purchasers in initial public offerings in amounts of between $100 and $2,500. Any purchase of our Class A common stock in this offering through the LOYAL3 platform will be at the same initial public offering price, and at the same time, as any other purchases in this offering, including purchases by institutions and other large investors. Individual investors in the United States who have been invited to purchase our Class A common stock in this offering through the LOYAL3 platform must go to LOYAL3's website for information about how to open a LOYAL3 account, which is required to purchase common shares through the LOYAL3 platform. The LOYAL3 platform is available fee-free to investors, and is administered by LOYAL3 Securities, Inc., which is a U.S.-registered broker-dealer unaffiliated with our company. Sales of our Class A common stock by investors using the LOYAL3 platform will be completed through a batch or combined order process typically only once per day. The LOYAL3 platform and the information on the LOYAL3 website do not form a part of this prospectus.

        Additionally, the underwriters have reserved up to shares, or 1.25%, of the Class A common stock offered by this prospectus for sale at the public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program to be administered via the LOYAL3 platform. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. For certain officers and directors purchasing shares through the directed share program, the lock-up agreements contemplated in the fifth paragraph under the heading "Underwriting" shall govern with respect to their purchases. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

    •
    where no consideration is or will be given for the transfer; or

    •
    where the transfer is by operation of law.

Notice to Prospective Investors in Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the shares has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  (ii)
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  (iii)
  a person associated with the company under section 708(12) of the Corporations Act; or

  (iv)
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

  (b)
  you warrant and agree that you will not offer any of the shares for resale in Australia within 12 months of that shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

        The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not "addressed to the public at large or to a certain sector or specific group of the public").

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

 LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP. Paul, Weiss, Rifkind, Wharton & Garrison LLP advised the underwriters in connection with the offering of our Class A common stock.

EXPERTS

        The consolidated financial statements of AMC Entertainment Holdings, Inc. as of December 31, 2012 and March 29, 2012, and for the August 31, 2012 to December 31, 2012 period, the 22-week period ended August 30, 2012, and each of the 52-week periods ended March 29, 2012 and March 31, 2011, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2012 consolidated financial statements contains an explanatory paragraph that states that the Company had a change of controlling ownership effective August 30, 2012, and as a result, the consolidated financial information after August 30, 2012 is presented on a different costs basis than that for the period before the change of control and, therefore, is not comparable.

        The financial statements of National CineMedia, LLC as of December 27, 2012 and December 29, 2011 and for the three fiscal years ended December 27, 2012 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Digital Cinema Implementation Partners, LLC as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 included in this prospectus have been audited by CohnReznick LLP, independent auditors, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Open Road Releasing, LLC as of December 31, 2012 and December 31, 2011 and for each of the years in the two-year period ended December 31, 2012, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered by this prospectus. This prospectus is a part of the registration statement and, as permitted by the SEC's rules, does not contain all of the information presented in the registration statement. For further information with respect to us and our Class A common stock offered hereby, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

        Because certain of our subsidiaries already have public debt and also due to this offering, they are subject to the informational requirements of the Exchange Act. They fulfill their obligations with respect to such requirements by filing periodic reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an Internet site at www.amctheatres.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

INDEX TO FINANCIAL STATEMENTS

Page
AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED FINANCIAL STATEMENTS:
Consolidated Statements of Operations for the nine months ended September 30, 2013, from inception August 31, 2012 through September 27, 2012 and December 30, 2011 through August 30, 2012	F-2
Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012	F-4
Consolidated Statements of Cash Flows for the nine months ended September 30, 2013, from inception August 31, 2012 through September 27, 2012 and December 30, 2011 through August 30, 2012	F-5
Notes to Consolidated Financial Statements	F-6
AUDITED FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of AMC Entertainment Holdings, Inc.	F-33
Consolidated Statements of Operations for the periods ended December 31, 2012, March 29, 2012 and March 31, 2011	F-34
Consolidated Balance Sheets as of December 31, 2012 and March 29, 2012	F-36
Consolidated Statements of Cash Flows for the periods ended December 31, 2012, March 29, 2012 and March 31, 2011	F-37
Consolidated Statements of Stockholders' Equity	F-38
Notes to Consolidated Financial Statements	F-39
NATIONAL CINEMEDIA, LLC
Report of Independent Registered Public Accounting Firm	F-117
Balance Sheets—December 27, 2012 and December 29, 2011	F-118
Statements of Income—Periods ended December 27, 2012, December 29, 2011 and December 30, 2010	F-119
Statements of Comprehensive Income—Periods ended December 27, 2012, December 29, 2011 and December 30, 2010	F-120
Statements of Members' Equity/(Deficit)—Periods ended December 27, 2012, December 29, 2011 and December 30, 2010	F-121
Statements of Cash Flows—Periods ended December 29, 2011, December 30, 2010 and December 31, 2009	F-122
Notes to Financial Statements	F-123
DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC
Independent Auditor's Report	F-148
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-149
Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010	F-150
Consolidated Statements of Members' Equity for the Years Ended December 31, 2012, 2011 and 2010	F-151
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	F-152
Notes to Consolidated Financial Statements	F-153
OPEN ROAD RELEASING, LLC
Independent Auditors' Report	F-167
Consolidated Balance Sheets December 31, 2012 and December 31, 2011	F-169
Consolidated Statements of Operations Years Ended December 31, 2012 and December 31, 2011	F-170
Consolidated Statements of Changes in Members' Equity Years Ended December 31, 2012 and December 31, 2011	F-171
Consolidated Statements of Cash Flows Years Ended December 31, 2012 and December 31, 2011	F-172
Notes to Consolidated Financial Statements	F-173

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Nine Months Ended (unaudited)
	Nine Months Ended September 30, 2013		From Inception August 31, 2012 through September 27, 2012		December 30, 2011 through August 30, 2012
	(Successor)		(Successor)		(Predecessor)
Revenues
Admissions		$1,365,178		$76,356		$1,241,857
Food and beverage		589,026		32,365		513,729
Other theatre		82,247		5,785		86,929

Total revenues		2,036,451		114,506		1,842,515

Operating costs and expenses
Film exhibition costs		718,725		34,659		657,730
Food and beverage costs		80,032		4,778		69,946
Operating expense		534,059		46,059		468,680
Rent		339,213		33,493		299,805
General and administrative:
Merger, acquisition and transaction costs		1,952		504		6,670
Management fee		—		—		3,750
Other		59,797		7,269		42,644
Depreciation and amortization		147,435		16,602		137,818
Impairment of long-lived assets		—		—		285

Operating costs and expenses		1,881,213		143,364		1,687,328

Operating income (loss)		155,238		(28,858)		155,187
Other expense (income)
Other expense (income)		(184)		49		2,496
Interest expense:
Corporate borrowings		97,704		10,241		109,960
Capital and financing lease obligations		7,914		442		3,878
Equity in (earnings) losses of non-consolidated entities		(38,143)		3,378		(18,240)
Investment income		(3,406)		(1)		(66)

Total other expense		63,885		14,109		98,028

Earnings (loss) from continuing operations before income taxes		91,353		(42,967)		57,159
Income tax provision		10,860		100		3,005

Earnings (loss) from continuing operations		80,493		(43,067)		54,154
Earnings (loss) from discontinued operations, net of income taxes		4,290		24		34,533

Net earnings (loss)		$84,783		$(43,043)		$88,687

Basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations		$52.44		$(29.87)		$42.34
Earnings from discontinued operations		2.80		.01		26.99

Net earnings (loss) per share		$55.24		$(29.86)		$69.33

Average shares outstanding:
Basic		1,534.92		1,441.69		1,279.14

Diluted earnings (loss) per share of common stock:
Earnings from continuing operations		$52.44		$(29.87)		$42.03
Earnings from discontinued operations		2.80		.01		26.81

Net earnings (loss) per share		$55.24		$(29.86)		$68.84

Average shares outstanding:
Diluted		1,534.92		1,441.69		1,288.39

Pro Forma basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$		$		$
Earnings from discontinued operations

Net earnings (loss) per share	$		$		$

Average shares outstanding:
Basic

Pro Forma diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$		$		$
Earnings from discontinued operations

Net earnings (loss) per share	$		$		$

Average shares outstanding:
Diluted

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Nine Months Ended (unaudited)
	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012
	(Successor)	(Successor)	(Predecessor)
Net earnings (loss)	$84,783	$(43,043)	$88,687
Foreign currency translation adjustment, net of tax	341	(895)	9,563
Pension and other benefit adjustments:
Net loss arising during the period, net of tax	—	—	(18,939)
Net prior service credit arising during the period, net of tax	—	—	1,806
Amortization of net (gain) loss included in net periodic benefit costs, net of tax	(58)	—	988
Amortization of prior service credit included in net periodic benefit costs, net of tax	—	—	(764)
Unrealized gain (loss) on marketable securities:
Unrealized holding gain (loss) arising during the period, net of tax	(4,841)	(731)	2,134
Less: reclassification adjustment for gains included in investment income, net of tax	(301)	(1)	(72)
Unrealized gain from equity method investees' cash flow hedge:
Unrealized holding gains arising during the period, net of tax	2,489	—	—
Holding gains reclassified to equity in earnings of non-consolidated entities	(290)	—	—

Other comprehensive income (loss)	(2,660)	(1,627)	(5,284)

Total comprehensive income (loss)	$82,123	$(44,670)	$83,403

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	Unaudited Pro Forma Balance Sheet September 30, 2013 (Note 1)	September 30, 2013	December 31, 2012
		(Successor)	(Successor)
		(unaudited)
ASSETS
Current assets:
Cash and equivalents	$130,628	$130,628	$133,071
Receivables, net	47,452	47,452	97,108
Other current assets	73,467	73,467	70,627

Total current assets	251,547	251,547	300,806
Property, net	1,155,574	1,155,574	1,147,959
Intangible assets, net	236,553	236,553	243,180
Goodwill	2,294,231	2,294,231	2,249,153
Other long-term assets	388,961	388,961	332,740

Total assets	$4,326,866	$4,326,866	$4,273,838

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$189,767	$189,767	$226,220
Accrued expenses and other liabilities	167,455	167,455	155,286
Deferred revenues and income	136,407	136,407	171,122
Current maturities of corporate borrowings and capital and financing lease obligations	14,537	14,537	14,280

Total current liabilities	508,166	508,166	566,908
Corporate borrowings	2,067,905	2,067,905	2,070,671
Capital and financing lease obligations	111,207	111,207	116,369
Exhibitor services agreement	333,622	333,622	318,154
Other long-term liabilities	455,258	455,258	433,151

Total liabilities	3,476,158	3,476,158	3,505,253

Commitments and contingencies
Class A Common Stock voting issued hereby ($.01 par value shares authorized; shares issued and outstanding as of September 30, 2013 as adjusted to give effect to the Reclassification)
Class N Common Stock nonvoting ($.01 par value, 25,000 shares authorized; 3,497 shares issued and outstanding as of September 30, 2013 and December 31, 2012)	1,811	1,811	1,811

Stockholders' equity:
Class A Common Stock voting issued hereby ($.01 par value shares authorized; shares issued and outstanding as of September 30, 2013 as adjusted to give effect to the Reclassification)
Class B Common Stock voting issued hereby ($.01 par value shares authorized; shares issued and outstanding as of September 30, 2013 as adjusted to give effect to the Reclassification)
Class A Common Stock voting ($.01 par value, 2,000,000 shares authorized 1,531,424 shares issued and outstanding as of September 30, 2013 and December 31, 2012)	15	15	15
Additional paid-in capital	799,985	799,985	799,985
Accumulated other comprehensive income	6,784	6,784	9,444
Accumulated earnings (deficit)	42,113	42,113	(42,670)

Total stockholders' equity	848,897	848,897	766,774

Total liabilities and stockholders' equity	$4,326,866	$4,326,866	$4,273,838

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended (unaudited)
	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012
	(Successor)	(Successor)	(Predecessor)
Cash flows from operating activities:
Net earnings (loss)	$84,783	$(43,043)	$88,687
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	147,435	16,602	138,349
Interest paid and discount on repurchase of Parent Term Loan	—	—	(59,965)
Impairment of assets	—	—	285
Interest accrued to principal on corporate borrowings	—	—	873
Loss (gain) on extinguishment and modification of debt	(422)	—	922
Amortization of discount (premium) on corporate borrowings	(9,447)	(965)	1,495
Deferred income taxes	8,430	—	—
Theatre and other closure expense	4,489	434	13,515
Gain on dispositions	(4,545)	(74)	(50,269)
Equity in earnings and losses from non-consolidated entities, net of distributions	(21,020)	3,421	1,327
Change in assets and liabilities:
Receivables	55,991	2,773	40,873
Other assets	(2,045)	(31,618)	34,824
Accounts payable	(24,690)	12,814	(69,546)
Accrued expenses and other liabilities	(44,228)	8,226	(64,025)
Other, net	9,934	(695)	(799)

Net cash provided by (used in) operating activities	204,665	(32,125)	76,546

Cash flows from investing activities:
Capital expenditures	(175,361)	(10,638)	(94,392)
Merger, net of cash acquired	—	3,110	—
Investments in non-consolidated entities, net	(3,013)	(13)	(1,456)
Acquisition of Rave theatres, net of cash acquired	(1,128)	—	—
Proceeds from the disposition of long-term assets	4,646	107	7,574
Other, net	(5,422)	(442)	1,503

Net cash used in investing activities	(180,278)	(7,876)	(86,771)

Cash flows from financing activities:
Proceeds from issuance of Term Loan due 2020	773,063	—	—
Repayment of Term Loan due 2016	(464,088)	—	—
Repayment of Term Loan due 2018	(296,250)	—	—
Proceeds from issuance of Term Loan due 2018	—	—	297,000
Repayment of Term Loan due 2013	—	—	(140,657)
Repurchase of Senior Subordinated Notes due 2014	—	—	(300,000)
Repurchase Parent Term Loan	—	—	(159,440)
Deferred financing costs	(9,549)	—	(7,782)
Principal payments under capital and financing lease obligations	(4,651)	(222)	(2,075)
Principal payments under Term Loan	(5,876)	—	(5,627)
Change in construction payables	(19,404)	(1,245)	(8,765)
Capital contribution	—	100,000	—

Net cash provided by (used in) financing activities	(26,755)	98,533	(327,346)
Effect of exchange rate changes on cash and equivalents	(75)	(389)	52

Net increase (decrease) in cash and equivalents	(2,443)	58,143	(337,519)
Cash and equivalents at beginning of period	133,071	100,674	438,193

Cash and equivalents at end of period	$130,628	$158,817	$100,674

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

(Unaudited)

NOTE 1—BASIS OF PRESENTATION

        AMC Entertainment Holdings, Inc. ("Parent" or the "Company"), through its direct and indirect subsidiaries, including AMC Entertainment® Inc. ("AMCE") and American Multi-Cinema, Inc. ("AMC") and its subsidiaries (collectively with Parent, unless the context otherwise requires, the "Company"), is principally involved in the theatrical exhibition business and owns, operates or has interests in theatres primarily located in the United States. Parent is an indirect, wholly-owned subsidiary of Dalian Wanda Group Co., Ltd. ("Wanda"), a Chinese private conglomerate.

        On August 30, 2012, Wanda acquired Parent through a merger between Parent and Wanda Film Exhibition Co. Ltd. ("Merger Subsidiary"), a wholly-owned indirect subsidiary of Wanda, whereby Merger Subsidiary merged with and into Parent with Parent continuing as the surviving corporation and as a wholly-owned indirect subsidiary of Wanda (the "Merger"). In connection with the change of control pursuant to the Merger, the Company's assets and liabilities were adjusted to fair value on the closing date of the Merger by application of "push down" accounting. As a result of the application of "push down" accounting in connection with the Merger, the Company's financial statement presentations herein distinguish between a predecessor period ("Predecessor"), for periods prior to the Merger, and a successor period ("Successor"), for periods subsequent to the Merger. The Successor applied "push down" accounting and its financial statements reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the Merger date, August 30, 2012. The Consolidated Financial Statements presented herein are those of Successor from January 1, 2013 through September 30, 2013, and those of Predecessor for all periods prior to the Merger date. As a result of the application of "push down" accounting at the time of the Merger, the financial statements for the Predecessor period and for the Successor period are presented on different bases and are, therefore, not comparable. See Note 2—Merger for additional information regarding the Merger.

        Use of Estimates:    Preparing the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (1) Impairments, (2) Film exhibition costs, (3) Income and operating taxes, (4) Theatre and other closure expense, and (5) Gift card and packaged ticket breakage. Actual results could differ from those estimates.

        Fiscal Year:    On November 15, 2012, the Company changed its fiscal year to a calendar year ending on December 31st of each year. Prior to the change, the Company had a 52/53 week fiscal year ending on the Thursday closest to the last day of March. All references to "fiscal year", unless otherwise noted, refer to the 52/53 week fiscal year, which ended on the Thursday closest to the last day of March.

        Earnings per Share:    Basic earnings per share is computed by dividing net earnings by the weighted-average number of common shares outstanding. Diluted earnings per share includes the effects of outstanding stock options, if dilutive.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 1—BASIS OF PRESENTATION (Continued)

        The following table sets forth the computation of basic and diluted earnings (loss) from continuing operations per common share:

(In thousands, except per share data)	Nine months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012
	(Successor)	(Successor)	(Predecessor)
Numerator:
Earnings (loss) from continuing operations	$80,493	$(43,067)	$54,154

Denominator:
Shares for basic earnings (loss) per common share	1,534.92	1,441.69	1,279.14
Stock options	—	—	9.25

Shares for diluted earnings (loss) per common share	1,534.92	1,441.69	1,288.39

Basic earnings (loss) from continuing operations per common share	$52.44	$(29.87)	$42.34

Diluted earnings (loss) from continuing operations per common share	$52.44	$(29.87)	$42.03

        There are no outstanding options to purchase common shares during the Successor period.

        Pro forma earnings (loss) per share (Unaudited):    The pro forma effect of the conversion of various classes of common stock to common stock have been reflected in the accompanying pro forma information for the periods presented. Prior to consummating this offering, Parent intends to reclassify each share of its existing Class A common stock and Class N common stock. Pursuant to the reclassification, which is being treated in a manner similar to a stock split, each holder of shares of Class A common stock and Class N common stock will receive          shares of Class B common stock for one share of existing Class A common stock and          shares of Class A common stock for one share of existing Class N common stock.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 1—BASIS OF PRESENTATION (Continued)

        The following table sets forth the computation of pro forma basic and diluted earnings (loss) from continuing operations per common share:

	Nine months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through September 30, 2013
	(Successor)	(Successor)	(Predecessor)
Numerator:
Earnings (loss) from continuing operations	$	$	$

Denominator:
Shares for basic earnings (loss) per common share
Stock options

Shares for diluted earnings (loss) per common share

Basic earnings (loss) from continuing operations per common share	$	$	$

Diluted earnings (loss) from continuing operations per common share	$	$	$

        There are no outstanding options to purchase common shares during the Successor period.

        Goodwill:    The activity for goodwill is presented below:

(In thousands)	Total
(Successor)
Balance as of December 31, 2012	$2,249,153
Increase in Goodwill from purchase price allocation adjustments related to the Merger	31,951
Increase in Goodwill from purchase price allocation adjustments related to the Rave acquisition	13,127

Balance as of September 30, 2013	$2,294,231

        Upon receipt of appraisals made by third parties which were completed in the period ended March 31, 2013, the Company finalized the purchase price allocation related to the Merger. Final adjustments made increased recorded goodwill by approximately $32,000,000, which was attributable to reduced amounts allocated to Property, net and other long-term assets of approximately $28,000,000 and $4,000,000, respectively, due to final determinations of fair values resulting from the completion of our appraisal work.

        The Company recorded an increase in goodwill of approximately $13,000,000 for the Rave acquisition, which includes a $10,000,000 increase in unfavorable leases, a $1,000,000 decrease in fair value allocated to Property, net, and a $2,000,000 adjustment to reduce working capital from amounts

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 1—BASIS OF PRESENTATION (Continued)

estimated at the acquisition date. Amounts allocated provisionally to these accounts may change when final appraisals by a third party are completed later this year.

        See Note 2—Merger and Note 3—Acquisition for additional information regarding the Merger and the Rave Acquisitions.

        Discontinued Operations:    The results of operations for the Company's discontinued operations have been eliminated from the Company's continuing operations and classified as discontinued operations for each period presented within the Company's Consolidated Statements of Operations. During the nine months ended September 30, 2013, the Company received $4,666,000 for a sales price adjustment from the sale of theatres located in Canada. The sales price adjustment related to tax attributes of the theatres sold in Canada which were not determinable or probable of collection at the date of the sale. The Company completed its tax returns for periods prior to the date of sale during the nine months ended September 30, 2013 at which time the buyer was able to determine amounts due pursuant to the sales price adjustment and remit them to the Company. The Company recorded the additional gain on sale following the guidance for gain contingencies in ASC 450-30-25-1 when the gains were realizable.

        The Company calculated the gain on sale and closure of its theatres in Canada and in the UK as follows during the period of December 30, 2011 through August 30, 2012:

(In thousands)	Total
(Predecessor)
Proceeds from sale of UK theatre	$395
Proceeds from sale of Canada theatres	1,472
Cash payment for closure of Canada theatre	(7,562)

Net cash payment	$(5,695)
Fixed asset write-offs	(1,885)
Recognition of cumulative translation losses in AOCI(1)	(11,069)
Legal and professional fees	(1,582)
Operating Lease Liabilities:
Deferred rent write-off	14,848
Unfavorable lease write-off	31,099
Deferred gain write-off	13,666

Gain on sale, net of lease termination expense	$39,382

(1)
This amount was reclassified from accumulated other comprehensive income to discontinued operations in the Consolidated Statements of Operations.

        The Company operated all of the Canada and UK theatres pursuant to long-term operating lease agreements with original terms of 20 years. In connection with the sales of these theatres, the buyers assumed responsibility under the operating lease agreements and the Company was relieved of its legal

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 1—BASIS OF PRESENTATION (Continued)

obligation for future payments under the lease agreements. For the theatre that was closed, the Company paid the landlord $7,562,000 to terminate its obligation under the lease at the date of closing.

        Other (Income) Expense:    The following table sets forth the components of other (income) expense:

	Nine Months Ended (unaudited)
(In thousands)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012
	(Successor)	(Successor)	(Predecessor)
Gain on extinguishment of Parent Term Loan Facility	$—	$—	$511
Loss on redemption of 8% Senior Subordinated Notes due 2014	—	—	1,937
Loss (gain) on Senior Secured Credit Facility	(130)	—	383
Other expense (income)	(54)	49	(335)

Other expense (income)	$(184)	$49	$2,496

        Temporary Equity:    As of September 30, 2013 there was no material difference in the estimated fair value and recorded value of the Class N Common Shares recorded as temporary equity. The Company determined the amount reflected in temporary equity for the Class N Common Stock based on the price paid per share by the management shareholders and Wanda at the date of the Merger.

        Pro forma Stockholders' equity (Unaudited):    Prior to consummating this offering, Parent intends to reclassify each share of its existing Class A common stock and Class N common stock. Pursuant to the reclassification, which is being treated in a manner similar to a stock split, each holder of shares of Class A common stock and Class N common stock will receive            shares of Class B common stock for one share of existing Class A common stock and            shares of Class A common stock for one share of existing Class N common stock. Pro forma adjustments have been made to stockholders' equity to reclassify par value of $.01 per share between additional paid-in capital and common stock for the Reclassification as follows:

Amount
(thousands of dollars)
Existing Class A Common Stock ( shares, $.01 par value)	$
Class B Common Stock ( shares, $.01 par value)

Additional Paid-in Capital

        Subsequent Events:    The Company has evaluated subsequent events through November 26, 2013.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 2—MERGER

        Parent and Wanda completed a Merger on August 30, 2012 in which Wanda indirectly acquired all of the outstanding capital stock of Parent. Parent merged with Merger Subsidiary, whereby Merger Subsidiary merged with and into Parent with Parent continuing as the surviving corporation and as a wholly-owned indirect subsidiary of Wanda. The merger consideration totaled $701,811,000, with $700,000,000 invested by Wanda and $1,811,000 invested by members of management for which 1,338,048 shares of Class A common stock and 3,497 shares of Class N common stock were issued, respectively. The investment amount and price per share paid by members of management was determined pursuant to Management Subscription Agreements negotiated in connection with the Merger. Pursuant to such agreements, as a retention incentive certain key members of management were required to reinvest 50% of the after tax amount they received with respect to equity awards outstanding at the time of the Merger at a price per share equal to that received for such equity awards. The approximately one percent differential in the per share price paid by Wanda and members of management represents the dilutive effect from settlement of outstanding management equity awards in connection with the Merger. Wanda also acquired cash, corporate borrowings and capital and financing lease obligations in connection with the Merger, as described below.

        In connection with the Merger agreement, $35,000,000 of consideration otherwise payable to the equity holders was deposited into an Indemnity Escrow Fund and $2,000,000 otherwise payable to the equity holders was deposited into an account designated by the Stockholder Representative. The $35,000,000 of consideration previously deposited in the Indemnity Escrow Fund, which was established to cover any indemnity claims by Wanda against the sellers (former owners) relating to their representations, warranties and covenants in connection with the Merger, was released in full on April 3, 2013. There were no indemnity claims made. Further, the $2,000,000 previously deposited in an account designated by the Stockholder Representative, which account was established to cover post-merger closing de minimis taxes and administrative fees and expenses, has also been released in full. On April 15, 2013, after net of such taxes, fees and expenses, $1,600,000 was released back to the selling stockholders, including members of management. The Company accounted for the entire $701,811,000 as purchase price which included the amounts placed in escrow because the Company believed any contingencies requiring escrow were remote and that the amounts would be paid out subsequently.

        As a result of the Merger and related change of control, the Company applied "push down" accounting, which requires allocation of the Merger consideration to the estimated fair values of the assets and liabilities acquired in the Merger. The allocation of Merger consideration was based on management's judgment after evaluating several factors, including a valuation assessment performed by a third party appraiser. Final appraisal reports were received during the first quarter of calendar 2013. The appraisal measurements included a combination of income, replacement costs and market approaches and represents management's best estimate of fair value at August 30, 2012, the acquisition date. Management finalized its purchase price allocation in May of calendar 2013. Adjustments made during calendar 2013 increased recorded goodwill by approximately $32,000,000. Property, net and other long-term assets decreased by approximately $28,000,000 and $4,000,000, respectively, due to final

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 2—MERGER (Continued)

determinations of fair values assigned to tangible assets. The following is a summary of the allocation of the Merger consideration:

(In thousands)	Total
Cash	$103,784
Receivables, net	29,775
Other current assets	34,840
Property, net(1)	1,034,597
Intangible assets, net(2)	246,507
Goodwill(3)	2,202,080
Other long-term assets(4)	339,013
Accounts payable	(134,186)
Accrued expenses and other liabilities	(138,535)
Gift card, packaged tickets, and loyalty program liability(5)	(117,841)
Corporate borrowings(6)	(2,086,926)
Capital and financing lease obligations	(60,922)
Exhibitor services agreement(7)	(322,620)
Other long-term liabilities(8)	(427,755)

Total Merger consideration	$701,811

Corporate borrowings	2,086,926
Capital and financing lease obligations	60,922
Less: cash	(103,784)

Total transaction value	$2,745,875

(1)
Property, net, consists of real estate, leasehold improvements and furniture, fixtures and equipment recorded at fair value.

(2)
Intangible assets consist of a trademark and trade names, a non-compete agreement, management contracts, a contract with an equity method investee, and favorable leases. In general, the majority of the Company's asset value is comprised of real estate and fixed assets. Furthermore, the majority of the Company's theatres are operated via lease agreements as opposed to owning the underlying real estate. Therefore, any asset value related to leased real estate would exist only if the existing lease agreements were at below-market, or favorable, terms. Certain of the Company's leased locations were considered to be at favorable terms, and an intangible asset was ascribed for such lease agreements. However, the majority of lease agreements were considered to be at market terms. As a result, there is no owned real estate or lease intangible asset value ascribed to the majority of the Company's locations. In estimating the fair value of the favorable lease agreements, market rents were estimated for each of the Company's leased locations. If the contractual rents were considered to be below the market rent, a favorable lease agreement was valued by discounting the difference between the contractual rent and estimated market rates over the remaining lease term. Renewal options in the leases were also considered in determining the remaining lease term.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 2—MERGER (Continued)

  Other intangible assets were also considered. For the Company's business, the largest intangible asset (other than a favorable lease agreement) is the trade name. There was no customer relationship asset since the Company's customers represent "walk-in traffic" in which the customer would not meet the legal or separable criteria under ASC 805. The royalty savings method, a form of the income approach, was used to estimate the fair value of the trade name. In estimating the appropriate royalty rate for the trade name, we considered the impact and contribution that the trade name provides to the Company's operating cash flows. We assessed that the trade name does provide some contribution to the Company's operating cash flow, but that the attendance in the theatre is ultimately driven by factors that are not separable from goodwill such as the quality of the film product, the location of each individual theatre, the physical condition of the individual theatre, and the competitive landscape of the individual theatre.

  Other than the favorable lease agreements and the trade name, there are not many other operating intangible assets for the Company's business. However, the Company does have some contractual relationships identified as intangible assets. These contractual relationships include the non-compete agreement that was entered into as part of the Company's acquisition of Kerasotes, management agreements in which the Company manages certain theatres that are owned by a third party, and the NCM tax receivable agreement (the "NCM TRA") which represents an agreement in which the Company receives a certain portion of a tax benefit that NCM is expected to receive as part of the Company's partial ownership interest in NCM. The non-compete agreement was valued using the differential cash flow method, a form of the income approach, in which the cash flows of the Company were estimated under a scenario in which the non-compete agreement was in place and a scenario in which there was no non-compete agreement. The value of the non-compete agreement was considered to be the difference of the discounted cash flows between the two scenarios over the remaining contractual term of the agreement. The management agreements were valued using the income approach, in which the annual management fee over the life of the agreements were discounted. The NCM TRA was valued using the income approach in which the future tax benefit distribution realized from any tax amortization of intangible assets was estimated and discounted. The Company determined the value of the TRA using a discounted cash flow model. For the purposes of its analysis, the Company estimated the cash receipts from taxable transactions that are known as of the date of the Merger. The Company did not consider future transactions that NCM may undertake. The Company estimated a run-off of the intangible asset amortization benefits due to the following transactions:

  1.
  ESA (Exhibitor Services Agreement)—relates to the amortization due to a modification of the initial ESA agreement.

  2.
  CUA (Common Unit Adjustment)—relates to NCM issuing additional common units to the founding members if there is an increase in the number of theatres under the ESA agreement. A reduction of common units is made if there are theatres removed from the ESA agreement.

  3.
  AMC II Benefit—relates to AMC's acquisition of Kerasotes theatres.

  4.
  IPO Exchange Benefit—relates to amortization from NCM's IPO in 2007.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 2—MERGER (Continued)

  5.
  IPO II Exchange Benefit—relates to amortization step ups from NCM's secondary IPO in 2010.

  6.
  Capital Account Administration Allocation—relates to receipts attributable to the account administration.

  The estimated TRA receipts through 2037 are tax effected at 40%, based on a blended federal and 50-state average tax rate. The after tax receipts were discounted to a present value using a discount rate of 12.0%, based on the cost of equity of NCM, as the TRA payments only benefit the equity holders.

(3)
Goodwill represents the excess of the Merger consideration over the net assets recognized and represents the future expected economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill associated with the Merger is not tax deductible. Additionally, the Company expects to realize synergies and cost savings related to the Merger. Wanda is the largest theatre exhibition operator in China through its controlling ownership interest in Wanda Cinema Line. The combined ownership and scale of AMC and Wanda Cinema Line, has enabled them to enhance relationships and obtain better terms for important food and beverage, lighting and theatre supply vendors, and to expand their strategic partnership with IMAX. Wanda and AMC are also working together to offer Hollywood studios and other production companies valuable access to their industry-leading promotion and distribution platforms, with the goal of gaining greater access to content and playing a more important role in the industry going forward.

(4)
Other long-term assets primarily include equity method investments, real estate held for investment and marketable equity securities recorded at fair value.

(5)
Represents a liability related to the sales of gift cards, packaged tickets and AMC Stubs™ memberships and rewards outstanding at August 30, 2012, recorded at fair value. The Company determined fair value for the gift cards and packaged tickets by removing the amount of unrecognized breakage income that was included in the deferred revenue amounts prior to the Merger. The Company made purchase accounting adjustments to reduce its deferred revenues for packaged tickets by $24,859,000 and gift cards by $7,441,000 such that the Company would recognize a normal profit margin on its deferred revenues for the future redemptions of the sales that occurred prior to the Merger. The Company did not make any fair value adjustments to its deferred revenues related to AMC Stubs as a result of the Merger because deferred revenues for the annual memberships require performance by AMC in the future and there was not sufficient historical data to estimate amounts of future breakage for AMC Stubs rewards. AMC Stubs vested rewards expire after 90 days if unused and AMC Stubs progress rewards expire to the extent members do not renew their annual membership.

(6)
Corporate borrowings include borrowings under the Senior Secured Credit Facility-Term Loan due 2016, the Senior Secured Credit Facility-Term Loan due 2018, the 8.75% Senior Fixed Rate Notes due 2019 and the 9.75% Senior Subordinated Notes due 2020, recorded at fair value.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 2—MERGER (Continued)

(7)
In connection with the completion of NCM, Inc.'s IPO on February 13, 2007, the Company entered into the Exhibitor Services Agreement that provided favorable terms to NCM in exchange for a payment of $231,308,000. The Exhibitor Services Agreement was considered an unfavorable contract to the Company based on a comparison of rates charged by NCM to third-party exhibitors. The market rate was estimated as the average rate charged by NCM to third party exhibitors. The fair value of the contract was estimated as the present value of the difference between the Company's expected payments under the contract and a market rate over the life of the Exhibitor Services Agreement. The Company's expected payments were estimated based on the Company's expected annual attendance, screen count, and advertising revenues over the life of the Exhibitor Services Agreement.

(8)
Other long-term liabilities consist of certain theatre leases that have been identified as unfavorable, adjustments to reset deferred rent related to escalations of minimum rentals to zero, adjustments for pension and postretirement medical plan liabilities and deferred RealD Inc. lease incentive recorded at fair value. Other long-term liabilities include deferred tax liabilities resulting from indefinite temporary differences that arose primarily from the application of "push down" accounting.

        Quoted market prices and observable market based inputs were used to estimate the fair value of corporate borrowings (Level 2) and the Company's investments in NCM and equity securities available for sale including RealD Inc. common stock (Level 1). The fair value measurements of other tangible and intangible assets and liabilities were based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals, market comparables, and quoted market prices.

        During the nine months ended September 30, 2013, the Company incurred additional Merger-related costs of approximately $951,000, which are included in general and administrative expense: merger, acquisition and transaction costs in the Consolidated Statements of Operations.

        For further information about other Merger-related costs and change of control transactions for Corporate Borrowings, see Note 2—Merger and Note 9—Corporate Borrowings and Capital and Financing Lease Obligations of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus.

        The unaudited pro forma financial information presented below sets forth the Company's historical statements of operations for the periods indicated and gives effect to the Merger as if "push down" accounting had been applied as of December 30, 2011. Such information is presented for comparative purposes to the Consolidated Statements of Operations only and does not purport to represent what

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 2—MERGER (Continued)

the Company's results of operations would actually have been had these transactions occurred on the date indicated or to project its results of operations for any future period or date.

(In thousands)	Pro forma December 30, 2011 through September 27, 2012
(unaudited)
Revenues
Admissions	$1,318,213
Food & beverage	546,094
Other theatre	69,139

Total revenues	1,933,446

Operating Costs and Expenses
Film exhibition costs	692,389
Food & beverage costs	74,724
Operating expense	516,810
Rent	332,112
General and administrative:
Merger, acquisition and transaction costs	7,174
Management fee	—
Other	49,689
Depreciation and amortization	150,537
Impairment of long-lived assets	285

Operating costs and expenses	1,823,720

Operating income	109,726
Other expense (income)
Other expense	2,545
Interest expense:
Corporate borrowings	107,220
Capital and financing lease obligations	4,320
Equity in earnings of non-consolidated entities	(7,161)
Investment income	(3,389)

Total other expense	103,535

Earnings from continuing operations before income taxes	6,191
Income tax provision	8,500

Loss from continuing operations	(2,309)
Earnings from discontinued operations, net of income taxes	34,557

Net earnings	$32,248

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 3—ACQUISITION

        In December 2012, the Company completed the acquisition of 4 theatres and 61 screens from Rave Reviews Cinemas, LLC and 6 theatres and 95 screens from Rave Digital Media, LLC, (together "Rave"). The total purchase price for the Rave theatres, paid in cash, was $88,683,000, net of cash acquired, and is subject to working capital and other purchase price adjustments. Approximately $881,000 of the total purchase price was paid during the nine months ended September 30, 2013. The Company acquired the Rave theatres based on their highly complementary geographic presence in certain key markets. Additionally, the Company expects to realize synergies and cost savings related to the Rave acquisition as a result of moving to the Company's operating practices, decreasing costs for newspaper advertising, food and beverage costs, and general and administrative expense savings, particularly with respect to the consolidation of corporate related functions and elimination of redundancies.

        The acquisitions are being treated as a purchase in accordance with Accounting Standards Codification, ("ASC") 805, Business Combinations, which requires allocation of the purchase price to the estimated fair values of assets and liabilities acquired in the transaction. The allocation of purchase price is based on management's judgment after evaluating several factors, including bid prices from potential buyers and a valuation assessment. The allocation of purchase price is subject to changes as an appraisal of assets and liabilities is not yet completed. The following is a summary of a preliminary allocation of the purchase price:

(In thousands)	Total
Cash	$3,649
Receivables, net(1)	754
Other current assets	1,556
Property, net	79,428
Goodwill(2)	92,151
Accrued expenses and other liabilities	(8,618)
Capital and financing lease obligations	(62,598)
Other long-term liabilities(3)	(13,990)

Total estimated purchase price	$92,332

(1)
Receivables consist of trade receivables recorded at estimated fair value. The Company did not acquire any other class of receivables as a result of the acquisition of the Rave theatres.

(2)
Amounts recorded for goodwill are expected to be deductible for tax purposes.

(3)
Amounts recorded for other long-term liabilities consist of unfavorable leases and long-term deferred tax liabilities.

        During the nine months ended September 30, 2013, the Company incurred acquisition-related costs for the Rave theatres of approximately $610,000, which are included in general and administrative expense: merger, acquisition and transaction costs in the Consolidated Statements of Operations. The

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 3—ACQUISITION (Continued)

Company's operating results for the nine months ended September 30, 2013 were not materially impacted by this acquisition.

NOTE 4—INVESTMENTS

        Investments in non-consolidated affiliates and certain other investments accounted for following the equity method generally include all entities in which the Company or its subsidiaries have significant influence, but not more than 50% voting control, and are recorded in the Consolidated Balance Sheets in other long-term assets. Investments in non-consolidated affiliates as of September 30, 2013, include a 15.44% interest in NCM, a 50% interest in two U.S. theatres and one IMAX screen, a 29% interest in Digital Cinema Implementation Partners, LLC ("DCIP"), and a 50% interest in Open Road Releasing, LLC, operator of Open Road Films, LLC ("ORF"). Indebtedness held by equity method investees is non-recourse to the Company.

        RealD Inc. Common Stock.    The Company holds an investment in RealD Inc. common stock, which is accounted for as an equity security, available for sale, and is recorded in the Consolidated Balance Sheets in other long-term assets at fair value (Level 1).

Equity in Earnings of Non-Consolidated Entities

        Condensed financial information of the Company's non-consolidated equity method investments for the nine months ended September 30, 2013, the period December 30, 2011 through August 30, 2012, and the period August 31, 2012 through September 27, 2012 is shown below:

	Nine Months Ended September 30, 2013
(In thousands)	NCM	DCIP	ORF	Other	Total
Revenues	$340,100	$134,398	$125,839	$12,314	$612,651
Operating costs and expenses	241,600	103,605	108,553	12,220	465,978

Net earnings	$98,500	$30,793	$17,286	$94	$146,673

	From Inception August 31, 2012 through September 27, 2012
(In thousands)	NCM	DCIP	ORF	Other	Total
Revenues	$22,200	$13,598	$21,311	$2,572	$59,681
Operating costs and expenses	21,200	11,903	29,177	3,043	65,323

Net earnings (loss)	$1,000	$1,695	$(7,866)	$(471)	$(5,642)

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 4—INVESTMENTS (Continued)

	December 30, 2011 through August 30, 2012
(In thousands)	NCM	DCIP	ORF	Other	Total
Revenues	$310,700	$109,363	$78,259	$22,927	$521,249
Operating costs and expenses	243,800	86,410	91,611	23,890	445,711

Net earnings (loss)	$66,900	$22,953	$(13,352)	$(963)	$75,538

        The components of the Company's recorded equity in earnings (losses) of non-consolidated entities are as follows:

	Nine Months Ended
(In thousands)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012
	(Successor)	(Successor)	(Predecessor)
National CineMedia, LLC	$15,917	$116	$16,560
Digital Cinema Implementation Partners, LLC	12,986	541	7,079
Open Road Releasing, LLC	8,650	(3,933)	(6,676)
Other	590	(102)	1,277

The Company's recorded equity in earnings (losses)	$38,143	$(3,378)	$18,240

        DCIP Transactions.    The Company will make capital contributions to DCIP for projector and installation costs in excess of an agreed upon cap ($68,000 per system for digital conversions and $44,000 for new build locations). The Company pays equipment rent monthly and records the equipment rental expense on a straight-line basis over 12 years, including scheduled escalations of rent to commence after six and one-half years from the inception of the agreement. The difference between the cash rent and straight-line rent is recorded to deferred rent, a long-term liability account.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 4—INVESTMENTS (Continued)

        The Company recorded the following transactions with DCIP:

(In thousands)	September 30, 2013	December 31, 2012
	(Successor)	(Successor)
Due from DCIP for equipment purchases	$730	$736
Deferred rent liability for digital projectors	6,241	1,810

	Nine Months Ended
(In thousands)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012
	(Successor)	(Successor)	(Predecessor)
Digital equipment rental expense (continuing operations)	$8,255	$377	$5,489

        Open Road Films Transactions.    The Company recorded the following transactions with Open Road Films:

(In thousands)	September 30, 2013	December 31, 2012
	(Successor)	(Successor)
Due from Open Road Films	$2,322	$1,950
Film rent payable to Open Road Films	373	326

	Nine Months Ended
(In thousands)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012
	(Successor)	(Successor)	(Predecessor)
Gross film exhibition cost on Open Road Films	$10,500	$2,223	$6,550

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 4—INVESTMENTS (Continued)

        NCM Transactions.    Effective June 7, 2013, NCM issued 5,315,837 common membership units to another founding member due to an acquisition, which caused a decrease in the Company's ownership share from 16.29% to 15.59%. As of September 30, 2013, the Company owns 19,052,770 common membership units, or a 15.44% interest, in NCM. As a founding member, the Company has the ability to exercise significant influence over the governance of NCM, and, accordingly accounts for its investment following the equity method. The estimated fair market value of the units in NCM was approximately $359,335,000, based on the publically quoted price per share of NCM, Inc. on September 30, 2013 of $18.86 per share.

        The Company recorded the following transactions with NCM:

(In thousands)	September 30, 2013	December 31, 2012
	(Successor)	(Successor)
Due from NCM for on-screen advertising revenue	$1,479	$1,978
Due to NCM for Exhibitor Services Agreement	2,161	2,021

	Nine Months Ended
(In thousands)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012
	(Successor)	(Successor)	(Predecessor)
Net NCM screen advertising revenues	$25,007	$2,201	$18,152
NCM beverage advertising expense	10,325	577	9,680

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 4—INVESTMENTS (Continued)

        The Company recorded the following changes in the carrying amount of its investment in NCM and equity in earnings of NCM during the nine months ended September 30, 2013:

(In thousands)	Investment in NCM(1)	Exhibitor Services Agreement(2)	Other Comprehensive (Income)	Cash Received	Equity in (Earnings) Loss	Advertising (Revenue)
	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
Ending balance December 31, 2012	$245,047	$(318,154)	$(797)
Receipt of common units	26,315	(26,315)	—
Receipt of excess cash distributions	(16,896)	—	—	$16,896	$—	$—
Amortization of deferred revenue	—	10,846	—	—	—	(10,846)
Unrealized gain from cash flow hedge	1,101	—	(1,101)	—	—	—
Change in interest gain(3)	2,716	—	—	—	(2,716)	—
Equity in earnings(4)	15,383	—	—	—	(15,383)	—
Equity in loss from amortization of basis difference(5)	(2,182)	—	—	—	2,182	—

For the period ended or balance as of September 30, 2013	$271,484	$(333,623)	$(1,898)	$16,896	$(15,917)	$(10,846)

(1)
As of the date of the Merger, August 30, 2012, the Company's investment in NCM consisted of a single investment tranche (Tranche 1 Investment) consisting of 17,323,782 membership units recorded at fair value (Level 1). As a result of the Rave theatre acquisitions in December of 2012, and as provided under the Common Unit Adjustment Agreement dated as of February 13, 2007, the Company received 1,728,988 additional NCM common membership units in 2013 valued at $26,315,000 and is recorded in a new tranche, (Tranche 2 Investment).

(2)
Represents the unamortized portion of the Exhibitor Services Agreement ("ESA") with NCM. Such amounts are being amortized to other theatre revenues over the remainder of the 30 year term of the ESA ending in 2036, using a units-of-revenue method, as described in ASC 470-10-35 (formerly EITF 88-18, Sales of Future Revenues). In connection with the Merger on August 30, 2012, the amounts related to the ESA were adjusted to estimated fair value.

(3)
A non-cash gain was recorded to adjust the Company's investment balance due to NCM's issuance of 5,315,837 common membership units to another founding member, at a price per share in excess of the Company's average carrying amount per share.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 4—INVESTMENTS (Continued)

(4)
Represents percentage of ownership equity in earnings on both Tranche 1 and Tranche 2 Investments.

(5)
Certain differences between the Company's carrying value and the Company's share of NCM's membership equity have been identified and are amortized to equity in earnings over the respective lives of the assets and liabilities.

        During the nine month successor period ended September 30, 2013, payments received of $3,677,000 related to the NCM tax receivable agreement are recorded in investment income net of related amortization for the NCM tax receivable agreement intangible asset. Amounts related to the NCM tax receivable agreement of $3,949,000 were recorded in equity in earnings of non-consolidated entities during the period December 30, 2011 through August 30, 2012. Prior to the Merger, the Company did not have any carrying value related to the NCM tax receivable agreement. In connection with push down accounting as required by the Merger, the Company recorded an amortizable intangible asset in the amount of $20,900,000 related to the NCM tax receivable agreement. Because the Company has established a separate asset apart from its equity method investment in NCM that derives all of its fair value from the expected future payments under the NCM tax receivable agreement, the Company will account for the cash receipts under the NCM tax receivable agreement separately from its equity method investment in NCM. Prior to the Merger, the majority of the Company's investment in NCM (Tranche 1) was recorded at a carrying value of $0 and the remainder of the Company's investment in NCM (Tranche 2) was recorded at a carrying value of $72,323,000. Subsequent to the Merger, the Company increased the carrying value of its Tranche 1 and Tranche 2 investments in NCM from $72,323,000 to a fair value of $250,155,000. As both the NCM tax receivable agreement and investment in NCM were separately recorded at fair value as a result of the Merger, the Company will account for the NCM tax receivable agreement intangible amortization and NCM tax receivable agreement cash receipts separately as components of investment income, and the Company will account for its share of earnings in NCM and distributions of its earnings following the equity method.

NOTE 5—FAIR VALUE MEASUREMENTS

        Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts business. The inputs used to develop these fair value measurements are established in a hierarchy, which ranks the quality and reliability of the information used to determine the fair values. The fair value classification is based on levels of inputs. Assets and liabilities that are carried at fair value are classified and disclosed in one of the following categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

        Recurring Fair Value Measurements.    The following table summarizes the fair value hierarchy of the Company's financial assets carried at fair value on a recurring basis as of September 30, 2013:

		Fair Value Measurements at September 30, 2013 Using
(In thousands)	Total Carrying Value at September 30, 2013	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(Successor)
Other long-term assets:
Money Market Mutual Funds	$113	$113	$—	$—
Equity securities, available-for-sale:
RealD Inc. Common Stock	8,559	8,559	—	—
Mutual Fund Large U.S. Equity	2,515	2,515	—	—
Mutual Fund Small/Mid U.S. Equity	758	758	—	—
Mutual Fund International	392	392	—	—
Mutual Fund Balance	160	160	—	—
Mutual Fund Fixed Income	379	379	—	—

Total assets at fair value	$12,876	$12,876	$—	$—

        Valuation Techniques.    The Company's money market mutual funds are invested in funds that seek to preserve principal, are highly liquid, and therefore are recorded on the balance sheet at the principal amounts deposited, which equals fair value. The equity securities, available-for-sale, primarily consist of common stock and mutual funds invested in equity, fixed income, and international funds and are measured at fair value using quoted market prices. See Note 11—Accumulated Other Comprehensive Income for the unrealized gain on the equity securities recorded in accumulated other comprehensive income.

        Other Fair Value Measurement Disclosures.    The Company is required to disclose the fair value of financial instruments that are not recognized in the statement of financial position for which it is practicable to estimate that value:

		Fair Value Measurements at September 30, 2013 Using
(In thousands)	Total Carrying Value at September 30, 2013	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(Successor)
Current Maturities of Corporate Borrowings	$7,750	$—	$7,702	$—
Corporate Borrowings	2,067,905	—	2,087,642	—

        Valuation Technique.    Quoted market prices and observable market based inputs were used to estimate fair value.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 6—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS

        A rollforward of reserves for theatre and other closure and disposition of assets is as follows:

	Nine Months Ended
(In thousands)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012
	(Successor)	(Successor)	(Predecessor)
Beginning balance	$61,344	$62,935	$66,497
Theatre and other closure expense—continuing operations	4,489	434	5,953
Theatre and other closure expense—discontinued operations	—	—	7,562
Transfer of assets and liabilities	(55)	—	(456)
Foreign currency translation adjustment	(322)	648	683
Cash payments	(8,947)	(871)	(17,304)

Ending balance	$56,509	$63,146	$62,935

        Theatre and other closure expense was primarily due to accretion on previously closed properties with remaining lease obligations during the nine month Successor period ended September 30, 2013 and the period of August 31, 2012 through September 27, 2012. During the Predecessor period of December 30, 2011 through August 30, 2012, theatre and other closure expense of $5,953,000 was primarily due to accretion on previously closed properties with remaining lease obligations and an early termination of a lease agreement. In addition, the Company closed one theatre with 20 screens located in Canada and paid the landlord $7,562,000 to terminate the lease agreement during the Predecessor period. During the three months ended September 30, 2013, the period August 31, 2012 through September 27, 2012, and the period June 29, 2012 through August 30, 2012, the Company recognized theatre and other closure expense of $1,469,000, $434,000, and $764,000, respectively. During the nine months ended September 30, 2013, the period August 31, 2012 through September 27, 2012, and the period December 30, 2011 through August 30, 2012, the Company recognized theatre and other closure expense from continuing operations of $4,489,000, $434,000, and $5,953,000, respectively.

        Theatre and other closure reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for the base rents, taxes and maintenance.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 7—INCOME TAXES

        The difference between the effective tax rate on earnings from continuing operations before income taxes and the U.S. federal income tax statutory rate is as follows:

	Nine Months Ended
(In thousands)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012
	(Successor)	(Successor)	(Predecessor)
Income tax expense at the federal statutory rate	$31,975	$(15,050)	$20,000
Effect of:
State income taxes	(3,610)	100	3,005
Permanent items	120	—	1,000
Change in FIN 48 Reserve	3,535	—	—
Change in net operating loss carryforward for excess tax deductions	(28,420)	—	—
Valuation allowance	7,260	15,050	(21,000)

Income tax expense	$10,860	$100	$3,005

Effective income tax rate	11.9%	(0.2)%	5.3%

        The accounting for income taxes requires that deferred tax assets and liabilities be recognized, using enacted tax rates, for the tax effect of temporary differences between the financial reporting and tax bases of recorded assets and liabilities. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

        The state tax provision was for the states that impose their income based taxes on a gross sales method, that impose a margin tax, that have suspended the use of net operating loss carryforwards into the current tax year and amounts related to state tax credits.

        The change in FIN 48 reserve relates to gross increases due to new positions during the nine months ended September 30, 2013 of $4,000,000, partially offset by favorable resolutions with taxing authorities of $(465,000).

        If, in the future, the Company generates sufficient earnings in the United States federal and state tax jurisdictions where it has recorded full valuation allowances, management's conclusion regarding the need for a valuation allowance in these tax jurisdictions could change. If this were to occur, the Company could have a reduction of some or a significant portion of the Company's recorded valuation allowance in the near term, which would reduce the Company's income tax provision and therefore increase net earnings. This determination would be dependent on a number of factors which would include, but not be limited to, the Company's expectation of future taxable income.

NOTE 8—COMMITMENTS AND CONTINGENCIES

        The Company, in the normal course of business, is a party to various ordinary course claims from vendors (including an online ticketing vendor, food and beverage suppliers and film distributors),

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 8—COMMITMENTS AND CONTINGENCIES (Continued)

landlords and other legal proceedings. If management believes that a loss arising from these actions is probable and can reasonably be estimated, the Company records the amount of the loss, or the minimum estimated liability when the estimated loss is within a range and no point in this range is more probable than another. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. Management believes that the ultimate outcome of such other matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations. However, litigation and claims are subject to inherent uncertainties and unfavorable outcomes could occur. An unfavorable outcome could include monetary damages. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the outcome occurs or in future periods.

NOTE 9—NEW ACCOUNTING PRONOUNCEMENTS

        In July 2013, the Financial Accounting Standards Board ("FASB") issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, ("ASU 2013-11"). This amendment provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. However, to the extent that (i) a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or (ii) the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. Early adoption is permitted and retrospective application is also permitted. The Company will adopt ASU 2013-11 as of the beginning of 2014 and is in the process of evaluating the impact of this pronouncement.

        In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830)—Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, ("ASU 2013-05"). This amendment clarifies the applicable guidance for the release of cumulative translation adjustment into net earnings. When an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity, the entity is required to apply the guidance in ASC 830-30 to release any related cumulative translation adjustment into net earnings. Accordingly, the cumulative translation adjustment should be released into net earnings only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. ASU 2013-05 is effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. Early adoption is

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 9—NEW ACCOUNTING PRONOUNCEMENTS (Continued)

permitted as of the beginning of the entity's fiscal year. The Company will adopt ASU 2013-05 as of the beginning of 2014 and does not expect the adoption of ASU 2013-05 to have a material impact on the Company's consolidated financial position, cash flows, or results of operations.

        In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, ("ASU 2013-02"). Under this amendment, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company adopted the disclosure requirements of ASU 2013-02 in the first quarter of 2013. See Note 11—Accumulated Other Comprehensive Income for the required disclosure.

NOTE 10—ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following table presents the changes in accumulated other comprehensive income by component:

(In thousands)	Foreign Currency	Pension and Other Benefits	Unrealized Gains on Marketable Securities	Unrealized Gain from Equity Method Investees' Cash Flow Hedge	Total
					(Successor)
Balance, December 31, 2012	$(530)	$7,264	$1,913	$797	$9,444

Other comprehensive income before reclassifications	341	—	(4,841)	2,489	(2,011)
Amounts reclassified from accumulated other comprehensive income	—	(58)	(301)	(290)	(649)

Net other comprehensive income (loss)	341	(58)	(5,142)	2,199	(2,660)

Balance, September 30, 2013	$(189)	$7,206	$(3,229)	$2,996	$6,784

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 10—ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

        The following table presents details about accumulated other comprehensive income components:

Reclassifications out of Accumulated Other Comprehensive Income

	Gains Reclassified from Accumulated Other Comprehensive Income
(In thousands)	Nine Months Ended September 30, 2013	Affected Line Item in the Consolidated Statements of Operations
	(Successor)
Amortization of pension and other benefit adjustments:
Actuarial gains	$(58)	General and administrative: Other
Unrealized gains on marketable securities:
Gain on marketable securities	(301)	Investment income
Unrealized gain from equity method investees' cash flow hedge:
Gain from equity method investees' cash flow hedge	(290)	Equity in earnings of non-consolidated entities

Total reclassifications	$(649)

NOTE 11—EMPLOYEE BENEFIT PLANS

        The Company sponsors frozen non-contributory qualified and non-qualified defined benefit pension plans generally covering all employees who, prior to the freeze, were age 21 or older and had completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year ending thereafter, and who were not covered by a collective bargaining agreement. The Company also offers eligible retirees the opportunity to participate in a health plan. Certain employees are eligible for subsidized postretirement medical benefits. The eligibility for these benefits is based upon a participant's age and service as of January 1, 2009.

        The Company expects to make pension contributions of approximately $888,000 per quarter for a total of approximately $3,552,000 during calendar 2013.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 11—EMPLOYEE BENEFIT PLANS (Continued)

        Net periodic benefit cost recognized for the plans during the nine months ended September 30, 2013, the period August 31, 2012 through September 27, 2012, and the period December 30, 2011 through August 30, 2012 consists of the following:

	Pension Benefits			Other Benefits
(In thousands)	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012	Nine Months Ended September 30, 2013	From Inception August 31, 2012 through September 27, 2012	December 30, 2011 through August 30, 2012
	(Successor)	(Successor)	(Predecessor)	(Successor)	(Successor)	(Predecessor)
Components of net periodic benefit cost:
Service cost	$135	$14	$121	$146	$14	$111
Interest cost	3,384	349	3,122	652	72	674
Expected return on plan assets	(3,530)	(339)	(2,927)	—	—	—
Amortization of net (gain) loss	—	—	900	(58)	—	88
Amortization of prior service credit	—	—	—	—	—	(764)

Net periodic benefit cost (gain)	$(11)	$24	$1,216	$740	$86	$109

NOTE 12—CORPORATE BORROWINGS

        A summary of the carrying value of corporate borrowings and capital and financing lease obligations is as follows:

(In thousands)	September 30, 2013	December 31, 2012
	(Successor)	(Successor)
Senior Secured Credit Facility-Term Loan due 2016 (4.25% as of December 31, 2012)	$—	$465,878
Senior Secured Credit Facility-Term Loan due 2018 (4.75% as of December 31, 2012)	—	297,000
Senior Secured Credit Facility-Term Loan due 2020 (3.50% as of September 30, 2013)	769,372	—
8.75% Senior Fixed Rate Notes due 2019	649,475	654,692
9.75% Senior Subordinated Notes due 2020	656,808	661,105
Capital and financing lease obligations, 8.25% - 11%	117,994	122,645

	2,193,649	2,201,320
Less: current maturities	(14,537)	(14,280)

	$2,179,112	$2,187,040

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 12—CORPORATE BORROWINGS (Continued)

        On April 30, 2013, the Company entered into a new $925,000,000 Senior Secured Credit Facility pursuant to which the Company borrowed term loans and used the proceeds to fund the redemption of both the Senior Secured Credit Facility Term Loan due 2016 (the "Term Loan due 2016") and the Senior Secured Credit Facility Term Loan due 2018 (the "Term Loan due 2018"). The Senior Secured Credit Facility is comprised of a $150,000,000 Revolving Credit Facility, which matures on April 30, 2018 (the "Revolving Credit Facility"), and a $775,000,000 term loan, which matures on April 30, 2020 (the "Term Loan due 2020"). The Term Loan due 2020 requires repayments of principal of 0.25% of the original principal amount, or $1,937,500, per quarter, with the remaining principal payable upon maturity. The term loan was issued at a 0.25% discount which will be amortized to interest expense over the term of the loan. The Company capitalized deferred financing costs of approximately $6,905,000 related to the issuance of the Revolving Credit Facility and approximately $2,201,000 related to the issuance of the Term Loan due 2020 during 2013. Concurrently with the Term Loan due 2020 borrowings on April 30, 2013, the Company redeemed all of the outstanding Term Loan due 2016 and the Term Loan due 2018 at a redemption price of 100% of the outstanding aggregate principal balance of $464,088,000 and $296,250,000, respectively, plus accrued and unpaid interest. The Company recorded a net gain of approximately $(130,000) in other expense (income), which consisted of the Term Loan due 2016 premium write-off, partially offset by the expense for the third-party costs incurred in connection with the repurchase of the Term Loan due 2016 and the Term Loan due 2018, during the nine months ended September 30, 2013. At September 30, 2013, the aggregate principal balance of the Term Loan due 2020 was $771,125,000 and there were no borrowings under the Revolving Credit Facility.

        Borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at the Company's option, either a base rate or LIBOR. The minimum rate for base rate borrowings is 1.75% and the minimum rate for LIBOR-based borrowings is 0.75%. The applicable margin for the Term loan due 2020 is 1.75% for base rate borrowings and 2.75% for LIBOR based loans. The applicable margin for the Revolving Credit Facility ranges from 1.25% to 1.5% for base rate borrowings and from 2.25% to 2.5% for LIBOR based borrowings. The Revolving Credit Facility also provides for an unused commitment fee of 0.50% per annum and for letter of credit fees of up to 0.25% per annum plus the applicable margin for LIBOR-based borrowings on the undrawn amount of the letter of credit. The applicable rate for borrowings under the Term Loan due 2020 at September 30, 2013 was 3.5% based on LIBOR (2.75% margin plus 0.75% minimum LIBOR rate). Prior to redemption, the applicable rate for borrowings under the Term Loan due 2016 at April 30, 2013 was 4.25% based on LIBOR (3.25% margin plus 1.00% minimum LIBOR rate) and the applicable rate for borrowings under the Term Loan due 2018 was 4.75% (3.75% margin plus 1.00% minimum LIBOR rate). The Company is obligated to repay $7,750,000 of the Term Loan due 2020 per annum through April 30, 2019, with any remaining balance due on April 30, 2020. The Company may voluntarily repay outstanding loans under the Senior Secured Credit Facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

        The Senior Secured Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company and its subsidiaries, to sell assets; incur additional indebtedness; prepay other indebtedness (including the notes); pay dividends and

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 30, 2013

(Unaudited)

NOTE 12—CORPORATE BORROWINGS (Continued)

distributions or repurchase their capital stock; create liens on assets; make investments; make acquisitions; engage in mergers or consolidations; engage in transactions with affiliates; amend constituent documents and material agreements governing subordinated indebtedness, including the Notes due 2020; change the business conducted by it and its subsidiaries; and enter into agreements that restrict dividends from subsidiaries. In addition, the Senior Secured Credit Facility requires the Company and its subsidiaries to maintain, on the last day of each fiscal quarter, a net senior secured leverage ratio, as defined in the Senior Secured Credit Facility, of no more than 3.25 to 1 as long as the commitments under the Revolving Credit Facility remain outstanding. The Senior Secured Credit Facility also contains certain customary affirmative covenants and events of default, including the occurrence of (i) a change in control, as defined in the Senior Secured Credit Facility, (ii) defaults under other indebtedness of the Company, any guarantor or any significant subsidiary having a principal amount of $25,000,000 or more, and (iii) one or more uninsured judgments against the Company, any guarantor, or any significant subsidiary for an aggregate amount exceeding $25,000,000 with respect to which enforcement proceedings are brought or a stay of enforcement is not in effect for any period of 60 consecutive days.

        All obligations under the Senior Secured Credit Facility are guaranteed by each of the Company's wholly-owned domestic subsidiaries. All obligations under the Senior Secured Credit Facility, and the guarantees of those obligations (as well as cash management obligations), are secured by substantially all of the Company's assets as well as those of each subsidiary guarantor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
AMC Entertainment Holdings, Inc.:

        We have audited the accompanying consolidated balance sheets of AMC Entertainment Holdings, Inc. (the Company) as of December 31, 2012 and March 29, 2012, and the related consolidated statements of operations, comprehensive earnings (loss), stockholders' equity, and cash flows for the August 31, 2012 to December 31, 2012 period, the 22-week period ended August 30, 2012, and each of the 52-week periods ended March 29, 2012 and March 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMC Entertainment Holdings, Inc. as of December 31, 2012 and March 29, 2012, and the results of its operations and its cash flows for the August 31, 2012 to December 31, 2012 period, the 22-week period ended August 30, 2012, and each of the 52-week periods ended March 29, 2012 and March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, effective August 30, 2012, the Company had a change of controlling ownership. As a result of this change of control, the consolidated financial information after August 30, 2012 is presented on a different cost basis than that for the period before the change of control and, therefore, is not comparable.

/s/ KPMG LLP

Kansas City, Missouri
August 27, 2013

AMC ENTERTAINMENT HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Transition Period
	From Inception August 31, 2012 through December 31, 2012 (restated)				Fiscal 2012		Fiscal 2011
(In thousands)			March 30, 2012 through August 30, 2012		52 Weeks Ended March 29, 2012		52 Weeks Ended March 31, 2011
	(Successor)		(Predecessor)		(Predecessor)		(Predecessor)
Revenues
Admissions		$548,632		$816,031		$1,721,295	$1,644,837
Food & beverage		229,739		342,130		689,680	644,997
Other theatre		33,121		47,911		111,002	72,704

Total revenues		811,492		1,206,072		2,521,977	2,362,538

Operating costs and expenses
Film exhibition costs		291,561		436,539		916,054	860,470
Food & beverage costs		30,545		47,326		93,581	79,763
Operating expense		230,434		297,328		696,783	691,264
Rent		143,374		189,086		445,326	451,874
General and administrative:
Merger, acquisition and transaction costs		3,366		4,417		3,958	16,838
Management fee		—		2,500		5,000	5,000
Other		29,110		27,023		51,495	58,157
Depreciation and amortization		71,633		80,971		212,817	211,444
Impairment of long-lived assets		—		—		285	12,779

Operating costs and expenses		800,023		1,085,190		2,425,299	2,387,589

Operating income (loss)		11,469		120,882		96,678	(25,051)
Other expense (income)
Other expense		49		960		1,965	42,687
Interest expense:
Corporate borrowings		45,259		67,614		172,159	177,459
Capital and financing lease obligations		1,873		2,390		5,968	6,198
Equity in (earnings) losses of non-consolidated entities		2,480		(7,545)		(12,559)	(17,178)
Gain on NCM transactions		—		—		—	(64,441)
Investment expense (income)		290		(41)		17,619	(484)

Total other expense		49,951		63,378		185,152	144,241

Earnings (loss) from continuing operations before income taxes		(38,482)		57,504		(88,474)	(169,292)
Income tax provision		3,500		2,500		2,015	1,950

Earnings (loss) from continuing operations		(41,982)		55,004		(90,489)	(171,242)
Earnings (loss) from discontinued operations, net of income taxes		(688)		35,153		(3,609)	(3,062)

Net earnings (loss)		$(42,670)		$90,157		$(94,098)	$(174,304)

Basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations		$(27.72)		$43.00		$(70.74)	$(133.90)
Earnings (loss) from discontinued operations		(0.45)		27.48		(2.82)	(2.39)

Net earnings (loss) per share		$(28.17)		$70.48		$(73.56)	$(136.29)

Average shares outstanding:
Basic		1,514.48		1,279.14		1,279.14	1,278.92

Diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations		$(27.72)		$42.74		$(70.74)	$(133.90)
Earnings (loss) from discontinued operations		(0.45)		27.32		(2.82)	(2.39)

Net earnings (loss) per share		$(28.17)		$70.06		$(73.56)	$(136.29)

Average shares outstanding:
Diluted		1,514.48		1,286.81		1,279.14	1,278.92

Pro Forma basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$		$		$
Earnings (loss) from discontinued operations

Net earnings (loss) per share	$		$		$

Average shares outstanding:
Basic

Pro Forma diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$		$		$
Earnings (loss) from discontinued operations

Net earnings (loss) per share	$		$		$

Average shares outstanding:
Diluted

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

	Transition Period
	From Inception August 31, 2012 through December 31, 2012 (restated)		Fiscal 2012	Fiscal 2011
(In thousands)		March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Net earnings (loss)	$(42,670)	$90,157	$(94,098)	$(174,304)
Foreign currency translation adjustment, net of tax	(530)	11,935	2,465	(5,678)
Pension and other benefit adjustments:
Net gain (loss) arising during the period, net of tax	7,279	—	(18,939)	(664)
Prior service credit arising during the period, net of tax	—	771	1,035	283
Amortization of net loss included in net periodic benefit costs, net of tax	—	987	5	137
Amortization of prior service credit included in net periodic benefit costs, net of tax	—	(448)	(984)	(865)
Settlement, net of tax	(15)	—	—	—
Unrealized gain (loss) on marketable securities:
Unrealized holding gain (loss) arising during the period, net of tax	1,915	(4,167)	(17,490)	5,972
Less: reclassification adjustment for gains (loss) included in investment expense (income), net of tax	(2)	(44)	17,696	—
Unrealized gain from equity method investee's cash flow hedge, net of tax	797	—	—	—

Other comprehensive earnings (loss)	9,444	9,034	(16,212)	(815)

Total comprehensive earnings (loss)	$(33,226)	$99,191	$(110,310)	$(175,119)

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)	December 31, 2012	March 29, 2012
	(Successor)	(Predecessor)
ASSETS
Current assets:
Cash and equivalents	$133,071	$277,605
Receivables, net	97,108	43,038
Other current assets	70,627	85,916

Total current assets	300,806	406,559
Property, net	1,147,959	883,697
Intangible assets, net	243,180	135,024
Goodwill	2,249,153	1,953,686
Other long-term assets	332,740	261,301

Total assets	$4,273,838	$3,640,267

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$226,220	$195,938
Accrued expenses and other liabilities	155,286	148,348
Deferred revenues and income	171,122	174,355
Current maturities of corporate borrowings and capital and financing lease obligations	14,280	61,846

Total current liabilities	566,908	580,487
Corporate borrowings	2,070,671	2,087,495
Capital and financing lease obligations	116,369	59,413
Exhibitor services agreement	318,154	328,442
Other long-term liabilities	433,151	426,829

Total liabilities	3,505,253	3,482,666

Commitments and contingencies
Class N Common Stock nonvoting ($.01 par value, 25,000 shares authorized; 3,497 shares issued and outstanding as of December 31, 2012)	1,811	—

Stockholders' equity:
Class A Common Stock voting ($.01 par value, 2,000,000 shares authorized; 1,531,424 shares issued and outstanding as of December 31, 2012)	15
Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 2,021.01696 shares issued and outstanding as of March 29, 2012)	—
Class A-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding as of March 29, 2012)		4
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding as of March 29, 2012)		4
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of March 29, 2012)		3
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of March 29, 2012)		3
Additional paid-in capital	799,985	673,325
Treasury Stock, 4,314 shares at cost	—	(2,596)
Accumulated other comprehensive income (loss)	9,444	(20,203)
Accumulated deficit	(42,670)	(492,939)

Total stockholders' equity	766,774	157,601

Total liabilities and stockholders' equity	$4,273,838	$3,640,267

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Transition Period
			Fiscal 2012	Fiscal 2011
	From Inception August 31, 2012 through December 31, 2012
(In thousands)		March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Cash flows from operating activities:
Net earnings (loss)	$(42,670)	$90,157	$(94,098)	$(174,304)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	71,633	81,234	214,029	212,413
Interest accrued to principal on corporate borrowings	—	—	9,446	10,981
Interest paid and discount on repurchase of Parent Term Loan	—	—	(59,965)	—
Discount on repurchase of Discount Notes due 2014	—	—	—	(70,877)
Deferred income taxes	3,020	—	—	—
Impairment of assets	—	—	285	12,779
Loss on extinguishment and modification of debt	—	—	922	16,008
Gain on NCM transactions	—	—	—	(64,441)
Impairment of RealD Inc. investment	—	—	17,751	—
Theatre and other closure expense	2,381	11,753	7,449	60,763
(Gain) loss on dispositions	73	(48,245)	(580)	(9,719)
Equity in earnings and losses from non-consolidated entities, net of distributions	12,707	(495)	20,553	18,715
Change in assets and liabilities:
Receivables	(66,615)	12,884	(18,554)	4,381
Other assets	(35,138)	36,770	(3,712)	671
Accounts payable	69,029	(58,027)	26,747	(30,487)
Accrued expenses and other liabilities	63,288	(50,473)	21,977	(3,879)
Other, net	(3,816)	814	(5,221)	828

Net cash provided by (used in) operating activities	73,892	76,372	137,029	(16,168)

Cash flows from investing activities:
Capital expenditures	(72,774)	(40,116)	(139,359)	(129,347)
Merger	3,110	—	—	—
Acquisition of Rave theatres, net of cash acquired	(87,555)	—	—	—
Acquisition of Kerasotes, net of cash acquired	—	—	—	(280,606)
Proceeds from NCM, Inc. stock sale	—	—	—	102,224
Proceeds from disposition of long-term assets	90	7,291	1,474	58,391
Investments in non-consolidated entities, net	(1,194)	1,589	(26,880)	(1,619)
Proceeds from sale/leaseback of digital projection equipment	—	—	953	4,905
Proceeds from disposition of Cinemex	—	—	—	1,840
Other, net	(575)	205	98	(5,825)

Net cash used in investing activities	(158,898)	(31,031)	(163,714)	(250,037)

Cash flows from financing activities:
Proceeds from issuance of Senior Subordinated Notes due 2020	—	—	—	600,000
Proceeds from issuance of Term Loan due 2018	—	—	297,000	—
Repurchase of Senior Subordinated Notes due 2016	—	—	—	(325,000)
Payment of tender offer and consent solicitation consideration on Senior Subordinated Notes due 2016	—	—	—	(5,801)
Repayment of Term Loan due 2013	—	—	(140,657)	—
Repurchase of Senior Subordinated Notes due 2014	—	(191,035)	(108,965)	—
Repurchase of Parent Term Loan	—	—	(159,440)	—
Repurchase of Discount Notes due 2014	—	—	—	(169,918)
Principal payments under Term Loan	(4,002)	(4,002)	(4,875)	(6,500)
Principal payments under capital and financing lease obligations	(875)	(1,298)	(3,422)	(4,194)
Capital contribution	100,000	—	—	—
Deferred financing costs	—	(2,378)	(6,827)	(14,742)
Change in construction payables	22,487	(23,575)	13,512	(727)

Net cash provided by (used in) financing activities	117,610	(222,288)	(113,674)	73,118
Effect of exchange rate changes on cash and equivalents	(207)	16	556	(1,098)

Net increase (decrease) in cash and equivalents	32,397	(176,931)	(139,803)	(194,185)
Cash and equivalents at beginning of period	100,674	277,605	417,408	611,593

Cash and equivalents at end of period	$133,071	$100,674	$277,605	$417,408

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (refunded) during the period for:
Interest (including amounts capitalized of $0, $14, $58 and $64)	$68,794	$78,789	$219,493	$185,448
Income taxes, net	10,088	828	807	729
Schedule of non-cash investing and financing activities:
Investment in NCM (See Note 7—Investments)	$—	$—	$—	$86,159
Investment in RealD Inc. (See Note 7—Investments)	—	—	—	27,586
See Note 2—Acquisition for non-cash activities related to acquisition

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Class A Voting Common Stock		Class A-1 Voting Common Stock		Class A-2 Voting Common Stock		Class N Nonvoting Common Stock		Class L-1 Voting Common Stock		Class L-2 Voting Common Stock
															Accumulated Other Comprehensive Income (Loss)
													Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Total Stockholders' Equity
(In thousands, except share and per share data)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Predecessor
Balance April 1, 2010	—	$—	382,475.00000	$4	382,475.00000	$4	1,700.63696	$—	256,085.61252	$3	256,085.61252	$3	$669,837	$(2,596)	$(3,176)	$(224,537)	$439,542
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(174,304)	(174,304)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(815)	—	(815)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	1,526	—	—	—	1,526
Issuance of Class N common stock	—	—	—	—	—	—	320.38	—	—	—	—	—	—	—	—	—	—

Balance March 31, 2011	—	—	382,475.00000	4	382,475.00000	4	2,021.01696	—	256,085.61252	3	256,085.61252	3	671,363	(2,596)	(3,991)	(398,841)	265,949
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(94,098)	(94,098)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(16,212)	—	(16,212)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	1,962	—	—	—	1,962

Balance March 29, 2012	—	—	382,475.00000	4	382,475.00000	4	2,021.01696	—	256,085.61252	3	256,085.61252	3	$673,325	(2,596)	(20,203)	(492,939)	157,601

Balance March 29, 2012
Net earnings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	90,157	90,157
Comprehensive earnings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,034	—	9,034
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	830	—	—	—	830

Balance August 30, 2012	—	—	382,475.00000	4	382,475.00000	4	2,021.01696	—	256,085.61252	3	256,085.61252	$3	674,155	(2,596)	(11,169)	(402,782)	257,622

Successor
Balance August 30, 2012	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(42,670)	(42,670)
Comprehensive earnings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,444	—	9,444
Merger consideration	1,338,048	14	—	—	—	—	—	—	—	—	—	—	699,986	—	—	—	700,000
Capital contributions	193,376	1	—	—	—	—	—	—	—	—	—	—	99,999	—	—	—	100,000

Balance December 31, 2012	1,531,424	$15	—	$—	—	$—	—	$—	—	$—	—	$—	$799,985	$—	$9,444	$(42,670)	$766,774

See Notes to Consolidated Financial Statements

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

        AMC Entertainment Holdings, Inc. ("Parent" or the "Company"), through its direct and indirect subsidiaries, including AMC Entertainment® Inc. ("AMCE"), American Multi-Cinema, Inc. ("AMC") and its subsidiaries, (collectively with Parent, unless the context otherwise requires, the "Company"), is principally involved in the theatrical exhibition business and owns, operates or has interests in theatres primarily located in the United States. Parent is an indirect, wholly owned subsidiary of Dalian Wanda Group Co., Ltd. ("Wanda"), a Chinese private conglomerate.

        On August 30, 2012, Wanda acquired Parent through a merger between Parent and Wanda Film Exhibition Co. Ltd. ("Merger Subsidiary"), a wholly-owned indirect subsidiary of Wanda, whereby Merger Subsidiary merged with and into Parent with Parent continuing as the surviving corporation and as a wholly-owned indirect subsidiary of Wanda (the "Merger"). A change of control of the Company occurred pursuant to the Merger. Prior to the Merger, Parent was owned by J.P. Morgan Partners, LLC and certain related investment funds ("JPMP"), Apollo Management, L.P. and certain related investment funds ("Apollo"), affiliates of Bain Capital Partners ("Bain"), The Carlyle Group ("Carlyle") and Spectrum Equity Investors ("Spectrum") (collectively the "Sponsors"). The merger consideration totaled $701,811,000, with $700,000,000 invested by Wanda and $1,811,000 invested by members of management. The estimated transaction value was approximately $2,745,875,000. Wanda acquired cash, corporate borrowings and capital and financing lease obligations in connection with the Merger. Funding for the merger consideration was obtained by Merger Subsidiary pursuant to bank borrowings and cash contributed by Wanda.

        In connection with the change of control discussed above, the Company's assets and liabilities were adjusted to fair value on the closing date of the Merger by application of "push down" accounting. As a result of the application of "push down" accounting in connection with the Merger, the Company's financial statement presentations herein distinguish between a predecessor period, ("Predecessor"), for periods prior to the Merger and a successor period, ("Successor"), for periods subsequent to the Merger. The Successor applied "push down" accounting and its financial statements reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the Merger date, August 30, 2012. The consolidated financial statements presented herein are those of Successor from its inception on August 31, 2012 through December 31, 2012, and those of Predecessor for all periods prior to the Merger date. As a result of the application of "push down" accounting at the time of the Merger, the financial statements for the Predecessor period and for the Successor period are presented on different bases and are, therefore, not comparable. See Note 2—Merger for additional information regarding the Merger.

        On March 31, 2011, Marquee Holdings Inc. ("Holdings"), a direct, wholly-owned subsidiary of Parent and a holding company, the sole asset of which consisted of the capital stock of AMCE, was merged with and into Parent, with Parent continuing as the surviving entity. As a result of the merger, AMCE became a direct subsidiary of Parent.

        Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (1) Impairments, (2) Film exhibition costs, (3) Income and operating taxes, (4) Theatre and Other Closure Expense (Income),

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5) Gift card and packaged ticket breakage, and (6) Estimates of fair value for assets and liabilities recorded in connection with the application of "push down" accounting. Actual results could differ from those estimates.

        Principles of Consolidation:    The consolidated financial statements include the accounts of AMCE and all subsidiaries, as discussed above. All significant intercompany balances and transactions have been eliminated in consolidation. There are no noncontrolling (minority) interests in the Company's consolidated subsidiaries; consequently, all of its stockholders' equity, net earnings (loss) and comprehensive earnings (loss) for the periods presented are attributable to controlling interests.

        Fiscal Year:    On November 15, 2012, the Company changed its fiscal year to a calendar year ending on December 31st of each year. Prior to the change, the Company had a 52/53 week fiscal year ending on the Thursday closest to the last day of March. All references to "fiscal year", unless otherwise noted, refer to the fifty-two week fiscal year, which ended on the Thursday closest to the last day of March. The consolidated financial statements cover the transition period of March 30, 2012 through December 31, 2012 ("Transition Period").

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        For comparative purposes, the Consolidated Statement of Operations, Statement of Comprehensive Loss and Statement of Cash Flows for the period April 1, 2011 through December 29, 2011 are presented as follows:

(Unaudited) 39 Weeks Ended December 29, 2011
Consolidated Statement of Operations
(In thousands)
(Predecessor)
Revenues
Admissions	$1,295,469
Food & beverage	518,081
Other theatre	71,984

Total revenues	1,885,534

Operating costs and expenses
Film exhibition costs	694,863
Food & beverage costs	70,961
Operating expense	525,431
Rent	334,607
General and administrative:
Merger, acquisition and transaction costs	1,705
Management fee	3,750
Other	35,874
Depreciation and amortization	155,970

Operating costs and expenses	1,823,161

Operating income	62,373
Other expense (income)
Other expense	429
Interest expense:
Corporate borrowings	129,813
Capital and financing lease obligations	4,480
Equity in earnings of non-consolidated entities	(1,864)
Investment expense	17,644

Total other expense	150,502

Loss from continuing operations before income taxes	(88,129)
Income tax provision	1,510

Loss from continuing operations	(89,639)
Loss from discontinued operations, net of income taxes	(2,989)

Net loss	$(92,628)

Basic loss per share of common stock:
Loss from continuing operations	$(70.08)
Loss from discontinued operations	(2.33)

Net loss per share	$(72.41)

Average shares outstanding:
Basic	1,279.14

Diluted loss per share of common stock:
Loss from continuing operations	$(70.08)
Loss from discontinued operations	(2.33)

Net loss per share	$(72.41)

Average shares outstanding:
Diluted	1,279.14
Consolidated Statement of Comprehensive Loss
Net loss	$(92,628)
Foreign currency translation adjustment, net of tax	4,837
Amortization of net loss included in net periodic benefit costs, net of tax	4
Amortization of prior service credit included in net periodic benefit costs, net of tax	(668)
Unrealized gain (loss) on marketable securities:
Unrealized holding loss arising during the period, net of tax	(23,791)
Less: reclassification adjustment for loss included in investment expense, net of tax	17,724

Other comprehensive loss	(1,894)

Total comprehensive loss	$(94,522)

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

(unaudited) 39 Weeks Ended December 29, 2011
Consolidated Statement of Cash Flows
(In thousands)
(Predecessor)
Cash flows from operating activities:
Net loss	$(92,628)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	156,914
Interest accrued to principal on corporate borrowings	8,573
Impairment of RealD Inc. investment	17,751
Theatre and other closure expense	5,687
Loss on dispositions	1,444
Equity in earnings from non-consolidated entities, net of distributions	18,731
Change in assets and liabilities:
Receivables	(46,543)
Other assets	(1,766)
Accounts payable	38,266
Accrued expenses and other liabilities	35,529
Other, net	(5,103)

Net cash provided by operating activities	136,855

Cash flows from investing activities:
Capital expenditures	(85,083)
Merger	—
Investments in non-consolidated entities, net	(23,835)
Other, net	944

Net cash used in investing activities	(107,974)

Cash flows from financing activities:
Principal payments under Term Loan	(3,250)
Principal payments under capital and financing lease obligations	(2,645)
Deferred financing costs	(1,423)
Change in construction payables	(1,298)

Net cash used in financing activities	(8,616)
Effect of exchange rate changes on cash and equivalents	520

Net increase in cash and equivalents	20,785
Cash and equivalents at beginning of period	417,408

Cash and equivalents at end of period	$438,193

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$138,849
Income taxes, net	802

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Discontinued Operations:    The results of operations for the Company's discontinued operations have been eliminated from the Company's continuing operations and classified as discontinued operations for each period presented within the Company's Consolidated Statements of Operations. See Note 4—Discontinued Operations.

        Revenues:    Revenues are recognized when admissions and food & beverage sales are received at the theatres. The Company defers 100% of the revenue associated with the sales of gift cards and packaged tickets until such time as the items are redeemed or breakage income is recorded. In the fourth quarter of fiscal 2012, the Company changed its accounting method for recognizing gift card breakage income. Prior to the fourth quarter of fiscal 2012, the Company recognized breakage income when gift card redemptions were deemed remote and the Company determined that there was no legal obligation to remit the unredeemed gift cards to the relevant tax jurisdiction ("Remote Method"), which based on historical information was 18 months after the gift card was issued. In the fourth quarter of fiscal 2012, the Company accumulated a sufficient level of historical data from a large pool of homogeneous transactions to allow management to reasonably and objectively determine an estimated gift card breakage rate and the pattern of actual gift card redemptions. Accordingly during fiscal 2012, the Company changed its method for recording gift card breakage income to recognize breakage income and derecognize the gift card liability for unredeemed gift cards in proportion to actual redemptions of gift cards ("Proportional Method"). We recognize breakage income for gift cards using the Proportional Method where we apply a breakage rate for our five gift card sales channels which range from 14% to 23% of our current month sales and we recognize that total amount of breakage for that current month's sales as income over the next 24 months in proportion to the pattern of actual redemptions. We have determined our breakage rates and redemption patterns using data accumulated over ten years on a company-wide basis. Breakage for packaged tickets continues to be recognized as the redemption of these items is determined to be remote, that is if a ticket has not been used within 18 months after being purchased. During fiscal 2012, the Company recognized $32,633,000 of net gift card breakage income, of which $14,969,000 ($11.70 per share) represented the adjustment related to the change from the Remote Method to the Proportional Method. Additionally, concurrent with the accounting change discussed above, the Company changed the presentation of gift card breakage income from other income to other theatre revenues during fiscal 2012, with conforming changes made for all prior periods presented. During the Successor period August 31, 2012 through December 31, 2012, the Predecessor period March 30, 2012 through August 30, 2012, and the fiscal years ended March 29, 2012 and March 31, 2011, the Company recognized $3,483,000, $7,776,000, $32,633,000 and $14,131,000 of income, respectively, related to the derecognition of gift card liabilities which was recorded in other theatre revenues in the Consolidated Statements of Operations.

        Film Exhibition Costs:    Film exhibition costs are accrued based on the applicable box office receipts and estimates of the final settlement to the film licenses. Film exhibition costs include certain advertising costs. As of December 31, 2012 and March 29, 2012, the Company recorded film payables of $120,650,000 and $76,997,000, respectively, which are included in accounts payable in the accompanying Consolidated Balance Sheets.

        Food & Beverage Costs:    The Company records payments from vendors as a reduction of food & beverage costs when earned.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Screen Advertising:    On March 29, 2005, the Company and Regal Entertainment Group ("Regal") combined their respective cinema screen advertising businesses into a joint venture company called National CineMedia, LLC ("NCM") and on July 15, 2005, Cinemark Holdings, Inc. ("Cinemark") joined NCM, as one of the founding members. NCM engages in the marketing and sale of cinema advertising and promotions products, business communications and training services and the distribution of digital alternative content. The Company records its share of on-screen advertising revenues generated by NCM in other theatre revenues.

        Customer Frequency Program:    On April 1, 2011, the Company fully launched AMC Stubs, a customer frequency program which allows members to earn rewards, including $10 for each $100 spent, redeemable on future purchases at AMC locations. The portion of the admissions and food & beverage revenues attributed to the rewards is deferred as a reduction of admissions and food & beverage revenues, based on member redemptions. Rewards must be redeemed no later than 90 days from the date of issuance. Upon redemption, deferred rewards are recognized as revenues along with associated cost of goods. Rewards not redeemed within 90 days are forfeited and recognized as admissions or food & beverage revenues. Progress rewards (member spend toward earned rewards) for expired membership are forfeited upon expiration of the membership and recognized as admissions or food & beverage revenues. The program's annual membership fee is deferred, net of estimated refunds, and is recognized ratably over the one-year membership period.

        Advertising Costs:    The Company expenses advertising costs as incurred and does not have any direct-response advertising recorded as assets. Advertising costs were $4,137,000, $3,603,000, $10,118,000 and $6,561,000 for the Successor period August 31, 2012 through December 31, 2012, the Predecessor period March 30, 2012 through August 30, 2012, and the fiscal years ended March 29, 2012 and March 31, 2011, respectively, and are recorded in operating expense in the accompanying Consolidated Statements of Operations.

        Cash and Equivalents:    All highly liquid debt instruments and investments purchased with an original maturity of three months or less are classified as cash equivalents.

        Intangible Assets:    Intangible assets are recorded at cost or fair value, in the case of intangible assets resulting from the Merger and acquisitions, and are comprised of amounts assigned to theatre leases acquired under favorable terms, management contracts, a contract with an equity method investee, and a non-compete agreement, each of which are being amortized on a straight-line basis over the estimated remaining useful lives of the assets, and trademark and trade names, which are considered indefinite lived intangible assets and therefore are not amortized but rather evaluated for impairment annually.

        The Company elected to early adopt Accounting Standards Update ("ASU") No. 2012-02, Intangibles—Goodwill and Other (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment, ("ASU 2012-02") in the last quarter of the Transition Period. Under this amendment, the Company has an option to first assess the qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not the fair vale of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. During both the Transition Period and fiscal 2012, no

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

impairment charges were incurred. In fiscal 2011, the Company impaired favorable lease intangible assets in the amount of $1,334,000.

        Investments:    The Company accounts for its investments in non-consolidated entities using either the cost or equity methods of accounting as appropriate, and has recorded the investments within other long-term assets in its Consolidated Balance Sheets. Equity earnings and losses are recorded when our ownership interest provides the Company with significant influence. The Company follows the guidance in ASC 323-30-35-3, which prescribes the use of the equity method for investments where the Company has significant influence. The Company classifies gains and losses on sales of and changes of interest in equity method investments within equity in earnings of non-consolidated entities or in separate line items on the face of the Consolidated Statements of Operations when material, and classifies gains and losses on sales of investments accounted for using the cost method in investment income. Gains and losses on cash sales are recorded using the weighted average cost of all interests in the investments. Gains and losses related to non-cash negative common unit adjustments are recorded using the weighted average cost of those units accounted for as Tranche 2 Investments in NCM which were received in connection with prior common unit adjustments. Subsequent to the date of the Merger, the Company's investment in NCM consists of a single investment tranche consisting of 17,323,782 membership units recorded at fair value (Level 1) on August 30, 2012. See Note 7—Investments for further discussion of the Company's investments in NCM. As of December 31, 2012, the Company holds equity method investments comprised of a 15.47% interest in NCM, a joint venture that markets and sells cinema advertising and promotions; a 29% interest in Digital Cinema Implementation Partners LLC, a joint venture charged with implementing digital cinema in the Company's theatres; and a 50% ownership interest in two U.S. motion picture theatres and one IMAX screen. During fiscal 2011, the Company formed a motion picture distribution company, Open Road Films, and holds a 50% ownership interest. At December 31, 2012, the Company's recorded investments are less than its proportional ownership of the underlying equity in these entities by approximately $18,966,000, excluding NCM. Included in equity in earnings of non-consolidated entities for the fifty-two weeks ended March 29, 2012 is an impairment charge of $2,742,000 related to a joint venture investment that was considered to be other than a temporary decline in value. Included in equity in earnings of non-consolidated entities for the fifty-two weeks ended March 31, 2011 is an impairment charge of $8,825,000 related to a joint venture investment in Midland Empire Partners, LLC. The decline in the fair market value of the investment was considered other than temporary due to inadequate projected future cash flows.

        The Company's investment in RealD Inc. is an available-for-sale marketable equity security and is carried at fair value (Level 1). Unrealized gains and losses on available-for-sale securities are included in the Company's Consolidated Balance Sheets as a component of accumulated other comprehensive loss. See Note 7—Investments for further discussion of the Company's investment in RealD Inc.

        Goodwill:    Goodwill represents the excess of purchase price over fair value of net tangible and identifiable intangible assets related to the Merger and subsequent acquisitions. The Company is not required to amortize goodwill as a charge to earnings; however, the Company is required to conduct an annual review of goodwill for impairment.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company's recorded goodwill was $2,217,690,000 and $1,953,686,000 as of December 31, 2012 and March 29, 2012, respectively. The Company evaluates goodwill and its trademark and trade names for impairment annually as of the beginning of the fourth quarter or more frequently as specific events or circumstances dictate. The Company's goodwill is recorded in its Theatrical Exhibition operating segment, which is also the reporting unit for purposes of evaluating recorded goodwill for impairment.

        The Company performed its annual impairment analysis during both the last quarter of the Transition Period and the fourth quarter of fiscal 2012 and reached a determination that there was no goodwill or trademark and trade name impairment.

        During fiscal 2011, the Company determined fair value by using an enterprise valuation methodology determined by applying multiples to cash flow estimates less net indebtedness, which the Company believes is an appropriate method to estimate fair value. There is considerable management judgment with respect to cash flow estimates and appropriate multiples and discount rates to be used in determining fair value and such management estimates fall under Level 3 within the fair value measurement hierarchy, see Note 16—Fair Value Measurements. There was no goodwill or trademark and trade name impairment.

        Other Long-term Assets:    Other long-term assets are comprised principally of investments in partnerships and joint ventures and capitalized computer software, which is amortized over the estimated useful life of the software.

        Accounts Payable:    Under the Company's cash management system, checks issued but not presented to banks frequently result in book overdraft balances for accounting purposes and are classified within accounts payable in the balance sheet. The change in book overdrafts are reported as a component of operating cash flows for accounts payable as they do not represent bank overdrafts. The amount of these checks included in accounts payable as of December 31, 2012 and March 29, 2012 was $64,573,000 and $49,338,000, respectively.

        Leases:    The majority of the Company's operations are conducted in premises occupied under lease agreements with initial base terms ranging generally from 15 to 20 years, with certain leases containing options to extend the leases for up to an additional 20 years. The Company does not believe that exercise of the renewal options are reasonably assured at the inception of the lease agreements and, therefore, considers the initial base term as the lease term. Lease terms vary but generally the leases provide for fixed and escalating rentals, contingent escalating rentals based on the Consumer Price Index not to exceed certain specified amounts and contingent rentals based on revenues with a guaranteed minimum.

        The Company records rent expense for its operating leases on a straight-line basis over the initial base lease term commencing with the date the Company has "control and access" to the leased premises, which is generally a date prior to the "lease commencement date" in the lease agreement. Rent expense related to any "rent holiday" is recorded as operating expense, until construction of the leased premises is complete and the premises are ready for their intended use. Rent charges upon completion of the leased premises subsequent to the theatre opening date are expensed as a component of rent expense.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Occasionally, the Company will receive amounts from developers in excess of the costs incurred related to the construction of the leased premises. The Company records the excess amounts received from developers as deferred rent and amortizes the balance as a reduction to rent expense over the base term of the lease agreement.

        The Company evaluates the classification of its leases following the guidance in ASC 840-10-25. Leases that qualify as capital leases are recorded at the present value of the future minimum rentals over the base term of the lease using the Company's incremental borrowing rate. Capital lease assets are assigned an estimated useful life at the inception of the lease that generally corresponds with the base term of the lease.

        Occasionally, the Company is responsible for the construction of leased theatres and for paying project costs that are in excess of an agreed upon amount to be reimbursed from the developer. ASC 840-40-05-5 requires the Company to be considered the owner (for accounting purposes) of these types of projects during the construction period and therefore it is required to account for these projects as sale and leaseback transactions. As a result, the Company has recorded $90,772,000 and $40,655,000 as financing lease obligations for failed sale leaseback transactions on its Consolidated Balance Sheets related to these types of projects as of December 31, 2012 and March 29, 2012, respectively.

        Sale and Leaseback Transactions:    The Company accounts for the sale and leaseback of real estate assets in accordance with ASC 840-40. Losses on sale leaseback transactions are recognized at the time of sale if the fair value of the property sold is less than the net book value of the property. Gains on sale and leaseback transactions are deferred and amortized over the remaining lease term.

        Impairment of Long-lived Assets:    The Company reviews long-lived assets, including definite-lived intangibles, investments in non-consolidated subsidiaries accounted for under the equity method, marketable equity securities and internal use software for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company identifies impairments related to internal use software when management determines that the remaining carrying value of the software will not be realized through future use. The Company reviews internal management reports on a quarterly basis as well as monitors current and potential future competition in the markets where it operates for indicators of triggering events or circumstances that indicate potential impairment of individual theatre assets. The Company evaluates theatres using historical and projected data of theatre level cash flow as its primary indicator of potential impairment and considers the seasonality of its business when making these evaluations. The Company performs impairment analysis during the last quarter of the year. Under these analyses, if the sum of the estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the asset, an impairment loss is recognized in the amount by which the carrying value of the asset exceeds its estimated fair value. Assets are evaluated for impairment on an individual theatre basis, which management believes is the lowest level for which there are identifiable cash flows. The impairment evaluation is based on the estimated cash flows from continuing use until the expected disposal date for the fair value of furniture, fixtures and equipment. The expected disposal date does not exceed the remaining lease period unless it is probable the lease period will be extended and may be less than the remaining lease period when the Company does not expect to operate the theatre to

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

the end of its lease term. The fair value of assets is determined as either the expected selling price less selling costs (where appropriate) or the present value of the estimated future cash flows. The fair value of furniture, fixtures and equipment has been determined using similar asset sales, in some instances with the assistance of third party valuation studies and using management judgment.

        There is considerable management judgment necessary to determine the estimated future cash flows and fair values of the Company's theatres and other long-lived assets, and, accordingly, actual results could vary significantly from such estimates, which fall under Level 3 within the fair value measurement hierarchy, see Note 16—Fair Value Measurements. There were no impairments during the Transition Period. During fiscal 2012, the Company recognized non-cash impairment losses of $20,788,000 related to long-term assets. The Company recognized an impairment loss of $285,000 on three theatres with 33 screens (in Arkansas, Maryland and Utah), which was related to property, net. The Company adjusted the carrying value of a joint venture investment, resulting in an impairment charge of $2,742,000 and adjusted the carrying value of a common stock investment in RealD Inc., resulting in an impairment charge of $17,751,000 when it was determined that it was an other than temporary decline in value.

        Impairment losses in the Consolidated Statements of Operations are included in the following captions:

(In thousands)	From Inception August 31, 2012 Through December 31, 2012	March 30, 2012 through August 30, 2012	52 weeks Ended March 29, 2012	52 weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Impairment of long-lived assets	$—	$—	$285	$12,779
Equity in (earnings) losses of non-consolidated entities	—	—	2,742	8,825
Investment expense (income)	—	—	17,751	—

Total impairment losses	$—	$—	$20,778	$21,604

        Foreign Currency Translation:    Operations outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average rates of exchange. The resultant translation adjustments are included in foreign currency translation adjustment, a separate component of accumulated other comprehensive income. Gains and losses from foreign currency transactions, except those intercompany transactions of a long-term investment nature, are included in net earnings (loss). If the Company substantially liquidates its investment in a foreign entity, any gain or loss on currency translation balance recorded in accumulated other comprehensive income is recognized as part of a gain or loss on disposition.

        Earnings (loss) per Share:    Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share includes the effects of outstanding stock options, if dilutive.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table sets forth the computation of basic and diluted earnings (loss) from continuing operations per common share:

(In thousands, except per share data)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 weeks Ended March 29, 2012	52 weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Numerator:
Earnings (loss) from continuing operations	$(41,982)	$55,004	$(90,489)	$(171,242)

Denominator:
Shares for basic earnings (loss) per common share	1,514.48	1,279.14	1,279.14	1,278.92
Stock options	—	7.67	—	—

Shares for diluted earnings per common share	1,514.48	1,286.81	1,279.14	1,278.92

Basic earnings (loss) from continuing operations per common share	$(27.72)	$43.00	$(70.74)	$(133.90)

Diluted earnings (loss) from continuing operations per common share	$(27.72)	$42.74	$(70.74)	$(133.90)

        There are no outstanding options to purchase common shares during the Successor period.

        Options to purchase 35,678.2 and 35,684.2 shares of common stock at a weighted average exercise price of $450 per share and 5,366 and 5,372 shares of nonvested restricted stock were outstanding during the years ended March 29, 2012 and March 31, 2011, respectively, but were not included in the computations of diluted earnings per share since the shares were anti-dilutive.

        Pro forma earnings (loss) per share (Unaudited):    The pro forma effect of the conversion of various classes of common stock to common stock have been reflected in the accompanying pro forma information for the periods presented. Prior to consummating this offering, Parent intends to reclassify each share of its existing Class A common stock and Class N common stock. Pursuant to the reclassification, which is being treated in a manner similar to a stock split, each holder of shares of Class A common stock and Class N common stock will receive          shares of Class B common stock for one share of existing Class A common stock and          shares of Class A common stock for one share of existing Class N common stock.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table sets forth the computation of pro forma basic and diluted earnings (loss) from continuing operations per common share:

	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 weeks Ended March 29, 2012	52 weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Numerator:
Earnings (loss) from continuing operations	$	$	$	$

Denominator:
Shares for basic earnings (loss) per common share
Stock options

Shares for diluted earnings per common share

Basic earnings (loss) from continuing operations per common share	$	$	$	$

Diluted earnings (loss) from continuing operations per common share	$	$	$	$

        There are no outstanding options to purchase common shares during the Successor period.

        Options to purchase              and               shares of common stock at a weighted average exercise price of        per share and          and            shares of nonvested restricted stock were outstanding during the years ended March 29, 2012 and March 31, 2011, respectively, but were not included in the computations of diluted earnings per share since the shares were anti-dilutive.

        Income and Operating Taxes:    The Company accounts for income taxes in accordance with ASC 740-10. Under ASC 740-10, deferred income tax effects of transactions reported in different periods for financial reporting and income tax return purposes are recorded by the asset and liability method. This method gives consideration to the future tax consequences of deferred income or expense items and recognizes changes in income tax laws in the period of enactment. The statement of operations effect is generally derived from changes in deferred income taxes on the balance sheet.

        The Company and Parent file a consolidated federal income tax return and combined income tax returns in certain state jurisdictions. Income taxes are allocated based on separate Company computations of income or loss. Tax sharing arrangements are in place and utilized when tax benefits from affiliates in the consolidated group are used to offset what would otherwise be taxable income generated by the Parent or another affiliate.

        Casualty Insurance:    The Company is self-insured for general liability up to $1,000,000 per occurrence and carries a $500,000 deductible limit per occurrence for workers compensation claims. The Company utilizes actuarial projections of its ultimate losses to calculate its reserves and expense.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

The actuarial method includes an allowance for adverse developments on known claims and an allowance for claims which have been incurred but which have not yet been reported. As of December 31, 2012 and March 29, 2012, the Company had recorded casualty insurance reserves of $14,980,000 and $15,163,000, respectively, net of estimated insurance recoveries. The Company recorded expenses related to general liability and workers compensation claims of $3,913,000, $5,732,000, $12,705,000 and $12,206,000 for the Successor period August 31, 2012 through December 31, 2012, the Predecessor period March 30, 2012 through August 30, 2012, and the fiscal years ended March 29, 2012 and March 31, 2011, respectively.

        Other Expense:    The following table sets forth the components of other expense:

(In thousands)	From Inception August 31, 2012 Through December 31, 2012	March 30, 2012 through August 30, 2012	52 weeks Ended March 29, 2012	52 weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Loss on extinguishment of Parent Term Loan Facility	$—	$—	$510	$—
Loss on redemption of 12% Senior Discount Notes due 2014	—	—	—	14,840
Loss on redemption of 11% Senior Subordinated Notes due 2016	—	—	—	24,332
Loss on redemption and modification of Senior Secured Credit Facility	—	—	383	3,656
Loss on redemption of 8% Senior Subordinated Notes due 2014	—	1,297	640	—
Other expense (income)	49	(337)	432	(141)

Other expense	$49	$960	1,965	$42,687

        Accounting Changes:    Prior to the fourth quarter of fiscal 2012, the Company recognized breakage income when gift card redemptions were deemed remote and the Company determined that there was no legal obligation to remit the unredeemed gift cards to the relevant tax jurisdiction ("Remote Method"), which, based on historical information, the Company concluded to be 18 months after the gift card was issued. At the end of the fourth quarter of fiscal 2012, the Company concluded it had accumulated a sufficient level of historical data from a large pool of homogeneous transactions to allow management to reasonably and objectively determine an estimated gift card breakage rate and the pattern of actual gift card redemptions. Accordingly, the Company changed its method for recognizing gift card breakage income to recognize breakage income and derecognize the gift card liability for unredeemed gift cards in proportion to actual redemptions of gift cards ("Proportional Method"). The Company believes the Proportional Method is preferable to the Remote Method as it better reflects the gift card earnings process resulting in the recognition of gift card breakage income over the period of gift card redemptions (i.e., over the performance period). The Company will continue to review

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

historical gift card redemption information at each reporting period to assess the continued appropriateness of the gift card breakage rates and pattern of redemption.

        In accordance with ASC 250, Accounting Changes and Error Corrections, the Company concluded that this accounting change represented a change in accounting estimate effected by a change in accounting principle and accordingly, accounted for the change as a change in estimate following a cumulative catch-up method. As a result, the cumulative catch-up adjustment recorded at the end of the fourth quarter of fiscal 2012 resulted in an additional $14,969,000 ($11.70 per share) of gift card breakage income under the Proportional Method. Inclusive of this cumulative catch-up, the Company recognized $32,633,000 of gift card breakage income in fiscal 2012.

        Additionally, concurrent with the accounting change discussed above, the Company changed the presentation of gift card breakage income from other income to other theatre revenues in the Consolidated Statements of Operations during fiscal 2012, with conforming changes made for all prior periods presented. The Company believes newly adopted presentation of gift card breakage income is preferable in the circumstances because breakage is an expected revenue stream to be earned at the time the cards are issued and is a key element and consideration of the profitability of their gift card sale program, and because it makes the Company's statements more comparable to its primary competitors.

        Prior Period Adjustments:    During the three months ended June 30, 2013, management identified adjustments necessary to correct the valuation allowance for deferred tax assets recognized when "push down" accounting was applied at the date of the Merger and to correct changes in the valuation allowance for deferred tax assets recognized subsequent to the Merger.

        Management determined that an increase to the valuation allowance at the date of the Merger was necessary to provide for deferred tax assets that more likely than not will not be realized. The out of period adjustment increased reported goodwill by $31,463,000, decreased other current assets by $30,300,000 and increased other long-term liabilities by $1,163,000 as of December 31, 2012. The Company has restated its December 31, 2012 balance sheet from amounts previously reported to reflect these adjustments.

        Management also determined that during the successor period from August 31, 2012 through December 31, 2012, reductions to the valuation allowance were incorrectly recorded, resulting in an understatement of tax expense and net loss from continuing operations of $5,520,000.

        The prior period adjustment for the period noted above has been recorded during 2012. The Company adjusted for the cumulative effect in the carrying amount of other long-term liabilities for the error related to the successor period from August 31, 2012 through December 31, 2012 of $5,520,000 with an offsetting adjustment to the income tax provision during the fourth quarter of 2012.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The impact of the item noted above on 2012. Other long-term liabilities and Accumulated deficit as of December 31, 2012 is presented below:

(in thousands)	Income Tax Provision
Cumulative increase in Other long-term liabilities	$5,520
Cumulative increase in Accumulated deficit	$5,520

        The impact of this adjustment increased basic and diluted loss per share by $3.64 for the successor period from August 31, 2012 through December 31, 2012.

        New Accounting Pronouncements:    In March 2013, the Financial Accounting Standards Board ("FASB") issued ASU No. 2013-05, Foreign Currency Matters (Topic 830)—Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, ("ASU 2013-05"). This amendment clarifies the applicable guidance for the release of cumulative translation adjustment into net earnings. When an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity, the entity is required to apply the guidance in ASC 830-30 to release any related cumulative translation adjustment into net earnings. Accordingly, the cumulative translation adjustment should be released into net earnings only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. ASU 2013-05 is effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. Early adoption is permitted as of the beginning of the entity's fiscal year. The Company will adopt ASU 2013-05 as of the beginning of calendar 2014 and does not expect the adoption of ASU 2013-05 to have a material impact on the Company's consolidated financial position, cash flows, or results of operations.

        In July 2012, the FASB issued ASU No. 2012-02, Intangibles-Goodwill and Other (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment, ("ASU 2012-02"). Under this amendment, an entity will have an option to first assess the qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. ASU 2012-02 will be effective for the indefinite-lived intangible asset impairment test performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company adopted ASU 2012-02 in the last quarter of the Transition Period and the adoption of ASU 2012-02 did not have a material impact on the Company's consolidated financial position, cash flows, or results of operations. For further information, see Goodwill within Note 1—The Company and Significant Accounting Policies.

        In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, ("ASU 2011-05"). This ASU provides companies with an option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two-separate but consecutive statements. This ASU eliminated the option of presenting the components of other comprehensive income as part of the statement of changes in stockholders' equity. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220)—

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standard Update No. 2011-05, ("ASU 2011-12"), which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. ASU 2011-05 and the deferrals in ASU 2011-12 will be effective for fiscal years and interim periods within those years, beginning after December 15, 2011 with retrospective application required. The Company adopted these accounting standard updates as of the beginning of the Transition Period and included the presentation requirements in its consolidated financial statements as of the first quarter of the Transition Period.

        In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, ("ASU 2013-02"). Under this amendment, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. ASU 2013-02 will be effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company will adopt ASU 2013-02 in the first quarter of calendar 2013 and does not expect the adoption of ASU 2013-02 to have a material impact on the Company's consolidated financial position, cash flows, or results of operations.

        In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820)—Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, ("ASU 2011-04"). This ASU requires disclosures regarding transfers between Level 1 and Level 2 of the fair value hierarchy, disclosures about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy, and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. ASU 2011-04 became effective during interim and annual periods beginning after December 15, 2011 and was effective for the Company as of the beginning of the Transition Period. See Note 16—Fair Value Measurements for the required disclosures.

        Subsequent Events:    The Company has evaluated subsequent events through November 26, 2013.

NOTE 2—MERGER

        Parent and Wanda, a Chinese private conglomerate, completed a Merger on August 30, 2012 in which Wanda indirectly acquired all of the outstanding capital stock of Parent. Parent merged with Wanda Film Exhibition Co. Ltd., ("Merger Subsidiary"), a wholly-owned indirect subsidiary of Wanda,

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 2—MERGER (Continued)

whereby Merger Subsidiary merged with and into Parent with Parent continuing as the surviving corporation and as a wholly-owned indirect subsidiary of Wanda. The merger consideration totaled $701,811,000, with $700,000,000 invested by Wanda and $1,811,000 invested by members of management, for which 1,338,048 shares of Class A common stock and 3,497 shares of Class N common stock were issued, respectively. The investment amount and price per share paid by members of management was determined pursuant to Management Subscription Agreements negotiated in connection with the Merger. Pursuant to such agreements, as a retention incentive certain key members of management were required to reinvest 50% of the after tax amount they received with respect to equity awards outstanding at the time of the Merger at a price per share equal to that received for such equity awards. The approximately one percent differential in the per share price paid by Wanda and members of management represents the dilutive effect from settlement of outstanding management equity awards in connection with the Merger. Wanda also acquired cash, corporate borrowings and capital and financing lease obligations in connection with the Merger as described below.

        In connection with the Merger agreement, $35,000,000 of consideration otherwise payable to the equity holders was deposited into an Indemnity Escrow Fund and $2,000,000 otherwise payable to the equity holders was deposited into an account designated by the Stockholder Representative. The $35,000,000 of consideration previously deposited in the Indemnity Escrow Fund, which was established to cover any indemnity claims by Wanda against the sellers (former owners) relating to their representations, warranties and covenants in connection with the Merger, was released in full on April 3, 2013. There were no indemnity claims made. Further, the $2,000,000 previously deposited in an account designated by the Stockholder Representative, which account was established to cover post-merger closing de minimis taxes and administrative fees and expenses, has also been released in full. On April 15, 2013, after net of such taxes, fees and expenses, $1,600,000 was released back to the selling stockholders, including members of management. The Company accounted for the entire $701,800,000 as purchase price which included the amounts placed in escrow because the Company believed any contingencies requiring escrow were remote and that the amounts would be paid out subsequently.

        As a result of the Merger and related change of control, the Company applied "push down" accounting, which requires allocation of the Merger consideration to the estimated fair values of the assets and liabilities acquired in the Merger. The allocation of Merger consideration was based on management's judgment after evaluating several factors, including a valuation assessment performed by a third party appraiser. The appraisal measurements included a combination of income, replacement cost and market approaches and represents managements' best estimate of fair value at August 30, 2012, the acquisition date. Management has finalized its purchase price allocation except for amounts assigned provisionally to certain leasehold improvements and furniture, fixtures and equipment included in Property, net. Management expects to finalize the fair values for these assets upon completing their final value analysis in May of 2013. Amounts assigned provisionally to these assets may change when this evaluation is completed. Adjustments made since the initial allocation decreased recorded goodwill by approximately $20,000,000. Other current assets increased by approximately $17,000,000 due to changes in deferred tax assets; intangible assets increased by approximately $6,000,000 primarily due to final determinations of fair values assigned to favorable leases and a contract with an equity method investee; Other long-term assets decreased by approximately $106,000,000 primarily due to final determinations of fair values assigned to equity method investments and changes in deferred tax assets;

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 2—MERGER (Continued)

and Other long-term liabilities declined by approximately $100,000,000 due to changes in deferred tax liabilities. The items mentioned above represent the most significant adjustments to the initial allocation of purchase price for the Merger. The following is a summary of the allocation of the Merger consideration:

(In thousands)	Total
Cash	$103,784
Receivables, net	29,775
Other current assets	34,840
Property, net(1)	1,063,028
Intangible assets, net(2)	246,507
Goodwill(3)	2,170,129
Other long-term assets(4)	342,533
Accounts payable	(134,186)
Accrued expenses and other liabilities	(138,535)
Gift card, package tickets, and loyalty program liability(5)	(117,841)
Corporate borrowings(6)	(2,086,926)
Capital and financing lease obligations	(60,922)
Exhibitor services agreement(7)	(322,620)
Other long-term liabilities(8)	(427,755)

Total Merger consideration	$701,811

Corporate borrowings	2,086,926
Capital and financing lease obligations	60,922
Less: cash	(103,784)

Total transaction value	$2,745,875

(1)
Property, net consists of real estate, leasehold improvements and furniture, fixtures and equipment recorded at fair value.

(2)
Intangible assets consist of a trademark and trade names, a non-compete agreement, management contracts, a contract with an equity method investee, and favorable leases. See Note 6—Goodwill and Other Intangible Assets for further information. In general, the majority of the Company's asset value is comprised of real estate and fixed assets. Furthermore, the majority of the Company's theatres are operated via lease agreements as opposed to owning the underlying real estate. Therefore, any asset value related to leased real estate would exist only if the existing lease agreements were at below-market, or favorable, terms. Certain of the Company's leased locations were considered to be at favorable terms, and an intangible asset was ascribed for such lease agreements. However, the majority of lease agreements were considered to be at market terms. As a result, there is no owned real estate or lease intangible asset value ascribed to the majority of the Company's locations. In estimating the fair value of the favorable lease agreements, market rents were estimated for each of the Company's leased locations. If the contractual rents were considered to be below the market rent, a favorable lease agreement was valued by discounting the difference between the contractual rent and

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 2—MERGER (Continued)

  estimated market rates over the remaining lease term. Renewal options in the leases were also considered in determining the remaining lease term.

  Other intangible assets were also considered. For the Company's business, the largest intangible asset (other than a favorable lease agreement) is the trade name. There was no customer relationship asset since the Company's customers represent "walk-in traffic" in which the customer would not meet the legal or separable criteria under ASC 805. The royalty savings method, a form of the income approach, was used to estimate the fair value of the trade name. In estimating the appropriate royalty rate for the trade name, we considered the impact and contribution that the trade name provides to the Company's operating cash flows. We assessed that the trade name does provide some contribution to the Company's operating cash flow, but that the attendance in the theatre is ultimately driven by factors that are not separable from goodwill such as the quality of the film product, the location of each individual theatre, the physical condition of the individual theatre, and the competitive landscape of the individual theatre.

  Other than the favorable lease agreements and the trade name, there are not many other operating intangible assets for the Company's business. However, the Company does have some contractual relationships identified as intangible assets. These contractual relationships include the non-compete agreement that was entered into as part of the Company's acquisition of Kerasotes, management agreements in which the Company manages certain theatres that are owned by a third party, and the NCM tax receivable agreement (the "NCM TRA") which represents an agreement in which the Company receives a certain portion of a tax benefit that NCM is expected to receive as part of the Company's partial ownership interest in NCM. The non-compete agreement was valued using the differential cash flow method, a form of the income approach, in which the cash flows of the Company were estimated under a scenario in which the non-compete agreement was in place and a scenario in which there was no non-compete agreement. The value of the non-compete agreement was considered to be the difference of the discounted cash flows between the two scenarios over the remaining contractual term of the agreement. The management agreements were valued using the income approach, in which the annual management fee over the life of the agreements were discounted. The NCM TRA was valued using the income approach in which the future tax benefit distribution realized from any tax amortization of intangible assets was estimated and discounted. The Company determined the value of the TRA using a discounted cash flow model. For the purposes of its analysis, the Company estimated the cash receipts from taxable transactions that are known as of the date of the Merger. The Company did not consider future transactions that NCM may undertake. The Company estimated a run-off of the intangible asset amortization benefits due to the following transactions:

  1.
  ESA (Exhibitor Services Agreement)—relates to the amortization due to a modification of the initial ESA agreement.

  2.
  CUA (Common Unit Adjustment)—relates to NCM issuing additional common units to the founding members if there is an increase in the number of theatres under the ESA agreement. A reduction of common units is made if there are theatres removed from the ESA agreement.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 2—MERGER (Continued)

  3.
  AMC II Benefit—relates to AMC's acquisition of Kerasotes theatres.

  4.
  IPO Exchange Benefit—relates to amortization from NCM's IPO in 2007.

  5.
  IPO II Exchange Benefit—relates to amortization step ups from NCM's secondary IPO in 2010.

  6.
  Capital Account Administration Allocation—relates to receipts attributable to the account administration.

  The estimated TRA receipts through 2037 are tax effected at 40%, based on a blended federal and 50-state average tax rate. The after tax receipts were discounted to a present value using a discount rate of 12.0%, based on the cost of equity of NCM, as the TRA payments only benefit the equity holders.

(3)
Goodwill represents the excess of the Merger consideration over the net assets recognized and represents the future expected economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Amounts recorded for goodwill are not subject to amortization and are not deductible for tax purposes. Additionally, the Company expects to realize synergies and cost savings related to the Merger. Wanda is the largest theatre exhibition operator in China through its controlling ownership interest in Wanda Cinema Line. The combined ownership and scale of AMC and Wanda Cinema Line, has enabled them to enhance relationships and obtain better terms for important food and beverage, lighting and theatre supply vendors, and to expand their strategic partnership with IMAX. Wanda and AMC are also working together to offer Hollywood studios and other production companies valuable access to their industry-leading promotion and distribution platforms, with the goal of gaining greater access to content and playing a more important role in the industry going forward.

(4)
Other long-term assets primarily include equity method investments, real estate held for investment and marketable equity securities recorded at fair value.

(5)
Represents a liability related to the sales of gift cards, packaged tickets and AMC Stubs memberships and rewards outstanding at August 30, 2012 recorded at fair value. The Company determined fair value for the gift cards and packaged tickets by removing the amount of unrecognized breakage income that was included in the deferred revenue amounts prior to the Merger. The Company made purchase accounting adjustments to reduce its deferred revenues for packaged tickets by $24,859,000 and gift cards by $7,441,000 such that the Company would recognize a normal profit margin on its deferred revenues for the future redemptions of the sales that occurred prior to the Merger. The Company did not make any fair value adjustments to its deferred revenues related to AMC Stubs as a result of the Merger because deferred revenues for the annual memberships require performance by AMC in the future and there was not sufficient historical data to estimate amounts of future breakage for AMC Stubs rewards. AMC Stubs vested rewards expire after 90 days if unused and AMC Stubs progress rewards expire to the extent members do not renew their annual membership.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 2—MERGER (Continued)

(6)
Corporate borrowings include borrowings under the Senior Secured Credit Facility-Term Loan due 2016, the Senior Secured Credit Facility-Term Loan due 2018, the 8.75% Senior Fixed Rate Notes due 2019 and the 9.75% Senior Subordinated Notes due 2020 recorded at fair value.

(7)
In connection with the completion of NCM, Inc.'s IPO on February 13, 2007, the Company entered into the Exhibitor Services Agreement that provided favorable terms to NCM in exchange for a payment of $231,308,000. The Exhibitor Services Agreement was considered an unfavorable contract to the Company based on a comparison of rates charged by NCM to third-party exhibitors. The market rate was estimated as the average rate charged by NCM to third party exhibitors. The fair value of the contract was estimated as the present value of the difference between the Company's expected payments under the contract and a market rate over the life of the Exhibitor Services Agreement. The Company's expected payments were estimated based on the Company's expected annual attendance, screen count, and advertising revenues over the life of the Exhibitor Services Agreement.

(8)
Other long-term liabilities consist of certain theatre leases that have been identified as unfavorable, adjustments to reset deferred rent related to future escalations of minimum rentals to zero, adjustments for pension and postretirement medical plan liabilities and deferred RealD Inc. lease incentive recorded at fair value. Other long-term liabilities include deferred tax liabilities resulting from indefinite temporary differences that arose primarily from the application of "push down" accounting.

        The fair value measurement of tangible and intangible assets and liabilities were based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals, market comparables, and quoted market prices. Quoted market prices and observable market based inputs were used to estimate the fair value of corporate borrowings (Level 2) and the Company's investments in NCM and equity securities available for sale including RealD Inc. common stock (Level 1).

        During the period of August 31, 2012 through December 31, 2012, the Company incurred Merger-related costs of approximately $2,500,000, which are included in general and administrative expense: merger, acquisition and transaction costs in the Consolidated Statements of Operations.

        The unaudited pro forma financial information presented below sets forth the Company's historical statements of operations for the periods indicated and gives effect to the Merger as if "push down" accounting had been applied as of the beginning of fiscal 2012. Such information is presented for comparative purposes to the Consolidated Statements of Operations only and does not purport to

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 2—MERGER (Continued)

represent what the Company's results of operations would actually have been had these transactions occurred on the date indicated or to project its results of operations for any future period or date.

(In thousands)	Pro forma March 30, 2012 through December 31, 2012	Pro forma 39 Weeks Ended December 29, 2011
	(unaudited)	(unaudited)
Revenues
Admissions	$1,364,663	$1,295,469
Food & beverage	571,869	518,081
Other theatre	72,574	54,436

Total revenues	2,009,106	1,867,986

Operating Costs and Expenses
Film exhibition costs	728,100	694,863
Food & beverage costs	77,871	70,961
Operating expense	529,235	528,404
Rent	331,397	332,210
General and administrative:
Merger, acquisition and transaction costs	7,783	1,705
Management fee	—	—
Other	55,594	36,519
Depreciation and amortization	150,234	150,976

Operating costs and expenses	1,880,214	1,815,638

Operating income	128,892	52,348
Other expense (income)
Other expense	1,009	429
Interest expense
Corporate borrowings	103,429	115,899
Capital and financing lease obligations	4,263	4,480
Equity in earnings of non-consolidated entities	(7,499)	(56)
Investment expense	876	17,777

Total other expense	102,078	138,529

Earnings (loss) from continuing operations before income taxes	26,814	(86,181)
Income tax provision	8,900	2,210

Earnings (loss) from continuing operations	17,914	(88,391)
Earnings (loss) from discontinued operations	34,465	(2,989)

Net earnings (loss)	$52,379	$(91,380)

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 2—MERGER (Continued)

        The Merger on August 30, 2012 triggered the payment of an aggregate of $31,462,000 for success fees to financial advisors, bond amendment consent fees, payments for cancellation of stock based compensation and management success bonuses that were contingent on the consummation of the Merger. The Company determined that its accounting policy for any cost triggered by the consummation of the Merger was to recognize the cost when the Merger was consummated. Accordingly, the fees discussed above have not been recorded in the Consolidated Statement of Operations for the Predecessor period since that statement depicts the results of operations just prior to consummation of the transaction. In addition, since the Successor period reflects the effects of push-down accounting, these costs have also not been recorded as an expense in the Successor period. However, the costs were reflected in the purchase accounting adjustments which were applied in arriving at the opening balances of the Successor.

        The following is a summary of the contingent costs:

(in thousands)
Financial advisor fees	$18,129	(a)
Management transaction bonuses	6,000	(b)
Bond amendment fees	3,946	(c)
Unrecognized stock compensation expense	3,177	(d)
Other contingent transaction costs	210

	$31,462

(a)
These represent non-exclusive arrangements made with multi-parties to provide advice and assistance related to the sale of AMC. Payment terms were contingent upon consummation of a sale. Each agreement was entered into by Predecessor entities when the Company was under previous ownership.

(b)
Management bonuses were approved by the Predecessor Entity and previous ownership group to help incent key AMC management team members to use their best efforts to help facilitate the sale of the Company. Payments were contingent on the consummation of a transaction.

(c)
Consent fees were paid pursuant to a consent solicitation to amend indentures relating to our outstanding notes and permit the sale of the Company without triggering change of control payments. The payments were only made upon closing the Wanda transaction.

(d)
Unrecognized stock compensation for previously existing awards that became payable due to change of control provisions and only upon consummation of a sale transaction.

NOTE 3—ACQUISITION

        In December 2012, the Company completed the acquisition of 4 theatres and 61 screens from Rave Reviews Cinemas, LLC and 6 theatres and 95 screens from Rave Digital Media, LLC, (and together "Rave"). The purchase price for the Rave theatres, paid in cash at closing, was $87,555,000, net of cash acquired, and is subject to working capital and other purchase price adjustments. The

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 3—ACQUISITION (Continued)

Company acquired the Rave theatres based on their highly complementary geographic presence in certain key markets. Additionally, the Company expects to realize synergies and cost savings related to the Rave acquisition as a result of moving to the Company's operating practices, decreasing costs for newspaper advertising, food and beverage and general and administrative expense savings, particularly with respect to the consolidation of corporate related functions and elimination of redundancies.

        The acquisitions are being treated as a purchase in accordance with Accounting Standards Codification, ("ASC") 805, Business Combinations, which requires allocation of the purchase price to the estimated fair values of assets and liabilities acquired in the transaction. The allocation of purchase price is based on management's judgment after evaluating several factors, including bid prices from potential buyers and a preliminary valuation assessment. The allocation of purchase price is subject to changes as an appraisal of assets and liabilities is finalized and additional information becomes available. The following is a summary of a preliminary allocation of the purchase price:

(In thousands)	Total
Cash	$3,896
Receivables, net(1)	631
Other current assets	757
Property, net	80,478
Goodwill(2)	79,024
Accrued expenses and other liabilities	(6,732)
Capital and financing lease obligations	(62,598)
Other long-term liabilities	(3,690)

Total estimated purchase price	$91,766

(1)
Receivables consist of trade receivables recorded at estimated fair value. The Company did not acquire any other class of receivables as a result of the acquisition of the Rave theatres.

(2)
Goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations. Amounts recorded for goodwill are not subject to amortization, but are expected to be deductible for tax purposes.

        During the period of August 31, 2012 through December 31, 2012, the Company incurred acquisition-related costs for the Rave theatres of approximately $157,000, which are included in general and administrative expense: merger, acquisition and transaction costs in the Consolidated Statements of Operations. The Company's operating results for the Transition Period were not materially impacted by this December acquisition. Approximately $315,000 of the estimated purchase price was accrued but not paid as of December 31, 2012.

NOTE 4—DISCONTINUED OPERATIONS

        In August of 2012, the Company closed one theatre with 20 screens located in Canada. The Company paid the landlord $7,562,000 to terminate the lease agreement. Also, the Company sold one theatre with 12 screens located in the United Kingdom in August of 2012. The proceeds received from

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 4—DISCONTINUED OPERATIONS (Continued)

the sale was $395,000, and is subject to working capital and other purchase price adjustments as described in the asset purchase agreement.

        In July of 2012, the Company sold six theatres with 134 screens located in Canada. The aggregate gross proceeds from the sales were approximately $1,472,000, and are subject to working capital and purchase price adjustments.

        The Company recorded gains, net of lease termination expense, on the disposition of the seven Canada theatres and the one United Kingdom theatre of approximately $39,000,000, primarily due to the write-off of long-term lease liabilities extinguished in connection with the sales and closure. The Company does not have any significant continuing involvement in the operations of these theatres after the disposition. The results of operations of these theatres have been classified as discontinued operations, and information presented for all periods reflects the classification.

        The Company calculated the gain on sale and closure of its theatres in Canada and in the UK as follows:

(in thousands)
Proceeds from sale of UK theatre	$395
Proceeds from sale of Canada theatres	$1,472
Cash payment for closure of Canada theatre	(7,562)

Net cash payment	$(5,695)
Fixed asset write offs	(1,885)
Recognition of cumulative translation losses in AOCI(1)	(11,069)
Legal & professional fees	(1,582)
Operating Lease Liabilities:
Deferred rent write off	14,848
Unfavorable lease write off	31,099
Deferred gain write off	13,666

Gain on Sale net of lease termination expense	$39,382

(1)
Included in Consolidated Statements of Comprehensive Earnings (Loss) as follows:

(In thousands)	March 30, 2012 through August 30, 2012
(Predecessor)
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax	$866
Reclassification adjustment for foreign currency translation loss included in discontinued operations, net of tax	11,069

Total foreign currency translation adjustment, net of tax	$11,935

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 4—DISCONTINUED OPERATIONS (Continued)

        The Company operated all of the UK and Canada theatres pursuant to long-term operating lease agreements with original terms of 20 years. In connection with the sales of these theatres, the buyers assumed responsibility under the operating lease agreements and the Company was relieved of its legal obligation for future payments under the lease agreements. For the theatre that was closed, the Company paid the landlord $7,562,000 to terminate its obligation under the lease at the date of closing.

        In December of 2008, the Company sold all of its interests in Cinemex, which then operated 44 theatres with 493 screens primarily in the Mexico City Metropolitan Area, to Entretenimiento GM de Mexico S.A. de C.V. ("Entretenimiento"). As of December 31, 2012, the Company estimates that it is contractually entitled to receive an additional $6,275,000 of the purchase price related to tax payments and refunds. While the Company believes it is entitled to these amounts from Cinemex, the collection will require litigation, which was initiated by the Company on April 30, 2010 and is still pending. Resolution is expected to take place over a prolonged period. In fiscal 2010, as a result of the litigation, the Company established an allowance for doubtful accounts related to this receivable and directly charged off the receivable amount as uncollectible. The Company does not have any significant continuing involvement in the operations of the Cinemex theatres after the disposition. Any purchase price tax collections received or legal fees paid related to the sale of the Cinemex theatres have been classified as discontinued operations for all periods presented.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 4—DISCONTINUED OPERATIONS (Continued)

        Components of amounts reflected as (earnings) loss from discontinued operations in the Company's Consolidated Statements of Operations are presented in the following table:

	Transition Period
			Fiscal 2012	Fiscal 2011
	From Inception August 31, 2012 through December 31, 2012
(In thousands)		March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Revenues
Admissions	$—	$16,389	$56,172	$53,021
Food and beverage	—	6,099	20,192	19,111
Other theatre	—	548	2,253	2,429

Total revenues	—	23,036	78,617	74,561

Operating costs and expenses
Film exhibition costs	—	8,706	28,958	27,288
Food and beverage costs	66	1,252	3,655	3,424
Operating expense	439	15,592	24,643	22,582
Rent	—	7,322	23,497	23,936
General and administrative costs	221	511	248	—
Depreciation and amortization	—	263	1,212	969
(Gain) loss on disposition	(37)	(46,951)	25	(569)

Operating costs and expenses	689	(13,305)	82,238	77,630

Operating income (loss)	(689)	36,341	(3,621)	(3,069)
Investment income	(1)	(12)	(12)	(7)

Total other expense	(1)	(12)	(12)	(7)

Earnings (loss) before income taxes	(688)	36,353	(3,609)	(3,062)
Income tax provision	—	1,200	—	—

Net earnings (loss)	$(688)	$35,153	$(3,609)	$(3,062)

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 5—PROPERTY

        A summary of property is as follows:

(In thousands)	December 31, 2012	March 29, 2012
	(Successor)	(Predecessor)
Property owned:
Land	$46,148	$50,134
Buildings and improvements	202,338	216,923
Leasehold improvements	460,850	898,916
Furniture, fixtures and equipment	501,550	1,309,969

	1,210,886	2,475,942
Less-accumulated depreciation and amortization	62,927	1,592,245

	$1,147,959	$883,697

        Property is recorded at cost or fair value, in the case of property resulting from acquisitions. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes. The estimated useful lives for leasehold improvements reflect the shorter of the expected useful lives of the assets or the base terms of the corresponding lease agreements plus renewal options expected to be exercised for these leases. The estimated useful lives are as follows:

Buildings and improvements	5 to 40 years
Leasehold improvements	1 to 20 years
Furniture, fixtures and equipment	1 to 10 years

        Expenditures for additions (including interest during construction) and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are included in operating expense in the accompanying Consolidated Statements of Operations.

        Depreciation expense was $63,472,000, 70,715,000, $184,935,000 and $181,970,000 for the period August 31, 2012 through December 31, 2012, the period March 30, 2012 through August 30, 2012, and fiscal years ended March 29, 2012 and March 31, 2011, respectively.

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS

        Activity of goodwill is presented below:

(In thousands)	Total
Balance as a result of Merger on August 30, 2012	$2,170,129
Increase in Goodwill from the acquisition of Rave theatres	79,024

Balance as of December 31, 2012	$2,249,153

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        Detail of other intangible assets is presented below:

		December 31, 2012		March 29, 2012
(In thousands)	Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
		(Successor)	(Successor)	(Predecessor)	(Predecessor)
Amortizable Intangible Assets:
Favorable leases	1 to 46 years	$112,496	$(2,158)	$108,177	$(63,683)
Customer frequency program	—	—	—	46,000	(44,206)
Loews' trade name	—	—	—	2,300	(2,300)
Management contracts	1 to 8 years	4,690	(278)	35,400	(29,931)
Non-compete agreement	3 years	3,800	(404)	6,406	(2,365)
NCM tax receivable agreement	24 years	20,900	(266)	—	—
Other intangible assets	—	—	—	13,309	(13,139)

Total, amortizable		$141,886	$(3,106)	$211,592	$(155,624)

Unamortized Intangible Assets:
AMC trademark		$104,400		$74,000
Kerasotes trade names		—		5,056

Total, unamortizable		$104,400		$79,056

        Amortization expense associated with the intangible assets noted above is as follows:

(In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Recorded amortization	$3,106	$5,016	$14,469	$14,652

        Estimated annual amortization for the next five calendar years for intangible assets is projected below:

(In thousands)	2013	2014	2015	2016	2017
Projected annual amortization	$8,917	$8,783	$8,379	$7,516	$7,402

NOTE 7—INVESTMENTS

        Investments in non-consolidated affiliates and certain other investments accounted for under the equity method generally include all entities in which the Company or its subsidiaries have significant influence, but not more than 50% voting control. Investments in non-consolidated affiliates as of December 31, 2012, include a 15.47% interest in National CineMedia, LLC ("NCM"), a 50% interest in two U.S. motion picture theatres and one IMAX screen, a 29% interest in Digital Cinema Implementation Partners, LLC ("DCIP") and a 50% interest in Open Road Releasing, LLC, operator of Open Road Films, LLC ("ORF"). The Company sold its 50% interest in Midland Empire

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 7—INVESTMENTS (Continued)

Partners, LLC in June 2012. Indebtedness held by equity method investees is non-recourse to the Company.

RealD Inc. Common Stock

        The Company holds an investment in RealD Inc. common stock, which is accounted for as an equity security, available for sale, and is recorded in the Consolidated Balance Sheets in other long-term assets at fair value (Level 1). Under its RealD Inc. motion picture license agreement, the Company received a ten-year option to purchase 1,222,780 shares of RealD Inc. common stock at approximately $0.00667 per share. The stock options vested in 3 tranches upon the achievement of screen installation targets and were valued at the underlying stock price at the date of vesting. At the dates of exercise, the fair market value of the RealD Inc. common stock was recorded in other long-term assets with an offsetting entry recorded to other long-term liabilities as a deferred lease incentive. As a result of the Merger, the unamortized deferred lease incentive was recorded at fair value and is being amortized on a straight-line basis over the remaining contract life of approximately 9 years, to reduce RealD license expense recorded in the consolidated statements of operations under operating expense. For further information, see Note 2—Merger. As of December 31, 2012, the unamortized deferred lease incentive balance included in other long-term liabilities was $21,223,000. Fair value adjustments of RealD Inc. common stock are recorded to other long-term assets with an offsetting entry to accumulated other comprehensive income.

        At December 29, 2011, the Company evaluated its investment in RealD Inc. common stock for a possible other-than-temporary impairment given market prices for RealD Inc. common stock and determined that the loss as of December 29, 2011 was other-than-temporary and recognized an impairment loss of $17,751,000 within investment expense (income), related to unrealized losses previously recorded in accumulated other comprehensive loss, as the Company determined the decline in fair value below historical cost to be other-than-temporary. Consideration was given to the financial condition and near-term prospects of the issuer, the length of time and extent to which the fair value had been less than cost and the Company's intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

DCIP Transactions

        On March 10, 2010, DCIP completed its financing of $660.0 million for the deployment of digital projection systems to nearly 14,000 movie theatre screens across North America, including screens operated or managed by the Company, Cinemark and Regal. At closing the Company contributed 342 projection systems that it owned to DCIP, which were recorded at estimated fair value as part of an additional investment in DCIP of $21,768,000. The Company also made cash investments in DCIP of $840,000 at closing and DCIP made a distribution of excess cash to the Company after the closing date and prior to fiscal 2010 year-end of $1,262,000. The Company recorded a loss on contribution of the 342 projection systems of $563,000, based on the difference between estimated fair value and the carrying value on the date of contribution. On March 26, 2010, the Company acquired 117 digital projectors from third party lessors for $6,784,000 and sold them together with seven digital projectors that it owned to DCIP for $6,570,000. The Company recorded a loss on the sale of these 124 systems to DCIP of $697,000. On September 20, 2010, the Company sold 29 digital projectors in a sale and

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 7—INVESTMENTS (Continued)

lease back to DCIP from its Canadian theatres for $1,655,000 and incurred a loss of $110,000. On October 29, 2010, the Company sold 57 digital projectors from Kerasotes theatres in a sale and leaseback to DCIP for $3,250,000, with no gain or loss recorded on the projectors. On March 31, 2011, DCIP completed additional financing of $220.0 million, which is expected to complete the deployment of nearly 15,000 digital projection systems in the U.S. and Canada, including screens owned or managed by the Company.

        The digital projection systems leased from DCIP and its affiliates replaced most of the Company's existing 35 millimeter projection systems. The Company adjusted its estimated depreciable lives for its existing equipment that will be replaced and has accelerated the depreciation of these existing 35 millimeter projection systems, based on the estimated digital projection system deployment timeframe. The projector systems scheduled to be replaced will be fully depreciated in calendar 2013.

NCM Transactions

        On March 29, 2005, the Company along with Regal combined their screen advertising operations to form NCM. On July 15, 2005, Cinemark joined the NCM joint venture by contributing its screen advertising business. On February 13, 2007, National CineMedia, Inc. ("NCM, Inc."), a newly formed entity that now serves as the sole manager of NCM, closed its initial public offering, or IPO, of 42,000,000 shares of its common stock at a price of $21.00 per share.

        In connection with the completion of NCM, Inc.'s IPO, on February 13, 2007, the Company entered into the Third Amended and Restated Limited Liability Company Operating Agreement (the "NCM Operating Agreement") among the Company, Regal and Cinemark (the "Founding Members") and NCM, Inc. Pursuant to the NCM Operating Agreement, the members are granted a redemption right to exchange common units of NCM for, at the option of NCM, Inc., NCM, Inc. shares of common stock on a one-for-one basis, or a cash payment equal to the market price of one share of NCM, Inc.'s common stock. Upon execution of the NCM Operating Agreement, each existing preferred unit of NCM held by the Founding Members was redeemed in exchange for $13.7782 per unit, resulting in the cancellation of each preferred unit. NCM used the proceeds of a new $725,000,000 term loan facility and $59,800,000 of net proceeds from the NCM, Inc. IPO to redeem the outstanding preferred units. The Company received approximately $259,347,000 in the aggregate for the redemption of all its preferred units in NCM. The Company received approximately $26,467,000 from selling common units in NCM to NCM, Inc. in connection with the exercise of the underwriters' over-allotment option in the NCM, Inc. IPO.

        Also in connection with the completion of NCM, Inc.'s IPO, the Company agreed to modify NCM's payment obligations under the prior Exhibitor Services Agreement ("ESA") in exchange for approximately $231,308,000. The ESA provides a term of 30 years for advertising and approximately five year terms (with automatic renewal provisions) for meeting event and digital programming services, and provides NCM with a five year right of first refusal for the services beginning one year prior to the end of the term. The ESA also changed the basis upon which the Company is paid by NCM from a percentage of revenues associated with advertising contracts entered into by NCM to a monthly theatre access fee. The theatre access fee is now composed of a fixed payment per patron and a fixed payment per digital screen, which increases by 8% every five years starting at the end of fiscal 2011 for payments per patron and by 5% annually starting at the end of fiscal 2007 for payments per digital screen. The

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 7—INVESTMENTS (Continued)

theatre access fee paid in the aggregate to the Founding Members will not be less than 12% of NCM's aggregate advertising revenue, or it will be adjusted upward to meet this minimum payment. Additionally, the Company entered into the First Amended and Restated Loews Screen Integration Agreement with NCM on February 13, 2007, pursuant to which the Company paid NCM an amount that approximated the EBITDA that NCM would have generated if it had been able to sell advertising in the Loews Cineplex Entertainment Corporation ("Loews") theatre chain on an exclusive basis commencing upon the completion of NCM, Inc.'s IPO, and NCM issued to AMC common membership units in NCM, increasing the Company's ownership interest to approximately 33.7%; such Loews payments were made quarterly until the former screen advertising agreements expired in fiscal 2009. The Loews Screen Integration payments totaling $15,982,000 were paid in full in fiscal 2010. The Company is also required to purchase from NCM any on-screen advertising time provided to the Company's beverage concessionaire at a negotiated rate. In addition, the Company expects to receive mandatory quarterly distributions of excess cash from NCM. Immediately following the NCM, Inc. IPO, the Company held an 18.6% interest in NCM.

        As a result of NCM, Inc.'s IPO and debt financing, the Company recorded a change of interest gain of $132,622,000 and received distributions in excess of its investment in NCM related to the redemption of preferred and common units of $106,188,000. The Company reduced its investment in NCM to zero and recognized the change of interest gain and the excess distribution in earnings as it has not guaranteed any obligations of NCM and is not otherwise committed to provide further financial support for NCM.

        Annual adjustments to the common membership units are made pursuant to the Common Unit Adjustment Agreement dated as of February 13, 2007 between NCM, Inc. and the Founding Members. The Common Unit Adjustment Agreement was created to account for changes in the number of theatre screens operated by each of the Founding Members. Prior to fiscal 2011, each of the Founding Members had increased the number of screens it operates through acquisitions and newly built theatres. Since these incremental screens and increased attendance in turn provide for additional advertising revenues to NCM, NCM agreed to compensate the Founding Members by issuing additional common membership units to the Founding Members in consideration for their increased attendance and overall contribution to the joint venture. The Common Unit Adjustment Agreement also provides protection to NCM in that the Founding Members may be required to transfer or surrender common units to NCM based on certain limited events, including declines in attendance and the number of screens operated. As a result, each Founding Member's equity ownership interests are proportionately adjusted to reflect the risks and rewards relative to their contributions to the joint venture.

        The Common Unit Adjustment Agreement provides that transfers of common units are solely between the Founding Members and NCM. There are no transfers of units among the Founding Members. In addition, there are no circumstances under which common units would be surrendered by the Company to NCM in the event of an acquisition by one of the Founding Members. However, adjustments to the common units owned by one of the Founding Members will result in an adjustment to the Company's equity ownership interest percentage in NCM.

        Pursuant to the Company's Common Unit Adjustment Agreement, from time to time common units of NCM held by the Founding Members will be adjusted up or down through a formula ("Common Unit Adjustment"), primarily based on increases or decreases in the number of theatre

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 7—INVESTMENTS (Continued)

screens operated and theatre attendance generated by each Founding Member. The common unit adjustment is computed annually, except that an earlier common unit adjustment will occur for a Founding Member if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent common unit adjustment, will cause a change of 2% or more in the total annual attendance of all of the Founding Members. In the event that a common unit adjustment is determined to be a negative number, the Founding Member shall cause, at its election, either (a) the transfer and surrender to NCM of a number of common units equal to all or part of such Founding Member's common unit adjustment or (b) pay to NCM an amount equal to such Founding Member's common unit adjustment calculated in accordance with the Common Unit Adjustment Agreement.

        Effective March 27, 2008, the Company received 939,853 common membership units of NCM as a result of the Common Unit Adjustment, increasing the Company's interest in NCM to 19.1%. The Company recorded the additional units received as a result of the Common Unit Adjustment at a fair value of $21,598,000, based on a price for shares of NCM, Inc. on March 26, 2008, of $22.98 per share, and as a new investment (Tranche 2 Investment), with an offsetting adjustment to deferred revenue. Effective May 29, 2008, NCM issued 2,913,754 common membership units to another Founding Member due to an acquisition, which caused a decrease in the Company's ownership share from 19.1% to 18.52%. Effective March 17, 2009, the Company received 406,371 common membership units of NCM as a result of the Common Unit Adjustment, increasing the Company's interest in NCM to 18.53%. The Company recorded these additional units at a fair value of $5,453,000, based on a price for shares of NCM, Inc. on March 17, 2009, of $13.42 per share, with an offsetting adjustment to deferred revenue. Effective March 17, 2010, the Company received 127,290 common membership units of NCM. As a result of the Common Unit Adjustment among the Founding Members, the Company's interest in NCM decreased to 18.23% as of April 1, 2010. The Company recorded the additional units received at a fair value of $2,290,000, based on a price for shares of NCM, Inc. on March 17, 2010, of $17.99 per share, with an offsetting adjustment to deferred revenue. Effective June 14, 2010 and with a settlement date of June 28, 2010, the Company received 6,510,209 common membership units in NCM as a result of an Extraordinary Common Unit Adjustment in connection with the Company's acquisition of Kerasotes. The Company recorded the additional units at a fair value of $111,520,000, based on a price for shares of NCM, Inc. on June 14, 2010, of $17.13 per share, with an offsetting adjustment to deferred revenue. As a result of the Extraordinary Common Unit Adjustment, the Company's interest in NCM increased to 23.05%.

        All of the Company's NCM membership units are redeemable for, at the option of NCM, Inc., cash or shares of common stock of NCM, Inc. on a share-for-share basis. On August 18, 2010, the Company sold 6,500,000 shares of common stock of NCM, Inc. in an underwritten public offering for $16.00 per share and reduced the Company's related investment in NCM by $36,709,000, the carrying amount of all shares sold. Net proceeds received on this sale were $99,840,000 after deducting related underwriting fees and professional and consulting costs of $4,160,000, resulting in a gain on sale of $63,131,000. In addition, on September 8, 2010, the Company sold 155,193 shares of NCM, Inc. to the underwriters to cover over-allotments for $16.00 per share and reduced the Company's related investment in NCM by $867,000, the carrying amount of all shares sold. Net proceeds received on this sale were $2,384,000 after deducting related underwriting fees and professional and consulting costs of $99,000, resulting in a gain on sale of $1,517,000. As a result of the membership unit conversions and sales, the Company's ownership interest in NCM was reduced to 17.02% as of September 30, 2010.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 7—INVESTMENTS (Continued)

        Effective March 17, 2011, the Company was notified by NCM that its Common Unit Adjustment was determined to be a negative number. The Company elected to surrender 1,479,638 common membership units to satisfy the Common Unit Adjustment, leaving it with 17,323,782 units, or a 15.66% ownership interest in NCM as of March 31, 2011. The Company recorded the surrendered common units as a reduction to deferred revenues for exhibitor services agreement at fair value of $25,361,000, based on a price per share of NCM, Inc. of $17.14 on March 17, 2011, and recorded the reduction of the Company's NCM investment at weighted average cost for Tranche 2 Investments of $25,568,000, resulting in a loss on the surrender of the units of $207,000. The gain from the NCM, Inc. stock sales and the loss from the surrendered NCM common units are reported as Gain on NCM transactions on the Consolidated Statements of Operations. As a result of theatre closings and a related decline in attendance, the NCM Common Unit Adjustment for calendar 2011 called for a reduction in common units. The Company elected to pay NCM $214,000 to retain 16,717 common units effective March 16, 2012. The amount paid to retain the units decreased the deferred revenues for exhibitor services agreement available for amortization to advertising income for future periods.

        The NCM, Inc. IPO and related transactions have the effect of reducing the amounts NCM, Inc. would otherwise pay in the future to various tax authorities as a result of an increase in its proportionate share of tax basis in NCM's tangible and intangible assets. On the IPO date, NCM, Inc. and the Founding Members entered into a tax receivable agreement. Under the terms of this agreement, NCM, Inc. will make cash payments to the Founding Members in amounts equal to 90% of NCM, Inc.'s actual tax benefit realized from the tax amortization of the NCM intangible assets. For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing NCM, Inc.'s actual income and franchise tax liability to the amount of such taxes that NCM, Inc. would have been required to pay had there been no increase in NCM Inc.'s proportionate share of tax basis in NCM's tangible and intangible assets and had the tax receivable agreement not been entered into. The tax receivable agreement shall generally apply to NCM, Inc.'s taxable years up to and including the 30th anniversary date of the NCM, Inc. IPO and related transactions. Pursuant to the terms of the tax receivable agreement, in fiscal year 2009, the Company received payments of $3,796,000 from NCM, Inc. with respect to NCM, Inc.'s 2007 taxable year; in fiscal year 2010, the Company received payments of $8,788,000 with respect to NCM, Inc.'s 2008 and 2009 taxable year; and in fiscal year 2011, the Company received $6,637,000 with respect to NCM, Inc.'s 2008 and 2010 taxable years. In fiscal 2012, the Company received $6,248,000 with respect to NCM, Inc.'s 2009, 2010 and 2011 taxable years. Prior to the date of the Merger on August 30, 2012, distributions received under the tax receivable agreement from NCM, Inc. were recorded as additional proceeds received related to the Company's Tranche 1 or 2 Investments and were recorded in earnings in a similar fashion to the proceeds received from the NCM, Inc. IPO and the receipt of excess cash distributions. Following the date of the Merger, the Company recorded an intangible asset of $20,900,000 as the fair value of the tax receivable agreement. The tax receivable agreement intangible asset is amortized on a straight-line basis against investment income over the remaining life of the ESA. Cash receipts from NCM, Inc. for the tax receivable agreement are recorded to the investment income account.

        As of December 31, 2012, the Company owns a 15.47% interest in NCM. As a founding member, the Company has the ability to exercise significant influence over the governance of NCM, and, accordingly accounts for its investment following the equity method. The fair market value of the units

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 7—INVESTMENTS (Continued)

in National CineMedia, LLC was approximately $244,785,000 based on a price for shares of NCM, Inc. on December 31, 2012 of $14.13 per share.

Transactions with Non-consolidated Affiliates

        As of December 31, 2012 and March 29, 2012, the Company has recorded $1,978,000 and $1,909,000, respectively, of amounts due from NCM related to on-screen advertising revenue. As of December 31, 2012 and March 29, 2012, the Company had recorded $2,021,000 and $1,823,000, respectively, of amounts due to NCM related to the ESA. The Company recorded revenues for advertising from NCM of $11,086,000, $11,731,000, $24,351,000 and $22,408,000 during the period August 31, 2012 through December 31, 2012, the period March 30, 2012 through August 30, 2012, and the fiscal years ended March 29, 2012, and March 31, 2011, respectively. The Company recorded expenses related to its beverage advertising agreement with NCM of $4,197,000, $6,326,000, $13,447,000 and $12,458,000 during the period August 31, 2012 through December 31, 2012, the period March 30, 2012 through August 30, 2012, and the fiscal years ended March 29, 2012, and March 31, 2011, respectively.

        As of December 31, 2012 and March 29, 2012, the Company has recorded $736,000 and $1,437,000, respectively, of amounts due from DCIP related to equipment purchases made on behalf of DCIP for the installation of digital projection systems. After the projectors are installed and the Company is reimbursed for its installation costs, the Company will make capital contributions to DCIP for projector and installation costs in excess of the cap ($68,000 per system for digital conversions and $44,000 for new build locations). The Company pays equipment rent monthly and records the equipment rental expense on a straight-line basis, including scheduled escalations of rent to commence after six and one-half years from the initial deployment date. The difference between the cash rent and straight-line rent is recorded to deferred rent, a long-term liability account. As of December 31, 2012 and March 29, 2012, the Company has recorded $1,810,000 and $5,003,000 of deferred rent, respectively. The Company recorded digital equipment rental expense of $3,338,000, $3,624,000 and $6,969,000 during the period August 31, 2012 through December 31, 2012, the period March 30, 2012 through August 30, 2012, and the fifty-two weeks ended March 29, 2012, respectively.

        As of December 31, 2012 and March 29, 2012, the Company has recorded $1,950,000 and $597,000, respectively, of amounts due from Open Road Films for promoted content and has recorded $326,000 and $1,843,000, respectively, of amounts payable for film rentals. The Company has incurred approximately $5,500,000, $1,550,000, and $7,000,000 in gross film exhibition costs on titles distributed by Open Road Films, partially offset by $807,000, $548,000, and $597,000 for promoted content earned during the period August 31, 2012 through December 31, 2012, the period March 30, 2012 through August 30, 2012, and the fifty-two weeks ended March 29, 2012.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 7—INVESTMENTS (Continued)

Summary Financial Information

        Investments in non-consolidated affiliates accounted for under the equity method as of December 31, 2012, include interests in National CineMedia, LLC ("NCM"), two U.S. motion picture theatres and one IMAX screen, Digital Cinema Implementation Partners, LLC ("DCIP"), Open Road Films and other immaterial investments.

        Condensed financial information of the Company's non-consolidated equity method investments is shown below. Amounts are presented under U.S. GAAP for the periods of ownership by the Company.

        Financial Condition:

	December 31, 2012
(In thousands)	DCIP	ORF	NCM and Other	Total
Current assets	$56,322	$42,712	$104,447	$203,481
Noncurrent assets	1,153,610	7,352	351,058	1,512,020
Total assets	1,209,932	50,064	455,505	1,715,501
Current liabilities	54,211	67,402	84,576	206,189
Noncurrent liabilities	1,016,135	7,060	879,000	1,902,195
Total liabilities	1,070,346	74,462	963,576	2,108,384
Stockholders' equity (deficit)	139,586	(24,398)	(508,071)	(392,883)
Liabilities and stockholders' equity (deficit)	1,209,932	50,064	455,505	1,715,501

The Company's recorded investment(1)	$25,234	$(6,781)	$248,969	$267,422

	March 29, 2012
(In thousands)	DCIP	ORF	NCM and Other	Total
Current assets	$43,273	$37,486	$105,098	$185,857
Noncurrent assets	1,122,938	10,507	377,296	1,510,741
Total assets	1,166,211	47,993	482,394	1,696,598
Current liabilities	47,203	35,477	65,254	147,934
Noncurrent liabilities	1,016,216	2,700	873,731	1,892,647
Total liabilities	1,063,419	38,177	938,985	2,040,581
Stockholders' equity (deficit)	102,792	9,816	(456,591)	(343,983)
Liabilities and stockholders' equity (deficit)	1,166,211	47,993	482,394	1,696,598

The Company's recorded investment(1)	$24,963	$4,908	$79,190	$109,061

(1)
Certain differences in the Company's recorded investments, and its proportional ownership share resulting from the Merger where the investments were recorded at fair

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 7—INVESTMENTS (Continued)

  value, are amortized to equity in (earnings) or losses over the estimated useful lives the underlying assets and liabilities. Other non-amortizing differences are considered to represent goodwill and are evaluated for impairment annually.

          Operating Results:

	From Inception August 31, 2012 through December 31, 2012
(In thousands)	DCIP	ORF	NCM and Other	Total
Revenues	$56,851	$39,701	$187,228	$283,780
Operating costs and expenses	43,052	61,083	155,088	259,223

Net earnings (loss)	$13,799	$(21,382)	$32,140	$24,557

	March 30, 2012 through August 30, 2012
(In thousands)	DCIP	ORF	NCM and Other	Total
Revenues	$71,560	$42,563	$246,280	$360,403
Operating costs and expenses	55,378	55,395	182,720	293,493

Net earnings (loss)	$16,182	$(12,832)	$63,560	$66,910

	52 Weeks Ended March 29, 2012
(In thousands)	DCIP	ORF	NCM and Other	Total
Revenues	$134,640	$44,842	$479,458	$658,940
Operating costs and expenses	129,690	74,294	347,937	551,921

Net earnings (loss)	$4,950	$(29,452)	$131,521	$107,019

	52 Weeks Ended March 31, 2011
(In thousands)	DCIP	ORF	NCM and Other	Total
Revenues	$52,140	$—	$447,038	$499,178
Operating costs and expenses	70,803	732	317,524	389,059

Net earnings (loss)	$(18,663)	$(732)	$129,514	$110,119

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 7—INVESTMENTS (Continued)

(In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
National CineMedia, LLC	$4,271	$7,473	$28,489	$32,851
Digital Cinema Implementation Partners, LLC	4,436	4,941	1,726	(5,231)
Open Road Releasing, LLC	(10,691)	(6,416)	(14,726)	(366)
Other	(496)	1,547	(2,930)	(10,076)

The Company's recorded equity in earnings (losses)	$(2,480)	$7,545	$12,559	$17,178

          The Company reviews investments in non-consolidated subsidiaries accounted for under the equity method for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be fully recoverable. The Company reviews unaudited financial statements on a quarterly basis and audited financial statements on an annual basis for indicators of triggering events or circumstances that indicate the potential impairment of these investments as well as current equity prices for its investment in NCM and discounted projections of cash flows for certain of its other investees. Additionally, the Company has quarterly discussions with the management of significant investees to assist in the identification of any factors that might indicate the potential for impairment. In order to determine whether the carrying value of investments may have experienced an "other-than-temporary" decline in value necessitating the write-down of the recorded investment, the Company considers the period of time during which the fair value of the investment remains substantially below the recorded amounts, the investees financial condition and quality of assets, the length of time the investee has been operating, the severity and nature of losses sustained in current and prior years, a reduction or cessation in the investee's dividend payments, suspension of trading in the security, qualifications in accountant's reports due to liquidity or going concern issues, investee announcement of adverse changes, downgrading of investee debt, regulatory actions, changes in reserves for product liability, loss of a principal customer, negative operating cash flows or working capital deficiencies and the recording of an impairment charge by the investee for goodwill, intangible or long-lived assets. Once a determination is made that an other-than-temporary impairment exists, the Company writes down its investment to fair value.

          Included in equity in earnings of non-consolidated entities for the fifty-two weeks ended March 31, 2011 is an impairment charge of $8,825,000 related to a joint venture investment. The decline in the fair market value of the investment was considered other than temporary due to inadequate projected cash flows, the nature of losses sustained in current and prior years, negative operating cash flows and the length of time the investee has been operating. The decline in the fair market value of the investment was considered other than temporary due to competitive theatre builds. The impairment charges related to joint venture investments are included within equity in earnings of non-consolidated entities on the Consolidated Statements of Operations.

          The Company recorded the following changes in the carrying amount of its investment in NCM and equity in earnings of NCM during the period August 31, 2012 through December 31, 2012, the

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 7—INVESTMENTS (Continued)

  period March 30, 2012 through August 30, 2012, and the fifty-two weeks ended March 29, 2012 and March 31, 2011.

(In thousands)	Investment in NCM(1)	Exhibitor Services Agreement(2)	Other Comprehensive (Income)	Cash Received (Paid)	Equity in (Earnings) Losses	Advertising (Revenue)	(Gain) on NCM Transactions
Ending balance April 1, 2010	$28,826	$(252,322)	$—	$—	$—	$—	$—
Receipt of Common Units(3)	111,520	(111,520)	—	—	—	—	—
Exchange and sale of NCM stock(5)	(37,576)	—	—	102,224	—	—	(64,648)
Surrender of Common Units(6)	(25,568)	25,361	—	—	—	—	207
Receipt of excess cash distributions	(8,592)	—	—	28,843	(20,251)	—	—
Receipt under Tax Receivable Agreement(7)	(1,815)	—	—	6,637	(4,822)	—	—
Receipt of tax credits	(7)	—	—	22	(15)	—	—
Amortization of deferred revenue	—	4,689	—	—	—	(4,689)	—
Equity in earnings(4)	7,763	—	—	—	(7,763)	—	—

Ending balance March 31, 2011	$74,551	$(333,792)	$—	$137,726	$(32,851)	$(4,689)	$(64,441)

Receipt of excess cash distributions	$(6,444)	$—	$—	$25,275	$(18,831)	$—	$—
Receipt under Tax Receivable Agreement(7)	(1,840)	—	—	6,248	(4,408)	—	—
Payment to retain Common Units(8)	—	214	—	(214)	—	—	—
Amortization of deferred revenue	—	5,136	—	—	—	(5,136)	—
Equity in earnings(4)	5,250	—	—	—	(5,250)	—	—

Ending balance March 29, 2012	$71,517	$(328,442)	$—	$31,309	$(28,489)	$(5,136)	$—

Receipt of excess cash distributions	$(1,701)	$—	$—	$6,667	$(4,966)	$—	$—
Change in interest loss	(16)	—	—	—	16	—	—
Amortization of deferred revenue	—	2,367	—	—	—	(2,367)	—
Equity in earnings(3)	2,523	—	—	—	(2,523)	—	—

Ending balance August 30, 2012	$72,323	$(326,075)	$—	$6,667	$(7,473)	$(2,367)	$—

Purchase Price Fair Value Adjustment	$177,832	$3,453	$—	$—	$—	$—	$—
Receipt of excess cash distributions	(10,176)	—	—	10,176	—	—	—
Amortization of deferred revenue	—	4,468	—	—	—	(4,468)	—
Unrealized gain from cash flow hedge	797	—	(797)	—	—	—	—
Equity in earnings(3)	4,271	—	—	—	(4,271)	—	—

Ending balance December 31, 2012	$245,047	$(318,154)	$(797)	$10,176	$(4,271)	$(4,468)	$—

(1)
Represents AMC's investment through the date of the Merger on August 30, 2012 in 519,979 common membership units originally valued at March 27, 2008, 224,828 common membership units originally valued at March 17, 2009, 70,424 common membership units originally valued at March 17, 2010, and 3,601,811 common membership units originally valued at June 14, 2010 received under the Common Unit Adjustment Agreement dated as of February 13, 2007 (Tranche 2 Investments). AMC's investment in 12,906,740 common membership units (Tranche 1 Investment) is carried at zero cost through the date of the Merger on August 30, 2012. Subsequent to the date of the Merger, AMC's investment in NCM

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 7—INVESTMENTS (Continued)

  consisted of a single investment tranche consisting of 17,323,782 membership units recorded at fair value (Level 1) on August 30, 2012.

(2)
Represents the unamortized portion of the Exhibitors Services Agreement (ESA) with NCM. Such amounts are being amortized to "Other theatre revenues" over a 30 year period ending in 2036, using a units-of-revenue method, as described in ASC 470-10-35 (formerly EITF 88-18, Sales of Future Revenues). In connection with the Merger on August 30, 2012, the amounts related to the ESA were adjusted to estimated fair value.

(3)
Represents equity in earnings on the Tranche 2 investments only through August 30, 2012. Subsequent to August 30, 2012, AMC has one investment tranche in NCM which consisted of 17,323,782 membership units recorded at fair value (Level 1) at August 30, 2012 in connection with the Merger.

(4)
Represents equity in earnings on the Tranche 2 Investments only.

(5)
All of the Company's NCM membership units are redeemable for, at the option of NCM, cash or shares of common stock of NCM, Inc. on a share-for-share basis. On August 18, 2010, the Company sold 6,500,000 shares of common stock of NCM, Inc. in an underwritten public offering for $16.00 per share and reduced the Company's related investment in NCM by $36,709,000, the carrying amount of all shares sold. Net proceeds received on this sale were $99,840,000 after deducting related underwriting fees and professional and consulting costs of $4,160,000, resulting in a gain on sale of $63,131,000. In addition, on September 8, 2010, the Company sold 155,193 shares of NCM, Inc. to the underwriters to cover over-allotments for $16.00 per share and reduced the Company's related investment in NCM by $867,000, the carrying amount of all shares sold. Net proceeds received on this sale were $2,384,000 after deducting related underwriting fees and professional and consulting costs of $99,000, resulting in a gain on sale of $1,517,000.

(6)
As a result of theatre dispositions and closings and a related decline in attendance, the NCM Common Unit Adjustment for calendar 2010 called for a reduction in common units. The Company elected to surrender 1,479,638 common units effective March 17, 2011 at a fair value of $25,361,000 and a weighted average cost basis for Tranche 2 Investments of $25,568,000, resulting in a loss of $207,000. The fair value of the units surrendered reduced the deferred revenues for exhibitor services agreement available for amortization to advertising income for future periods.

(7)
Distributions received under the Tax Receivable Agreement ("TRA") in fiscal 2011 and 2012, were allocated among the Tranche 1 Investment and the Tranche 2 Investments based on the ownership percentages as of the date of the related NCM, Inc. taxable year to which the distribution relates. Post Merger, the TRA was recorded at fair value as an Intangible Asset. Amortization of the TRA intangible asset and cash receipts are recorded to Investment Expense (Income). Prior to the Merger, the Company did not have any carrying value related to the NCM tax receivable agreement and the majority of its Tranche 1 investment in NCM was recorded at $0. In connection with push down accounting as required by the Merger the Company recorded an amortizable intangible asset in the amount of $20,900,000 related to the NCM tax receivable agreement. Because the Company established a separate asset apart from its equity method investment in NCM that derives all of its fair value from the expected future payments under the NCM tax receivable agreement, the Company will account for the cash receipts under the NCM tax receivable agreement separately from its equity method investment in NCM. Prior to the Merger the majority of the Company's Tranche 1 investment in NCM was recorded at a carrying value of $0 and the remaining Tranche 2 investment was recorded at a carrying value of $72,323,000. Subsequent to the Merger the Company increased the carrying value from $72,323,000 to a fair value of $250,155,000. As both the NCM tax receivable agreement and investment in NCM were separately recorded at fair value as a result of the Merger, the Company will account for the NCM tax receivable agreement intangible amortization and NCM tax receivable agreement cash receipts separately as components of investment income and we will account for our share of earnings in NCM and distributions of their earnings following the equity method.

(8)
As a result of theatre closings and a related decline in attendance, the NCM Common Unit Adjustment for calendar 2011 called for a reduction in common units. The Company elected to pay NCM $214,000 to retain 16,717 common units effective March 16, 2012. The amount paid to retain the units decreased the deferred revenues for exhibitor services agreement available for amortization to advertising income for future periods.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 8—SUPPLEMENTAL BALANCE SHEET INFORMATION

        Other assets and liabilities consist of the following:

(In thousands)	December 31, 2012	March 29, 2012
	(Successor)	(Predecessor)
Other current assets:
Prepaid rent	$35,551	$38,400
Income taxes receivable	5,805	—
Prepaid insurance and other	12,049	14,582
Merchandise inventory	8,859	11,771
Deferred tax asset	—	14,300
Other	8,363	6,863

	$70,627	$85,916

Other long-term assets:
Investments in real estate	$14,800	$10,721
Deferred financing costs	—	32,347
Investments in equity method investees	267,422	109,061
Computer software	32,023	30,807
Deferred tax asset	—	57,700
Investment in RealD Inc. common stock	13,707	15,945
Other	4,788	4,720

	$332,740	$261,301

Accrued expenses and other liabilities:
Taxes other than income	$42,990	$43,071
Income taxes payable	—	496
Interest	9,865	39,660
Payroll and vacation	18,799	10,326
Current portion of casualty claims and premiums	6,332	7,266
Accrued bonus	27,630	12,132
Theatre and other closure	6,258	6,332
Accrued licensing and percentage rent	13,390	11,688
Current portion of pension and other benefits liabilities	1,039	1,217
Other	28,983	16,160

	$155,286	$148,348

Other long-term liabilities:
Unfavorable lease obligations	$211,329	$125,772
Deferred rent	10,318	126,224
Pension and other benefits	63,225	55,757
Deferred gain	—	14,423
RealD deferred lease incentive	21,223	23,768
Deferred tax liability	47,433	—
Tax liability	—	7,000
Casualty claims and premiums	10,254	10,344
Theatre and other closure	55,086	59,139
Other	14,283	4,402

	$433,151	$426,829

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 9—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS

        A summary of the carrying value of corporate borrowings and capital and financing lease obligations is as follows:

(In thousands)	December 31, 2012	March 29, 2012
	(Successor)	(Predecessor)
Senior Secured Credit Facility-Term Loan due 2016 (4.25% as of December 31, 2012)	$465,878	$470,343
Senior Secured Credit Facility-Term Loan due 2018 (4.75% as of December 31, 2012)	297,000	297,050
8% Senior Subordinated Notes due 2014	—	190,775
8.75% Senior Fixed Rate Notes due 2019	654,692	588,366
9.75% Senior Subordinated Notes due 2020	661,105	600,000
Capital and financing lease obligations, 8.25% - 11%	122,645	62,220

	2,201,320	2,208,754
Less: current maturities	(14,280)	(61,846)

	$2,187,040	$2,146,908

        The carrying amount of corporate borrowings includes $116,336,000 of unamortized premiums as of December 31, 2012.

        Minimum annual payments required under existing capital and financing lease obligations (net present value thereof) and maturities of corporate borrowings as of December 31, 2012 are as follows:

	Capital and Financing Lease Obligations
				Principal Amount of Corporate Borrowings
(In thousands)	Minimum Lease Payments	Less Interest	Principal		Total
2013	$16,750	$10,475	$6,275	$8,004	$14,279
2014	16,839	9,881	6,958	8,004	14,962
2015	16,972	9,218	7,754	8,004	15,758
2016	16,983	8,484	8,499	453,328	461,827
2017	16,998	7,677	9,321	3,000	12,321
Thereafter	113,860	30,022	83,838	1,481,999	1,565,837

Total	$198,402	$75,757	$122,645	$1,962,339	$2,084,984

Senior Secured Credit Facility

        The Senior Secured Credit Facility is with a syndicate of banks and other financial institutions and, prior to the third amendment on December 15, 2010, had provided the Company financing of up to $850,000,000, consisting of a $650,000,000 term loan facility with a maturity date of January 26, 2013 and a $200,000,000 revolving credit facility that matured in 2012. The revolving credit facility includes borrowing capacity available for letters of credit and for swingline borrowings on same-day notice.

        Third Amendment.    On December 15, 2010, the Company entered into a third amendment to its Senior Secured Credit Agreement dated as of January 26, 2006 to, among other things: (i) extend the

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 9—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

maturity of the term loans held by accepting lenders and to increase the interest rate with respect to such term loans, (ii) replace the Company's existing revolving credit facility (with higher interest rates and a longer maturity than the existing revolving credit facility), and (iii) amend certain of the existing covenants therein. The following are key terms of the amendment:

  •
  The term loan maturity was extended to December 15, 2016 (the "Term Loan due 2016") for the then aggregate principal amount of $476,597,000 held by lenders who consented to the amendment. The remaining then aggregate term loan principal amount of $142,528,000 (the "Term Loan due 2013") was scheduled to mature on January 26, 2013.

  •
  The amended five-year revolving credit facility includes a borrowing capacity of $192,500,000 through December 15, 2015 and is available for letters of credit and for swingline borrowings on same-day notice. The applicable margin for borrowings under the revolving credit facility at December 31, 2012 was 2.25% with respect to base rate borrowings and 3.25% with respect to LIBOR borrowings. The Company is required to pay an unused commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum. It will also pay customary letter of credit fees. As of December 31, 2012, the Company had approximately $11,563,000 in outstanding letters of credit issued under the credit facility, leaving approximately $180,937,000 available to borrow against the revolving credit facility.

        The Company recorded a loss on the modification of the Senior Secured Credit Agreement of $3,656,000 in Other expense during the fifty-two weeks ended March 31, 2011, which included third party modification fees and other expenses of $3,289,000 and previously capitalized financing fees related to the revolving credit facility of $367,000. The Company capitalized deferred financing costs paid to creditors of $1,943,000 related to the modification of the Senior Secured Credit Agreement during the year ended March 31, 2011.

        Incremental Amendment.    On February 22, 2012, the Company entered into an amendment to its Senior Secured Credit Facility pursuant to which the Company borrowed term loans (the "Term Loan due 2018"), and used the proceeds, together with cash on hand, to fund the cash tender offer and redemption of the 8% Senior Subordinated Notes due 2014 and to repay the existing Term Loan due 2013. The Term Loan due 2018 was issued under the Senior Secured Credit Facility for $300,000,000 aggregate principal amount and the net proceeds received were $297,000,000. The 1% discount was amortized to interest expense over the term of the loan until the Merger date of August 30, 2012, when the debt was re-measured at fair value. The Term Loan due 2018 requires repayments of principal of 1% per annum and the remaining principal payable upon maturity on February 22, 2018. The Company capitalized deferred financing costs paid to creditors of $5,157,000 related to the issuance of the Term Loan due 2018 during the year ended March 29, 2012. Concurrently with the Term Loan due 2018 borrowings on February 22, 2012, the Company redeemed all outstanding Term Loan due 2013 at a redemption price of 100% of the then outstanding aggregate principal balance of $140,657,000, plus accrued and unpaid interest. The Company recorded a loss on extinguishment of the Term Loan due 2013 in Other expense, due to previously capitalized deferred financing fees of $383,000, during the fifty-two weeks ended March 29, 2012.

        Borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at the Company's option, either a base rate or LIBOR. Prior to extinguishment, the Term

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 9—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

Loan due 2013 bore interest at 2.021% on February 22, 2012, which was based on LIBOR plus 1.75%. The Company will repay $5,003,648 of the Term Loan due 2016 per annum through September 30, 2016, with any remaining balance due on December 15, 2016. The Term Loan due 2018 requires repayments of principal of $3,000,000 per annum and the remaining principal payable upon maturity on February 22, 2018. The Company may voluntarily repay outstanding loans under the Senior Secured Credit Facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

        All obligations under the Senior Secured Credit Facility are guaranteed by each of the Company's wholly-owned domestic subsidiaries. All obligations under the Senior Secured Credit Facility, and the guarantees of those obligations (as well as cash management obligations), are secured by substantially all of AMC Entertainment's assets as well as those of each subsidiary guarantor.

        The Senior Secured Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Company's ability, and the ability of its subsidiaries, to sell assets; incur additional indebtedness; prepay other indebtedness (including the notes); pay dividends and distributions or repurchase their capital stock; create liens on assets; make investments; make certain acquisitions; engage in mergers or consolidations; engage in certain transactions with affiliates; change of control of permitted holders, amend certain charter documents and material agreements governing subordinated indebtedness, including the 8.75% Senior Notes due 2019 and the 9.75% Senior Subordinated Notes due 2020; change the business conducted by it and its subsidiaries; and enter into agreements that restrict dividends from subsidiaries.

        In addition, the Senior Secured Credit Facility requires that the Company and its subsidiaries maintain a maximum net senior secured leverage ratio as long as the commitments under the revolving credit facility remain outstanding. The Senior Secured Credit Facility also contains certain customary affirmative covenants and events of default.

        The Company is restricted, in certain circumstances, from paying dividends to Parent by the terms of the indentures governing its outstanding senior and subordinated notes and its Senior Secured Credit Facility.

        Fourth Amendment.    On July 2, 2012, the Company entered into a waiver and fourth amendment to its Senior Secured Credit Facility dated as of January 26, 2006 to, among other things: (i) waive a certain specified default that would otherwise occur upon the change of control effected by the Merger, (ii) permit the Company to change its fiscal year after completion of the Merger, (iii) reflect the change in ownership going forward by restating the definition of "Permitted Holder" to include only Wanda and its affiliates under the Senior Secured Credit Facility in connection with the Merger, (iv) provide for a minimum LIBOR percentage of 1.00%, from, and only after, the completion of the Merger, in determining the interest rate to the Term Loan due 2016, and (v) provide for an interest rate of LIBOR plus 375 basis points to the Term Loan due 2018, from and only after, the completion of the Merger. The applicable margin at December 31, 2012 for borrowings under the Term Loan due 2016 was 4.25% with respect to LIBOR borrowings (3.25% margin plus 1.00% minimum LIBOR rate) and the applicable margin for borrowings under the Term Loan due 2018 was 4.75% (3.75% margin plus 1.00% minimum LIBOR rate).

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 9—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

        In connection with the waiver and fourth amendment discussed above, the Company paid consent fees to lenders equal to 0.25% of the sum of the revolving credit commitment of such consenting lender and the aggregate outstanding principal amount of term loans held by such consenting lender. The Company made total consent fee payments to lenders for the fourth amendment of $2,256,000 and recorded them as deferred charges to be amortized as an adjustment to interest expense over the remaining term of the related term loan or revolving credit facility. The Company recorded deferred charges for the consent fees of $438,000 on the Revolving Credit Facility pursuant to ASC 470-50-40-21 and recorded deferred charges of $1,108,000 for the Term Loan due 2016 and $710,000 for the Term Loan due 2018 pursuant to ASC 470-50-40-17b.

Notes Due 2014

        On February 24, 2004, the Company sold $300,000,000 aggregate principal amount of 8% Senior Subordinated Notes due 2014 (the "Notes due 2014"). The interest rate for the Notes due 2014 was 8% per annum, payable in March and September. The Notes due 2014 were redeemable at the option of the Company, in whole or in part, at any time on or after March 1, 2009 at 104% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 1, 2012, plus in each case interest accrued to the redemption date.

        In connection with the merger in which the Company was acquired by Holdings in fiscal 2005, the carrying value of the Notes due 2014 was adjusted to fair value. As a result, a discount of $1,500,000 was recorded and was being amortized to interest expense over the remaining term of the notes.

        On February 7, 2012, the Company launched a cash tender offer to purchase up to $160,000,000 aggregate principal amount of its then outstanding $300,000,000 aggregate principal amount of the Notes due 2014. On February 21, 2012, holders of $108,955,000 aggregate principal amount of the Notes due 2014 tendered pursuant to the cash tender offer. On February 22, 2012, the Company accepted for purchase $58,063,000 aggregate principal amount, plus accrued and unpaid interest of the Notes due 2014, for total consideration equal to (i) $972.50 per $1,000 in principal amount of notes validly tendered plus (ii) $30 per $1,000 in principal amount of the notes validly tendered. On March 7, 2012, the Company accepted for purchase the remaining $50,892,000 aggregate principal amount, plus accrued and unpaid interest of the Notes due 2014 tendered on February 21, 2012, for total consideration equal to (i) $972.50 per $1,000 in principal amount of notes validly tendered plus (ii) $30 per $1,000 in principal amount of the notes validly tendered. In addition, the Company accepted for purchase $10,000 aggregate principal amount, plus accrued and unpaid interest of Notes due 2014 tendered after February 21, 2012, for total consideration equal to $972.50 per $1,000 in principal amount of the notes validly tendered. The Company recorded a loss on extinguishment related to the cash tender offer and redeemed its Notes due 2014 of $640,000 in Other expense during the fifty-two weeks ended March 29, 2012, which included tender offer and consent fees paid to the holders of $213,000, write-off of a non-cash discount of $155,000, and other expenses of $272,000. On March 7, 2012, the Company announced its intent to redeem $51,035,000 aggregate principal amount of the Notes due 2014 at a price of $1,000 per $1,000 principal amount such that an aggregate of $160,000,000 of Notes due 2014 would be retired through the tender offer and redemption. On April 6, 2012, the Company completed the redemption of $51,035,000 aggregate principal amount of Notes due 2014 at a redemption price of 100% of the principal amount plus accrued and unpaid interest.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 9—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

        On April 6, 2012, the Company redeemed $51,035,000 aggregate principal amount of its Notes due 2014 pursuant to a cash tender offer at a price of $1,000 per $1,000 principal amount. The Company used the net proceeds from the issuance of the Term Loan due 2018, which was borrowed on February 22, 2012, to pay for the consideration of the cash tender offer plus accrued and unpaid interest on the principal amount of the Notes due 2014. On August 30, 2012 prior to the consummation of the Merger, the Company issued a call notice for all of its then remaining outstanding Notes due 2014 at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, to the redemption date. On August 30, 2012, the Company irrevocably deposited $141,027,000, plus accrued interest to September 1, 2012 with a trustee to satisfy and to discharge its obligations under the Notes due 2014 and its indenture. The Company used a combination of cash on hand and funds contributed by Wanda. The Company recorded a loss on redemption of $1,297,000 prior to the Merger related to the extinguishment of the Notes due 2014.

Notes Due 2016

        Concurrently with the 9.75% Senior Subordinated Notes due 2020 ("Notes due 2020") offering on December 15, 2010, the Company launched a cash tender offer and consent solicitation for any and all of its then outstanding $325,000,000 aggregate principal amount of the 11% Senior Subordinated Notes due 2016 (the "Notes due 2016") at a purchase price of $1,031 plus a $30 consent fee for each $1,000 of principal amount of outstanding Notes due 2016 validly tendered and accepted by the Company on or before the early tender date (the "Cash Tender Offer"). The Company used the net proceeds from the issuance of the Notes due 2020 on December 15, 2010 to pay the consideration for the Cash Tender Offer plus accrued and unpaid interest on $95,098,000 principal amount of Notes due 2016 validly tendered. The Company recorded a loss on extinguishment related to the Cash Tender Offer of $7,631,000 in Other expense during the fifty-two weeks ended March 31, 2011, which included previously capitalized deferred financing fees of $1,681,000, a tender offer and consent fee paid to the holders of $5,801,000 and other expenses of $149,000. The Company redeemed the remaining $229,902,000 aggregate principal amount outstanding Notes due 2016 at a price of $1,055 per $1,000 principal amount on February 1, 2011 in accordance with the terms of the indenture. The Company recorded a loss on extinguishment related to the Cash Tender Offer of $16,701,000 in Other expense during the fifty-two weeks ended March 31, 2011, which included previously capitalized deferred financing fees of $3,958,000, a tender offer and consent fee paid to the holders of $12,644,000 and other expenses of $99,000.

Notes Due 2019

        On June 9, 2009, the Company issued $600,000,000 aggregate principal amount of 8.75% Senior Notes due 2019 (the "Notes due 2019") issued under an indenture with U.S. Bank, National Association, as trustee. The Notes due 2019 bear interest at a rate of 8.75% per annum, payable on June 1 and December 1 of each year (commencing on December 1, 2009), and have a maturity date of June 1, 2019. The Notes due 2019 are redeemable at the Company's option in whole or in part, at any time on or after June 1, 2014 at 104.375% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after June 1, 2017, plus accrued and unpaid interest to the redemption date. The Company capitalized deferred financing costs of $16,259,000 related to the issuance of the Notes due 2019 during the year ended April 1, 2010.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 9—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

        The Notes due 2019 are general unsecured senior obligations of the Company, fully and unconditionally guaranteed, jointly and severally, on a senior basis by each of the Company's existing and future domestic restricted subsidiaries that guarantee the Company's other indebtedness.

        The indenture governing the Notes due 2019 contains covenants limiting other indebtedness, dividends, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets. It also contains provisions subordinating the Company's obligations under the Notes due 2019 to the Company's obligations under its Senior Secured Credit Facility and other senior indebtedness. The Notes due 2019 were issued at a 2.418% discount which was amortized to interest expense following the interest method over the term of the notes until the Merger date of August 30, 2012, when the debt was re-measured at fair value.

        In connection with the Merger on August 30, 2012, the carrying value of the Notes due 2019 was adjusted to fair value. As a result, a premium of $57,000,000 was recorded and will be amortized to interest expense utilizing the interest rate method over the remaining term of the notes. Quoted market prices were used to estimate the fair value of the Company's Notes due 2019 (Level 2) at the date of the Merger. The Company determined the premium for the Notes due 2019 as the difference between the fair value of the Notes due 2019 and the principal balance of the Notes due 2019.

Notes Due 2020

        On December 15, 2010, the Company completed the offering of $600,000,000 aggregate principal amount of its Notes due 2020. The Notes due 2020 mature on December 1, 2020, pursuant to an indenture dated as of December 15, 2010, among the Company, the Guarantors named therein and U.S. Bank National Association, as trustee. The Company will pay interest on the Notes due 2020 at 9.75% per annum, semi-annually in arrears on June 1 and December 1, commencing on June 1, 2011. The Company may redeem some or all of the Notes due 2020 at any time on or after December 1, 2015 at 104.875% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after December 1, 2018, plus accrued and unpaid interest to the redemption date. The Company capitalized deferred financing costs of $12,699,000 related to the issuance of Notes due 2020 during the year ended March 31, 2011.

        The Indenture provides that the Notes due 2020 are general unsecured senior subordinated obligations of the Company and are fully and unconditionally guaranteed on a joint and several senior subordinated unsecured basis by all of its existing and future domestic restricted subsidiaries that guarantee its other indebtedness.

        The indenture governing the Notes due 2020 contains covenants limiting other indebtedness, dividends, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets.

        In connection with the Merger on August 30, 2012, the carrying value of the Notes due 2020 was adjusted to fair value. As a result, a premium of $63,000,000 was recorded and will be amortized to interest expense over the remaining term of the notes. Quoted market prices were used to estimate the fair value of the Company's Notes due 2020 (Level 2) at the date of the Merger. The Company determined the premium for the Notes due 2020 as the difference between the fair value of the Notes due 2020 and the principal balance of the Notes due 2020.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 9—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

Consent Solicitation

        On June 22, 2012, the Company announced it had received the requisite consents from holders of each of its Notes due 2019 and its Notes due 2020 and, collectively with the Notes due 2019, the ("Notes") for (i) a waiver of the requirement for the Company to comply with the "change of control" covenant in each of the indentures governing the Notes due 2019 and the indenture governing the Notes due 2020 (collectively, the "Indentures"), in connection with the Merger (the "Waivers"), including the Company's obligation to make a "change of control offer" in connection with the Merger with respect to each series of Notes, and (ii) certain amendments to the Indentures to reflect the change in ownership going forward by adding Wanda and its affiliates to the definition of "Permitted Holder" under each of the Indentures. The Company entered into supplemental indentures to give effect to the Waivers and certain amendments to the Indentures, which became operative upon payment of the applicable consent fee immediately prior to the closing of the Merger. The holders of each of the Notes due 2019 and Notes due 2020, who validly consented to the Waiver and the proposed amendments, received a consent fee of $2.50 per $1,000 principal amount at the closing date of the Merger. The total consent fees were $2,376,000. See Note 2—Merger for additional information regarding the recording of the consent fees.

Financial Covenants

        Each indenture relating to the Company's notes (Notes due 2019 and Notes due 2020) allows it to incur specified permitted indebtedness (as defined therein) without restriction. Each indenture also allows the Company to incur any amount of additional debt as long as it can satisfy the coverage ratio of each indenture, after giving effect to the event on a pro forma basis. Under the indenture for the Notes due 2019 (the Company's most restrictive indenture), the Company could borrow approximately $1,125,600,000 (assuming an interest rate of 7.0% per annum on the additional indebtedness) in addition to specified permitted indebtedness at December 31, 2012. If the Company cannot satisfy the coverage ratios of the indentures, generally the Company can borrow an additional amount under the Senior Secured Credit Facility.

        As of December 31, 2012, the Company was in compliance with all financial covenants relating to the Senior Secured Credit Facility, the Notes due 2020, and the Notes due 2019.

Parent Term Loan Facility

        During fiscal 2012, Parent made payments to extinguish the remaining principal balance of its Parent Term Loan Facility due June 2012 of $160,921,000, plus accrued and unpaid interest.

NOTE 10—STOCKHOLDERS' EQUITY

Common Stock Rights and Privileges

        The Company's Class A voting Common Stock entitles the holders thereof to rights and privileges, subject to qualifications, limitations and restrictions with respect to dividends. Additionally, each share of Class A Common Stock is expected to automatically convert into one share of Residual Common Stock on a one-for-one basis immediately prior to the consummation of an Initial Public Offering.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 10—STOCKHOLDERS' EQUITY (Continued)

        During the Successor period of August 31, 2012 through December 31, 2012, the Company received capital contributions of $100,000,000 from Wanda.

        During fiscal 2012, AMCE used cash on hand to pay a dividend distribution to Parent in an aggregate amount of $109,581,000. Parent used the available funds to pay corporate overhead expenses incurred in the ordinary course of business and to redeem its Term Loan Facility due June 2012, plus accrued and unpaid interest of $219,405,000.

        During fiscal 2011, AMCE made dividend distributions to Holdings in an aggregate amount of $278,258,000, and Holdings used the available funds to make a principal payment related to a tender offer for the Discount Notes due 2014, plus interest payments, and to make dividend distributions to its stockholder, Parent. Holdings and Parent used the available funds to pay corporate overhead expenses incurred in the ordinary course of business.

Temporary Equity

        Certain members of management have the right to require Parent to purchase the Class N nonvoting Common Stock held by them pursuant to the terms of a stockholders agreement. During the period beginning on January 1, 2016 (or upon the termination of a management stockholder's employment by us without cause, by the management stockholder for good reason, or due to the management stockholder's death or disability) and ending on the earlier of (i) January 1, 2019 and (ii) the date of an Initial Public Offering, the management shareholders have the right to require Parent to purchase their shares at a price equal to the price per share paid by such management shareholder, with appropriate adjustments for any subsequent events such as dividends, splits, combinations and the like. Following an Initial Public Offering, the management shareholders will have the right, in limited circumstances, to require Parent to purchase shares of Parent that are not fully and freely tradeable at a price equal to the price per share paid by such management shareholder. The Class N common stock is classified as temporary equity, apart from permanent equity, as a result of the contingent redemption feature contained in the stockholder agreement.

        During the six months ended June 30, 2013, the Company revised its previous classification of the Class N Common Stock and reclassified $1,811,000 of additional paid-in-capital from stockholders' equity to temporary equity. There was no impact to retained earnings, net earnings or earnings per share as a result of this revision for any periods presented. The revision reduced previously reported December 31, 2012 additional paid-in-capital of $801,796,000 by $1,811,000 to $799,985,000; reduced previously reported December 31, 2012 stockholders' equity of $774,105,000 by $1,811,000 to $772,294,000 and increased previously reported December 31, 2012 temporary equity of $0 by $1,811,000 to $1,811,000.

        The Company will recognize any significant changes in the redemption value as they occur. As of December 31, 2012 there was no material difference in the estimated fair value and recorded value of the Class N Common Stock recorded as temporary equity. The Company determined the amount reflected in temporary equity for the Class N Common Stock based on the price paid per share by the management shareholders and Wanda at the date of the Merger.

        The Company's Class N Common Stock entitles the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions with respect to dividends as the Company's Class A voting Common Stock. Additionally, each share of Class N Common Stock is

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 10—STOCKHOLDERS' EQUITY (Continued)

expected to automatically convert into one share of Residual Common Stock on a one-for-one basis immediately prior to the consummation of an Initial Public Offering.

Stock-Based Compensation

        The Company has no stock-based compensation arrangements of its own at December 31, 2012, but prior to the Merger, Parent had adopted a stock-based compensation plan. The Company has recorded stock-based compensation expense of $830,000, $1,962,000 and $1,526,000 within general and administrative: other during the period March 30, 2012 through August 30, 2012, and the fiscal years ended March 29, 2012 and March 31, 2011, respectively. Upon the change of control as a result of the Merger, all of the stock options and restricted stock interests under both the amended and restated 2004 Stock Option Plan and the 2010 Equity Incentive Plan were cancelled and holders received payments aggregating approximately $7,035,000. The Company had previously recognized stock-based compensation expense of $3,858,000 related to these stock options and restricted stock interests. The Company did not recognize an expense for the remaining $3,177,000 of unrecognized stock-based compensation expense. The Company's accounting policy for any cost triggered by the consummation of the Merger was to recognize the cost when the Merger was consummated. Accordingly, unrecognized stock-based compensation expense for stock options and restricted stock interests has not been recorded in the Consolidated Statement of Operations for the Predecessor period since that statement depicts the results of operations just prior to consummation of the transaction. In addition, since the Successor period reflects the effects of push-down accounting, these costs have also not been recorded as an expense in the Successor period. However, the costs were reflected in the purchase accounting adjustments which were applied in arriving at the opening balances of the Successor. See Note 2—Merger for additional information regarding the settlement of stock options and restricted stock interests.

2004 Stock Option Plan

        Prior to the Merger, Parent had adopted a stock-based compensation plan that permitted a maximum of 49,107.44681 options to be issued on Parent's stock under the 2004 Stock Option Plan. The stock options had a ten year term and generally step vested in equal amounts from one to three or five years from the date of the grant. Vesting could accelerate for a certain participant if there was a change of control (as defined in the employee agreement). All options were granted to employees of the Company.

        On July 8, 2010, the Board approved a grant of 1,023 non-qualified stock options to a certain employee of the Company under the amended and restated 2004 Stock Option Plan. These options vested ratably over 5 years with an exercise price of $752 per share. Expense for this award was recognized on a straight-line basis over the vesting period. The Company accounted for stock options using the fair value method of accounting and elected to use the simplified method for estimating the expected term of "plain vanilla" share option grants, as it did not have enough historical experience to provide a reasonable estimate. The estimated grant date fair value of the options granted on 1,023 shares was $300.91 per share, or $308,000, and was determined using the Black-Scholes option-pricing model. The option exercise price was $752 per share, and the estimated fair value of the shares was $752, resulting in $0 intrinsic value for the option grant. See 2010 Equity Incentive Plan below for further information regarding assumptions used in determining fair value.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 10—STOCKHOLDERS' EQUITY (Continued)

        On July 23, 2010, the Board of Directors of Parent (the "Board") determined that the Company would no longer grant any awards of shares of common stock of Parent under the 2004 Stock Option Plan.

        The vested and unvested stock options under the 2004 Stock Option Plan were cancelled immediately prior to the closing of the Merger with Wanda. Holders of such options received payments for each option equal to the difference (if any) between the per share consideration received in the Merger and the exercise price of their options.

2010 Equity Incentive Plan

        Prior to the Merger, the 2010 Equity Incentive Plan ("Plan") provided for grants of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, other stock-based awards or performance-based compensation awards. The aggregate number of shares of common stock of Parent that was available for delivery pursuant to awards granted under the plan was 39,312 shares. The Company accounted for stock options using the fair value method of accounting and had elected to use the simplified method for estimating the expected term of "plain vanilla" share option grants, as it did not have enough historical experience to provide a reasonable estimate.

        On July 8, 2010, the Board approved the grants of 5,399 non-qualified stock options, 5,399 restricted stock (time vesting), and 5,404 restricted stock (performance vesting) to certain of its employees. On February 1, 2011, the Board approved the grants of 137 non-qualified stock options, 137 restricted stock (time vesting), and 138 restricted stock (performance vesting) to certain of its employees. The estimated fair value of the stock at the grant date of July 8, 2010 was approximately $752 per share. The common stock value of $752 per share was based upon a contemporaneous valuation reflecting market conditions on July 8, 2010, which was prepared by an independent third party valuation specialist, and was used to estimate grants of 6,167 options and 6,431 shares of restricted stock granted in July 2010. The third party valuation was reviewed by management and provided to the Company's board of directors and the Compensation Committee of the board of directors. In determining the fair market value of the common stock, the board of directors and the Compensation Committee of the board of directors considered the valuation report and other qualitative and quantitative factors that they considered relevant. The common stock value of $752 per share was used to estimate the fair value of each of the remaining grants of options and shares of restricted stock granted on each of August 2, 2010, December 23, 2010, March 22, 2011, and April 6, 2011 as the Company believed at the time of grant that the valuation reflected current market conditions on each of such grant dates. The Company believes that market conditions had not changed significantly over the course of these grant dates.

        On June 22, 2011, the restricted stock (performance vesting) shares for fiscal 2012 were granted and the target was communicated following ASC 718-10-55-95. The grant date common stock value of $755 per share was based upon a contemporaneous valuation reflecting market conditions on June 22, 2011, which was prepared by an independent third party valuation specialist, and was used to estimate grant value of 1,346 shares of restricted stock (performance vesting) granted on June 22, 2011. The third party valuation was reviewed by management and provided to the Company's Board of Directors and the Compensation Committee of the Board of Directors. In determining the fair market value of the common stock, the Board of Directors and the Compensation Committee of the Board of Directors

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 10—STOCKHOLDERS' EQUITY (Continued)

considered the valuation report and other qualitative and quantitative factors that they considered relevant.

        The award agreements, which consisted of grants of non-qualified stock options, restricted stock (time vesting), and restricted stock (performance vesting) to certain of the Company's employees under the 2010 Equity Incentive Plan, generally had the following features, subject to discretionary approval by Parent's compensation committee:

  •
  Non-Qualified Stock Option Award Agreement:  Twenty-five percent of the options were to vest on each of the first four anniversaries of the date of grant. The stock options had a ten year term from the date of grant. The vested and unvested stock options were cancelled immediately prior to the closing of the Merger with Wanda. Holders of such options received payments for each option equal to the difference (if any) between the per share consideration received in the Merger and the exercise price of their options.

  •
  Restricted Stock Award Agreement (Time Vesting):  The restricted shares were to vest on the fourth anniversary of the date of grant. The restricted stock (time vesting) awards were cancelled immediately prior to the closing of the Merger with Wanda. Holders of such restricted stock (time vesting) received payments for each restricted share equal to the per share consideration received in the Merger.

  •
  Restricted Stock Award Agreement (Performance Vesting):  In fiscal 2011, the Board approved the award of 5,542 shares of restricted stock (performance vesting), of which 1,346 shares and 1,372 shares were deemed granted in fiscal 2012 and fiscal 2011, respectively. Approximately one-fourth of the total restricted shares of 5,542 approved by the Board were to have been granted each year over a four-year period starting in fiscal 2011. Each grant had a vesting term of approximately one year conditioned upon the Company meeting certain pre-established annual performance targets. The fiscal 2013 and fiscal 2014 shares were not deemed granted per ASC 718-10-55-95 as the Compensation Committee did not approved the performance target for the restricted stock due to the Merger with Wanda. The unvested restricted stock (performance vesting) awards for fiscal 2013 and fiscal 2014 were cancelled immediately prior to the closing of the Merger. Holders of unvested restricted stock awards received payments for each restricted share equal to the per share consideration received in the Merger.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 10—STOCKHOLDERS' EQUITY (Continued)

Stock Option Activity

        A summary of Parent's stock option activity, prior to the Merger, under both the 2004 Option Plan and the 2010 Equity Incentive Plan is as follows:

	August 30, 2012		March 29, 2012		March 31, 2011
	(Predecessor)	Weighted Average Exercise Price Per Share	(Predecessor)	Weighted Average Exercise Price Per Share	(Predecessor)	Weighted Average Exercise Price Per Share
	Number of Shares		Number of Shares		Number of Shares
Outstanding at beginning of year	35,678.1680905	$449.88	35,684.1680905	$423.70	31,597.1680905	$383.58
Granted(1)	—	—	7.00000	752.00	6,507.00000	752.00
Forfeited	—	—	(13.00000)	752.00	(1,615.40000)	368.18
Cancelled	(35,678.1680905)	449.88	—	—	—	—
Exercised	—	—	—	—	(804.60000)	452.57

Outstanding at end of year and expected to vest(1)	—	$—	35,678.1680905	$449.88	35,684.1680905	$449.93

Exercisable at end of year	—	$—	22,594.5380903	$429.74	17,238.4980902	$423.70

Available for grant at end of year	—		28,580.0000000		28,568.0000000

(1)
The weighted average remaining contractual life for outstanding options was 6.0 years and 7.0 years for fiscal 2012 and 2011, respectively. During fiscal 2012, 7 options were granted at an exercise price of $752. The options granted were based on an estimated fair value of $752 of common stock, resulting in an intrinsic value for the options on the grant date of $0. During fiscal 2011, 6,507 options were granted at an exercise price of $752. The options granted were based on an estimated fair value of $752 of common stock, resulting in an intrinsic value for the options on the grant date of $0.

        For options exercised, intrinsic value is calculated as the difference between the market price on the date of exercise (determined using the most recent contemporaneous valuation prior to the exercise) and the exercise price of the options. The total intrinsic value of options exercised was $241,000 during fiscal 2011 and there were no options exercised during the period March 30, 2012 through August 30, 2012 and fiscal 2012. Parent received outstanding shares, instead of cash, from the exercise of stock options during fiscal 2011 to satisfy the aggregate strike price of approximately $364,000.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 10—STOCKHOLDERS' EQUITY (Continued)

Assumptions Used To Estimate Option Values

        The following table reflects the weighted average fair value per option granted during fiscal 2011 under the 2004 Option Plan and the 2010 Equity Incentive Plan, as well as the significant assumptions used in determining weighted average fair value using the Black-Scholes option-pricing model:

	March 31, 2011
	2010 Plan	2004 Plan
	(Predecessor)
Weighted average fair value of options on grant date	$293.72	$300.91
Risk-free interest rate	2.50%	2.58%
Expected life (years)	6.25	6.50
Expected volatility(1)	35.0%	35.0%
Expected dividend yield	—	—

(1)
The Company uses share values of its publicly traded competitor peer group for purposes of calculating volatility.

Restricted Stock Activity

        The following table represents the unvested restricted stock (time vesting) and (performance vesting) activity:

	Shares of Restricted Stock	Weighted Average Grant Date Fair Value
	(Predecessor)
Unvested at March 31, 2011	5,372	$752.00
Granted	1,353	755.00
Forfeited/cancelled(1)	(1,359)	755.00

Unvested at March 29, 2012	5,366	752.00
Granted(2)	—	—
Cancelled	(5,366)	752.00

Unvested at August 30, 2012	—	$—

(1)
The Company did not meet its pre-established annual performance target for fiscal 2012, and therefore, the restricted stock (performance vesting) grant was cancelled.

(2)
As discussed above, since there was not a grant of restricted stock (performance vesting) shares during fiscal 2013, there were no fiscal 2013 unvested restricted stock (performance vesting) shares reported in this table.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 11—INCOME TAXES

        The Income tax provision reflected in the Consolidated Statements of Operations consists of the following components during the period August 31, 2012 through December 31, 2012, the period March 30, 2012 through August 30, 2012, and the fiscal years ended March 29, 2012 and March 31, 2011:

(In thousands)	From Inception August 31, 2012 through December 27, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Current:
Federal	$—	$—	$—	$—
Foreign	—	—	—	—
State	480	3,700	2,015	1,950

Total current	480	3,700	2,015	1,950

Deferred:
Federal	3,020	—	—	—
Foreign	—	—	—	—
State	—	—	—	—

Total deferred	3,020	—	—	—

Total provision	3,500	3,700	2,015	1,950
Tax provision from discontinued operations	—	1,200	—	—

Total provision from continuing operations	$3,500	$2,500	$2,015	$1,950

        Parent has recorded no alternative minimum taxes as the consolidated tax group expects no alternative minimum tax liability.

        Pre-tax income (losses) consisted of the following:

(In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Domestic	$(39,294)	$93,850	$(90,787)	$(172,694)
Foreign	124	7	(1,296)	340

Total	$(39,170)	$93,857	$(92,083)	$(172,354)

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 11—INCOME TAXES (Continued)

        The difference between the effective tax rate on earnings (loss) from continuing operations before income taxes and the U.S. federal income tax statutory rate is as follows:

(In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Income tax expense (benefit) at the federal statutory rate	$(13,470)	$20,125	$(30,960)	$(59,250)
Effect of:
State income taxes	(1,930)	2,500	2,015	1,950
Change in ASC 740 (formerly FIN 48) reserve	—	—	(9,435)	(300)
Permanent items	20	100	825	—
Valuation allowance	18,880	(20,225)	39,570	59,550

Income tax expense (benefit)	$3,500	$2,500	$2,015	$1,950

Effective income tax rate	(9.1)%	4.3%	(2.3)%	(1.2)%

        The significant components of deferred income tax assets and liabilities as of December 31, 2012 and March 29, 2012 are as follows:

	December 31, 2012 (Successor)		March 29, 2012 (Predecessor)
	Deferred Income Tax		Deferred Income Tax
(In thousands)	Assets	Liabilities	Assets	Liabilities
Tangible assets	$—	$(125,641)	$76,855	$—
Accrued reserves	35,359	—	34,684	—
Intangible assets	—	(76,430)	—	(25,288)
Receivables	—	(1,632)	1,949	—
Investments	—	(231,524)	—	(136,704)
Capital loss carryforwards	2,077	—	—	—
Pension postretirement and deferred compensation	28,001	—	34,276	—
Corporate borrowings	50,558	—	—	(106)
Deferred revenue	136,350	—	144,444	—
Lease liabilities	86,417	—	92,385	—
Capital and financing lease obligations	40,102	—	22,759	—
Alternative minimum tax and other credit carryovers	15,083	—	15,056	—
Charitable contributions	1,051	—	1,757	—
Net operating loss carryforward	241,216	—	227,604	—

Total	$636,214	$(435,227)	$651,769	$(162,098)
Less: Valuation allowance	(248,420)	—	(417,671)	—

Total deferred income taxes(1)	$387,794	$(435,227)	$234,098	$(162,098)

(1)
See Note 8—Supplemental Balance Sheet Information for additional disclosures about net current deferred tax assets and net non-current deferred tax liabilities.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 11—INCOME TAXES (Continued)

        A rollforward of the Company's valuation allowance for deferred tax assets is as follows:

(In thousands)	Balance at Beginning of Period	Additions Charged (Credited) to Revenues, Costs and Expenses	Charged (Credited) to Goodwill	Charged (Credited) to Other Accounts(1)	Balance at End of Period
From Inception August 31, 2012 through December 31, 2012
Valuation allowance-deferred income tax assets	$232,985	18,880	195	(3,640)	$248,420

March 30, 2012 through August 30, 2012
Valuation allowance-deferred income tax assets	$417,671	(20,225)	(164,461)	—	$232,985
Fiscal Year 2012
Valuation allowance-deferred income tax assets	$376,852	39,570	—	1,249	$417,671
Fiscal Year 2011
Valuation allowance-deferred income tax assets	$305,895	59,550	—	11,407	$376,852

(1)
Primarily relates to amounts resulting from our tax sharing arrangement, changes in deferred tax assets and associated valuation allowance that are not related to income statement activity as well as amounts charged to other comprehensive income.

        The Company's federal income tax loss carryforward of $745,073,000 will begin to expire in 2017 and will completely expire in 2031 and will be limited annually due to certain change in ownership provisions of the Internal Revenue Code. The Company also has estimated state income tax loss carryforwards of $625,000,000 which may be used over various periods ranging from 1 to 20 years.

        During fiscal 2010, management believed it was more likely than not that the Company had the ability to execute a feasible and prudent tax strategy that would provide for the realization of net operating losses by converting certain limited partnership units into common stock. At December 31, 2012, this tax strategy was estimated to preserve net operating losses that expire through 2019.

        The Company has recorded a valuation allowance against its remaining net deferred tax asset in U.S. and foreign jurisdictions of $248,420,000 as of December 31, 2012.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 11—INCOME TAXES (Continued)

        A reconciliation of the change in the amount of unrecognized tax benefits was as follows:

(In millions)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Balance at beginning of period	$24.5	$24.8	$34.3	$34.5
Gross increases—current period tax positions	—	0.6	0.7	1.2
Favorable resolutions with authorities	—	—	(4.3)	—
Expired attributes	—	—	(5.9)	(1.4)
Cash settlements	(0.5)	(0.9)	—	—

Balance at end of period	$24.0	$24.5	$24.8	$34.3

        The Company's effective tax rate is not expected to be significantly impacted by the ultimate resolution of the uncertain tax positions because of the retention of a valuation allowance against most of its net operating loss carryforwards.

        The Company recognizes income tax-related interest expense and penalties as income tax expense and general and administrative expense, respectively. The liabilities increased for interest and penalties by $110,000 and $115,000, as of December 31, 2012 and March 29, 2012, respectively.

        There are currently unrecognized tax benefits which the Company anticipates will be resolved in the next 12 months; however, the Company is unable at this time to estimate what the impact on its unrecognized tax benefits will be.

        The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. An IRS examination of the tax years February 28, 2002 through December 31, 2003 of the former Loews Cineplex Entertainment Corporation and subsidiaries was concluded during fiscal 2007. An IRS examination for the tax years ended March 31, 2005 and March 30, 2006 was completed during 2009. Generally, tax years beginning after March 28, 2002 are still open to examination by various taxing authorities. Additionally, the Company has net operating loss ("NOL") carryforwards for tax years ended October 31, 2000 through March 28, 2002 in the U.S. and various state jurisdictions which have carryforwards of varying lengths of time. These NOLs are subject to adjustment based on the statute of limitations applicable to the return in which they are utilized, not the year in which they are generated. Various state, local and foreign income tax returns are also under examination by taxing authorities. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 12—LEASES

        The following table sets forth the future minimum rental payments, by calendar year, required under existing operating leases and digital projector equipment leases payable to DCIP that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2012:

(In thousands)	Minimum operating lease payments
2013	$397,631
2014	408,209
2015	399,584
2016	382,745
2017	361,082
Thereafter	1,661,501

Total minimum payments required	$3,610,752

        As of December 31, 2012, the Company has lease agreements for three theatres with 33 screens which are under construction or development and are expected to open in 2014 and 2018.

        Included in other long-term liabilities as of December 31, 2012 and March 29, 2012 is $10,318,000 and $126,224,000, respectively, of deferred rent representing future minimum rental payments for leases with scheduled rent increases, and $211,329,000 and $125,772,000, respectively, for unfavorable lease liabilities.

        Rent expense is summarized as follows:

(In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Minimum rentals	$126,529	$166,220	$394,742	$401,563
Common area expenses	12,968	17,591	40,918	43,060
Percentage rentals based on revenues	3,877	5,275	9,666	7,251

Rent	143,374	189,086	445,326	451,874
General and administrative and other	3,940	4,207	8,747	4,665

Total	$147,314	$193,293	$454,073	$456,539

NOTE 13—EMPLOYEE BENEFIT PLANS

        The Company sponsors frozen non-contributory qualified and non-qualified defined benefit pension plans generally covering all employees who, prior to the freeze, were age 21 or older and had completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year ending thereafter, and who were not covered by a collective bargaining agreement. The Company also offers eligible retirees the opportunity to participate in a health plan. Certain employees are eligible for subsidized postretirement medical benefits. The eligibility for these benefits is based upon a

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 13—EMPLOYEE BENEFIT PLANS (Continued)

participant's age and service as of January 1, 2009. The Company also sponsors a postretirement deferred compensation plan.

        On May 2, 2008, the Company's Board of Directors approved revisions to the Company's Post Retirement Medical and Life Insurance Plan effective January 1, 2009 and on July 3, 2008 the changes were communicated to the plan participants. As a result of these revisions, the Company recorded a prior service credit of $5,969,000 through other comprehensive income to be amortized over eleven years starting in fiscal 2010, based on expected future service of the remaining participants.

        As a result of the Merger and the application of "push down" accounting, the benefit plans reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the Merger date. At August 31, 2012, the Successor balance recorded in accumulated other comprehensive income was reset to zero.

        The measurement dates used to determine pension and other postretirement benefits for the Successor period was August 30, 2012, the Merger date, and December 31, 2012, the Transition Period.

        Net periodic benefit cost for the plans consists of the following:

	Pension Benefits				Other Benefits
(In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Components of net periodic benefit cost:
Service cost	$59	$76	$180	$180	$61	$74	$149	$154
Interest cost	1,484	1,962	4,640	4,612	306	435	1,122	1,275
Expected return on plan assets	(1,442)	(1,811)	(4,465)	(3,986)	—	—	—	—
Amortization of net loss	—	899	5	137	—	88	—	—
Amortization of prior service credit	—	—	—	—	—	(448)	(984)	(865)
Settlement	(15)	—	—	—	—	—	—	—

Net periodic benefit cost	$86	$1,126	$360	$943	$367	$149	$287	$564

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 13—EMPLOYEE BENEFIT PLANS (Continued)

        The following table summarizes the changes in other comprehensive income:

	Pension Benefits			Other Benefits
(In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012
	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Net (gain) loss	$(4,118)	$—	$15,615	$(3,161)	$—	$3,324
Net prior service credit	—	—	—	—	(771)	(1,035)
Merger push-down accounting adjustment	—	(20,741)	—	—	3,804	—
Amortization of net gain (loss)	—	(899)	(5)	—	(88)	—
Amortization of prior service credit	—	—	—	—	448	984
Settlement	15	—	—	—	—	—

Total recognized in other comprehensive income	$(4,103)	$(21,640)	$15,610	$(3,161)	$3,393	$3,273
Net periodic benefit cost	86	1,126	360	367	149	287

Total recognized in net periodic benefit cost and other comprehensive income	$(4,017)	$(20,514)	$15,970	$(2,794)	$3,542	$3,560

        The following tables set forth the plan's change in benefit obligations and plan assets and the accrued liability for benefit costs included in the Consolidated Balance Sheets:

	Pension Benefits			Other Benefits
(In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012
	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Change in benefit obligation:
Benefit obligation at beginning of period	$112,822	$96,672	$80,350	$25,816	$24,538	$21,916
Service cost	59	76	180	61	74	149
Interest cost	1,484	1,962	4,640	306	435	1,122
Plan participant's contributions	—	—	—	196	227	517
Actuarial (gain) loss	(3,465)	15,161	14,162	(3,161)	1,828	3,325
Plan amendment	—	—	—	—	(771)	(1,035)
Benefits paid	(862)	(1,007)	(2,660)	(453)	(515)	(1,456)
Settlement	(320)	(42)	—	—	—	—

Benefit obligation at end of period	$109,718	$112,822	$96,672	$22,765	$25,816	$24,538

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 13—EMPLOYEE BENEFIT PLANS (Continued)

	Pension Benefits			Other Benefits
(In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012
	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Change in plan assets:
Fair value of plan assets at beginning of period	$66,059	$64,236	$59,776	$—	$—	$—
Actual return on plan assets gain	2,095	977	3,011	—	—	—
Employer contribution	1,247	1,895	4,109	257	288	939
Plan participants' contributions	—	—	—	196	227	517
Benefits paid	(862)	(1,007)	(2,660)	(453)	(515)	(1,456)
Settlement	(320)	(42)	—	—	—	—

Fair value of plan assets at end of period	$68,219	$66,059	$64,236	$—	$—	$—

Net liability for benefit cost:
Funded status	$(41,499)	$(46,763)	$(32,436)	$(22,765)	$(25,816)	$(24,538)

	Pension Benefits			Other Benefits
(In thousands)	December 31, 2012	August 30, 2012	March 29, 2012	December 31, 2012	August 30, 2012	March 29, 2012
	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Amounts recognized in the Balance Sheet:
Accrued expenses and other liabilities	$(154)	$(40)	$(155)	$(885)	$(1,016)	$(1,062)
Other long-term liabilities	(41,345)	(46,723)	(32,281)	(21,880)	(24,800)	(23,476)

Net liability recognized	$(41,499)	$(46,763)	$(32,436)	$(22,765)	$(25,816)	$(24,538)

Aggregate accumulated benefit obligation	$(109,718)	$(112,822)	$(96,672)	$(22,765)	$(25,816)	$(24,538)

        The following table summarizes pension plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets:

	Pension Benefits
(In thousands)	December 31, 2012	March 29, 2012
	(Successor)	(Predecessor)
Aggregated accumulated benefit obligation	$(109,718)	$(96,672)
Aggregated projected benefit obligation	(109,718)	(96,672)
Aggregated fair value of plan assets	68,219	64,236

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 13—EMPLOYEE BENEFIT PLANS (Continued)

        Amounts recognized in accumulated other comprehensive income consist of the following:

	Pension Benefits			Other Benefits
(In thousands)	December 31, 2012	August 30, 2012	March 29, 2012	December 31, 2012	August 30, 2012	March 29, 2012
	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Net actuarial (gain) loss	$(4,118)	$—	$21,639	$(3,161)	$—	$4,823
Prior service credit	—	—	—	—	—	(8,216)

        Amounts in accumulated other comprehensive income expected to be recognized in components of net periodic pension cost during the calendar year 2013 are as follows:

(In thousands)	Pension Benefits	Other Benefits
Net actuarial gain	$—	$(78)

Actuarial Assumptions

        The weighted-average assumptions used to determine benefit obligations are as follows:

	Pension Benefits			Other Benefits
(In thousands)	December 31, 2012	August 30, 2012	March 29, 2012	December 31, 2012	August 30, 2012	March 29, 2012
	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Discount rate	4.17%	3.99%	4.86%	3.90%	3.65%	4.42%
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

        The weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Pension Benefits				Other Benefits
(In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Discount rate	3.99%	4.86%	5.86%	6.16%	3.65%	4.42%	5.51%	5.97%
Weighted average expected long-term return on plan assets	7.27%	7.27%	8.00%	8.00%	N/A	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

        In developing the expected long-term rate of return on plan assets at each measurement date, the Company considers the plan assets' historical returns, asset allocations, and the anticipated future economic environment and long-term performance of the asset classes. While appropriate consideration

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 13—EMPLOYEE BENEFIT PLANS (Continued)

is given to recent and historical investment performance, the assumption represents management's best estimate of the long-term prospective return.

        For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits assumed for 2013 was 8.0% for medical. The rates were assumed to decrease gradually to 5.0% for medical in 2019. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2012 by $2,292,000 and the aggregate of the service and interest cost components of postretirement expense for calendar year 2013 by $34,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement obligation for calendar year 2013 by $1,933,000 and the aggregate service and interest cost components of postretirement expense for calendar year 2013 by $28,000. The Company's retiree health plan provides a benefit to its retirees that is at least actuarially equivalent to the benefit provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Part D").

Cash Flows

        The Company expects to contribute $2,469,000 to the pension plans during the calendar year 2013.

        The following table provides the benefits expected to be paid (inclusive of benefits attributable to estimated future employee service) in each of the next five fiscal years, and in the aggregate for the five years thereafter:

(In thousands)	Pension Benefits	Other Benefits Net of Medicare Part D Adjustments	Medicare Part D Adjustments
2013	$3,004	$902	$78
2014	2,445	926	90
2015	3,152	983	99
2016	3,631	1,032	106
2017	3,930	1,068	116
Years 2018 - 2022	25,510	5,637	804

Pension Plan Assets

        The Company's investment objectives for its defined benefit pension plan investments are: (1) to preserve the real value of its principal; (2) to maximize a real long-term return with respect to the plan assets consistent with minimizing risk; (3) to achieve and maintain adequate asset coverage for accrued benefits under the plan; and (4) to maintain sufficient liquidity for payment of the plan obligations and expenses. The Company uses a diversified allocation of equity, debt, commodity and real estate

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 13—EMPLOYEE BENEFIT PLANS (Continued)

exposures that are customized to the Plan's cash flow benefit needs. The target allocations for plan assets are as follows:

Asset Category	Target Allocation
Fixed(1)	12%
High yield fund	4%
Equity Securities—U.S.	23%
Equity Securities—International	16%
Collective trust fund	26%
Private Real Estate	12%
Public REITs	2%
Commodities broad basket	5%

100%

(1)
Includes U.S. Treasury Securities and Bond market fund.

        Valuation Techniques.    The fair values classified within Level 1 of the valuation hierarchy were determined using quoted market prices from actively traded markets. The fair values classified within Level 2 of the valuation hierarchy included pooled separate accounts and collective trust funds, which valuations were based on market prices for the underlying instruments that were observable in the market or could be derived by observable market data from independent external valuation information.

        The fair value of the pension plan assets at December 31, 2012, by asset class are as follows:

		Fair Value Measurements at December 31, 2012 Using
(In thousands)	Total Carrying Value at December 31, 2012	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(Successor)
Cash and cash equivalents	$19	$19	$—	$—
U.S. Treasury Securities	1,668	1,668	—	—
Equity securities:
U.S. companies	15,993	2,184	13,809	—
International companies	11,098	11,098	—	—
Public REITs	1,229	—	1,229
Bond market fund	6,222	6,222	—	—
Collective trust fund	17,551	—	17,551	—
Commodities broad basket fund	3,304	3,304	—	—
High yield bond fund	3,104	—	3,104	—
Private real estate	8,031	—	8,031	—

Total assets at fair value	$68,219	$24,495	$43,724	$—

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 13—EMPLOYEE BENEFIT PLANS (Continued)

        The fair value of the pension plan assets at March 29, 2012, by asset class are as follows:

		Fair Value Measurements at March 29, 2012 Using
(In thousands)	Total Carrying Value at March 29, 2012	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(Predecessor)
Cash and cash equivalents	$15	$15	$—	$—
U.S. Treasury Securities	2,413	2,413	—	—
Equity securities:
U.S. companies	20,060	2,789	17,271	—
International companies	10,169	10,157	12	—
Public REITs	1,416	—	1,416
Bond market fund	13,345	13,345	—	—
Collective trust fund	6,510	—	6,510	—
Commodities broad basket fund	3,090	3,090	—	—
High yield bond fund	2,843	—	2,843	—
Private real estate	4,375	—	4,375	—

Total assets at fair value	$64,236	$31,809	$32,427	$—

Defined Contribution Plan

        The Company sponsors a voluntary 401(k) savings plan covering certain employees age 21 or older and who are not covered by a collective bargaining agreement. Effective January 1, 2011, under the Company's 401(k) Savings Plan, the Company began to match 100% of each eligible employee's elective contributions up to 3% and 50% of contributions up to 5% of the employee's eligible compensation. During the first three quarters of fiscal 2011, the Company matched 50% of each eligible employee's elective contributions up to 6% of the employee's eligible compensation. The Company's expense under the 401(k) savings plan was $1,182,000, $1,108,000, $2,676,000, and $1,650,000 for the period August 31, 2012 through December 31, 2012, the period March 30, 2012 through August 30, 2012, and the fiscal years ended March 29, 2012 and March 31, 2011, respectively.

Union-Sponsored Plans

        Certain theatre employees are covered by union-sponsored pension and health and welfare plans. Company contributions into these plans are determined in accordance with provisions of negotiated labor contracts. Contributions aggregated $80,000, $109,000, $261,000, and $380,000, for the period August 31, 2012 through December 31, 2012, the period March 30, 2012 through August 30, 2012, and the fiscal years ended March 29, 2012 and March 31, 2011, respectively.

        As of December 31, 2012, the Company's liability related to the collectively bargained multiemployer pension plan withdrawals was immaterial. At March 29, 2012, the Company's withdrawal liabilities related to multiemployer pension plans where it had ceased making contributions was approximately $2,622,000.

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 14—COMMITMENTS AND CONTINGENCIES

        The Company, in the normal course of business, is a party to various ordinary course claims from vendors (including an online ticketing vendor, food & beverage suppliers and film distributors), landlords and other legal proceedings. If management believes that a loss arising from these actions is probable and can reasonably be estimated, the Company records the amount of the loss, or the minimum estimated liability when the loss is estimated using a range and no point is more probable than another. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. Management believes that the ultimate outcome of such other matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations. However, litigation and claims are subject to inherent uncertainties and unfavorable outcomes could occur. An unfavorable outcome could include monetary damages. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the outcome occurs or in future periods.

NOTE 15—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS

        The Company has provided reserves for estimated losses from theatres and screens which have been permanently closed and vacant space with no right to future use. As of December 31, 2012, the Company has reserved $61,344,000 for lease terminations which have either not been consummated or paid, related primarily to eight theatres and certain vacant restaurant space. The Company is obligated under long-term lease commitments with remaining terms of up to 15 years for theatres which have been closed. As of December 31, 2012, base rents aggregated approximately $8,919,000 annually and $79,369,000 over the remaining terms of the leases.

        A rollforward of reserves for theatre and other closure is as follows:

(In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Beginning balance	$62,935	$65,471	$73,852	$6,694
Theatre and other closure expense—continuing operations	2,381	4,191	7,449	60,763
Theatre and other closure expense—discontinued operations	—	7,562	—	—
Transfer of lease liability	994	(697)	571	11,780
Net book value of abandoned and other property dispositions	—	—	(485)	(1,819)
Foreign currency translation adjustment	405	(38)	(511)	48
Cash payments	(5,371)	(13,554)	(15,405)	(3,614)

Ending balance	$61,344	$62,935	$65,471	$73,852

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 15—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS (Continued)

        The current portion of the ending balance is included with accrued expenses and other liabilities and the long-term portion of the ending balance is included with other long-term liabilities in the accompanying Consolidated Balance Sheets.

        During the period of August 31, 2012 through December 31, 2012 and the period of March 30, 2012 through August 30, 2012, the Company recognized $2,381,000 and $4,191,000 of theatre and other closure expense primarily related to the early termination of a lease agreement and accretion on previously closed properties with remaining lease obligations. In addition, the Company closed one theatre with 20 screens located in Canada and paid the landlord $7,562,000 to terminate the lease agreement. See Note 4—Discontinued Operations for additional information.

        During the fifty-two weeks ended March 29, 2012, the Company recognized $7,449,000 of theatre and other closure expense primarily related to accretion on previously closed properties with remaining lease obligations.

        During the fourth quarter of fiscal year ending March 31, 2011, the Company evaluated excess capacity and vacant and under-utilized retail space throughout the theatre circuit. On March 28, 2011, management decided to permanently close 73 underperforming screens and auditoriums in six theatre locations in the United States and Canada while continuing to operate 89 screens at these locations. The permanently closed screens were physically segregated from the screens that are in operation and access to the closed space was restricted. Additionally, management decided to discontinue development of and cease use of (including for storage) certain vacant and under-utilized retail space at four other theatres in the United States and the United Kingdom. As a result of closing the screens and auditoriums and discontinuing the development of and use of the other spaces, the Company recorded a charge of $55,015,000 for theatre and other closure expense, which is included in operating expense in the Consolidated Statements of Operations during the fiscal year ending March 31, 2011. The charge to theatre and other closure expense reflects the discounted contractual amounts of the existing lease obligations of $53,561,000 for the remaining 7 to 13 year terms of the leases as well as expenses incurred for related asset removal and shutdown costs of $1,454,000. A significant portion of each of the affected properties was closed and is no longer used. The charges to theatre and other closure expense do not result in any new, increased or accelerated obligations for cash payments related to the underlying long-term operating lease agreements.

        In addition to the auditorium closures, the Company permanently closed 22 theatres with 144 screens in the U.S. during the fifty-two weeks ended March 31, 2011. The Company recorded $5,748,000 for theatre and other closure expense, which is included in operating expense in the Consolidated Statements of Operations, due primarily to the remaining lease terms of 5 theatre closures and accretion of the closure liability related to theatres closed during prior periods. Of the theatre closures in fiscal 2011, 9 theatres with 35 screens were owned properties that were marketed for sale; 7 theatres with 67 screens that had leases were allowed to expire; a single screen theatre with a management agreement was allowed to expire; and 5 theatres with 41 screens were closed with remaining lease terms in excess of one month.

        Theatre and other closure reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for the base rents, taxes and maintenance. As of

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 15—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS (Continued)

December 31, 2012, the future lease obligations are discounted at annual rates ranging from 7.55% to 9.0%.

NOTE 16—FAIR VALUE MEASUREMENTS

        Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts business. The inputs used to develop these fair value measurements are established in a hierarchy, which ranks the quality and reliability of the information used to determine the fair values. The fair value classification is based on levels of inputs. Assets and liabilities that are carried at fair value are classified and disclosed in one of the following categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

        Recurring Fair Value Measurements.    The following table summarizes the fair value hierarchy of the Company's financial assets carried at fair value on a recurring basis as of December 31, 2012:

		Fair Value Measurements at December 31, 2012 Using
(In thousands)	Total Carrying Value at December 31, 2012	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(Successor)
Other long-term assets:
Money Market Mutual Funds	$85	$85	$—	$—
Equity securities, available-for-sale:
RealD Inc. Common Stock	13,707	13,707	—	—
Mutual Fund Large U.S. Equity	1,995	1,995	—	—
Mutual Fund Small/Mid U.S. Equity	413	413	—	—
Mutual Fund International	249	249	—	—
Mutual Fund Balance	150	150	—	—
Mutual Fund Fixed Income	349	349	—	—

Total assets at fair value	$16,948	$16,948	$—	$—

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 16—FAIR VALUE MEASUREMENTS (Continued)

        The following table summarizes the fair value hierarchy of the Company's financial assets carried at fair value on a recurring basis as of March 29, 2012:

		Fair Value Measurements at March 29, 2012 Using
	Total Carrying Value at March 29, 2012
(In thousands)		Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(Predecessor)
Other long-term assets:
Money Market Mutual Funds	$72	$72	$—	$—
Equity securities, available-for-sale:
RealD Inc. Common Stock	15,945	15,945	—	—
Mutual Fund Large U.S. Equity	2,186	2,186	—	—
Mutual Fund Small/Mid U.S. Equity	332	332	—	—
Mutual Fund International	146	146	—	—
Mutual Fund Broad U.S. Equity	34	34	—	—
Mutual Fund Balance	79	79	—	—
Mutual Fund Fixed Income	267	267	—	—

Total assets at fair value	$19,061	$19,061	$—	$—

        Valuation Techniques.    The Company's money market mutual funds are invested in funds that seek to preserve principal, are highly liquid, and therefore are recorded on the balance sheet at the principal amounts deposited, which equals fair value. The equity securities, available-for-sale, primarily consist of common stock and mutual funds invested in equity and fixed income funds and are measured at fair value using quoted market prices. See Note 7—Investments, for further information regarding RealD Inc. common stock and the related other-than-temporary impairment. The unrealized gain on the equity securities recorded in accumulated other comprehensive income as of December 31, 2012 was approximately $1,913,000.

        Nonrecurring Fair Value Measurements.    See Note 2—Merger, for information regarding the Company's assets and liabilities that were measured at fair value on a nonrecurring basis due to the Merger on August 30, 2012. The following table summarizes the fair value hierarchy of the Company's assets that were measured at fair value on a nonrecurring basis during fiscal 2012:

		Fair Value Measurements During Fiscal 2012 Using
(In thousands)	Total Carrying Value	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Losses
	(Predecessor)
Property, net:
Property owned, net	$99	—	—	$99	$285
Other long-term assets:
Investment in a joint venture	2,761	—	—	2,761	2,742

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 16—FAIR VALUE MEASUREMENTS (Continued)

        In accordance with the provisions of the impairment of long-lived assets subsections of ASC 360-10, long-lived assets held and used that were considered impaired were written down to their fair value at December 29, 2011, March 29, 2012 and March 31, 2011 of $2,761,000, $99,000 and $10,587,000, respectively. For the fifty-two weeks ending March 29, 2012, the Company recorded impairments of long-lived assets of $285,000 and a charge to equity in earnings of non-consolidated entities of $2,742,000.

        Other Fair Value Measurement Disclosures.    The Company is required to disclose the fair value of financial instruments that are not recognized at fair value in the statement of financial position for which it is practicable to estimate that value:

		Fair Value Measurements at December 31, 2012 Using
(In thousands)	Total Carrying Value at December 31, 2012	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(Successor)
Current Maturities of Corporate Borrowings	$8,004	$—	$8,063	$—
Corporate Borrowings	2,070,671	—	2,115,919	—

        Valuation Technique.    Quoted market prices were used to estimate fair value.

        At March 29, 2012, the carrying amount of the Company's liabilities for corporate borrowings was $2,146,534,000 and the fair value was approximately $2,146,136,000.

NOTE 17—OPERATING SEGMENT

        The Company reports information about operating segments in accordance with ASC 280-10, Segment Reporting, which requires financial information to be reported based on the way management organizes segments within a company for making operating decisions and evaluating performance. The Company has identified one reportable segment for its theatrical exhibition operations.

        Information about the Company's revenues from continuing operations and assets by geographic area is as follows:

Revenues (In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
United States	$808,378	$1,202,179	$2,507,562	$2,346,677
Canada	809	885	2,814	4,324
Europe	2,305	3,008	11,601	11,537

Total revenues	$811,492	$1,206,072	$2,521,977	$2,362,538

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 17—OPERATING SEGMENT (Continued)

Long-term assets, net (In thousands)	December 31, 2012	March 29, 2012
	(Successor)	(Predecessor)
United States	$3,940,971	$3,231,263
Canada	102	2,241
Europe	496	204

Total long-term assets(1)	$3,941,569	$3,233,708

(1)
Long-term assets are comprised of property, intangible assets, goodwill and other long-term assets.

NOTE 18—RELATED PARTY TRANSACTIONS

Amended and Restated Fee Agreement

        Upon the consummation of a change of control transaction or an initial public offering, each of the Sponsors were entitled to receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. The Sponsors waived their right to the payment described above that was triggered by the Merger. As a result of the Merger, the Company ceased paying the annual management fee of $5,000,000 to the Sponsors.

Control Arrangement

        Wanda has the ability to control the Company's affairs and policies and the election of directors and appointment of management.

Equity Method Investees

        In February 2007, Mr. Travis Reid was hired as the chief executive officer of DCIP, a joint venture between AMCE, Cinemark and Regal formed to explore the possibility of implementing digital cinema in our theatres and to create a financing model and establish agreements with major motion picture studios for the implementation of digital cinema. Mr. Reid resigned as CEO of DCIP in October 2010. Mr. Reid was a member of the Company's Board of Directors until October 15, 2010.

        See Note 7—Investments for further information about related party transactions between us and our equity method investees.

Market Making Transactions

        On December 15, 2010, AMCE sold $600,000,000 in aggregate principal amount of its Notes due 2020. J.P. Morgan Securities LLC, an affiliate of J.P. Morgan Partners, LLC, which prior to the Merger owned approximately 20.8% of Parent, and Credit Suisse Securities (USA) LLC, whose affiliates prior to the Merger owned approximately 1.62% of Parent, were initial purchasers of the Notes due 2020. As

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 18—RELATED PARTY TRANSACTIONS (Continued)

of the Merger, the Company is not a related party to J.P. Morgan Partners, LLC and Credit Suisse Securities (USA) LLC.

        On June 9, 2009, AMCE sold $600,000,000 in aggregate principal amount of its Notes due 2019. J.P. Morgan Securities LLC, an affiliate of J.P. Morgan Partners, LLC, which prior to the Merger owned approximately 20.8% of Parent, and Credit Suisse Securities (USA) LLC, whose affiliates prior to the Merger owned approximately 1.62% of Parent, were initial purchasers of the Notes due 2020. As of the Merger, the Company is not a related party to J.P. Morgan Partners, LLC and Credit Suisse Securities (USA) LLC.

NOTE 19—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

        The Company is a holding company that conducts substantially all of its business operations through its subsidiaries.

        There are significant restrictions on the Company's ability to obtain funds from any of its subsidiaries through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a "parent-only" basis. Under a parent-only presentation, the Company's investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with the Company's audited consolidated financial statements.

AMC Entertainment Holdings, Inc.

CONDENSED STATEMENTS OF OPERATIONS—PARENT ONLY

(In thousands)	From Inception August 31, 2012 through December 31, 2012 (restated)	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Operating Costs and Expenses
General and administrative:
Merger, acquisition and transaction costs	$—	$4,245	$1,336	$2,753
Other	—	(2)	(281)	21

Operating costs and expenses	—	4,243	1,055	2,774

Other expense (income)
Equity in (earnings) loss of AMC Entertainment Inc.	42,670	(94,400)	81,988	122,853
Other expense	—	—	563	14,840
Interest expense
Corporate borrowings	—	—	10,514	33,937
Investment income	—	—	(22)	(100)

Total other (income) expense	42,670	(94,400)	93,043	171,530

Earnings (loss) before income taxes	(42,670)	90,157	(94,098)	(174,304)
Income tax provision	—	—	—	—

Net earnings (loss)	$(42,670)	$90,157	$(94,098)	$(174,304)

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 19—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (Continued)

AMC Entertainment Holdings, Inc.

CONSOLIDATED BALANCE SHEETS—PARENT ONLY

(In thousands, except share data)	December 31, 2012	March 29, 2012
	(Successor)	(Predecessor)
Assets
Cash and equivalents	$2,143	$5,268

Total current assets	2,143	5,268
Goodwill	(2,143)	30,019
Investment in AMC Entertainment Inc.	768,585	154,340

Total assets	$768,585	$189,627

Liabilities and Stockholders' Equity
Current liabilities:
Accrued expenses and other liabilities	$—	$1,476

Total current liabilities	—	1,476
Deferred Taxes	—	30,550

Total liabilities	—	32,026

Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 2,021.01696 shares issued and outstanding as of March 29, 2012)	1,811	—

Stockholders' Equity:
Class A Common Stock voting ($.01 par value, 2,000,000 shares authorized; 1,531,424 shares issued and outstanding as of December 31, 2012)	15
Class N Common Stock nonvoting ($.01 par value, 25,000 shares authorized; 3,497 shares issued and outstanding as of December 31, 2012)	—
Class A-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 and 382,475.00000 shares issued and outstanding as of March 29, 2012)		4
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding as of March 29, 2012)		4
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of March 29, 2012)		3
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of March 29, 2012)		3
Additional paid-in capital	799,985	673,325
Treasury stock, 4,314 shares at cost	—	(2,596)
Accumulated other comprehensive earnings (loss)	9,444	(20,203)
Accumulated deficit	(42,670)	(492,939)

Total stockholders' equity	766,774	157,601

Total liabilities and stockholders' equity	$768,585	$189,627

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 19—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (Continued)

AMC Entertainment Holdings, Inc.

CONDENSED STATEMENTS OF CASH FLOWS—PARENT ONLY

(In thousands)	From Inception August 31, 2012 through December 31, 2012	March 30, 2012 through August 30, 2012	52 Weeks Ended March 29, 2012	52 Weeks Ended March 31, 2011
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
Cash flows from operating activities
Net earnings (loss)	$(42,670)	$90,157	$(94,098)	$(174,304)
Adjustments to reconcile net earnings (loss) to net cash used in operating activities:
Interest accrued to principal on Corporate borrowings	—	—	9,446	10,981
Discount on repurchase of Discount Notes due 2014	—	—	—	(70,877)
Interest paid and discount on Repurchase of Parent Term Loan	—	—	(59,965)	—
Deferred income taxes	—	—	—	—
Loss (gain) on extinguishment of debt	—	—	384	4,202
Equity in (earnings) loss of AMC Entertainment Inc.	42,670	(94,400)	81,988	122,853
Net change in operating activities:
Receivables and other assets	—	1,118	1,364	120
Accrueds and other liabilities	—	—	(612)	(3,341)
Other, net	—	—	1,195	2,126

Net cash used in operating activities	—	(3,125)	(60,298)	(108,240)

Cash flows from investing activities
Contribution from AMC Entertainment Inc.	—	—	109,581	278,258

Net cash provided by investing activities	—	—	109,581	278,258

Cash flows from financing activities
Repayment of Discount Notes due 2014	—	—	—	(169,918)
Repurchase of Parent Term Loan	—	—	(159,440)	—
Deferred financing costs	—	—	(825)	(100)

Net cash used in financing activities	—	—	(160,265)	(170,018)
Cash received from Marquee Holdings Inc. merger with Parent	—	—	—	2,605

Net increase (decrease) in cash and equivalents	—	(3,125)	(110,982)	2,605
Cash and equivalents at beginning of year	2,143	5,268	116,250	113,645

Cash and equivalents at end of year	$2,143	$2,143	$5,268	$116,250

AMC ENTERTAINMENT HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 19—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (Continued)

AMC ENTERTAINMENT HOLDINGS, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY—PARENT ONLY

	Class A Voting Common Stock		Class A-1 Voting Common Stock		Class A-2 Voting Common Stock		Class N Nonvoting Common Stock		Class L-1 Voting Common Stock		Class L-2 Voting Common Stock
															Accumulated Other Comprehensive Income (Loss)
													Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Total Stockholders' Equity
(In thousands, except share and per share data)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Predecessor
Balance April 1, 2010	—	$—	382,475.00000	$4	382,475.00000	4	1,700.63696	$—	256,085.61252	$3	256,085.61252	$3	$669,837	$(2,596)	$(3,176)	$(224,537)	$439,542
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(174,304)	(174,304)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(815)	—	(815)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	1,526	—	—	—	1,526
Issuance of Class N common stock	—	—	—	—	—	—	320.38	—	—	—	—	—	—	—	—	—	—

Balance March 31, 2011	—	—	382,475.00000	4	382,475.00000	4	2,021.01696	—	256,085.61252	3	256,085.61252	3	671,363	(2,596)	(3,991)	(398,841)	265,949
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(94,098)	(94,098)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(16,212)	—	(16,212)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	1,962	—	—	—	1,962

Balance March 29, 2012	—	—	382,475.00000	4	382,475.00000	4	2,021.01696	—	256,085.61252	3	256,085.61252	3	673,325	(2,596)	(20,203)	(492,939)	157,601

Balance March 29, 2012
Net earnings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	90,157	90,157
Comprehensive earnings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,034	—	9,034
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	830	—	—	—	830

Balance August 30, 2012	—	—	382,475.00000	4	382,475.00000	4	2,021.01696	—	256,085.61252	3	256,085.61252	3	674,155	(2,596)	(11,169)	(402,782)	257,622

Successor
Balance August 30, 2012	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(42,670)	(42,670)
Comprehensive earnings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,444	—	9,444
Merger consideration	1,338,048	14	—	—	—	—	—	—	—	—	—	—	699,986	—	—	—	700,000
Capital contributions	193,376	1	—	—	—	—	—	—	—	—	—	—	99,999	—	—	—	100,000

Balance December 31, 2012	1,531,424	$15	—	$—	—	$—	—	$—	—	$—	—	$—	$799,985	$—	$9,444	$(42,670)	$766,774

AMC ENTERTAINMENT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 20—SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED) CONSOLIDATED STATEMENTS OF OPERATIONS BY QUARTER

										August 31, 2012 through December 31, 2012(5)
									March 30, 2012 through August 30, 2012
											Fiscal
	13 Weeks Ended March 29, 2012	13 Weeks Ended June 28, 2012	13 Weeks Ended June 30, 2011	9 Weeks Ended August 30, 2012	4 Weeks Ended September 27, 2012	13 Weeks Ended September 29, 2011	Period September 28, 2012 through December 31, 2012(4)(5) (restated)	13 Weeks Ended December 29, 2011		2012 (restated)
									2012		2012
(In thousands)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)
Revenues
Admissions	$425,826	$451,582	$463,485	$364,449	$76,356	$459,985	$472,276	$371,999	$816,031	$548,632	$1,721,295
Food & beverage	171,599	188,550	187,242	153,580	32,365	182,517	197,374	148,322	342,130	229,739	689,680
Other theatre(1)	39,018	30,239	21,523	17,672	5,785	28,207	27,336	22,254	47,911	33,121	111,002

Total revenues	636,443	670,371	672,250	535,701	114,506	670,709	696,986	542,575	1,206,072	811,492	2,521,977

Cost and Expenses
Film exhibition costs	221,191	242,727	251,505	193,812	34,659	248,188	256,902	195,170	436,539	291,561	916,054
Food & beverage costs	22,620	26,599	25,353	20,727	4,778	24,520	25,767	21,088	47,326	30,545	93,581
Operating expense	171,352	170,729	172,937	126,599	46,059	181,943	184,375	170,551	297,328	230,434	696,783
Rent	110,719	112,046	111,489	77,040	33,493	112,330	109,881	110,788	189,086	143,374	445,326
General and administrative:
Merger, acquisition and transaction costs	2,253	2,223	905	2,194	504	702	2,862	98	4,417	3,366	3,958
Management fee	1,250	1,250	1,250	1,250	—	1,250	—	1,250	2,500	—	5,000
Other	15,621	15,325	14,409	11,698	7,269	13,746	21,841	7,719	27,023	29,110	51,495
Depreciation and amortization	56,847	48,334	51,579	32,637	16,602	50,991	55,031	53,400	80,971	71,633	212,817
Impairment of long-lived assets	285	—	—	—	—	—	—	—	—	—	285

Total costs and expenses	602,138	619,233	629,427	465,957	143,364	633,670	656,659	560,064	1,085,190	800,023	2,425,299

Other expense (income)
Other expense	1,536	121	380	839	49	36	—	13	960	49	1,965
Interest expense										—
Corporate borrowings	42,346	39,759	42,987	27,855	10,241	43,326	35,018	43,500	67,614	45,259	172,159
Capital and financing lease obligations	1,488	1,418	1,498	972	442	1,493	1,431	1,489	2,390	1,873	5,968
Equity in (earnings) loss of non-consolidated entities	(10,695)	(8,753)	(496)	1,208	3,378	4,801	(898)	(6,169)	(7,545)	2,480	(12,559)
Investment expense (income)(2)	(25)	(26)	(44)	(15)	(1)	(13)	291	17,701	(41)	290	17,619

Total other expense (income)	34,650	32,519	44,325	30,859	14,109	49,643	35,842	56,534	63,378	49,951	185,152

Earnings (loss) from continuing operations before income taxes	(345)	18,619	(1,502)	38,885	(42,967)	(12,604)	4,485	(74,023)	57,504	(38,482)	(88,474)
Income tax provision (benefit)	505	400	525	2,100	100	545	3,400	440	2,500	3,500	2,015

Earnings (loss) from continuing operations	(850)	18,219	(2,027)	36,785	(43,067)	(13,149)	1,085	(74,463)	55,004	(41,982)	(90,489)
Earnings (loss) from discontinued operations, net of income taxes(3)	(620)	(2,254)	(1,097)	37,407	24	(161)	(712)	(1,731)	35,153	(688)	(3,609)

Net earnings (loss)	$(1,470)	$15,965	$(3,124)	$74,192	$(43,043)	$(13,310)	$373	$(76,194)	$90,157	$(42,670)	$(94,098)

AMC ENTERTAINMENT HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Periods Ended December 31, 2012, March 29, 2012 and March 31, 2011

NOTE 20—SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED) CONSOLIDATED STATEMENTS OF OPERATIONS BY QUARTER (Continued)

							Period September 28, 2012 through December 31, 2012(4)(5) (restated)			August 31, 2012 through December 31, 2012(5)
									March 30, 2012 through August 30, 2012
											Fiscal
	13 Weeks Ended March 29, 2012	13 Weeks Ended June 28, 2012	13 Weeks Ended June 30, 2011	9 Weeks Ended August 30, 2012	4 Weeks Ended September 27, 2012	13 Weeks Ended September 29, 2011		13 Weeks Ended December 29, 2011		2012 (restated)
									2012		2012
(In thousands)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)
Basic earnings (loss) per share:
Earnings (loss) from continuing operations	$(0.66)	$14.24	$(1.58)	$28.76	$(29.87)	$(10.28)	$0.71	$(58.21)	$43.00	$(27.72)	$(70.74)
Earnings (loss) from discontinued operations	(0.49)	(1.76)	(0.86)	29.24	0.01	(0.13)	(0.47)	(1.36)	27.48	(0.45)	(2.82)

Basic earnings (loss) per share:	$(1.15)	$12.48	$(2.44)	$58.00	$(29.86)	$(10.41)	$0.24	$(59.57)	$70.48	$(28.17)	$(73.56)

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations	$(0.66)	$14.15	$(1.58)	$28.59	$(29.87)	$(10.28)	$0.71	$(58.21)	$42.74	$(27.72)	$(70.74)
Earnings (loss) from discontinued operations	(0.49)	(1.75)	(0.86)	29.08	0.01	(0.13)	(0.47)	(1.36)	27.32	(0.45)	(2.82)

Diluted earnings (loss) per share:	$(1.15)	$12.40	$(2.44)	$57.67	$(29.86)	$(10.41)	$0.24	$(59.57)	$70.06	$(28.17)	$(73.56)

Average shares outstanding
Basic	1,279.14	1,279.14	1,279.14	1,279.14	1,441.69	1,279.14	1,534.92	1,279.14	1,279.14	1,514.48	1,279.14

Diluted	1,279.14	1,287.21	1,279.14	1,286.50	1,441.69	1,279.14	1,534.92	1,279.14	1,286.81	1,514.48	1,279.14

(1)
Other theatre revenues for the thirteen weeks ended March 29, 2012 were impacted by a change in method of recognizing gift card breakage income from the Remote Method to the Proportional Method, which included a cumulative catch-up of $14,969,000 of income recognized as a result of the accounting change.

(2)
During the thirteen weeks ended December 29, 2011, investment expense (income) included an impairment loss of $17,751,000, related to the Company's investment in RealD Inc. common stock.

(3)
During the nine weeks ended August 30, 2012, the Company recorded gains, net of lease termination expense, on the disposition of the seven Canada theatres and the one United Kingdom theatre of approximately $39,000,000, primarily due to the write-off of long-term lease liabilities extinguished in connection with the sales and closure.

(4)
The period September 28, 2012 through December 31, 2012 includes four more days than the thirteen weeks ended December 29, 2011. The last four days of the period ended December 31, 2012 also occurred during the year-end holiday season when the most marketable motion pictures are released, which generally drive higher attendance and revenues.

(5)
Refer to Footnote 1, Prior Period Adjustments for corrections made applicable to this period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
National CineMedia, LLC
Centennial, Colorado

        We have audited the accompanying balance sheets of National CineMedia, LLC (the "Company") as of December 27, 2012 and December 29, 2011 and the related statements of income, comprehensive income, members' equity / (deficit) and cash flows for the years ended December 27, 2012, December 29, 2011 and December 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of National CineMedia, LLC as of December 27, 2012 and December 29, 2011, and the results of its operations and its cash flows for the years ended December 27, 2012, December 29, 2011 and December 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Denver, Colorado
March 20, 2013

NATIONAL CINEMEDIA, LLC

BALANCE SHEETS

(In millions)

	As of December 27, 2012	As of December 29, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10.4	$9.2
Receivables, net of allowance of $4.5 and $4.3, respectively	98.5	96.6
Prepaid expenses	2.4	1.7
Prepaid administration fees to managing member	0.8	1.0

Total current assets	112.1	108.5
NON-CURRENT ASSETS:
Property and equipment, net of accumulated depreciation of $63.1 and $54.8, respectively	25.7	24.6
Intangible assets, net of accumulated amortization of $32.5 and $20.8, respectively	280.3	274.9
Debt issuance costs, net of accumulated amortization of $12.2 and $9.8, respectively	18.3	12.6
Other investment	0.8	0.2
Other non-current assets	0.2	0.6

Total non-current assets	325.3	312.9

TOTAL	$437.4	$421.4

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES:
Amounts due to founding members	$19.8	$22.0
Amounts due to managing member	15.3	21.2
Accrued expenses	18.3	16.2
Current portion of interest rate swap agreements	—	24.0
Accrued payroll and related expenses	9.6	9.0
Accounts payable (including $0.9 and $0.9 to related party affiliates, respectively)	13.9	12.8
Deferred revenue	5.7	2.9

Total current liabilities	82.6	108.1
NON-CURRENT LIABILITIES:
Long-term debt	879.0	794.0
Interest rate swap agreements	—	46.8

Total non-current liabilities	879.0	840.8

Total liabilities	961.6	948.9

COMMITMENTS AND CONTINGENCIES (NOTE 9)
MEMBERS' EQUITY/(DEFICIT) (including accumulated other comprehensive loss of $21.9 and $56.9 million, respectively)	(524.2)	(527.5)

TOTAL	$437.4	$421.4

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF INCOME

(In millions)

	Years Ended
	December 27, 2012	December 29, 2011	December 30, 2010
REVENUE:
Advertising (including revenue from founding members of $39.9, $38.2 and $38.5, respectively)	$409.5	$386.2	$379.5
Fathom Events	39.3	49.2	48.0

Total	448.8	435.4	427.5

OPERATING EXPENSES:
Advertising operating costs (including $4.2, $3.4 and $0.1 to related party affiliates, respectively)	31.3	24.6	21.7
Fathom Events operating costs (including $5.9, $9.3 and $8.6 to founding members, respectively)	29.0	34.1	32.4
Network costs	18.9	17.7	20.0
Theatre access fees—founding members	64.5	55.4	52.6
Selling and marketing costs (including $1.1, $1.1 and $1.2 to founding members, respectively)	60.5	59.8	57.9
Administrative and other costs	20.3	17.6	17.9
Administrative fee—managing member	12.1	13.7	16.6
Depreciation and amortization	20.4	18.8	17.8

Total	257.0	241.7	236.9

OPERATING INCOME	191.8	193.7	190.6

NON-OPERATING EXPENSES:
Interest on borrowings	56.7	49.2	44.4
Change in derivative fair value	1.0	1.3	5.3
Loss on swap terminations	26.7	—	—
Impairment on investment and other non-operating expense	5.8	8.4	0.2

Total	90.2	58.9	49.9

INCOME BEFORE INCOME TAXES	101.6	134.8	140.7
Income tax expense	0.6	0.3	0.5
Equity loss from investment, net	—	—	$0.7

NET INCOME	$101.0	$134.5	$139.5

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Years Ended
	December 27, 2012	December 29, 2011	December 30, 2010
NET INCOME	$101.0	$134.5	$139.5
OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain (loss) on cash flow hedges	35.1	1.4	(10.9)

COMPREHENSIVE INCOME	$136.1	$135.9	$128.6

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF MEMBERS' EQUITY/ (DEFICIT)

(In millions, except unit amounts)

	Units	Amount
Balance—January 1, 2010	101,557,505	$(639.6)
Capital contribution from founding members	472,259	3.5
Distribution to managing member	—	(71.0)
Distribution to founding members	—	(85.1)
Units issued for purchase of intangible asset	8,722,428	151.3
Comprehensive Income	—	128.6
Share-based compensation issued		(0.1)
Share-based compensation expense/capitalized	—	5.8

Balance—December 30, 2010	110,752,192	$(506.6)

Capital contribution from managing member	385,128	5.5
Distribution to managing member	—	(78.7)
Distribution to founding members	—	(83.0)
Equity returned from purchase of intangible asset	(322,751)	(5.5)
Comprehensive Income	—	135.9
Share-based compensation issued	—	(0.1)
Share-based compensation expense/capitalized	—	5.0

Balance—December 29, 2011	110,814,569	$(527.5)

Capital contribution from managing member	551,654	2.3
Distribution to managing member	—	(72.7)
Distribution to founding members	—	(76.8)
Units issued for purchase of intangible asset	651,612	10.1
Comprehensive Income	—	136.1
Share-based compensation issued	—	(0.0)
Share-based compensation expense/capitalized	—	4.3

Balance—December 27, 2012	112,017,835	$(524.2)

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF CASH FLOWS

(In millions)

	Years Ended
	December 27, 2012	December 29, 2011	December 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$101.0	$134.5	$139.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20.4	18.8	17.8
Non-cash share-based compensation	4.3	4.8	5.6
Net unrealized loss on hedging transactions	1.0	1.3	5.3
Impairment on investment	—	6.7	—
Equity loss from investment	—	—	0.7
Amortization of debt issuance costs	2.4	2.3	1.9
Write-off of debt issuance costs	5.9	1.5	—
Other non-cash operating activities	—	—	0.6
Loss on swap terminations	26.7	—	—
Payment for swap terminations	(63.4)	—	—
Changes in operating assets and liabilities:
Receivables, net	(2.5)	3.3	(11.1)
Accounts payable and accrued expenses	3.5	9.7	(1.6)
Amounts due to/from founding members and managing member	(5.0)	(4.6)	4.1
Other, net	2.9	(1.1)	0.8

Net cash provided by operating activities	97.2	177.2	163.6

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(10.4)	(13.5)	(10.1)
Proceeds from sale of property and equipment to founding member	—	—	3.0
Payment from NCM LLC's founding members for intangible assets	0.2
Purchases of intangible assets from affiliates	(7.2)	(15.9)	—

Net cash used in investing activities	(17.4)	(29.4)	(7.1)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	546.0	335.0	124.3
Repayments of borrowings	(461.0)	(317.2)	(152.5)
Payment of debt issuance costs	(14.0)	(9.1)	—
Founding member integration payments	—	1.9	3.9
Distributions to founding members and managing member	(151.9)	(168.4)	(159.6)
Unit settlement of share-based compensation	2.3	5.4	3.4

Net cash used in financing activities	(78.6)	(152.4)	(180.5)

CHANGE IN CASH AND CASH EQUIVALENTS	1.2	(4.6)	(24.0)
CASH AND CASH EQUIVALENTS:
Beginning of period	9.2	13.8	37.8

End of period	$10.4	$9.2	$13.8

Supplemental disclosure of non-cash financing and investing activity:
Accrued distributions to founding members and managing member	$40.7	$43.1	$49.8
Purchase of an intangible asset with equity (equity returned)	$10.1	$(5.5)	$151.3
Increase in cost method investment	$0.6	$0.2	$—
Supplemental disclosure of cash flow information:
Cash paid for interest	$50.7	$39.2	$49.8
Cash paid for income taxes	$0.6	$0.3	$0.5

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        National CineMedia, LLC ("NCM LLC" or "the Company") commenced operations on April 1, 2005 and operates the largest digital in-theatre network in North America, allowing us to distribute advertising, Fathom entertainment programming events and corporate events (the "Services") under long-term exhibitor services agreements ("ESAs") with American Multi-Cinema, Inc. ("AMC"), a wholly owned subsidiary of AMC Entertainment, Inc. ("AMCE"), Regal Cinemas, Inc., a wholly owned subsidiary of Regal Entertainment Group ("Regal"), and Cinemark USA, Inc. ("Cinemark USA"), a wholly owned subsidiary of Cinemark Holdings, Inc. ("Cinemark"). AMC, Regal and Cinemark and their affiliates are referred to in this document as "founding members." The Company also provides the Services to certain third-party theatre circuits under "network affiliate" agreements, which expire at various dates.

        As of December 27, 2012, the Company had 112,017,835 common membership units outstanding, of which 54,486,259 (48.6%) were owned by NCM, Inc., 22,113,150 (19.7%) were owned by Regal, 18,094,644 (16.2%) were owned by Cinemark, and 17,323,782 (15.5%) were owned by AMC. The membership units held by the founding members are exchangeable into NCM, Inc. common stock on a one-for-one basis.

        During the first quarter of 2012, the Company restructured Fathom Events by winding down its Fathom Business Events division, to place more focus on the Fathom Consumer Events division. The Company continued to operate the Fathom Business Events division for a portion of the first quarter of 2012 to satisfy contractual obligations for events and will continue to execute business events on a periodic basis for existing long-term Fathom clients, or if requested by the founding members or to support events staged for NCM's major advertising clients.

  Basis of Presentation

        The Company has prepared its financial statements and related notes of NCM, LLC in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain reclassifications have been made to the prior years' financial statements to conform to the current presentation. These reclassifications had no effect on previously reported results of operations or retained earnings

        Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable, share-based compensation and interest rate swaps. Actual results could differ from those estimates.

  Significant Accounting Policies

        Accounting Period—The Company operates on a 52-week fiscal year, with the fiscal year ending on the first Thursday after December 25, which, in certain years, results in a 53-week year.

        Segment Reporting—Advertising is the principal business activity of the Company and is the Company's reportable segment under the requirements of ASC 280—Segment Reporting. Fathom Events is an operating segment under ASC 280. The Company does not evaluate its segments on a fully allocated cost basis, nor does the Company track segment assets separately. As such, the results are not

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

indicative of what segment results of operations would have been had it been operated on a fully allocated cost basis. The Company cautions that it would be inappropriate to assume that unallocated operating costs are incurred proportional to segment revenue or any directly identifiable segment expenses. Refer to Note 12—Segment Reporting.

        Revenue Recognition—Advertising revenue is recognized in the period in which an advertising contract is fulfilled against the contracted theatre attendees. Make-good provisions are made to defer contracted revenue to future periods when attendance is delivered and is included in accrued expenses. Deferred revenue refers to the unearned portion of advertising contracts. All deferred revenue is classified as a current liability. Fathom Events revenue is recognized in the period in which the event is held.

        Barter Transactions—The Company enters into barter transactions that exchange advertising program time for products and services used principally for selling and marketing activities. The Company records barter transactions at the estimated fair value of the advertising exchanged based on fair value received for similar advertising from cash paying customers. Revenues for advertising barter transactions are recognized when advertising is provided, and products and services received are charged to expense when used. The Company limits the use of such barter transactions to items and services for which it would otherwise have paid cash. Any timing differences between the delivery of the bartered revenue and the use of the bartered expense products and services are recorded through deferred revenue. Revenue and expense from barter transactions for the year ended December 27, 2012 were $3.0 million and $1.3 million, respectively, $1.6 million and $1.1 million for the year ended December 29, 2011 and $1.5 million and $1.1 million for the year ended December 30, 2010.

        Operating Costs—Advertising related operating costs primarily include personnel and other costs related to advertising fulfillment, payments due to unaffiliated theatre circuits under the network affiliate agreements, and to a lesser extent, production costs of non-digital advertising.

        Fathom Events operating costs include revenue share under the amended and restated ESAs to the founding members and revenue share to affiliate theatres under separate agreements, payments to event content producers and other direct costs of the meeting or event, including equipment rental, catering and movie tickets acquired primarily from the founding members.

        Payment to the founding members of a theatre access fee is comprised of a payment per theatre attendee, a payment per digital screen and a payment per digital cinema projector equipped in the theatres, all of which escalate over time.

        Network costs include personnel, satellite bandwidth, repairs, and other costs of maintaining and operating the digital network and preparing advertising and other content for transmission across the digital network. These costs are not specifically allocated between the advertising business and the Fathom Events business.

        Cash and Cash Equivalents—All highly liquid debt instruments and investments purchased with an original maturity of three months or less are classified as cash equivalents and are considered available-for-sale securities. There are cash balances in a bank in excess of the federally insured limits or in the form of a money market demand account with a major financial institution.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Restricted Cash—As of December 27, 2012 and December 29, 2011, other non-current assets included restricted cash of $0.3 million, which secures a letter of credit used as a lease deposit on our New York office.

        Marketable Securities—Marketable securities are reported at fair value, with unrealized gains and losses recognized in earnings. The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market.

        Concentration of Credit Risk and Significant Customers—Bad debts are provided for based on historical experience and management's evaluation of outstanding receivables at the end of the period. Receivables are written off when management determines amounts are uncollectible. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors. The collectability risk is reduced by dealing with large, national advertising agencies who have strong reputations in the advertising industry and clients with stable financial positions. As of December 27, 2012, there were no customers or advertising agency groups which accounted for more than 10% of the gross receivables balance or advertising revenues. As of December 29, 2011, there was one advertising agency group through which the Company sources national advertising revenues representing approximately 15% of the Company's outstanding gross receivables balance; however, none of the individual contracts related to the advertising agencies were more than 10% of advertising revenues.

        Receivables consisted of the following (in millions):

	Years Ended
	December 27, 2012	December 29, 2011
Trade accounts	$101.8	$98.4
Other	1.2	2.5 .5.5
Less allowance for doubtful accounts	(4.5)	(4.3)

Total	$98.5	$96.6

        Long-lived Assets—Property and equipment is stated at cost, net of accumulated depreciation or amortization. Generally, the equipment associated with the digital network of the founding member theatres is owned by the founding members, while the equipment associated with network affiliate theatres is owned by the Company. Major renewals and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. The Company records depreciation and amortization using the straight-line method over the following estimated useful lives:

Equipment	4 - 10 years
Computer hardware and software	3 - 5 years
Leasehold improvements	Lesser of lease term or asset life

        Software and web site development costs developed or obtained for internal use are accounted for in accordance with ASC Subtopic 350-40 Internal Use Software and ASC Subtopic 350-50—Website

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Development Costs. The subtopics require the capitalization of certain costs incurred in developing or obtaining software for internal use. The majority of software costs and website development costs, which are included in equipment, are depreciated over three to five years. As of December 27, 2012 and December 29, 2011, the Company had a net book value of $10.4 million and $9.3 million, respectively, of capitalized software and website development costs. Approximately $4.1 million, $4.8 million and $6.5 million was recorded for the years ended December 27, 2012, December 29, 2011 and December 30, 2010, respectively, in depreciation expense. For the years ended December 27, 2012, December 29, 2011 and December 30, 2010, the Company recorded $0.8 million, $0.9 million and $1.2 million in research and development expense, respectively.

        The Company assesses impairment of long-lived assets pursuant with ASC 360—Property, Plant and Equipment. This includes determining if certain triggering events have occurred that could affect the value of an asset. The Company has not recorded impairment charges related to long-lived assets.

        Intangible assets—Intangible assets consist of contractual rights and are stated at cost, net of accumulated amortization. The Company records amortization using the straight-line method over the contractual life of the intangibles, corresponding to the term of the ESAs or the term of the contract with the network affiliate. Refer to Note 3—Intangible Assets.

        Amounts Due to/from Founding Members—Amounts due to/from founding members include amounts due for the theatre access fee, offset by a receivable for advertising time purchased by the founding members on behalf of their beverage concessionaire, revenue share earned for Fathom Events plus any amounts outstanding under other contractually obligated payments. Payments to or received from the founding members against outstanding balances are made monthly.

        Amounts Due to Managing Member—Amounts due to the managing member include amounts due under the NCM LLC operating agreement and other contractually obligated payments. Payments to or received from the managing member against outstanding balances are made monthly

        Income Taxes—As a limited liability company, NCM LLC's taxable income or loss is allocated to the founding members and managing member and, therefore, the only provision for income taxes included in the financial statements is for income-based state and local taxes.

        Accumulated Other Comprehensive Loss—Accumulated other comprehensive income/(loss) consists of the fair value of derivative instruments and income of $35.1 million, income of $1.4 million and a loss of $10.9 million as of December 27, 2012, December, 29, 2011 and December 30, 2010, respectively.

        Debt Issuance Costs—In relation to the issuance of outstanding debt discussed in Note 6—Borrowings, there is a balance of $18.3 million and $12.6 million in deferred financing costs as of December 27, 2012 and December 29, 2011, respectively. The debt issuance costs are being amortized on a straight-line basis over the terms of the underlying obligation and are included in interest on borrowings, which approximates the effective interest method.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The changes in debt issuance costs are as follows (in millions):

	Years Ended
	December 27, 2012	December 29, 2011	December 30, 2010
Beginning Balance	$12.6	$7.3	$9.2
Debt issuance payments	14.0	9.1	—
Amortization of debt issuance costs	(2.4)	(2.3)	(1.9)
Write-off of debt issuance costs	(5.9)	(1.5)	—

Ending balance	$18.3	$12.6	$7.3

        Other Investment—The Company received equity securities in a privately held company as consideration for an advertising contract. The equity securities are accounted as a cost method investment. At December 27, 2012 and December 29, 2011, the carrying amount of the investment was $0.8 million and $0.2 million, respectively. There were no identified events or changes in circumstances that had an adverse effect on the fair value of the investment.

        Share-Based Compensation—NCM, Inc. issues two types of share-based compensation awards: stock options and non-vested (restricted) stock. Compensation cost of non-vested stock is valued based on the market price on the grant date, the probability of vesting and is expensed over the vesting period. Compensation cost of stock options is based on the estimated grant date fair value using the Black-Scholes option pricing model, which requires that NCM, Inc. make estimates of various factors. Under the fair value recognition provisions of ASC 718 Compensation—Stock Compensation, the Company recognizes share-based compensation net of an estimated forfeiture rate, and therefore only recognizes compensation cost for those shares expected to vest over the requisite service period of the award. The recognized expense, including equity based compensation costs of NCM, Inc. employees, is included in the operating results of the Company. Refer to Note 7—Share Based Compensation.

        Fair Value Measurements—Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

  Level 1—Quoted prices in active markets for identical assets or liabilities.

  Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  Level 3—Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Derivative Instruments—The Company is exposed to various financial and market risks including changes in interest rates that exist as part of its ongoing operations. The Company utilizes certain derivative instruments to enhance its ability to manage these risks. In accordance with ASC 815—Derivatives and Hedging, the effective portion of changes in the fair value of a derivative that is designated as a cash flow hedge is recorded in Accumulated Other Comprehensive Income ("AOCI") and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffectiveness associated with designated cash flow hedges, as well as any change in the fair value of a derivative that is not designated as a hedge, is recorded immediately in the Statements of Operations. Refer to Note 11—Derivative Instruments and Hedging Activities.

  Recent Accounting Pronouncements

        In December 2011, the FASB issued Accounting Standards Update 2011-12—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05 ("ASU 2011-12"). ASU 2011-12 indefinitely defers the specific requirement within ASU 2011-05 to present on the face of the financial statements items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. The effective dates for ASU 2011-12 are consistent with the effective dates for ASU 2011-05 and, similar to the Company's evaluation for the adoption of ASU 2011-05, the adoption of this guidance does not have a material effect on the Company's financial statements.

        The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

2. PROPERTY AND EQUIPMENT

        The following is a summary of property and equipment, at cost less accumulated depreciation (in millions):

	As of December 27, 2012	As of December 29, 2011
Equipment, computer hardware and software	$84.3	$73.7
Leasehold Improvements	3.4	3.4
Less accumulated depreciation	(63.1)	(54.8)

Subtotal	24.6	22.3
Construction in Progress	1.1	2.3

Total property and equipment	$25.7	$24.6

        For the years ended December 27, 2012, December 29, 2011, and December 30, 2010, the Company recorded depreciation expense of $8.7 million, $8.8 million, and $11.4 million, respectively.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. INTANGIBLE ASSETS

        The Company's intangible assets consist of contractual rights with the founding members and network affiliates. The Company records amortization using the straight-line method over the contractual life of the intangibles, corresponding to the term of the ESAs or the term of the contract with the network affiliate. The Company's intangible assets with its founding members are recorded at the fair market value of NCM, Inc.'s publicly traded stock as of the date on which the common membership units were issued. The Company's common membership units are fully convertible into NCM, Inc.'s common stock. The Company also records intangible assets for up-front fees paid to network affiliates upon commencement of a network affiliate agreement. Pursuant to ASC 350-10—Intangibles—Goodwill and Other, the Company's intangible assets have a finite useful life and the Company amortizes the assets over the remaining useful life corresponding with the ESAs or the term of the contract with the network affiliate. If common membership units are issued to a founding member for newly acquired theatres that are subject to an existing on-screen advertising agreement with an alternative provider, the amortization of the intangible asset commences after the existing agreement expires and the Company can utilize the theatres for all of its services.

        The following is a summary of the Company's intangible assets (in millions):

	As of December 29, 2011	Additions(1)	Amortization	Other(2)	As of December 27, 2012
Gross carrying amount	$295.7	$17.1	$—	$—	$312.8
Accumulated amortization	(20.8)	—	(11.7)	—	(32.5)

Total intangible assets, net	$274.9	$17.1	$(11.7)	$—	$280.3

	As of December 30, 2010	Additions(3)	Amortization	Other(2)	As of December 29, 2011
Gross carrying amount	$286.0	$10.4	$—	$(0.7)	$295.7
Accumulated amortization	(10.8)	—	(10.0)	—	(20.8)

Total intangible assets, net	$275.2	$10.4	$(10.0)	$(0.7)	$274.9

(1)
During the first quarter of 2012, the Company issued 651,612 common membership units to its founding members for the rights to exclusive access to net new theatre screens and attendees added by the founding members to NCM LLC's network during 2011. The Company recorded a net intangible asset of $9.9 million in the first quarter of 2012 as a result of the common unit adjustment. In lieu of surrendering 16,727 units, AMC paid NCM LLC $0.2 million in the first quarter of 2012.

During 2012, the Company purchased intangible assets for $7.2 million associated with network affiliate agreements. The assets will be amortized over the term of the respective agreements.

(2)
See Note 5—Related-Party Transactions for further information on integration payments.

(3)
During the first quarter of 2011, our founding members returned a net 322,751 common membership units to NCM LLC. This results in an adjustment to the previously issued common membership units issued in exchange for the rights to exclusive access in accordance with the ESA, to net new theatre screens and attendees added by the founding members to NCM LLC's network.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3. INTANGIBLE ASSETS (Continued)

  As a result, the Company recorded a reduction to the intangible asset at fair value of the common membership units of $5.5 million.

  During 2011, the Company purchased intangible assets for $15.9 million associated with network affiliate agreements. The assets will be amortized over the term of the respective agreements.

        As of December 27, 2012 and December 29, 2011, the Company's intangible assets associated to the founding members, net of accumulated amortization was $258.7 million and $259.4 million, respectively with weighted average remaining lives of 23.6 years and 25.2 years as of December 27, 2012 and December 29, 2011, respectively.

        As of December 27, 2012 and December 29, 2011, the Company's intangible assets related to the network affiliates, net of accumulated amortization was $21.6 and $15.5 million, respectively with weighted average remaining lives of 19.7 years and 19.2 years as of December 27, 2012 and December 29, 2011, respectively.

        For the years ended December 27, 2012, December 29, 2011 and December 30, 2010 the Company recorded amortization expense of $11.7 million, $10.0 million and $6.4 million, respectively. The estimated aggregate amortization expense for each of the five succeeding years is as follows (in millions):

Year	Amortization
2013	$12.1
2014	12.1
2015	12.1
2016	12.1
2017	12.1

4. ACCRUED EXPENSES

        The following is a summary of the Company's accrued expenses (in millions):

	As of December 27, 2012	As of December 29, 2011
Make-good reserve	$1.2	$2.7
Accrued interest	12.9	9.5
Deferred rent	2.8	2.9
Other accrued expenses	1.4	1.1

Total accrued expenses	$18.3	$16.2

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. RELATED-PARTY TRANSACTIONS

        Founding Member and Managing Member Transactions—Following is a summary of the transactions between the Company and the founding members and its managing member (in millions):

	Years Ended
Included in the Statements of Income:	December 27, 2012	December 29, 2011	December 30, 2010
Revenues:
Beverage concessionaire revenue (included in advertising revenue)(1)	$39.7	$38.0	$37.2
Advertising inventory revenue (included in advertising revenue)(2)	0.2	0.2	1.3
Operating expenses:
Theatre access fee(3)	64.5	55.4	52.6
Revenue share from Fathom Events (included in Fathom Events operating costs)(4)	5.5	8.3	7.3
Purchase of movie tickets and concession products (included in Fathom Events operating costs)(5)	0.4	1.0	1.3
Purchase of movie tickets and concession products (included in selling and marketing costs)(5)	1.1	1.1	1.2
Administrative fee—managing member(6)	12.1	13.7	16.6
Included in the Balance Sheets:
Prepaid management fees to managing member(7)	0.8	1.0	0.8
Integration payments (in intangible assets)(8)	—	0.7	3.9

(1)
For the years ended December 27, 2012, December 29, 2011 and December 30, 2010, the founding members purchased 60 seconds of on-screen advertising time (with a right to purchase up to 90 seconds) from the Company to satisfy their obligations under their beverage concessionaire agreements at a specified 30 second equivalent CPM.

(2)
The value of such purchases is calculated by reference to the Company's advertising rate card.

(3)
Comprised of payments per theatre attendee, payments per digital screen with respect to the founding member theatres included in the Company's network and payments for access to higher quality digital cinema equipment.

(4)
These payments are at rates (percentage of event revenue) included in the ESAs based on the nature of the event.

(5)
Used primarily for marketing to the Company's advertising clients and marketing resale to Fathom Business customers.

(6)
Pursuant to the Company's operating agreement, as the sole manager of NCM LLC, NCM, Inc. provides certain specific management services to NCM LLC, including the services of the president and chief executive officer, president of sales and marketing, executive vice president and chief financial officer, executive vice president and chief operations officer and executive vice president and general counsel. In exchange for these services, the Company reimburses NCM, Inc. for compensation paid to the officers (including share based compensation) and other expenses of the officers and for certain out-of-pocket costs.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. RELATED-PARTY TRANSACTIONS (Continued)

(7)
The payments for estimated management services related to employment are made one month in advance. NCM LLC also provides administrative and support services to NCM, Inc. such as office facilities, equipment, supplies, payroll and accounting and financial reporting at no charge. Based on the limited activities of NCM, Inc. as a standalone entity, the Company does not believe such unreimbursed costs are significant.

(8)
On April 30, 2008, Regal acquired Consolidated Theatres and NCM LLC issued common membership units to Regal upon the closing of its acquisition in exchange for the right to exclusive access to the theatres. The Consolidated Theatres had a pre-existing advertising agreement and, as a result, Regal made integration payments pursuant to the ESAs on a quarterly basis in arrears through the second quarter of 2011 in accordance with certain run-out provisions.

        Pursuant to the terms of the NCM LLC Operating Agreement in place since the completion of NCM, Inc.'s IPO, the Company is required to make mandatory distributions on a proportionate basis to its members of available cash, as defined in the NCM LLC Operating Agreement, on a quarterly basis in arrears. Mandatory distributions for the years ended December 27, 2012, December 29, 2011 and December 30, 2010 are as follows (in millions):

	Years Ended
	December 27, 2012	December 29, 2011	December 30, 2010
AMC	$23.1	$25.3	$28.8
Cinemark	24.2	25.5	24.0
Regal	29.5	32.2	32.3
NCM, Inc.	72.8	78.7	71.0

Total	$149.6	$161.7	$156.1

        The mandatory distributions of available cash by the Company to its founding members for the quarter ended December 27, 2012 of $20.9 million, is included in amounts due to founding members in the Balance Sheets as of December 27, 2012 and will be made in the first quarter of 2013.

        Amounts due to founding members as of December 27, 2012 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.6	$0.6	$0.9	$2.1
Cost and other reimbursement	(1.1)	(0.7)	(1.4)	(3.2)
Distributions payable	6.3	6.6	8.0	20.9

Total	$5.8	$6.5	$7.5	$19.8

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. RELATED-PARTY TRANSACTIONS (Continued)

        Amounts due to founding members as of December 29, 2011 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.5	$0.5	$0.6	$1.6
Cost and other reimbursement	(0.5)	(0.5)	(0.7)	(1.7)
Distributions payable, net	6.7	6.8	8.6	22.1

Total	$6.7	$6.8	$8.5	$22.0

        Related Party Affiliates—The Company enters into network affiliate agreements and Fathom agreements with network affiliates for NCM LLC to provide in-theatre advertising and Fathom Events at theatre locations that are owned by companies that are affiliates of certain of the founding members or directors of NCM, Inc. Related party affiliate agreements are entered into at terms that are similar to those of the Company's other network affiliates.

        Following is a summary of advertising operating costs in the Statements of Income between the Company and its related party affiliates (in millions):

	Years Ended
Related Party Affiliate	December 27, 2012	December 29, 2011	December 30, 2010
Starplex(1)	$3.2	$2.9	$—
Showplex(2)	0.4	0.2	—
Other(3)	0.6	0.3	0.1

Total	$4.2	$3.4	$0.1

        Following is a summary of the accounts payable balance between the Company and its related party affiliates included in the Balance Sheets (in millions):

Related Party Affiliate	As of December 27, 2012	As of December 29, 2011
Starplex(1)	$0.7	$0.7
Showplex(2)	0.1	0.1
Other(3)	0.1	0.1

Total	$0.9	$0.9

(1)
The Company entered into a network affiliate agreement in 2009 with Starplex Operating L.P. ("Starplex"), an affiliate of Cinemark.

(2)
The Company entered into a digital content agreement and a Fathom agreement in 2011 with Showplex Cinemas, Inc. ("Showplex"), an affiliate of one of NCM, Inc.'s directors.

(3)
Other affiliates include LA Live Cinemas LLC ("LA Live"), an affiliate of Regal, and Texas Cinemas, Corp., an affiliate of one of NCM, Inc.'s directors.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5. RELATED-PARTY TRANSACTIONS (Continued)

        National CineMedia, Inc.—The management services agreement provides that the Company may participate in the NCM, Inc., equity incentive plan (see Note 7—Share-Based Compensation).

        Amounts due to/from managing member were comprised of the following (in millions):

	As of December 27, 2012	As of December 29, 2011
Distribution payable	$19.8	$21.0
Costs and other reimbursement	(4.5)	0.2

Total	$15.3	$21.2

6. BORROWINGS

        The following table summarizes the Company's total outstanding debt as of December 27, 2012 and December 29, 2011 and the significant terms of its borrowing arrangements:

	Outstanding Balance as of
Borrowings ($ in millions)	December 27, 2012	December 29, 2011	Maturity Date	Interest Rate
Revolving Credit Facility	$14.0	$44.0	November 26, 2017(a)	(b)
Term Loan	265.0	550.0	November 26, 2019	(b)
Senior Unsecured Notes	200.0	200.0	July 15, 2021	7.875%
Senior Secured Notes	400.0	—	April 15, 2022	6.000%

Total	$879.0	$794.0

(a)
A portion of the revolving credit facility has a maturity date of December 31, 2014, as described in further detail below.

(b)
The interest rates on the revolving credit facility and term loan are described below.

        Senior Secured Credit Facility—The Company's senior secured credit facility consists of a $124.0 million revolving credit facility and a $265.0 million term loan. The obligations under the senior secured credit facility are secured by a lien on substantially all of the assets of NCM LLC.

        Revolving Credit Facility—The revolving credit facility portion is available, subject to certain terms and conditions, for general corporate purposes of the Company in the ordinary course of business and for other transactions permitted under the senior secured credit facility, and a portion is available for letters of credit. The Company entered into two amendments to the senior secured credit facility during 2012. As a result, the Company's total availability under the revolving credit facility is $124.0 million. On April 27, 2012, the Company entered into an amendment (the "Amendment") to its senior secured credit facility which resulted in the maturity of the remaining $105.0 million available under the revolving credit facility to be extended to April 27, 2017, subject to acceleration if the term loan under the senior secured credit facility is not repaid, refinanced or extended by December 31, 2014. The Amendment became effective upon the completion of the private placement of the Senior Secured Notes (defined and discussed below) on April 27, 2012.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. BORROWINGS (Continued)

        On November 26, 2012, the Company entered into an amendment and restatement of its senior secured credit facility, by and among NCM LLC, Barclays Bank PLC, as administrative agent, and certain lenders party thereto (the "Amended Credit Facility"). Under the Amended Credit Facility, the amount available under the Company's revolving credit facility was increased from $119.0 million to $124.0 million. The maturity date applicable to the $14.0 million outstanding principal formerly held by Lehman remained December 31, 2014. The maturity date applicable to the remaining outstanding principal was extended to November 26, 2017. The unused line fee is 0.50% per annum.

        Of the total available, $14.0 million outstanding principal of the revolving credit facility formerly held by Lehman Brothers Holdings, Inc. ("Lehman") will not be repaid in connection with any future prepayments of the revolving credit facility amounts, but rather Lehman's share of the revolving credit facility will be paid in full by NCM LLC to the successor lenders, along with any accrued and unpaid fees and interest, on the termination date of December 31, 2014.

        Borrowings under the revolving credit facility bear interest at the Company's option of either the LIBOR index plus an applicable margin or the base rate (Prime Rate or the Federal Funds Effective Rate, as defined in the senior secured credit facility) plus an applicable margin. The applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a net senior secured leverage ratio for NCM LLC (the ratio of secured funded debt less unrestricted cash and cash equivalents, over a non-GAAP measure defined in the credit agreement). As part of the July 2011 amendment, the applicable margins on the $110.0 million portion of the revolving credit facility increased by 75 basis points based upon the then current senior secured leverage ratio to the LIBOR index plus 2.25% or the base rate plus 1.25%. The margin on the $14.0 million portion of the revolving credit facility remained unchanged at the LIBOR index plus 1.50% or the base rate plus 0.50%. The weighted-average interest rate on the outstanding balance on the revolving credit facility as of December 27, 2012 was 1.74%.

        Term Loan—As a result of the Amended Credit Facility, the aggregate principal amount under the term loan increased from $225 million to $265 million and the maturity date was extended from February 13, 2015 to November 26, 2019. The interest rate was increased from the LIBOR index plus 1.50% or the base rate (Prime Rate or the Federal Funds Effective Rate, as defined in the Credit Facility) plus 0.50%, at the Company's option, to the LIBOR index plus 3.25% or the base rate (Prime Rate or the Federal Funds Effective Rate, as defined in the Credit Facility) plus 2.25%, at the Company's option. The loan was entered into with an original issue discount of 0.75%. The amendment resulted in a $3.4 million non-cash charge for the write-off of net deferred issuance costs.

        In connection with the amendment to the senior secured credit facility on April 27, 2012 and the private placement of $400.0 million of Senior Secured Notes (defined below), the Company paid down the term loan by $325.0 million, reducing the balance from $550.0 million to $225.0 million resulting in a non-cash charge of $2.5 million for the write-off of net deferred issuance costs associated with the payment on the term loan. Prior to the Amended Credit Facility, interest rate swaps resulted in the entire $225.0 million term loan having a fixed annual interest rate of 6.484% (both those accounted for as hedges and those that are not). The interest rate swaps were terminated as part of the Amended Credit Facility. See Note 11—Derivative Instruments and Hedging Activities for further discussion of the interest rate swaps.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. BORROWINGS (Continued)

        The senior secured credit facility contains a number of covenants and financial ratio requirements, with which the Company was in compliance at December 27, 2012, including maintaining a consolidated net senior secured leverage ratio of 6.5 times on a quarterly basis. The Company is permitted to make quarterly dividend payments and other payments based on the Company's leverage ratios so long as no default or event of default has occurred and continues to occur. The quarterly dividend payments and other distributions are made if the consolidated net senior secured leverage ratio is less than or equal to 6.5 times.

        There are no borrower distribution restrictions as long as the Company's consolidated net senior secured leverage ratio is below 6.5 times and the Company is in compliance with its debt covenants. If there are limitations on the restricted payments, the Company may not declare or pay any dividends, or make any payments on account of the Company, or set aside assets for the retirement or other acquisition of capital stock of the borrower or any subsidiary, or make any other distribution for obligations of the Company. When these restrictions are effective, the Company may still pay the services fee and reimbursable costs pursuant to terms of the management agreement. The Company can also make payments pursuant to the tax receivable agreement in the amount, and at the time necessary to satisfy the contractual obligations with respect to the actual cash tax benefits payable to the Company's founding members.

        As of December 27, 2012, the Company's net senior secured leverage ratio was 3.1 times (versus the covenant of 6.5 times).

        Senior Unsecured Notes due 2021—On July 5, 2011, the Company completed a private placement of $200.0 million in aggregate principal amount of 7.875% Senior Unsecured Notes ("Senior Unsecured Notes") for which the exchange offering was completed on September 22, 2011. The Senior Unsecured Notes have a maturity date of July 15, 2021 and pay interest semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 2012. The notes are subordinated to all existing and future secured debt, including indebtedness under the Company's existing senior secured credit facility and the Senior Secured Notes defined below. The Senior Unsecured Notes contain certain covenants with which the Company was in compliance as of December 27, 2012.

        Senior Secured Notes due 2022—On April 27, 2012, the Company completed a private placement of $400.0 million in aggregate principal amount of 6.00% Senior Secured Notes (the "Senior Secured Notes"). The Senior Secured Notes have a maturity date of April 15, 2022 and pay interest semi-annually in arrears on April 15 and October 15 of each year, which commenced October 15, 2012. The Senior Secured Notes are senior secured obligations of NCM LLC, rank the same as NCM LLC's senior secured credit facility, subject to certain exceptions, and share in the same collateral that secures NCM LLC's obligations under the senior secured credit facility. The Senior Secured Notes contain certain covenants with which the Company was in compliance as of December 27, 2012.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. BORROWINGS (Continued)

        Future Maturities of Borrowings—The scheduled annual maturities on the senior secured credit facility and Senior Secured and Senior Unsecured Notes as of December 27, 2012 are as follows (in millions):

Year	Amount
2013	$—
2014	14.0
2015	—
2016	—
2017	—
Thereafter	865.0

Total	$879.0

7. SHARE-BASED COMPENSATION

        At the date of the IPO, NCM, Inc. adopted the NCM, Inc. 2007 Equity Incentive Plan. As of December 27, 2012, there were 10,076,000 shares of common stock available for issuance or delivery under the Equity Incentive Plan of which 1,851,975 remain available for grants as of December 27, 2012. Options awarded under the Equity Incentive Plan are granted with an exercise price equal to the closing market price of NCM, Inc. common stock on the date NCM, Inc.'s board of directors approves the grant. Upon vesting of the restricted stock awards or exercise of options, NCM LLC will issue common membership units to NCM, Inc. equal to the number of shares of NCM, Inc.'s common stock represented by such awards. Options and non-vested restricted stock vest annually over a three or five-year period and options have either 10-year or 15-year contractual terms. A forfeiture rate of 5% was estimated to reflect the potential separation of employees.

        The Company recognized $4.7 million, $7.5 million and $7.0 million for the years ended December 27, 2012, December 29, 2011 and December 30, 2010, respectively, of share-based compensation expense and $0.1 million were capitalized during each of the years ended December 27, 2012, December 29, 2011 and December 30, 2010, respectively. As of December 27, 2012, unrecognized compensation cost related to unvested options was approximately $3.7 million, which will be recognized over a weighted average remaining period of 1.5 years.

        The weighted average grant date fair value of granted options was $4.08, $3.81 and $4.84 for the years ended December 27, 2012, December 29, 2011 and December 30, 2010, respectively. The intrinsic value of options exercised during the year was $1.4 million, $1.5 million and $2.2 million for the years ended December 27, 2012, December 29, 2011 and December 30, 2010, respectively. The total fair value of awards vested during the years ended December 27, 2012, December 29, 2011 and December 30, 2010 was $7.8 million, $6.2 million and $3.2 million, respectively.

        The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing valuation model that uses the assumptions noted in the table below. Expected volatilities are based on implied volatilities from traded options on the Company's stock, historical volatility of the Company's stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

7. SHARE-BASED COMPENSATION (Continued)

are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The following assumptions were used in the valuation of the options for the years ended December 27, 2012, December 29, 2011 and December 30, 2010:

	Years Ended
	December 27, 2012	December 29, 2011	December 30, 2010
Expected term (in years)	6.0	6.0	6.0
Risk free interest rate	.8% - 1.1%	1.2% - 2.4%	1.4% - 3.8%
Expected volatility	53.2% - 54.6%	30.0% - 53.6%	39.0%
Dividend yield	5.5%	3.8% to 4.0%	3.8% to 4.0%

        A summary of option award activity under the Equity Incentive Plan as of December 27, 2012, and changes during the year then ended are presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 29, 2011	4,837,572	$16.25
Granted	562,623	13.28
Exercised	(241,939)	9.31
Forfeited	(173,233)	19.64
Expired	(71)	17.46

Outstanding at December 27, 2012	4,984,952	$16.13	7.6	$3.6
Exercisable at December 27, 2012	3,083,131	$16.09	7.2	$2.8
Vested and Expected to Vest at December 27, 2012	4,965,564	$16.14	7.6	$3.5

        The following table summarizes information about the stock options at December 27, 2012, including the weighted average remaining contractual life and weighted average exercise price:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding as of December 27, 2012	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number Exercisable as of December 27, 2012	Weighted Average Exercise Price
$5.35 - $13.55	1,165,240	7.5	$11.09	604,908	$9.44
$13.56 - $16.66	1,114,470	8.3	16.01	916,694	16.23
$16.67 - $16.97	915,650	7.1	16.97	605,895	16.97
$16.98 - $18.38	1,237,326	8.1	18.28	487,744	18.23
$18.39 - $26.76	552,266	6.3	20.80	467,890	21.00

	4,984,952	7.6	$16.13	3,083,131	$16.09

        Non-vested (Restricted) Stock—NCM, Inc. has a non-vested stock program as part of the Equity Incentive Plan. The plan provides for non-vested stock awards to officers, board members and other

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

7. SHARE-BASED COMPENSATION (Continued)

key employees. Under the non-vested stock program, common stock of NCM, Inc. may be granted at no cost to officers, board members and key employees, subject to requisite service and meeting financial performance targets (for certain grants beginning in 2009), and as such restrictions lapse, the award vests in that proportion. The participants are entitled to cash dividends from NCM, Inc. and to vote their respective shares, although the sale and transfer of such shares is prohibited and the shares are subject to forfeiture during the restricted period. Additionally, the accrued cash dividends for 2010, 2011 and 2012 grants are subject to forfeiture during the restricted period. The shares are also subject to the terms and provisions of the Equity Incentive Plan. Non-vested stock awards granted in 2009 through 2012 (except grants to board members) include performance vesting conditions, which permit vesting to the extent that NCM, Inc. achieves specified non-GAAP targets at the end of the measurement period. The length of the measurement period is two to three years. Non-vested stock granted to non-employee directors vest after one year.

        The Company recorded $4.3 million, $4.3 million and $7.0 million in compensation expense related to such outstanding non-vested shares during the years ended December 27, 2012, December 29, 2011 and December 30, 2010, respectively. No compensation expense was recorded for the 2011 non-vested restricted stock grants subject to performance conditions as the grants are not expected to vest due to the projected underperformance against the specified non-GAAP targets as of December 27, 2012. Of the $7.0 million in compensation expense for the year ended December 30, 2010, $1.6 million was related to the Company's expected performance against the specified non-GAAP targets for the 2009 and 2010 grants as of December 30, 2010.

        During the years ended December 27, 2012, December 29, 2011 and December 30, 2010 there was $0.1 million, $0.1 million and $0.1 million capitalized, respectively. As of December 27, 2012, unrecognized compensation cost related to non-vested stock was approximately $3.6 million, which will be recognized over a weighted average remaining period of 1.7 years. The weighted average grant date fair value of non-vested stock was $13.23, $17.66 and $17.24 for the years ended December 27, 2012, December 29, 2011 and December 30, 2010, respectively. The total fair value of awards vested was $6.9 million, $1.8 million and $1.6 million during the years ended December 27, 2012, December 29, 2011 and December 30, 2010, respectively.

        A summary of restricted stock award activity under the Equity Incentive Plan as of December 27, 2012, and changes during the year then ended are presented below:

	Number of Restricted Shares	Weighted Average Grant-Date Fair Value
Non-vested as of December 29, 2011	1,285,508	$16.92
Granted	911,491	13.23
Exercised/released	(454,850)	15.72
Forfeited	(35,021)	16.02

Non-vested as of December 27, 2012	1,707,128	$15.30

8. EMPLOYEE BENEFIT PLANS

        The Company sponsors the NCM 401(k) Profit Sharing Plan (the "Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of substantially all full-time employees.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

8. EMPLOYEE BENEFIT PLANS (Continued)

The Plan provides that participants may contribute up to 20% of their compensation, subject to Internal Revenue Service limitations. Employee contributions are invested in various investment funds based upon election made by the employee. The Company made discretionary contributions of $1.0 million, $0.9 million and $0.9 million during the years ended December 27, 2012, December 29, 2011 and December 30, 2010, respectively.

9. COMMITMENTS AND CONTINGENCIES

        Legal Actions—The Company is subject to claims and legal actions in the ordinary course of business. The Company believes such claims will not have a material effect on its financial position or results of operations.

        Operating Commitments—The Company leases office facilities for its headquarters in Centennial, Colorado and also in various cities for its sales and marketing personnel as sales offices. The Company has no capital lease obligations. Total lease expense for the years ended December 27, 2012, December 29, 2011 and December 30, 2010, was $2.3 million, $2.3 million and $2.2 million, respectively.

        Future minimum lease payments under noncancelable operating leases as of December 27, 2012 are as follows (in millions):

Year	Minimum Lease Payments
2013	$2.5
2014	2.5
2015	2.5
2016	2.6
2017	2.0
Thereafter	5.9

Total	$18.0

        Minimum Revenue Guarantees—As part of the network affiliate agreements entered in the ordinary course of business under which the Company sells advertising for display in various network affiliate theatre chains, the Company has agreed to certain minimum revenue guarantees on a per attendee basis. If a network affiliate achieves the attendance set forth in their respective agreement, the Company has guaranteed minimum revenue for the network affiliate per attendee if such amount paid under the revenue share arrangement is less than its guaranteed amount. The amount and term varies for each network affiliate, but terms range from three to 20 years, prior to any renewal periods of which some are at the option of the Company. The maximum potential amount of future payments the Company could be required to make pursuant to the minimum revenue guarantees is $47.3 million over the remaining terms of the network affiliate agreements. As of December 27, 2012 and December 29, 2011, the Company had no liabilities recorded for these obligations as such guarantees are less than the expected share of revenue paid to the affiliate.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

10. FAIR VALUE MEASUREMENTS

        Fair Value of Financial Instruments—The carrying amount of the revolving credit facility is considered a reasonable estimate of fair value due to its floating-rate terms. The estimated fair values of the Company's financial instruments where carrying values do not approximate fair value are as follows (in millions):

	As of December 27, 2012		As of December 29, 2011
	Carrying Value	Fair Value(1)	Carrying Value	Fair Value(1)
Term Loan	$265.0	$265.8	$550.0	$530.6
Senior Unsecured Notes	200.0	222.0	200.0	198.4
Senior Secured Notes	400.0	425.5	—	—

(1)
The Company has estimated the fair value on an average of at least two non-binding broker quotes and the Company's analysis. If the Company were to measure the borrowings in the above table at fair value on the balance sheet they would be classified as Level 2.

        Recurring Measurements—The fair values of the Company's assets and liabilities measured on a recurring basis pursuant to ASC 820-10 Fair Value Measurements and Disclosures are as follows (in millions):

		Fair Value Measurements at Reporting Date Using
	As of December 27, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS:
Other investment(1)	0.8	—	0.8	—

Total assets	$0.8	$—	$0.8	$—

(1)
Other investment—The Company's other investment are equity securities in a privately held company.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

10. FAIR VALUE MEASUREMENTS (Continued)

		Fair Value Measurements at Reporting Date Using
	As of December 29, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS:
Other investment(1)	$0.2	$—	$0.2	$—

Total assets	$0.2	$—	$0.2	$—

LIABILITIES:
Current portion of interest rate swap agreements(2)	$24.0	$—	$24.0	$—
Interest rate swap agreements(2)	46.8	—	46.8	—

Total liabilities	$70.8	$—	$70.8	$—

(1)
Other Investment—The Company's other investment are equity securities in a privately held company.

(2)
Interest Rate Swap Agreements—Refer to Note 11.

11. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Risk Management Objectives and Strategies

        The Company is exposed to various financial and market risks including changes in interest rates that exist as part of its ongoing operations and utilizes certain derivative instruments to enhance its ability to manage these risks.

Accounting for Derivative Instruments and Hedging Activities

        In accordance with ASC 815—Derivatives and Hedging, the effective portion of changes in the fair value of a derivative that is designated as a cash flow hedge is recorded in AOCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

        The Company formally documents all relationships between hedging instruments and the underlying hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that have been designated as cash flow hedges to forecasted transactions. The Company formally assesses, both at inception of the hedge and on an ongoing basis, whether the hedge is highly effective in offsetting changes in cash flows of the underlying hedged items. The Company also performs an assessment of the probability of the forecasted transactions on a periodic basis. If it is determined that a derivative ceases to be highly effective during the term of the hedge or if the forecasted transaction is no longer probable, the Company discontinues hedge accounting prospectively for such derivative.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        As of December 27, 2012 and December 29, 2011, the estimated fair value and line item caption of derivative instruments recorded were as follows (in millions):

		Fair Value of Derivative Liability as of
	Balance Sheet Location	December 27, 2012	December 29, 2011
Derivatives designated as hedging instruments in cash flow hedges:
Current portion of interest rate swap agreements	Current Liabilities	$—	$18.0
Interest rate swap agreements	Other Liabilities	—	35.1
Derivatives not designated as hedging instruments:
Current portion of interest rate swap agreements	Current Liabilities	—	6.0
Interest rate swap agreements	Other Liabilities	—	11.7

Total derivatives		$—	$70.8

        During 2012, the Company entered into two amendments to the senior secured credit facility (see Note 6—Borrowings) resulting in amendments to our derivative instruments.

        On April 27, 2012, the Company amended its existing interest rate swap agreements terminating a notional amount of $325.0 million (the aggregate amount of the term loan prepayment) such that 100% of the Company's interest rate exposure relating to the remaining $225.0 million term loan debt balance remained hedged at 6.484%. Since the forecasted transactions, or quarterly interest payments, on the $325.0 million term loan prepayment are no longer probable of occurring, the Company discontinued cash flow hedge accounting on those swaps and reclassified the corresponding outstanding balance in AOCI related to those interest rate swaps into earnings. As a result, the Company recorded a loss of approximately $26.7 million related to the partial swap terminations and paid approximately $40.2 million in breakage fees.

        The swaps were terminated ratably among the four counterparties, however the Company's cash flow hedge accounting designation for each swap was pegged to varying balances of the underlying term loan. Cash flow hedge accounting was discontinued because the underlying debt instrument is no longer outstanding and the interest payments are no longer probable.

        The Company also discontinued cash flow hedge accounting for swaps in which the Company terminated its swap with the counterparty, however, the corresponding term loan associated with those swaps remained outstanding. In accordance with ASC 815, the net derivative loss related to the discontinued cash flow hedges shall continue to be reported in AOCI because it is probable that the forecasted transaction will occur by the end of the originally specified time period.

        In connection with the amendment to the term loans on November 26, 2012, the entire notional amount of NCM LLC's interest rate swaps with four counterparties, equal to $225.0 million, was terminated such that the Company's interest rate exposure related to the Amended Term Loan will be unhedged. The Company paid approximately $23.2 million in breakage fees in connection with the swap. The net derivative loss related to the discontinued cash flow hedges shall continue to be reported in AOCI because it is probable that the forecasted transaction will occur by the end of the originally specified time period.

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

        As of December 27, 2012, a total of $21.9 million of cash flow hedges remaining in AOCI will be amortized in the Statements of Income over the original swap term or February 13, 2015. The Company estimates approximately $10.3 million will be amortized to change in derivative fair value in the Statements of Income in the next 12 months.

        During the periods presented, the Company also recorded changes in the fair value and amortization of AOCI related to an interest rate swap in which the Company discontinued cash flow hedge accounting in 2008 due to the bankruptcy of its counterparty. In connection with the swap terminations in April 2012, the entire balance of this swap was terminated and the remaining balance in AOCI of $3.5 million was reclassified into earnings during the second quarter of 2012.

        The effect of derivative instruments in cash flow hedge relationships on the financial statements for the years ended December 27, 2012, December 29, 2011 and December 30, 2010 were as follows (in millions):

	Unrealized Gain (Loss) Recognized in NCM, Inc.'s Other Comprehensive Income (Pre-tax)			Realized Loss Recognized in Interest on Borrowings (Pre-tax)
	Years Ended			Years Ended
	December 27, 2012	December 29, 2011	December 30, 2010	December 27, 2012	December 29, 2011	December 30, 2010
Interest Rate Swaps	$26.0	$(18.1)	$(30.3)	$(9.1)	$(19.5)	$(19.4)

        The effect of derivatives not designated as hedging instruments under ASC 815 on the financial statements for the years ended December 27, 2012, December 29, 2011 and December 30, 2010 were as follows (in millions):

		Gain (Loss) Recognized in Non-Operating Expenses (Pre-tax)
		Years Ended
Derivative Instruments not Designated as Hedging Instruments	Income Statement Location	December 27, 2012	December 29, 2011	December 30, 2010
Realized loss on derivative instruments	Interest on borrowings	$(5.1)	$(6.5)	$(6.2)
Gain (loss) from change in fair value on cash flow hedges	Change in derivative fair value	3.0	—	(4.0)
Amortization of AOCI on discontinued cash flow hedges	Change in derivative fair value	(4.0)	(1.3)	(1.3)
Total		$(6.1)	$(7.8)	$(11.5)

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12. SEGMENT REPORTING

        Advertising revenue accounts for 91.2%, 88.7% and 88.7%, of revenue for the years ended December 27, 2012, December 29, 2011 and December 30, 2010, respectively. The following table presents revenues less directly identifiable expenses to arrive at income before income taxes for the advertising reportable segment, the combined Fathom Events operating segments, and network, administrative and unallocated costs. Refer to Note 1—Segment Reporting.

	Year Ended December 27, 2012 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$409.5	$39.3	$—	$448.8
Operating costs	95.8	29.0	18.9	143.7
Selling and marketing costs	53.9	4.2	2.4	60.5
Administrative and other costs	2.6	0.8	29.0	32.4
Depreciation and amortization	—	—	20.4	20.4
Interest and other costs			90.2	90.2

Income before income taxes	$257.2	$5.3	$(160.9)	$101.6

	Year Ended December 29, 2011 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$386.2	$49.2	$—	$435.4
Operating costs	80.0	34.1	17.7	131.8
Selling and marketing costs	49.2	7.9	2.7	59.8
Administrative and other costs	2.6	0.8	27.9	31.3
Depreciation and amortization	—	—	18.8	18.8
Interest and other costs			58.9	58.9

Income before income taxes	$254.4	$6.4	$(126.0)	$134.8

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12. SEGMENT REPORTING (Continued)

	Year Ended December 30, 2010 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$379.5	$48.0	$—	$427.5
Operating costs	74.3	32.4	20.0	126.7
Selling and marketing costs	46.5	8.1	3.3	57.9
Administrative and other costs	3.2	0.8	30.5	34.5
Depreciation and amortization	—	—	17.8	17.8
Interest and other costs			49.9	49.9

Income before income taxes	$255.5	$6.7	$(121.5)	$140.7

        The following is a summary of revenues by category (in millions):

	Years Ended
	December 27, 2012	December 29, 2011	December 30, 2010
National advertising revenue	$288.7	$267.6	$272.0
Local advertising revenue	81.1	80.6	70.3
Founding member advertising revenue from beverage concessionaire agreements	39.7	38.0	37.2
Fathom Consumer revenue	34.2	35.0	31.5
Fathom Business revenue	5.1	14.2	16.5

Total revenue	$448.8	$435.4	$427.5

        During the first quarter of 2012, the Company began to wind down the Fathom Business Events division, to place more focus on the Fathom Consumer Events division.

13. VALUATION AND QUALIFYING ACCOUNTS

        The Company's valuation allowance for doubtful accounts for the years ended December 27, 2012, December 29, 2011 and December 30, 2010 were as follows (in millions):

	Years Ended
	December 27, 2012	December 29, 2011	December 30, 2010
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Balance at beginning of period	$4.3	$3.7	$3.6
Provision for bad debt	1.2	2.1	2.3
Write-offs, net	(1.0)	(1.5)	(2.2)

Balance at end of period	$4.5	$4.3	$3.7

NATIONAL CINEMEDIA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following represents selected information from the Company's unaudited quarterly Statements of Income for the years ended December 27, 2012 and December 29, 2011 (in millions):

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$79.1	$110.1	$143.7	$115.9
Operating expenses	62.1	64.8	65.6	64.5
Operating income	17.0	45.3	78.1	51.4
Net income(1)	3.2	1.8	62.9	33.1

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$70.8	$114.0	$136.0	$114.6
Operating expenses	55.8	63.8	62.0	60.1
Operating income	15.0	50.2	74.0	54.5
Net income	5.1	37.6	56.6	35.2

(1)
During the second quarter, the Company recorded a loss of approximately $26.7 million related to partial swap terminations. See Note 11—Derivative Instruments and Hedging Activities.

15. SUBSEQUENT EVENTS

        During the first quarter of 2013, NCM LLC issued 4,536,014 common membership units to its founding members, which is an adjustment to the previously issued common membership units issued in exchange for the rights to exclusive access, in accordance with the ESAs, to net new theatre screens and attendees added by the founding members to NCM LLC's network. As a result, NCM LLC recorded an intangible asset at fair value of the common membership units of $69.0 million. The Company based the fair value of the intangible asset on the market value of the common membership units when issued, which are freely convertible into NCM, Inc.'s common stock. Pursuant to ASC 350-10 Intangibles—Goodwill and Other, the intangible asset has a finite useful life and the Company will amortize the asset over the remaining useful life corresponding with the ESAs.

INDEPENDENT AUDITOR'S REPORT

The Members
Digital Cinema Implementation Partners, LLC

        We have audited the accompanying consolidated financial statements of Digital Cinema Implementation Partners, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, members' equity and cash flows for each of the years in the three-year period ended December 31, 2012 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digital Cinema Implementation Partners, LLC and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Roseland, New Jersey
February 20, 2013

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

CONSOLIDATED BALANCE SHEETS

($ in thousands)

	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$19,161	$2,866
Accounts receivable, net	36,953	29,976
Other current assets	208	195

Total current assets	56,322	33,037
Property and equipment, net	900,186	776,387
Deferred financing costs, net	24,894	32,091
Deferred warranty reimbursement costs, net	190,351	219,757
Restricted cash	11,396	14,271
Other noncurrent assets	26,783	12,239

Total assets	$1,209,932	$1,087,782

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$22,455	$28,153
Current maturities of long-term debt	24,700	2,200
Warranty reimbursement liability, current	7,056	3,790

Total current liabilities	54,211	34,143
Warranty reimbursement liability (excluding current)	223,464	236,554
Long-term debt (excluding current)	763,176	692,416
Derivative liabilities	29,419	34,580
Other noncurrent liabilities	76	42

Total liabilities	1,070,346	997,735
Commitments
Members' equity	139,586	90,047

Total liabilities and members' equity	$1,209,932	$1,087,782

See Notes to Consolidated Financial Statements.

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands)

	Years Ended December 31,
	2012	2011	2010
REVENUES
Virtual print fees	$158,327	$109,396	$31,893
Exhibitor lease fees	13,114	8,633	2,413
Additional rent	—	—	154
Alternative content fees	955	764	180
Peak period payments	343	243	120
Management fees	2,149	1,672	—

Subtotal, operating revenues	174,888	120,708	34,760
Warranty reimbursement costs	(23,371)	(16,737)	(5,111)
Exhibitor lease, step-up rent adjustment	14,500	9,453	2,747

Net operating revenues	166,017	113,424	32,396

OPERATING EXPENSES
General and administrative	9,796	7,749	9,268
Depreciation and amortization	53,558	35,167	10,311

Total operating expenses	63,354	42,916	19,579

Operating income	102,663	70,508	12,817

INTEREST EXPENSE
Interest	58,574	43,918	13,511
Paid-in-kind interest	5,459	4,286	1,980
Amortization of deferred financing costs	7,198	7,658	4,371
Derivative (gain) loss	(5,161)	17,160	17,420

Total interest expense	66,070	73,022	37,282

OTHER INCOME (EXPENSE)
Interest income	5	4	4
Loss on sale of assets	(43)	—	—
Other income	197	—	—

Total other income, net	159	4	4

Net income (loss)	$36,752	$(2,510)	$(24,461)

See Notes to Consolidated Financial Statements.

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

($ in thousands)

	Years Ended December 31,
	2012	2011	2010
Balance, beginning of year	$90,047	$63,942	$1,891
Capital contributions	12,787	28,615	90,897
Distributions to Members			(4,385)
Net income (loss)	36,752	(2,510)	(24,461)

Balance, end of year	$139,586	$90,047	$63,942

See Notes to Consolidated Financial Statements.

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Years Ended December 31,
	2012	2011	2010
Operating activities:
Net income (loss)	$36,752	$(2,510)	$(24,461)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	53,558	35,167	10,311
Amortization of deferred warranty reimbursement costs	23,371	16,737	5,111
Amortization of deferred financing costs	7,198	7,658	4,371
Derivative loss	(5,161)	17,160	17,420
Loss on sale of assets	43	—	—
Paid-in-kind interest	5,459	4,286	1,980
Changes in operating assets and liabilities:
Accounts receivable	(6,977)	(15,997)	(13,979)
Other current and noncurrent assets	(14,557)	(9,311)	(3,002)
Accounts payable and accrued liabilities	2,432	207	(1,835)
Warranty reimbursement liability	(2,428)	(733)	—
Payment of prior period warranty reimbursement liability	(528)	—	—
Other noncurrent liabilities	34	(37)	50

Net cash provided by (used in) operating activities	99,196	52,627	(4,034)

Investing activities:
Purchase of property and equipment	(160,320)	(423,927)	(280,532)
Payment of prior period property and equipment in accounts payable	(26,341)	(37,416)	—
Sale of property and equipment	298	—	—
Restricted cash	2,875	(7,797)	(6,474)

Net cash used in investing activities	(183,488)	(469,140)	(287,006)

Financing activities:
Increase in long-term debt	90,000	603,750	291,250
Paydown of long-term debt	(2,200)	(206,650)	—
Capital contributions from Members	12,787	28,615	40,173
Distributions to Members	—	—	(4,352)
Deferred financing costs	—	(11,684)	(31,460)

Net cash provided by financing activities	100,587	414,031	295,611

Net increase (decrease) in cash and cash equivalents	16,295	(2,482)	4,571
Cash and cash equivalents, beginning of year	2,866	5,348	777

Cash and cash equivalents, end of year	$19,161	$2,866	$5,348

Supplemental schedule of non-cash investing and financing activities:
Additions to property and equipment included in accounts payable and accrued liabilities	$17,378	$26,341	$37,416

Warranty reimbursement payable in accounts payable and accrued liabilities	$1,361	$528	$—

Deferred warranty asset and warranty reimbursement obligation	$(6,035)	$122,636	$118,969

Non-cash contributions from Members	$—	$—	$50,724

Non-cash distributions to Members	$—	$—	$33

See Notes to Consolidated Financial Statements.

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of Operations

        Digital Cinema Implementation Partners, LLC, ("DCIP", and together with its consolidated wholly-owned subsidiaries, the "Company") was formed as a Delaware limited liability company on February 12, 2007 for the purpose of raising third-party capital to purchase and deploy digital cinema projection equipment ("Digital Systems") in theatres located throughout the United States and Canada. The Company is headquartered in New Jersey and has offices in Colorado and Minnesota. The Company is owned by its founding members American Multi-Cinema, Inc. ("AMC"), Cinemark Media, Inc. ("Cinemark") and Regal/DCIP Holdings, LLC ("Regal") (collectively, the "Founding Members").

        On March 10, 2010, the Company completed an initial financing transaction for the deployment of Digital Systems utilizing its subsidiary entities Kasima, LLC ("Kasima"), Kasima Holdings, LLC ("Holdings") and Kasima Parent Holdings, LLC ("Parent") to execute its business plan. Kasima is a wholly-owned subsidiary of Holdings, Holdings is a wholly-owned subsidiary of Parent and Parent is a wholly-owned subsidiary of the DCIP. On March 31, 2011, the Company obtained the incremental financing necessary to complete its planned deployment of Digital Systems. See Note 3 for a more detailed description of these financing transactions.

        Digital Systems are purchased by Kasima and leased to each Founding Member or one of its affiliates (each such entity, an "Exhibitor") pursuant to the terms of a Master Equipment Lease Agreement ("ELA"). Kasima facilitates the installation of the leased Digital Systems into each Exhibitor's theatres pursuant to the terms of an Installation Agreement. The Exhibitor is responsible for the ongoing maintenance and insurance of the Digital Systems. The Company has also entered into (and assigned to Kasima) long-term Digital Cinema Deployment Agreements ("DCDAs") with six major motion picture studios ("Major Studios") pursuant to which Kasima receives a virtual print fee ("VPF") each time the studio books a film or certain other content on the Digital Systems. Other content distributors have entered into DCDAs or shorter term agreements with the Company that provide for the payment of VPFs to Kasima for bookings of the distributor's content on a Digital System.

        On June 20, 2011, DCIP and Canadian Digital Cinema Partnership ("CDCP") entered into a long-term management services agreement (an "MSA" and with respect to CDCP, the "CDCP MSA") to manage a similar deployment of Digital Systems in Canada and to perform certain other specified services for CDCP related thereto (see Note 2). CDCP is a Canadian limited partnership formed by Cineplex Entertainment LP ("Cineplex") and Empire Theatres Ltd. ("Empire") to facilitate the purchase and deployment of Digital Systems to their theatres in Canada. On April 1, 2012, DCIP entered into a long-term MSA with Cinemark USA, Inc., a Texas corporation and an affiliate of Cinemark, to manage deployment of Digital Systems to theatres operated by its affiliates in Latin America (the "CNI MSA").

Note 2—Summary of Significant Accounting Policies

Principles of consolidation

        The consolidated financial statements include the accounts of DCIP and its subsidiaries. Intercompany accounts have been eliminated in consolidation.

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Use of estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's most significant estimates relate to depreciation and recoverability of property and equipment, amortization, the valuation of derivative agreements and the reimbursement liability concerning equipment warranty and replacement costs under the ELAs. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or conditions.

Cash and cash equivalents

        The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amount of the Company's cash equivalents approximates fair value due to the short maturities of these investments and consists primarily of money market funds and other overnight investments. The Company maintains bank accounts with major banks, which from time to time may exceed the Federal Deposit Insurance Corporation's insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Concentration of credit risk

        At December 31, 2012, 2011 and 2010 the Company had five customers that represented 56%, 62% and 69%, respectively, of operating revenues and five customers that represented 63% and 71%, respectively, of net accounts receivable. These customers are each parties to DCDAs. None of the Company's other customers individually represented more than 10% of operating revenues for the years ended December 31, 2012, 2011 or 2010 or accounts receivable at December 31, 2012 or 2011.

        The Company has credit risk associated with certain accounts receivable, which consists primarily of amounts owed by the Major Studios and other digital content distributors. The Company actively monitors the status of its accounts receivable and has mechanisms in place to minimize the potential for incurring material accounts receivable credit losses. At December 31, 2012 and 2011 management has determined that there is no requirement for an allowance for doubtful accounts.

Concentration of supplier risk

        The Company currently purchases Digital System components from a limited number of suppliers. The inability to obtain certain components on a timely basis would limit the Company's ability to complete installation of such systems in a timely manner and could affect the amount of future revenues. In 2012, 2011 and 2010, two suppliers represented 81%, 74% and 76%, respectively, of the amount spent by the Company on Digital System component purchases.

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Concentration in foreign countries

        The Company leases Digital Systems to AMC (pursuant to its ELA) for theatres located in Canada and receives revenues from CDCP pursuant to the CDCP MSA. During 2012, AMC sold the majority of its Canadian theatres to Cineplex and Empire, significantly reducing the number of Digital Systems leased by Kasima to AMC in Canada. The revenue earned from these operations is paid to the Company in U.S. dollars. For the years ended December 31, 2012, 2011 and 2010, revenues earned from Canadian sources totaled $2,494,000, $2,228,000 and $261,000, respectively. The carrying value of equipment deployed in Canada at December 31, 2012 and 2011, totaled $197,000 and $2,798,000, respectively. The CNI MSA did not produce revenue for the year ended December 31, 2012.

Fair value and credit risk

        All current assets and liabilities are carried at cost, which approximates fair value due to the short-term maturities of those instruments. The Company's Credit Facility (see Note 7) is comprised of floating rate instruments and management believes fair value approximates carrying value. The Note Facility (see Note 7) is a fixed rate instrument for which the Company estimates fair value at approximately $172.8 million, a premium of $37.8 million to its carrying value. This estimate is based on the present value of the cash flows discounted at an estimated market interest rate. This rate was estimated based on the change in interest rates for risk free treasury bonds from the inception of the Note Facility to December 31, 2012 and was further adjusted based on management's assessment of business risk for the current operating entity contrasted to the development-stage entity at the inception of the Note Facility.

Property and equipment, net

        Property and equipment, net, is stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets as follows:

Computer equipment and software	3 - 5 years
Leasehold improvements	5 years
Digital cinema projection equipment	17.5 years
Furniture and fixtures	7 years

        Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets. Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to five years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software coding that does not add functionality to existing systems, are expensed as incurred. Upon the sale or other disposition of any property and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts and the gain or loss on disposal is included in the statements of operations.

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Deferred financing costs, net

        Deferred financing costs are amortized on a straight-line basis by a charge to interest expense over the terms of the respective financing agreements. Accumulated amortization of deferred financing costs at December 31, 2012, and 2011totaled $19,228,000 and $12,029,000, respectfully.

Fair value measurements

        The Company accounts for and reports the fair value of certain assets and liabilities. The Company applies fair value accounting for financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

        The Company utilizes valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy established by the Financial Accounting Standards Board Accounting Standards Codification ("ASC"):

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs reflecting the reporting entity's own assumptions.

        The following table sets forth, by level, the fair value measurements of the Company's consolidated financial liabilities ($ in thousands):

Fair Value Measurements

	December 31, 2012		Level 1	Level 2	Level 3
Fair value of Interest Rate Swap	$(29,725	)(1)	$—	$(29,725)	$—
Fair value of Interest Rate Cap	306	(1)	—	306	—

	$(29,419	)(1)	$—	$(29,419)	$—

(1)
Reported in derivative liabilities on the consolidated balance sheets.

        The fair value of the Company's obligation under its Interest Rate Swap and Interest Rate Cap (each as defined below) is based upon observable market-based inputs that reflect the present values of the difference between estimated future fixed rate payments and future variable receipts and, therefore, is classified within Level 2. The Level 2 fair value of the Interest Rate Swap and Interest Rate Cap at December 31, 2011 was $(35,800) and $1,220, respectively.

Accounting for derivatives

        In March 2010, the Company executed (and in March 2011 amended) an interest rate swap agreement (as amended, the "Interest Rate Swap") and an interest rate cap agreement (the "Interest Rate Cap") to limit the Company's exposure to changes in interest rates. Derivative financial instruments such as the Interest Rate Swap and Interest Rate Cap are recorded at fair value. Changes in the fair value of derivative financial instruments are either recognized in accumulated other comprehensive income (a component of Member's equity) or in the consolidated statements of

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

operations depending on whether the derivative is being used to hedge changes in cash flows or fair value. The Company has determined that the Interest Rate Swap and Interest Rate Cap are not effective hedging transactions; therefore, the changes in market value of the Interest Rate Swap and Interest Rate Cap are recorded as interest expense in the consolidated statements of operations.

Income taxes

        The Company is a limited liability company and, as such, is treated as a partnership for federal and state income tax purposes. Accordingly, as a partnership for tax purposes, the Company is not a taxable entity and is not subject to federal or state income taxes. Income or loss of the Company as a limited liability company is reported to and included in the individual income tax returns of its members. Tax years ended on or about December 31, 2012, 2011, 2010 and 2009 remain open to examination by federal and state taxing authorities with regard to the allocation of income or losses by the Company to its members.

Impairment of long-lived assets

        The Company reviews the recoverability of its long-lived assets when events or conditions exist that indicate a possible impairment. The assessment for recoverability is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future undiscounted net cash flows. If the total of expected future undiscounted net cash flows is less than the total carrying value of an asset, the asset is deemed not to be recoverable and possibly impaired. The Company then estimates the fair value of the asset to determine whether an impairment loss should be recognized. An impairment loss will be recognized if the carrying value of the asset exceeds its fair value. Fair value is determined by computing the expected future discounted cash flows. No impairment charges were recorded for the years ended December 31, 2012, 2011 or 2010.

Revenue recognition

        The majority of the Company's revenues are VPFs from Major Studios under the DCDAs. The Company earns VPF revenue when movies and certain other content distributed by Major Studios and other content distributors are booked and exhibited on screens utilizing the Company's Digital Systems. VPFs are earned and payable based on a fee schedule outlined in the DCDAs and other VPF agreements. The VPF revenue is recognized in the period in which it is earned, generally the first time the content is booked and exhibited in the theatre auditorium for which a Digital System has been installed.

        The DCDAs with the Major Studios require the payment of VPFs for a period that ends on the earlier to occur of (i) the tenth anniversary of the "mean deployment date" for all Digital Systems scheduled to be deployed over a period of up to five years, or (ii) the date the Company achieves "cost recoupment", each as defined in the DCDAs. Cost recoupment occurs when revenues attributable to the Digital Systems exceed the costs associated with their purchase (including financing), deployment, administration and other allowed amounts, all as defined in the DCDAs.

        In addition to VPF revenue, the Company also earns a fee each time certain digital content other than feature films (e.g., concerts, sporting events and opera performances) is booked and exhibited on a Digital System. The Company refers to fees derived on a per-exhibition basis from these alternative forms of digital content as alternative content fees ("ACFs"). ACFs may be paid by the distributor of

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

the alternative content pursuant to an agreement with the Company or by the Exhibitor showing the content pursuant to its ELA. ACF revenue is recognized in the period in which the alternative content is exhibited.

        Lease revenues in respect of the Digital Systems and certain other rental and usage fees are earned by the Company in accordance with the terms of the ELAs. All amounts due to the Company under these agreements are recognized as revenue when earned and any unearned amounts are recorded as deferred revenue. The initial lease term for each piece of equipment deployed under the ELAs begins on the date the equipment is placed in service and continues for 12 years, with the first and last month incurring one-half of the monthly lease payment otherwise due.

        The Company generates multiple revenue streams from the leased Digital Systems under the ELAs as follows:

          Lease fees are payable by the Exhibitors monthly and are comprised of a fixed base lease rate with a step-up in rate for all equipment (regardless of lease commencement date) on October 1, 2016. The Company recognizes lease revenue from these fees on a straight-line method making an allowance for the step-up in rent.

          Subject to certain minimum revenue tests in the ELAs, additional rent ("Additional Rent") may be due in respect of complexes ("Additional Rent Complexes") that are not 100% converted to digital within four weeks of the initial deployment of a Digital System in the complex by the Company. Additional Rent, if any, is calculated and recognized on a monthly basis, but billed and paid semi-annually.

          Contingent rent may be due under the ELAs if total revenues in respect of the Digital Systems deployed thereunder (calculated quarterly on a rolling last twelve month basis) fail to meet certain minimum revenue thresholds. The minimum revenue thresholds were prorated for the initial four quarters of the ELAs. Contingent rent, if any, is calculated and recognized monthly, but billed and paid quarterly.

          Peak period payments are due under the ELAs when the leased Digital Systems are taken out of service by an Exhibitor for one or more consecutive defined "peak periods" (generally a weekend) as a result of relocation, damage or a complex closing. Peak period payments, if any, are recognized, billed and paid monthly.

        In accordance with the ELAs the Exhibitors are required to acquire extended warranties with respect to the leased Digital Systems covering the period from the expiration of the initial included manufacturer's warranty through the date of repayment of the Credit Facility and Note Facility (each as defined in Note 7) (the "Warranty End Date"), but in no event later than 12 years from the effective date of the ELAs. Following the Warranty End Date, the Exhibitors may choose to continue extended warranty coverage through the expiration of the DCDAs (the "DCDA End Date"). The DCDA End Date will occur on the earlier of (i) the tenth anniversary of the "mean deployment date" of the Digital Systems or (ii) the date the Company achieves "cost recoupment", each as defined in the DCDAs. The Company expects that the Exhibitors will maintain extended warranty coverage through the DCDA End Date. Pursuant to the ELAs, the Company is required to reimburse the Exhibitor for the costs of the extended warranties (and/or equipment replacement costs) subject to quarterly caps set forth in the ELAs. This contractual obligation by the Company to incur costs at a future date for the extended warranties or replacement costs when the leased equipment is purchased creates a liability at

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

the purchase date and a contra revenue adjustment in respect of revenues derived under the ELAs that is recognized on a straight-line basis over the term of the lease. During the year ended December 31, 2012, based on deployments to date and revised projections of future deployments, management estimated that the "mean deployment date" has been accelerated by approximately one year from the date originally projected. As a result, management now estimates that the DCDA End Date will occur and the warranty reimbursement obligation will end during 2021 rather than 2022. This change in estimate resulted in a $45,481,000 reduction in the overall warranty liability and related warranty asset. The impact of this change on the Company's results of operations for the year ended December 31, 2012 and subsequent years is not material.

        The Company also earns revenues in respect of the services DCIP provides under the CDCP MSA. The revenues are earned ratably as the services are performed under the agreement.

Subsequent events

        The Company has evaluated subsequent events through February 20, 2013, which is the date the consolidated financial statements were available to be issued.

Note 3—Financing Transactions

        On March 10, 2010, the Company completed a financing transaction to enable the purchase, deployment and leasing of Digital Systems for approximately 10,000 movie theatre screens operated by the Exhibitors in the United States and Canada over the subsequent three to five years. On March 31, 2011, the Company completed an incremental financing transaction to enable the purchase, deployment and leasing of Digital Systems for approximately 4,700 additional movie theatre screens operated by the Exhibitors in the United States and Canada.

        The financing transaction completed in March 2010 consisted of a $79,472,000 equity contribution to DCIP from the Founding Members (subsequently contributed as equity to Kasima), a $135,000,000 long-term promissory note commitment (the Note Facility described in Note 7) to Parent from an investor group and a $445,000,000 senior secured loan commitment (also described in Note 7) to Kasima from a group of commercial banks. The equity contribution from the Founding Members consisted of $50,724,000 of previously installed Digital Systems and $28,748,000 of cash. The contributed Digital Systems were recorded by the Company at their fair value on the date of contribution. The financing transaction completed in March 2011 consisted of a $220,000,000 incremental senior secured term loan (the Incremental Term Loan described in Note 7) to Kasima from a group of commercial banks and institutional investors.

Note 4—Consolidated Balance Sheet Components

Restricted cash

        The Company had restricted cash of $11,396,000 and $14,271,000 on hand at December 31, 2012 and 2011, respectively, in the form of an interest reserve escrow account related to the Credit Facility (see Note 7) and an excess cost escrow account for the funding of Digital Systems in excess of costs caps established in the related credit agreement.

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—Consolidated Balance Sheet Components (Continued)

Accounts receivable, net

        Accounts receivable, net consists of the following ($ in thousands):

	December 31,
	2012	2011
Accounts receivable	$38,087	$30,807
Accrued revenue	41	129
Deferred revenue(1)	(1,175)	(960)

Total accounts receivable, net	$36,953	$29,976

(1)
Deferred revenue consists of unearned amounts billed but not collected at December 31, 2012, 2011 and 2010.

Accounts payable and accrued liabilities

        Accounts payable and accrued liabilities consists of the following ($ in thousands):

	December 31,
	2012	2011
Accounts payable	$13,257	$23,814
Accrued equipment purchases leased to others	3,533	2,430
Accrued bonus and compensation	3,327	721
Warranty reimbursement payable	1,361	528
Accrued taxes payable	184	306
Accrued interest payable	163	288
Other accrued liabilities	51	66
Accrued equipment purchases, not deployed	579	—

Total accounts payable and accrued liabilities	$22,455	$28,153

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Property and Equipment, net

        Property and equipment, net consists of the following ($ in thousands):

	December 31,
	2012	2011
Equipment leased to others(1)	$993,648	$807,696
Equipment, not deployed	1,263	10,065
Computer equipment and software	4,674	4,599
Leasehold improvements	382	298
Furniture and fixtures	244	244

Total property and equipment	1,000,211	822,902
Less accumulated depreciation and amortization	(100,025)	(46,515)

Property and equipment, net	$900,186	$776,387

(1)
At December 31, 2012, the approximate cost and carrying value of equipment leased to others was $994,000 and $898,000 and at December 31, 2011, $808,000 and $764,000.

Note 6—Exhibitor Lease Fees

        The Company earns lease revenues and other fees through the lease of Digital Systems to the Exhibitors in accordance with the ELAs described in Note 2. The aggregate future minimum lease revenues due under non-cancellable equipment lease agreements that have initial or remaining terms in excess of one year as of December 31, 2012 are as follows ($ in thousands):

Year ending December 31,	Amount
2013	$14,147
2014	14,147
2015	14,147
2016	23,578
2017	42,441
Thereafter	224,677

Total	$333,137

        Revenues earned under the ELAs for the years ended December 31, 2012, 2011 and 2010 totaled $13,649,000, $9,603,000 and $2,749,000, respectively.

Note 7—Long-term Debt

Credit facility

        On March 10, 2010, DCIP, Holdings and Kasima entered into a Credit Agreement with JPMorgan Chase Bank, N.A. as Administrative Agent and a group of lenders which agreed to provide Kasima a $110 million revolving line of credit ("Revolver") and a $335 million delayed draw term loan ("Term Loan"). On March 31, 2011 the Credit Agreement was amended and restated to include a $220 million incremental term loan (the "Incremental Term Loan" and together with the Revolver and the Term Loan, the "Credit Facility"). Borrowings under the Credit Facility are being used (i) to fund the

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Long-term Debt (Continued)

purchase and installation of Digital Systems by Kasima, (ii) to reimburse the Company for its permitted operating expenses associated with management services it provides to Kasima and Holdings pursuant to a management services agreement (the "MSA"), (iii) to fund payment of fees, interest and expenses payable under the Credit Facility, (iv) to fund distributions in respect of the Note Facility as permitted by the Credit Facility and (v) for other permitted operating expenses of Kasima and Holdings including interest reserve requirements, closing costs and upfront fees, associated with the Credit Facility. All costs of the Digital Systems exceeding established caps are funded by capital contributions from the Founding Members. Each borrowing under the Credit Facility must be at least $20 million and in $5 million increments.

        The net proceeds from the Incremental Term Loan ($205 million) were used to prepay a portion of the Company's then outstanding delayed draw Term Loans and the Company's existing lenders agreed to increase their lending commitments by the amount prepaid and to extend the date of their Term Loan commitments from March 10, 2012 to September 30, 2012. The Incremental Term Loan was fully drawn at closing on March 31, 2011. The Revolver is available following the availability of the Term Loan and subject to certain conditions through March 10, 2015, the maturity date (the "Original Maturity Date") of the Term Loan and Revolver. The maturity date of the Incremental Term Loan is March 31, 2017 (the "Incremental Maturity Date"). At December 31, 2012, the Revolver was fully drawn, subject to hold-back provisions contained in the Credit Facility. Each Term Loan, Incremental Term Loan and Revolver borrowing bears interest, at the option of Kasima, at either the Adjusted LIBO Rate or the Alternate Base Rate, each as defined in the Credit Facility, plus the defined Applicable Rate, which is 2.75% in the case of borrowings based on the Alternate Base Rate and 3.75% for borrowings based on the Adjusted LIBO Rate. The Incremental Term Loan is further subject to an Adjusted LIBO Rate floor of 1.25%. The commitment fee on undrawn amounts in respect of the Term Loan is 1.25% per annum and in respect of the Revolver is 0.50% per annum.

        The Incremental Term Loan amortizes at a rate of 1.00% of its original principal amount per annum, payable in quarterly increments of $550,000 that commenced on June 30, 2011, with the remaining balance, including any unpaid interest and fees, payable on the Incremental Maturity Date. Beginning September 30, 2013, in addition to interest in respect of all of its borrowings under the Credit Facility and undrawn commitment fees in respect of the Term Loan and Revolver, the Company must repay a principal amount of the Term Loan equal to $78.5 million in installments over a six quarter period ending December 31, 2014, with the balance of the Term Loan and Revolver, including any unpaid interest and fees outstanding, due on the Original Maturity Date. Kasima may at any time terminate or permanently reduce commitments under the Credit Facility without premium or penalty in $5 million increments of not less than $20 million. Following the first four quarter period for which Cash Flow from Operations exceeds Consolidated Fixed Charges (each as defined), the Credit Facility will be permanently reduced by quarterly prepayments required to be made by Kasima based on defined Excess Cash Flow.

        The "Borrower" under the Credit Facility is Kasima and the Credit Facility is guaranteed by Holdings and each direct or indirect subsidiary of Holdings other than the Borrower. The Credit Facility is secured by a first priority lien on all of the assets of the Company (with certain negotiated exclusions), including contract rights, cash and securities accounts and the Digital Systems on Exhibitors' premises. Company assets excluded from the Credit Facility collateral package include, but are not limited to the rights to receivables under the MSA and the membership interest in Holdings, which is pledged in support of the Note Facility.

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Long-term Debt (Continued)

        Under the Credit Facility, the Borrower is required to maintain compliance with certain financial covenants. Material covenants include an interest coverage ratio beginning June 30, 2013, average revenues and bookings per screen performance measures, a minimum liquidity of $25 million comprised of undrawn Revolver balance, cash balances and interest reserve, and capital expenditure limitations. At December 31, 2012, the Borrower was in compliance with all of its Credit Facility covenants.

Note purchase agreement

        On March 10, 2010, Parent entered into a Note Purchase Agreement with Wilmington Trust Company as Parent Note Agent pursuant to which a group of mezzanine debt funds (the "Noteholders") affiliated with Highbridge Mezzanine Partners agreed to purchase, subject to certain conditions, notes (the "Parent Notes") issued by Parent due March 10, 2025 (the "Note Maturity Date") totaling $135 million (the "Note Facility"). The first purchase of Parent Notes occurred on March 10, 2010 in the amount of $52.5 million. The second purchase of Parent Notes occurred on May 14, 2010 in the amount of $28.8 million. The final purchase of Parent Notes occurred on April 6, 2011 in the amount of $53.7 million. The proceeds of the Note Facility are being and will be used for the purposes described for the Credit Facility above. The Company provides management services to Parent and is reimbursed for its out-of-pocket expenses up to a cap set forth in a management services agreement between the Company and Parent. All net proceeds of the Note Facility are being and will be contributed as equity to Holdings and then to Kasima, by each of Parent and Holdings, respectively. The Parent Notes issued bear interest at 15.12% per annum, of which 12.0% (the "Current Yield") is paid in cash quarterly subject to restrictions set forth in the Credit Facility. Accrued and unpaid interest ("PIK Interest") is added to the outstanding principal balance of Parent Notes on each Current Yield payment date. All outstanding Parent Notes together with any PIK Interest are due on the Note Maturity Date. The Company may at any time prepay the Parent Notes in increments of $1 million, subject to restrictions, on or after March 10, 2014 as set forth in the Note Facility.

        The Company's long-term debt at December 31, 2012, 2011 and 2010 consisted of the following ($ in thousands):

			Carrying Amount
		Interest Rate(2)
Instrument	Maturity Date		2012	2011
Term Loan	03/10/2015	4.07%	$335,000	$335,000
Incremental Term Loan	03/31/2017	5.00%	216,150	218,350
Revolver	03/10/2015	4.07%	90,000	—
Parent Notes(1)	03/10/2025	15.12%	146,726	141,266

Total Long-term Debt			$787,876	$694,616

(1)
Parent Notes include PIK Interest of $11,726 and $6,266 at December 31, 2012 and 2011, respectively.

(2)
Interest rates in effect at December 31, 2012. At December 31, 2011, Term Loan, Incremental Term Loan and Parent Notes interest rates were 4.33%, 5.00% and 15.12%, respectfully.

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Long-term Debt (Continued)

        The Company's aggregate maturities of long-term debt are as follows ($ in thousands):

Years Ending December 31,	Amount
2013	$24,700
2014	58,200
2015	348,700
2016	2,200
2017	207,350
2018 to 2024	—
2025	146,726

Total	$787,876

        Interest expense on long-term debt was $64,033,000, $48,204,000 and $15,491,000, for the years ended December 31, 2012, 2011 and 2010, respectively, consisting of cash interest of $58,574,000, $43,918,000 and $13,421,000 respectively, and PIK Interest of $5,460,000,$4,286,000 and $1,980,000, respectively.

Derivatives

        The Interest Rate Swap and Interest Rate Cap contracts were entered into for interest expense cost protection from rising variable interest rates and are currently associated with the Company's Term Loan and Revolver, which mature on March 10, 2015, and its Incremental Term Loan, which matures on March 31, 2017. Under the Interest Rate Swap contracts, the Company receives current market LIBOR interest rate payments, subject to an interest rate floor for the Incremental Term Loan of 1.25%, and pays a fixed rate of 3.71% for the Term Loan and Revolver and 2.93% for the Incremental Term Loan per annum, each calculated on the same notional principal amount which changes for each fiscal quarterly period commencing as of the quarter ended September 30, 2010 and terminating on the contract expiration dates of March 31, 2015 and 2017, respectively. The Interest Rate Swap contracts in effect for the quarterly period ended December 31, 2012 required the Company to pay a fixed rate of 3.71% per annum on a notional contract amount of $334,075,000 (Term Loan) and 2.93% per annum on a notional contract amount of $172,920,000 (Incremental Term Loan). The Company received an interest payment based on the same notional contract value and calculated at a LIBOR interest rate of 0.32% per annum (Term Loan) and 1.25% per annum (Incremental Term Loan), as in effect for the quarter ended December 31, 2012. This protection against rising market interest rates extends until March 31, 2015 in respect of the Term Loan and Revolver and March 31, 2017 in respect of the Incremental Term Loan and is based on notional amounts as determined by the Interest Rate Swap contracts which increased quarterly up to a maximum of $509,800,000 at March 31, 2012 and then decline to $55,479,000 for the quarter ended March 31, 2017.

        The Interest Rate Cap protects the Company from rising quarterly LIBOR market interest rates that exceed 3.71% based on a notional contract schedule of $222,998,000 beginning for the quarter ended March 31, 2015 then decline to a notional contract value of $13,043,000 for the quarterly period ended December 31, 2015. The Company expects to have LIBOR based bank borrowings during this term and will receive an interest rate payment in the event that quarterly LIBOR interest rates then in effect exceed 3.71%. These payments, if any are based on an interest rate equal to the rate by which

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Long-term Debt (Continued)

the LIBOR rate exceeds 3.71% per annum and are calculated on the applicable notional contract value in effect for each quarterly contract period.

Note 8—Retirement Plan

        The Company maintains a defined contribution plan for eligible employees under Section 401(k) of the Internal Revenue Code. The Company's plan provides for eligible employees to contribute up to 80% of eligible compensation with a Company match of 50% of the first 6% of employee contributions. All employees are eligible to participate in the plan upon hire. The Company's contributions to the plan totaled $48,000, $34,000 and $32,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 9—Commitments

Operating leases

        The Company has leased facilities in the states of New Jersey, Colorado and Minnesota. The aggregate future minimum lease payments under non-cancellable operating leases that have initial or remaining terms in excess of one year as of December 31, 2012 are as follows ($ in thousands):

Year Ending December 31,	Amount
2013	$165
2014	138
2015	156
2016	160
2017	120

Total	$739

        Rent expense for operating leases for the years ended December 31, 2012, 2011 and 2010 totaled $213,000, $183,000 and $193,000, respectively.

Employment agreements

        The Company has employment agreements with two of its key executives setting forth key compensation terms (generally annual salary plus a defined bonus) and providing each executive with a severance benefit in the case the executive's employment is terminated without cause or the executive resigns with good reason, each as defined.

Note 10—Related Party Transactions

        At December 31, 2012, all of the Company's Digital Systems are leased to the Exhibitors under the ELAs. For the fiscal years ended December 31, 2012, 2011 and 2010, revenues earned from the Exhibitors totaled $13,649,000, $9,603,000 and $2,749,000, respectively. Net accounts receivable due from the Exhibitors totaled $1,629,000 and $1,951,000 at December 31, 2012 and 2011, respectively, and will be settled in cash. Payments under the ELAs are generally due on the fifth day of the month after billing. At times, the Company purchases digital equipment from the Exhibitors at cost subject to caps established in the ELAs. At December 31, 2012 and 2011 the Company had liabilities for

DIGITAL CINEMA IMPLEMENTATION PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Related Party Transactions (Continued)

reimbursement of equipment purchases due to the Exhibitors of $4,871,000 and, zero, respectively. The $230,520,000 warranty reimbursement liability represents a liability to reimburse the Exhibitors for the extended equipment warranty and other replacement costs (as defined in the ELAs) as cash payments beginning in 2011 and continuing through the DCDA End Date (see Note 2). Warranty reimbursements earned in 2012, 2011 and 2010 totaled $3,789,000, $1,261,000 and zero, respectively, consisting of reimbursement payments of $2,956,000, $733,000 and zero, respectively, and payables of $1,361,000 and $528,000 at December 31, 2012 and 2011.

        KPMG LLP
        Suite 2000
        355 South Grand Avenue
        Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Open Road Releasing, LLC:

        We have audited the accompanying consolidated financial statements of Open Road Releasing, LLC and its subsidiary, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Open Road Releasing, LLC and its subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Los Angeles, California
February 6, 2013

OPEN ROAD RELEASING, LLC

Consolidated Balance Sheets

December 31, 2012 and 2011

(Dollar amounts in thousands)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$9,418	9,991
Restricted cash	21,090	186
Accounts receivable, net of allowance for doubtful accounts	12,051	252
Prepaid expenses and other	153	77

Total current assets	42,712	10,506
Property and equipment, net	487	590
Film costs	4,132	700
Other assets	167	213
Deferred financing cost, net	2,566	3,627

Total assets	$50,064	15,636

Liabilities and Members' Equity
Current liabilities:
Accounts payable	$5,213	1,016
Accrued expenses	42,097	3,520
Notes payable	20,000	—
Capital lease obligation, current portion	92	92

Total current liabilities	67,402	4,628
Long term liabilities:
Accrued residuals and participations—long term	5,133	542
Deferred compensation	1,883	—
Capital lease obligation, net of current portion	44	130

Total liabilities	74,462	5,300
Members' equity	(24,398)	10,336

Total liabilities and members' equity	$50,064	15,636

See accompanying notes to consolidated financial statements.

OPEN ROAD RELEASING, LLC

Consolidated Statements of Operations

Years ended December 31, 2012 and 2011

(Dollar amounts in thousands)

	2012	2011
Revenues	$117,960	9,146
Direct costs:
Distribution and marketing costs	117,466	30,511
Participations, residuals, and other costs	22,884	737

Total direct costs	140,350	31,248

Gross profit	(22,390)	(22,102)

Operating expenses:
General and administrative	10,054	5,896
Depreciation and amortization	147	36

Total operating expenses	10,201	5,932
Interest expense	2,143	1,130

Net loss	$(34,734)	(29,164)

See accompanying notes to consolidated financial statements.

OPEN ROAD RELEASING, LLC

Consolidated Statements of Changes in Members' Equity

Years ended December 31, 2012 and 2011

(Dollar amounts in thousands)

Balance as of December 31, 2010	$—
Capital contributions	39,500
Net loss	(29,164)

Balance as of December 31, 2011	10,336
Capital contributions	—
Net loss	(34,734)

Balance as of December 31, 2012	$(24,398)

See accompanying notes to consolidated financial statements.

OPEN ROAD RELEASING, LLC

Consolidated Statements of Cash Flows

Years ended December 31, 2012 and 2011

(Dollar amounts in thousands)

	2012	2011
Cash flows from operating activities:
Net loss	$(34,734)	(29,164)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	147	36
Amortization of minimum guarantees	6,847	—
Amortization of deferred financing cost	1,062	619
Amortization on administration agent fees	125	73
Changes in operating assets and liabilities:
Accounts receivable	(11,799)	(252)
Deposits and other	35	(202)
Prepaid expenses and other	(76)	(25)
Minimum guarantees on films	(10,279)	(700)
Accounts payable	4,197	1,016
Accrued expenses	43,168	4,062
Deferred compensation	1,883	—

Net cash provided by (used in) operating activities	576	(24,537)

Cash flows from investing activity:
Purchase of property and equipment	(34)	(379)

Net cash used in investing activity	(34)	(379)

Cash flows from financing activities:
Members' contributions	—	39,500
Borrowing from credit facility	31,700	—
Repayments to credit facility	(11,700)	—
Principal payments under capital lease obligation	(86)	(36)
Deferred financing cost	—	(4,246)
Administrative agent fees	(125)	(125)
Increase in restricted cash	(20,904)	(186)

Net cash provided by (used in) financing activities	(1,115)	34,907

Net increase (decrease) in cash and cash equivalents	(573)	9,991
Cash and cash equivalents at beginning of year	9,991	—

Cash and cash equivalents at end of year	$9,418	9,991

Supplemental disclosure of cash flow information:
Cash paid during the period for interest, excluding deferred financing costs	$903	438
Capital lease	—	241

See accompanying notes to consolidated financial statements.

OPEN ROAD RELEASING, LLC

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(1) Organization and Operations

        The accompanying financial statements include the consolidated accounts of Open Road Releasing, LLC (the Company), formerly REGAMC, LLC, and its wholly owned subsidiary Open Road Films, LLC (Open Road Films), formerly REGAMC, LLC.

        The Company was incorporated on December 20, 2010 in the state of Delaware as a limited liability company (LLC). The Company is governed by the terms of its Limited Liability Company Agreement (the Operating Agreement). The Company is an independent distributor of motion pictures to exhibitors in the United States and certain territories. The Company licenses motion pictures in ancillary markets, principally to home entertainment, subscription and transactional video on demand, free television, and non-theatrical.

(2) Summary of Significant Accounting Policies

  (a)    Cash and Cash Equivalents and Restricted Cash

          The Company considers money market accounts and other highly liquid investments with original maturities of three months or less to be cash equivalents. Restricted cash consists of advances held in distribution bank accounts for marketing and distribution costs to be paid on behalf of third parties.

  (b)    Film Costs

          Film costs include unamortized costs of acquisition for motion pictures, including minimum guarantees.

          Film costs are amortized using the individual-film-forecast method, whereby these costs are amortized and participation and residual costs are accrued in the proportion that current year's revenue bears to management's estimate of ultimate revenue expected to be recognized from the sale of the films at the beginning of the current year. Ultimate revenue includes estimates of sales and license fees following the date of initial release.

          Film costs are stated at the lower of unamortized cost and fair value. The valuation is reviewed, on a title-by-title basis, when an event or change in circumstance indicates that the fair value is less than unamortized cost. Fair value is determined using management's future revenue and cost estimates. Distribution and marketing expenses are expensed as incurred.

  (c)    Property and Equipment

          Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from two to five years.

  (d)    Participations and Residuals Payable

          Participations payable, included in accrued expenses, consist of amounts due under contractual arrangements for producers, participants and promoted content distribution obligations to founding members under the Operating Agreement. Residuals payable consist of amounts due to talent for the reuse of the talent's work in media subsequent to initial exploitation. These costs are accrued

OPEN ROAD RELEASING, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

(2) Summary of Significant Accounting Policies (Continued)

  using the individual-film-forecast method. The Company expects that approximately $18,983,000 of accrued participations and residuals as of December 31, 2012 will be paid within one year.

  (e)    Revenue Recognition and Trade Receivable

          Revenue from the sale or licensing of films is recognized when all of the following criteria have been met: a) persuasive evidence of a sales or licensing arrangement with a customer exists; b) the film is complete and has been delivered or is available for immediate and unconditional delivery; c) the license period of the arrangement has begun; d) the arrangement fee is fixed or determinable; and e) collection of the arrangement fee is reasonably assured. Each film is distributed theatrically to major and independent exhibitors of motion pictures in the United States and certain territories. Home entertainment, subscription and transactional video on demand, free television, and non-theatrical distribution of each film are generally effected through one of the major film distribution or television broadcasting companies in the United States. Minimum guarantees from the licensing or sale of film rights are recognized in revenue when all of the aforementioned conditions are met. For multiple media rights contracts where the contract provides for media holdbacks (defined as contractual media release restrictions), the license fee is allocated to the various media based on management's assessment of the relative fair value of the rights to exploit each media and is recognized as each holdback is released. Amounts due from distributors in excess of the minimum guarantees, if any, are recognized in revenue when such amounts are reported by distributors. Amounts received or contractually due prior to the film's availability are recorded as deferred revenue. Trade receivable are recorded at invoiced amount and do not bear interest.

  (f)    Commitment Fees

          The Company has entered into a credit facility, which requires quarterly payments of commitment fees on the unused facility amount (note 5). Commitment fees of $732,000 and $438,000 are included in interest expense in the accompanying consolidated statements of operations for the years ended December 31, 2012 and 2011, respectively.

  (g)    Income Taxes

          The Company is a disregarded entity for income tax purposes, and substantially all federal and state income taxes are recorded by its members, except for a minimum annual tax and a limited liability company fee in the state of California. Accordingly, the Company does not provide for income taxes. The Company may incur certain state and local taxes imposed by states and localities in which the Company conducts business, which are included in direct costs and general and administrative expenses in the accompanying consolidated statements of operations.

  (h)    Commitments and Contingencies

          Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

OPEN ROAD RELEASING, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

(2) Summary of Significant Accounting Policies (Continued)

  (i)    Concentration of Credit Risk

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, and trade receivable. The Company places its cash investments with high-quality financial institutions. Management believes that credit risk related to the Company's trade receivable is limited due to the creditworthiness of its customers.

  (j)    Use of Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates made by the Company's management in the preparation of the financial statements relate to: ultimate revenue, costs, and fair value for minimum guarantees on films. The actual results could differ significantly from those estimates.

  (k)    Fair Value of Financial Instruments

          The Company's financial instruments consist principally of cash, cash equivalents, trade receivable, accounts payable, accrued expenses, and notes payable. The carrying amounts of these instruments approximate fair value due to their short-term maturities.

(3) Film Costs

        Film costs, at December 31, 2012 and 2011, consist of the following (in thousands):

	2012	2011
Minimum guarantees:
Released films	$10,600	—
Films not released	379	700

Total film costs	10,979	700
Accumulated amortization	(6,847)	—

Total minimum guarantees, net	$4,132	700

        Amortization of minimum guarantees is included in participations, residuals, and other costs on the consolidated statements of operations. The Company expects approximately 42% of unamortized minimum guarantees will be amortized during 2013 and 83% of unamortized minimum guarantees for released films will be amortized within 3 years from the date of the balance sheet.

OPEN ROAD RELEASING, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

(4) Property and Equipment

        Property and equipment at December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Furniture and office equipment	$135	120
Computer software and equipment	468	486
Leasehold improvements	51	14

	654	620
Accumulated depreciation	(167)	(30)

	$487	590

(5) Senior Revolving Credit Facility

        On June 3, 2011, the Company entered into a four-year senior secured revolving credit facility (the Credit Facility) with a syndicate of four banks permitting borrowings at closing up to $100,000,000. Amounts borrowed under the Credit Facility either carry interest at one-, two-, three-, or six-month LIBOR plus 3.75%, or are base rate loans, which bear fluctuating interest rates per annum equal to the highest of the federal funds rate plus 0.5%, the Bank of America prime rate, or the Eurodollar rate plus 1.0%. The Credit Facility also carries a fee of 0.75% per annum on the unused borrowings, which are calculated and payable quarterly. The Company may borrow against the Credit Facility to the extent of the available borrowing base, as defined. The borrowing base primarily comprises seven-year remaining ultimate revenue and expense estimates, based on contracted distribution rights to motion pictures. Additionally, as part of the borrowing base calculation, there is a discounting calculation and tiered advance rates applied to future net remaining cash flows. There was approximately $16,989,000 available under the Credit Facility at December 31, 2012.

        On December 31, 2012, there were two outstanding obligations under the Credit Facility totaling $20,000,000. Both obligations carry interest at 3.9617% and mature January 31, 2013. The maturity dates may be converted to new obligations for similar or longer maturity periods. On December 31, 2011, there was no outstanding debt under the Credit Facility. The amounts outstanding under the Credit Facility are secured by substantially all of the Company's assets.

        Deferred financing costs represent costs incurred in connection with the establishment of the Company's Credit Facility. Deferred financing costs are amortized using the straight-line method over the expected term of the facility of four years. Deferred financing costs were $2,566,000, net of accumulated amortization of $1,681,000 as of December 31, 2012 and were $3,627,000, net of accumulated amortization of $619,000 as of December 31, 2011. Amortization of deferred financing cost of $1,062,000 and $619,000 for the years ended December 31, 2012 and 2011, respectively, is included in interest expense in the accompanying consolidated statements of operations.

        The Credit Facility agreement includes covenants that the Company must comply with on a quarterly or annual basis, including a film performance test and annual limits on selling, general, and administrative expenses. The Company was in compliance with all covenants as of December 31, 2012.

OPEN ROAD RELEASING, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

(6) Commitments and Contingencies

        At December 31, 2012, the Company had outstanding commitments to pay minimum guarantees and advances on films in the amount of $6,621,000 in 2013.

        The Company leases corporate offices in Los Angeles, California, under a seven-year operating lease expiring in 2018. The Company has the onetime right to terminate the lease at the end of the fifth year.

        Total rental expense from the operating lease was $311,000 and $130,000 for the years ended December 31, 2012 and 2011, respectively.

        In August 2011, the Company entered into a three-year capital lease for the acquisition of its theatrical distribution software system.

        The total future minimum annual payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and capital leases at December 31, 2012 are presented below (in thousands):

	Capital lease obligation	Operating leases
2013	$92	326
2014	53	336
2015	—	346
2016	—	357
2017	—	367
Thereafter	—	218

Total minimum payments	145	$1,950

Less imputed interest at 4%	(9)

Present value of minimum lease payments	136
Less current portion	(92)

Long-term capital lease obligation	$44

(7) Members' Equity

        In December 2010, the members of the Company made a contribution of $500,000. During 2011, the Company received capital contributions from the members of $39,500,000. Accordingly, the members have effectively contributed $40,000,000 to the Company.

        The members will not be personally liable for any debt, obligation, or liability of the Company solely by reason of being members of the Company.

(8) Deferred Compensation

        The Company has a deferred compensation plan with key executives. Amounts will be paid in the years 2015 and 2016 based on the Company's performance, as defined in the agreements. During the year ended December 31, 2012, the Company recorded expense of $1,834,000 and has a liability of

OPEN ROAD RELEASING, LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012 and 2011

(8) Deferred Compensation (Continued)

$1,883,000 at December 31, 2012. The Company will continue to estimate the liability and compensation expense through settlement.

(9) Related-Party Transactions

        The Company recognized revenue in the amount of $24,880,000 and $4,312,000 from its members for the years ended December 31, 2012 and 2011, respectively. The Company had $583,000 and $33,000 in outstanding accounts receivable at December 31, 2012 and 2011, respectively, from its members. At December 31, 2012, the Company has recorded direct costs of $4,173,000 and a $4,147,000 liability to its members related to a promoted content distribution obligation as defined in the Company's Operating Agreement. The Company paid $222,000 in 2012 under that agreement. In 2011, the Company also paid consulting fees in the amount of $400,000 to Apollo Management, a related party at that time. Furthermore, the Company paid $520,000 and $55,000 in marketing costs to its members for the years ended December 31, 2012 and 2011, respectively.

(10) Subsequent Events

        The Company has evaluated subsequent events and transactions for potential recognition or disclosure through the date the accompanying financial statements were available to be issued.

                 Shares

AMC Entertainment Holdings, Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

                    , 2013

Citigroup
BofA Merrill Lynch
Barclays
Credit Suisse
B. Riley & Co.
Barrington Research
FBR
HSBC
LOYAL3 Securities
Piper Jaffray
Stifel
Wedbush Securities

        Until                        , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of Class A common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, are estimated.

Securities and Exchange Commission registration fee		$54,560

National securities exchange listing fee		*
Financial Industry Regulatory Authority, Inc. filing fee		$60,500
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 102 of the Delaware General Corporation Law (the "DGCL") grants us the power to limit the personal liability of our directors or our stockholders for monetary damages for breach of a fiduciary duty. Article VIII, Section A of our Amended and Restated Certificate of Incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the Delaware General Corporation Law (unlawful dividends); or for transactions from which the director derived improper personal benefit.

        Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against certain costs and expenses, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the corporation if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article VIII, Section B of our Amended and Restated Certificate of Incorporation requires us to indemnify any current or former directors or officers to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to us of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise. Article VIII, Section B also permits us to indemnify any current or former employees or agents to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon such terms and conditions, if any, as we deem appropriate.

        Section 145 of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person's status as such. As permitted by Section 145 and Section 6.08 of our Amended and Restated

Bylaws, we carry insurance policies insuring its directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

        In the past three years, we have not sold securities without registration under the Securities Act of 1933, except as described below.

        On August 30, 2012, Parent sold 1,434,736 of its existing Class A common stock to Wanda America Investment Holding Co. Ltd for aggregate consideration of $750.0 million.

        On August 30, 2012, Parent sold 3,497 shares of its Class N Common Stock to certain members of management for $517.2 per share.

        On September 27, 2012, Parent sold 96,688 of its existing Class A common stock to Wanda America Investment Holding Co. Ltd for aggregate consideration of $50.0 million.

        These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act, as they were transactions by an issuer that did not involve a public offering of securities.

        In connection with the Reclassification, we will issue                    shares of our Class A common stock and                shares of our Class B common stock to holders of common stock of AMC Entertainment Holdings, Inc. This transaction will be effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        (a)   Exhibits

          See the Exhibit Index immediately following the signature pages included in this Registration Statement.

        (b)   Financial Statement Schedules

          See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

          All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this registration statement.

ITEM 17.    UNDERTAKINGS

        (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Leawood, State of Kansas, on November 26, 2013.

AMC Entertainment Holdings, Inc.
By:	/s/ GERARDO I. LOPEZ Gerardo I. Lopez Chief Executive Officer, President and Director

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GERARDO I. LOPEZ Gerardo I. Lopez	Chief Executive Officer, President and Director (Principal Executive Officer)	November 26, 2013
/s/ CRAIG R. RAMSEY Craig R. Ramsey	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 26, 2013
* Lin Zhang	Chairman of the Board and Director	November 26, 2013
* Anthony J. Saich	Director	November 26, 2013
* Chaohui Liu	Director	November 26, 2013
* Ning Ye	Director	November 26, 2013
* Kevin M. Connor	Senior Vice President, General Counsel and Secretary	November 26, 2013

Signature	Title	Date

* Chris A. Cox	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 26, 2013
*By: /s/ CRAIG R. RAMSEY Craig R. Ramsey Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER		DESCRIPTION
†1.1		Underwriting Agreement (to be filed by amendment).

**2.1		Agreement and Plan of Merger, dated May 21, 2012, by and among AMC Entertainment Holdings, Inc., Dalian Wanda Group Co., Ltd. and, solely with respect to certain sections, the stockholder representative referenced therein.

**3.1		Form of Third Amended and Restated Certificate of Incorporation of AMC Entertainment Holdings, Inc.

**3.2		Form of Second Amended and Restated Bylaws of AMC Entertainment Holdings, Inc.

4.1	(a)	Credit Agreement, dated April 30, 2013, by and among AMC Entertainment Inc., the lenders and the issuers party thereto, Citicorp North America, Inc., as agent, and the other agents and arrangers party thereto (incorporated by reference from Exhibit 10.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on May 3, 2013).

4.1	(b)	Guaranty, dated as of April 30, 2013, by AMC Entertainment Inc. and each of the other Guarantors party thereto in favor of the Guaranteed Parties named therein (incorporated by reference from Exhibit 10.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on May 3, 2013).

4.1	(c)	Pledge and Security Agreement, dated as of April 30, 2013, by AMC Entertainment Inc. and each of the other Grantors party thereto in favor of Citicorp North America, Inc., as agent for the Secured Parties (incorporated by reference from Exhibit 10.3 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on May 3, 2013).

4.2	(a)	Indenture, dated as of June 9, 2009, respecting AMCE's 8.75% Senior Notes due 2019, by and among AMCE, a Delaware corporation, the Guarantors party thereto from time to time and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on June 9, 2009).

4.2	(b)	First Supplemental Indenture, dated June 24, 2010, respecting AMC Entertainment Inc.'s 8.75% Senior Notes due 2019 (incorporated by reference from Exhibit 4.3 to AMCE's Form 10-Q (File 1-8747) filed on August 10, 2010).

4.2	(c)	Second Supplemental Indenture, dated November 30, 2010, respecting AMC Entertainment Inc.'s 8.75% Senior Notes due 2019 pursuant to which AMC ITD, Inc. guaranteed the 8.75% Senior Notes due 2019 (incorporated by reference from Exhibit 4.4 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).

4.2	(d)	Third Supplemental Indenture, dated April 27, 2012, respecting AMCE's 8.75% Senior Notes due 2019 (incorporated by reference from Exhibit 4.4(d) to the Company's Registration Statement on Form S-1 (File No. 333-168105) filed on July 14, 2010, as amended).

4.2	(e)	Fourth Supplemental Indenture, dated as of June 21, 2012, respecting AMCE's 8.75% Senior Notes due 2019 (incorporated by reference from Exhibit 4.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on June 22, 2012).

4.3		Registration Rights Agreement, dated as of June 9, 2009, respecting AMCE's 8.75% Senior Notes due 2019, by and among AMCE, the Guarantors party thereto from time to time, Credit Suisse Securities (USA) LLC, for itself and on behalf of the other Initial Purchasers, and J.P. Morgan Securities Inc., as Market Maker (incorporated by reference from Exhibit 4.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on June 9, 2009).

EXHIBIT NUMBER		DESCRIPTION
4.4	(a)	Indenture, dated December 15, 2010, respecting AMC Entertainment Inc.'s 9.75% senior subordinated notes due 2020, between AMC Entertainment Inc., the Guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).

4.4	(b)	First Supplemental Indenture, dated as of April 27, 2012, respecting AMCE's 9.75% Senior Subordinated Notes due 2020 (incorporated by reference from Exhibit 4.11(b) to the Company's Registration Statement on Form S-1 (File No. 333-168105) filed on July 14, 2010, as amended).

4.4	(c)	Second Supplemental Indenture, dated as of June 21, 2012, respecting AMCE's 9.75% Senior Subordinated Notes due 2020 (incorporated by reference from Exhibit 4.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on June 22, 2012).

4.5		Registration Rights Agreement, dated December 15, 2010, respecting AMC Entertainment Inc.'s 9.75% Senior Subordinated Notes due 2020, among Goldman, Sachs & Co., J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Foros Securities LLC, as representatives of the initial purchasers of the 2020 Senior Subordinated Notes and J.P. Morgan Securities LLC, as market maker (incorporated by reference from Exhibit 4.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).

†4.6		Form of Certificate of Class A Common Stock.

†4.7		Form of Certificate of Class B Common Stock.

**5.1		Opinion of Weil, Gotshal & Manges LLP.

10.1		Consent Decree, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of Washington (incorporated by reference from Exhibit 10.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 27, 2005).

10.2		Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the Antitrust Division of the United States Department of Justice (incorporated by reference from Exhibit 10.3 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 27, 2005).

**10.3		Management Stockholders Agreement of AMC Entertainment Holdings, Inc., dated August 30, 2012, by and among AMC Entertainment Holdings, Inc., Dalian Wanda Group Co., Ltd. and the management stockholders of AMC Entertainment Holdings, Inc. party thereto.

10.4		American Multi-Cinema, Inc. Savings Plan, a defined contribution 401(k) plan, restated January 1, 1989, as amended (incorporated by reference from Exhibit 10.6 to AMCE's Registration Statement on Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).

10.5	(a)	Defined Benefit Retirement Income Plan for Certain Employees of American Multi-Cinema, Inc., as Amended and Restated, effective December 31, 2006, and as Frozen, effective December 31, 2006 (incorporated by reference from Exhibit 10.15(a) to AMCE's Form 10-K (File No. 1-8747) filed June 18, 2007).

10.5	(b)	American Multi-Cinema, Inc. Supplemental Executive Retirement Plan, as Amended and Restated, generally effective January 1, 2006, and as Frozen, effective December 31, 2006 (incorporated by reference from Exhibit 10.15(b) to AMCE's Form 10-K (File No. 1-8747) filed June 18, 2007).

EXHIBIT NUMBER	DESCRIPTION
10.6	American Multi-Cinema, Inc. Retirement Enhancement Plan, as Amended and Restated, effective January 1, 2006, and as Frozen, effective December 31, 2006 (incorporated by reference from Exhibit 10.19 to the Company's Registration Statement on Form S-1 (File No. 333-139249) filed April 12, 2007, as amended).
10.7
AMC Non-Qualified Deferred Compensation Plan, as Amended and Restated, effective January 1, 2005 (incorporated by reference from Exhibit 10.21 to the Company's Registration Statement on Form S-1 (File No. 333-139249) filed April 12, 2007, as amended).

10.8	Employment Agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and John D. McDonald which commenced July 1, 2001. (incorporated by reference from Exhibit 10.29 to Amendment No. 1 to the AMCE's Form 10-K (File No. 1-8747) filed on July 27, 2001).

10.9	Employment Agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Craig R. Ramsey which commenced on July 1, 2001. (incorporated by reference from Exhibit 10.36 to AMCE's Form 10-Q (File No. 1-8747) filed on August 12, 2002).

10.10	Contribution and Unit Holders Agreement, dated as of March 29, 2005, among National Cinema Network, Inc., Regal CineMedia Corporation and National CineMedia, LLC (incorporated by reference from Exhibit 10.1 to the AMCE's Current Report on Form 8-K (File No. 1-8747) filed April 4, 2005).

10.11	Exhibitor Services Agreement, dated February 13, 2007 between National CineMedia, LLC and American Multi-Cinema, Inc. (filed as Exhibit 10.2 to the Current Report on Form 8-K (File No. 1-33296) of National CineMedia, Inc., filed on February 16, 2007, and incorporated herein by reference).

10.12	Third Amended and Restated Limited Liability Company Operating Agreement, dated February 13, 2007 between American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc. (incorporated by reference from Exhibit 10.3 to the AMCE's Current Report on Form 8-K (File No. 1-8747) filed February 20, 2007).

10.13	Employment Agreement, dated as of November 6, 2002, by and among Kevin M. Connor, AMC Entertainment Inc. and American Multi-Cinema, Inc. (incorporated by reference from Exhibit 10.49 to AMCE's Form 10-K (File No. 1-8747) filed on June 18, 2007).

10.14	Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia, LLC and American Multi-Cinema, Inc. (filed as Exhibit 10.1 to the Current Report on Form 8-K (File No. 1-33296) of National CineMedia, Inc., filed on February 6, 2008, and incorporated herein by reference).

10.15	Employment Agreement, dated as of February 23, 2009, by and between Gerardo I. Lopez and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on February 24, 2009).

10.16	Employment Agreement, dated as of April 17, 2009, by and between Robert J. Lenihan and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.51 to AMCE's Form 10-K (File No. 1-8747) filed on June 15, 2010).

10.17	Employment Agreement, dated as of November 24, 2009, by and between Stephen A. Colanero and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.48 to AMCE's Form 10-K (File No. 1-8747) filed on June 3, 2011).

EXHIBIT NUMBER	DESCRIPTION
10.18	Employment Agreement, dated as of July 1, 2001, by and between Mark A. McDonald and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.48 to AMCE's Form 10-K (File No. 1-8747) filed on June 18, 2008)

10.19	Employment Agreement, dated as of August 18, 2010, by and between Elizabeth Frank and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.65 to AMCE's Form 10-K (File No. 1-8747) filed on March 13, 2013)

**10.20	Management Subscription Agreement, dated as of May 21, 2012, by and among AMC Entertainment Holdings, Inc. and Gerardo I. Lopez.

**10.21	Management Subscription Agreement, dated as of May 21, 2012, by and among AMC Entertainment Holdings, Inc. and Craig R. Ramsey.

**10.22	Management Subscription Agreement, dated as of May 21, 2012, by and among AMC Entertainment Holdings, Inc. and Elizabeth Frank.

**10.23	Management Subscription Agreement, dated as of May 21, 2012, by and among AMC Entertainment Holdings, Inc. and John D. McDonald.

**10.24	Management Subscription Agreement, dated as of May 21, 2012, by and among AMC Entertainment Holdings, Inc. and Mark A. McDonald.

**10.25	Form of Registration Rights Agreement by and among AMC Entertainment Holdings, Inc. and the shareholder party thereto.

**10.26	Form of Indemnification Agreement.

†10.27	Form of Employment Agreement, by and among AMC Entertainment Holdings, Inc. and Gerardo I. Lopez.

*10.28	Form of AMC Entertainment Holdings, Inc. 2013 Equity Incentive Plan.

*10.29	Form of Stock Award Agreement.

*10.30	Form of Performance Stock Unit Award Agreement.

*10.31	Form of Restricted Stock Unit Award Agreement for individuals covered by Section 162(m) of the Internal Revenue Code.

*10.32	Form of Restricted Stock Unit Award Agreement.

14.1	Code of Ethics (incorporated by reference from Exhibit 14 to AMCE's Form 10-K (File No. 1-8747) filed on June 23, 2004).

**21	Subsidiaries of AMC Entertainment Holdings, Inc.

*23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm, as to AMC Entertainment Holdings, Inc.'s consolidated financial statements as of December 31, 2012 and for each of the periods ended December 31, 2012, March 29, 2012 and March 31, 2011.

*23.2	Consent of Deloitte & Touche LLP as to National CineMedia, LLC's financial statements.

*23.3	Consent of CohnReznick LLP as to Digital Cinema Implementation Partners, LLC's financial statements.
*23.4	Consent of KPMG, Independent Registered Public Accounting Firm, as to Open Road Releasing, LLC's financial statements.

**23.5	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

**24	Powers of Attorney.

EXHIBIT NUMBER	DESCRIPTION
**99.1	Consent of Lloyd Hill.

**99.2	Consent of Jian Wang.

*
Filed herewith.

†
To be filed by amendment.

**
Previously filed.